As filed with the Securities and Exchange Commission on December 18, 2006

Registration No. 333-137457

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-11

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Meruelo Maddux Properties, Inc.

(Exact name of registrant as specified in its charter)

Delaware	6500	20-5398955
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. employer identification number)

761 Terminal Street

Building 1, Second Floor

Los Angeles, California 90021

(213) 291-2800

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

John Charles Maddux

President and Chief Operating Officer

761 Terminal Street

Building 1, Second Floor

Los Angeles, California 90021

(213) 291-2800

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Brad S. Markoff, Esq. Jeffrey M. Sullivan, Esq. DLA Piper US LLP 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612 Phone: (919) 786-2000 Facsimile: (919) 786-2200	Mark J. Kelson, Esq. Manatt, Phelps & Phillips, LLP 11355 West Olympic Boulevard Los Angeles, California 90064 Phone: (310) 312-4000 Facsimile: (310) 312-4224

Approximate date of commencement of proposed sale to public:    As soon as practicable after the effectiveness of the registration statement.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED                  , 2007

40,000,000 Shares

Common Stock

Meruelo Maddux Properties, Inc. is a taxable corporation recently formed to develop, redevelop and own commercial and residential properties in downtown Los Angeles and other urban markets in California. Upon completion of this offering and our formation transactions, we will own, lease with rights to purchase and have rights to acquire interests in 34 development and redevelopment projects and 19 projects that have been developed. This is our initial public offering. No public market currently exists for our common stock. All of the 40,000,000 shares of common stock offered by this prospectus are being sold by us.

We currently expect the initial public offering price of the common stock to be between $[•] and $[•] per share. We have applied to list our common stock on The Nasdaq Global Market™ under the symbol “MMPI.”

See “ Risk Factors” beginning on page 23 to read about risks you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our common stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Price to public	$	$
Underwriting discount (1)(2)	$	$
Proceeds to us, before expenses (1)(2)	$	$

(1)	Certain direct sales will not involve an underwriting discount. See “Underwriting.”
(2)	Includes 0.75% of the gross offering proceeds to us received from the shares sold by us to the underwriters, or $[•] in the aggregate, payable by us to Friedman, Billings, Ramsey & Co., Inc. for financial advisory services.

We have granted to the underwriters the right to purchase within 30 days from the date of this prospectus up to an additional 6,000,000 shares of common stock at the public offering price per share, less the underwriting discount, to cover over-allotments. The underwriters are offering the shares of common stock covered by this prospectus as described in “Underwriting.”

The underwriters expect to deliver the shares of common stock to purchasers on or about                , 2007.

FRIEDMAN BILLINGS RAMSEY	UBS INVESTMENT BANK

KEYBANC CAPITAL MARKETS

RBC CAPITAL MARKETS

BLAYLOCK & COMPANY, INC.

CABRERA CAPITAL MARKETS, INC.

DE LA ROSA & CO.

The date of this prospectus is                , 2007.

This map identifies projects in the Los Angeles downtown area in which the company will own an interest. The company will own interests in additional projects outside the area covered by this map.

You should rely only on information contained in this prospectus or in any related free writing prospectus filed with the Securities and Exchange Commission and used or referred to in an offering to you of these securities. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained herein is correct as of any time subsequent to the date hereof.

SUMMARY

This is only a summary and does not contain all of the information that you should consider before investing in shares of our common stock. You should read this entire prospectus, including “Risk Factors,” our financial statements, pro forma financial information, and related notes appearing elsewhere in this prospectus, before deciding to invest in shares of our common stock.

In this prospectus, unless the context suggests otherwise, references to “our company,” “we,” “us” and “our” mean Meruelo Maddux Properties, Inc. and its subsidiaries. When we refer to “urban infill,” we mean development of vacant land or redevelopment of underused structures in built-up areas that have infrastructure and other public services in place. When we refer to “stabilized properties,” we mean completed development or redevelopment projects that have consistently commanded market-rate rents and occupancies.

Unless indicated otherwise, the information included in this prospectus assumes no exercise by the underwriters of the over-allotment option to purchase up to an additional 6,000,000 shares of common stock and that the shares of common stock to be sold in this offering are sold at a price of $[•] per share, which is the midpoint of the range set forth on the front cover of this prospectus. Unless indicated otherwise, any reference to the estimated number of shares of our common stock to be issued to entities owned by Messrs. Meruelo and Maddux in our formation transactions does not include shares that we have a contingent obligation to issue if certain events occur. (See “— Our Formation Transactions — Contingent Issuance of Shares”).

The historical operations described in this prospectus refer to the historical operations of Meruelo Maddux Properties, Inc., entities to be contributed to Meruelo Maddux Properties, Inc. and certain of their affiliates and predecessor entities, which we refer to collectively as our predecessor business throughout this prospectus. We have generally described our operations in this prospectus as if the historical operations of our predecessor business were conducted by us.

Overview

We are a self-managed, full-service real estate company that develops, redevelops and owns commercial and residential properties located in downtown Los Angeles and other densely populated urban areas in California that are undergoing demographic or economic changes. Upon completion of this offering and our formation transactions, we will own, lease with rights to purchase and have rights to acquire interests in 34 development and redevelopment projects and 19 projects that have been developed, which we collectively refer to as our projects.

We are an evolving and experienced real estate company in the Los Angeles market. Including our predecessor business, we have invested more than $700 million in real estate since 1987, primarily in downtown Los Angeles. We employ specialists in urban site identification, land planning, design development, architecture, construction oversight, financial underwriting, real estate law and property management. Our employees have close working relationships with local and national lending institutions, local government officials and community and labor leaders and are active in the real estate financial and brokerage community in Los Angeles. We have substantial experience in assembling numerous small land parcels, expediting land development approvals and in project design, construction and management.

We focus on properties that have alternate, more profitable uses achievable through major renovation, redevelopment or development. We are involved in a wide range of project types, including food industry, wholesale market, small tenant industrial and residential properties. These projects are predominantly located in a densely urban, multi-ethnic environment, involve numerous local entitlement, property assemblage and physical challenges and are opportunities frequently overlooked by mainstream institutional investors and developers. We believe we can earn higher risk-adjusted returns on the redevelopment of re-emerging urban markets than on initial development in emerging suburban markets.

We are committed to socially responsible investment. Real estate development activity in California historically has been centered around the periphery of established population areas, which has resulted in suburban sprawl and exacerbated economic, social and transportation problems and provoked resistance from businesses, residents and governments. “Smart Growth” and “Transit Oriented Development” are emerging categories of development that feature urban infill projects that meet the demands of urban communities. The advantages of Smart Growth projects include utilizing or upgrading existing infrastructure instead of creating new infrastructure, as well as reducing automobile reliance by locating businesses, customers and employees closer to each other and to existing public transit systems. We pursue Smart Growth projects, Transit Oriented Development and similar projects that have both economic and social benefits.

Most of our projects are located in or around the downtown area of Los Angeles, and all of our projects are in Southern California. Downtown Los Angeles is commonly defined as an area of approximately 350 city blocks, or approximately 2,500 acres, ringed by the U.S. Highway 101/ Santa Ana Freeway on the north, the Los Angeles River on the east, U.S. Interstate 10/Santa Monica Freeway to the south and the State Highway 110/Pasadena Freeway to the west. Downtown Los Angeles has attracted more than $11.8 billion in new construction investment from 2000 through the second quarter of 2006, according to the Los Angeles Downtown Center Business Improvement District. With approximately 80 acres of land in downtown Los Angeles owned or controlled through executory purchase and sale agreements or options to purchase, we believe we are the largest non-government landowner in downtown Los Angeles. By comparison, a 27-block area in the financial district of downtown Los Angeles, often referred to as Bunker Hill, that contains the bulk of downtown’s class A high-rise office buildings and major hotels and retail properties is situated on approximately 143 acres.

Incidental to our ownership of one of our projects, we own and operate a cold storage business in an approximately 85,799 square foot facility.

History of our Company and our Management Team

Through our predecessor business, we have been investing in urban real estate since 1972, when Cuban immigrants Homero and Belinda Meruelo purchased their first commercial building in downtown Los Angeles. Our current management team is led by our co-founders Richard Meruelo, who will serve as our Chief Executive Officer and Chairman of our Board of Directors and who is the son of Homero and Belinda Meruelo, and John Charles Maddux, who will serve as our President and Chief Operating Officer and a member of our Board of Directors. Each has more than 20 years of experience in identifying, acquiring, entitling, financing, developing and redeveloping urban real estate. They have worked together since 1987.

Our executive officers have been involved in more than $22.7 billion of real estate financing transactions and the acquisition, development, redevelopment or disposition of more than $13.2 billion in commercial, retail, multifamily and residential properties. A significant portion of these transactions and properties were in Southern California.

The State of California Public Employees’ Retirement System, or CalPERS, has been a substantial investor in our predecessor business. Our management team is one of only approximately 11 designated groups participating in the California Urban Real Estate, or C.U.R.E., program sponsored by CalPERS. The C.U.R.E. program targets rehabilitation, repositioning and development of real estate in urban and underserved markets in California. CalPERS has provided our predecessor business with capital through the C.U.R.E. program in the form of a revolving credit facility in the principal amount of approximately $150.0 million. We will use a portion of the net proceeds of this offering to pay all amounts outstanding under the facility. We are currently in discussions with CalPERS about amending the facility’s terms to reflect the formation transactions, to revise certain covenants and to reduce the interest rate. If the discussions are unsuccessful, the facility will be terminated.

As part of this offering, we plan to sell, at the initial public offering price, approximately [•] shares of common stock directly to Mr. Meruelo or an entity controlled by Mr. Meruelo.

Our Strategies

Our Investment Strategy

We invest in sub-markets that are undergoing demographic, structural or economic change; where a significant portion of the properties and participants are historically of a non-institutional nature; where the buildings are predominantly obsolete or no longer relevant to the submarket’s changing profile; where we have established strong working relationships with the city planners, community redevelopment agencies and local political organizations; and are located near the existing transportation network, particularly public transportation systems.

Our Value Creation Strategies

Aggregate Separate Parcels and Acquire Controlling Locations in Developing Neighborhoods. In our markets, large, contiguous development properties are infrequently for sale and, when available, sell for prices that often reflect their potential value. We seek to acquire smaller, separate real estate parcels over time with a view toward aggregating those smaller parcels into one property that can accommodate a larger-scale development project. To acquire the individual parcels and reduce our holding costs, we sometimes purchase an option contract or sign a long-term purchase agreement that gives us the right to acquire the land at a specific price on or before some future date. We may also acquire a strategically sized or configured parcel in a city block that would be instrumental in any material redevelopment of the block, thereby deterring any substantial competing development and creating an incentive for owners of adjacent parcels to sell. This strategy should allow us to generate stockholder value by creating large contiguous development sites at attractive prices.

Focus on the Property Needs of Specific Industries and Premium Space Users. We seek to achieve rent premiums by meeting the property needs of “premium space users” such as cold storage, food processing and food distribution companies, whose critical business functions depend on the location, zoning, tenant improvements or utilities of the leased space and whose needs frequently coincide with urban environments. The ability to provide premium space users with facilities and services that maximize their operating profits may allow a landlord to minimize leasing risk and charge rents that, net of costs incurred to provide such facilities and services, exceed rents for space users that are relatively indifferent to location or amenities. We will continue to identify premium space users in our markets and work to understand and fulfill their evolving requirements.

Focus on Sub-Markets that are Transitioning from Large to Small Tenants. We acquire, modernize and subdivide large, older single-tenant industrial and mixed-use buildings. In many urban marketplaces, large manufacturers and distributors have relocated their businesses, often vacating such buildings for overseas or suburban locations. Taking their place are small emerging businesses and established companies that are de-centralizing their operations. We are experienced in transforming large, single-tenant buildings into workplaces for many small tenants by re-using a large portion of the existing facility and creatively subdividing the space at a relatively low cost. This approach should allow us to offer competitively-priced space (as compared to rental rates for new buildings) in convenient urban locations, generating attractive yields for our stockholders.

Aggregate Small, Synergistic Tenants. In urban areas, the non-office tenant base contains many small businesses. Grouping similar businesses together creates a marketplace that offers convenience to product buyers and a steadier stream of prospective customers to the businesses. These advantages may increase business profits and stability and may justify a rental premium compared to stand-alone locations. We seek sub-markets where there is an active, but unorganized, critical mass of similar businesses that could benefit from aggregation. We believe this strategy should allow us to generate higher rental income from our small tenants.

Focus on Residential Development in Appropriate Locations. We intend to develop downtown residential projects on sites we own near transportation infrastructure and demand generators such as office buildings, retail stores, restaurants, and cultural and sports venues. In the last five years, housing unit demand has outpaced supply in the Los Angeles area. Since 2000, the population has increased by 645,000 people in Los Angeles County. This implies historical demand for approximately 212,000 additional housing units (based on 3.04 persons per housing unit, derived from housing and population statistics) while only 66,000 new housing units have been built. Moreover, the current downtown residential population, estimated at approximately 24,000, is expected to more than double by 2009. We believe demand for residential units in downtown Los Angeles will also grow. We believe that our residential projects will offer desirable housing and provide us with attractive returns on invested capital.

Coordinate Residential and Industrial Development in Shifting Urban Markets. Much of the downtown Los Angeles industrial space is aging or obsolete and not properly serving its industrial users. We seek properties within historically industrial districts that are located in emerging housing sub-markets. As active developers and operators of industrial/distribution space, we have greater ability to acquire such opportunities quickly and at lower industrial/distribution pricing than residential-only developers. We also seek the purchase of industrial/distribution properties in areas near downtown but not in emerging residential markets. We see opportunities to better serve industrial users we displace through residential redevelopment by providing them with more suitable space in commercial projects of ours in such near downtown areas. We believe coordinating residential and industrial development in this manner facilitates our land assemblage.

Pursue Opportunities Offered by Governmental Organizations. In the State of California, the state government, regional agencies and local community redevelopment agencies created under the California Community Redevelopment Law control a large amount of surplus property in urban areas and have substantial land use discretion. These organizations often must dispose of their surplus property in a manner that encourages socially responsible development. We believe that such organizations present some of the more compelling opportunities in California urban areas because of the size or location of the parcels they control or because the acquisition terms for such parcels may be more favorable than typical private seller terms. We believe our management’s advocacy of socially-minded solutions for urban real estate problems gives us a competitive advantage to be selected by these government organizations, thereby creating opportunities to acquire properties at attractive values.

Our Operating Strategies

Efficiently Manage the Development and Operation of Our Projects. We employ a mixture of direct management and asset management strategies. Firstly, we keep direct control over critical development functions in which we believe we have the most expertise and that require the most local knowledge, such as identification and acquisition of projects and land use entitlement. Secondly, because of the wide variety in our projects, we generally retain expert third-party general contractors to manage the construction of our projects, and we employ in-house project managers to supervise the construction management process closely. Thirdly, once a project is complete, we directly manage its operation and leasing activities, or we retain third-party sales companies in the case of for-sale projects. We will occasionally engage third-party leasing agents when they have superior tenant relationships or knowledge of the sub-markets in which our projects are located.

Seek Interim Revenues from Properties. The public approval process for certain projects may last two years or longer. During the assemblage or approval process, we may choose to maintain any improvements on the properties, with the ability to terminate leases promptly or relocate tenants when we obtain the final assemblage piece or approvals. We accomplish this by converting long-term leases to month-to-month leases, seeking additional interim income from conventional sources, such as surface parking, or from unconventional sources such as temporarily licensing space to entertainment companies for on-location filming. In addition, because we have a roster of month-to-month tenants who have shown a willingness to relocate at our discretion, we have the flexibility to generate interim revenues by relocating tenants from a property commencing redevelopment construction to another that is in the pre-development phase.

Sell or Recapitalize our Projects to Realize Value. We expect to dispose of or recapitalize many of our projects from time to time once they reach what we believe to be their maximum near-term value and redeploy some or all of our equity and profits into other real estate investments that we believe have a greater long-term potential for economic appreciation. We believe that we will maximize our risk-adjusted returns with a policy of selling some of our completed projects to realize capital appreciation and reinvesting the net proceeds in new redevelopment projects, rather than redeveloping and retaining a project to realize increased rents over a long period.

Our Underwriting Process

In considering whether to acquire an available property, we first examine the property’s current use and market value based on historical income from operations, revenue and expense trends and likely future profitability within its current use. We then undertake an extensive due diligence review and analyze current demand generators and the property’s competitive position. As applicable, we review the property’s current tenants and leases.

Because we are foremost a redeveloper and focus on creating value through converting real estate to different uses, we critically examine possible uses of each potential property. In addition to the net financial value of the new property use, our financial models of these potential properties consider projected returns to stockholders that reflect the risk discounts and timelines that take into account the factors described below. Key factors in our investment decision include compatibility of the future use with the general plan, zoning and planning laws, regulations and policies of the municipality, including current zoning; an estimate of our ability and the time needed to obtain necessary entitlement; local political support or opposition to the proposed use; whether we own or control adjacent parcels; whether we have the ability to relocate current tenants to other projects in our portfolio; the profile and availability of anticipated future tenants or purchasers; and trends in the property’s neighborhood, including ongoing or proposed redevelopment projects and expected shifts in demographics and demand generators.

As we evaluate potential residential developments, we underwrite such property on a for-rent and on a for-sale basis. We decide to sell or rent a residential development based on market factors at the time and based on which strategy will maximize the return to the company.

Competitive Strengths

We believe we distinguish ourselves from other participants in our industry segment based on several factors:

•	We are a fully-integrated real estate company with a sophisticated infrastructure, including acquisition, architectural design, professional engineering, land planning, legal, construction oversight, property management and leasing and tenant services resources all within our organization.

•	Based on our management’s business experience and familiarity with other real estate developers in Los Angeles, we believe we will be one of a few well-capitalized companies pursuing Smart-Growth projects in our markets. Immediately after the completion of this offering and our formation transactions, our debt-to-total-assets ratio will be only approximately 19.0%, which, based on our current leverage policies, should give us sufficient capacity to complete the development and redevelopment of our projects.

•

Our business plan is distinctive among publicly-traded companies. We focus on urban infill redevelopment and development and on finding more profitable uses for existing urban properties. Such properties may have substantial vacancies, unstable occupancies or require major renovations for a new use. We believe that our business, which requires local and other special knowledge to identify viable alternate uses for urban property, presents higher potential risk adjusted returns than the returns that might be derived from focusing on increasing the spread between the yields generated by stabilized properties over the costs of financing those properties or on suburban development.

•	Our senior management has extensive real estate experience and relationships, particularly in the greater Los Angeles area. With an average of approximately 23 years of experience, our management has developed a network of contacts among the tenants, property owners, government agencies, brokers, community lenders, institutional investors, third-party service providers and design-build contractors who participate in our market. Our senior management understands the government entitlement process involved in urban infill development and is familiar with trends in evolving Los Angeles neighborhoods.

•	We believe that our primary focus on greater Los Angeles, one of the most attractive and largest urban real estate markets in the United States, is an advantage over real estate companies with a broader geographic focus and that our target markets will continue to present us with numerous opportunities for acquiring projects that meet our investment criteria and for realizing value from redevelopment projects.

•	We believe there is inherent value in our portfolio because of its unique size, diversity and location. Our portfolio, including those projects that we will have a right to acquire, was assembled over a period of many years from more than 140 smaller parcels in high-barrier-to-entry locations after an extensive evaluation and entitlement process. In many cases, our acquisitions followed protracted negotiations or lengthy contract periods. It would be difficult for another real estate company to assemble today a property portfolio in downtown Los Angeles similar to ours.

•	As a taxable corporation, we have greater operating flexibility than that of our competitors that are organized as real estate investment trusts, or REITs. We will, however, operate our business through an operating partnership and will therefore have the same ability that a REIT structured as an umbrella partnership REIT, or UPREIT, has to acquire properties by issuing common units of the operating partnership as consideration. This structure may allow a property owner to defer recognizing taxable gain upon our acquisition of the property.

Summary Risk Factors

You should carefully consider the matters discussed in the “Risk Factors” section beginning on page 23 prior to deciding to invest in shares of our common stock. These risks include:

•	The development and redevelopment of our projects is highly speculative and subject to timing, budgeting and other risks, including cyclical over-building or over-investing within certain real estate submarkets and changing political situations that may interfere with our proposed uses of projects. In particular:

•	We are subject to increases in the costs of materials (especially in the price of steel, lumber, drywall, copper and concrete, which are significant components of construction costs) caused by changing market conditions, including increased global demand.

•	We are affected by changes in laws and regulations (including the land entitlement processes), particularly in the City of Los Angeles, fiscal policies and zoning ordinances and the related costs of compliance with laws, their regulations and policies.

•	Increases in interest rates will increase our borrowing costs and our overall development or redevelopment costs for a project. In addition, customers may be unwilling or unable to purchase our for-sale projects at times when mortgage-financing costs are high or as borrower credit quality declines.

•	Our success depends on our ability to redevelop a majority of our portfolio and develop many new projects, which may make investing in our stock riskier than investing in the stock of real estate companies that own stabilized properties occupied by tenants with long-term leases. Many of our projects are several years away from commencing.

•	All of our projects are located in Southern California and most in the City of Los Angeles, which exposes us to more concentrated economic, regulatory, terrorist and natural disaster-related risks than if we owned properties in several geographic regions.

•	Our management team has no experience operating a public company, and we cannot assure you that we will be able to operate successfully as a public company or execute our business strategies as a public company.

•	We expect to experience rapid growth and may not be able to adapt our management and operational systems to integrate the new projects we expect to develop without unanticipated disruption or expense.

•	We have entered into, will be assigned and expect to enter into contracts to acquire real estate that may be subject to existing liabilities, some of which may be underestimated or unknown at the time we acquire the underlying assets, such as costs for remediation of environmental conditions.

•	We did not obtain third-party appraisals of our projects in connection with the formation transactions, and the consideration we will give in exchange for the contribution of the entities owning the projects was not negotiated at arm’s length and may exceed their fair market value or the value that would be determined by third-party appraisals.

•	Through their indirect ownership of our common stock, Richard Meruelo and John Charles Maddux will have an estimated [•]% of the voting power of our company and will thereby have controlling influence over certain matters. Mr. Meruelo alone will have [•]% of the voting power. This voting influence may delay, prevent or deter a change of control of our company and could prevent our stockholders from receiving a premium for their common stock as part of a sale of our company.

•	Real estate investments are relatively illiquid, and we will be limited in our ability to reconfigure our real estate portfolio in response to economic changes.

•	Our success depends on key personnel whose continued service is not guaranteed.

•	We expect to leverage our investments, and our certificate of incorporation and bylaws do not limit the amount of indebtedness we may incur.

•	We are subject to corporate income tax, which exposes our stockholders to potential double taxation with respect to any dividends we pay, and our initial projects will have substantial built-in taxable income, each of which may reduce the amount of funds we have to invest and pay as dividends.

Our Markets

Unless otherwise stated, the following information was compiled from market reports publicly available and published by the Los Angeles Downtown Center Business Improvement District, the Los Angeles County Economic Development Corporation, CB Richard Ellis, Marcus & Millichap, the United States Census Bureau, the State of California Department of Finance, the State of California Employment Development Department, Central City East Association Business Improvement District, LA Fashion District Business Improvement District, the International

Monetary Fund World Economic Outlook Database, the Los Angeles Downtown News, the Department of Commerce Bureau of Economic Analysis and the United States Department of Housing and Urban Development.

The Los Angeles area is one of the country’s largest metropolitan areas and one of the world’s leading economies. This five-county area posted a 2005 gross domestic product of $754.8 billion, which ranked it 15th largest among the world’s countries ranked by economic size. This 2005 gross domestic product grew by 7.4% over 2004 levels and has grown at a 6.0% compounded annual growth rate over the last five years, compared to a national average of 4.9%. The five-county region’s total population climbed above 18.0 million in 2005, which is a greater population than each state in the United States other than the rest of California, Texas and New York. The 2005 population grew by 257,000 residents, or 1.5% over 2004 levels, and represented 9.3% of the country’s total population growth in 2005, though the area only represents 6.1% of the total U.S. population. As of September 2006, the Los Angeles area had 8.2 million employed workers and a 4.5% unemployment rate.

A significant portion of the Los Angeles area economy can be traced to Los Angeles County, which ranked as the 17th largest economy in the world in 2005. Los Angeles County’s gross product in 2005 was $424.1 billion, an increase of more than 6.7% from 2004. Los Angeles County had a population of 10.2 million people as of 2005. As of September 2006, Los Angeles County had 4.6 million employed workers and a 4.8% unemployment rate.

The Los Angeles County area economy benefits from its modern infrastructure, which features two ports, six airports and comprehensive freight and mass transit systems. In 2005, ports in Los Angeles and Long Beach and major airports accounted for $293.9 billion in imports and exports. These ports combined were number one in the nation in both cargo tonnage and containers handled in 2005 and number five in the world. In addition, Los Angeles County is the largest manufacturing center in the United States generating more than 470,000 jobs for workers in 2005, which is nearly equivalent to the population of the City of Atlanta.

The City of Los Angeles is the nation’s second most populous city with approximately 4.0 million people. As of September 2006, the City of Los Angeles had 1.8 million employed workers and a 5.4% unemployment rate. Downtown Los Angeles is at the center of the City of Los Angeles and is the center of the highway, mass transit, rail and other infrastructure systems in the Los Angeles area. For example, downtown Los Angeles is the closest major rail hub to the port of Los Angeles and represents a natural distribution center for wholesale businesses to process their cargo. As a result of its centralized location, downtown Los Angeles is home to approximately 13,000 businesses as of January 2005, which represents an increase of 25% from 1991 levels. More than 450,000 public and private jobs are provided by these downtown businesses or government establishments.

The Los Angeles area industrial market is the largest such market in the United States. The Los Angeles County industrial market consists of 922.4 million square feet and was only 1.3% vacant, as of the third quarter of 2006. For the same period, the Los Angeles downtown/central industrial submarket, which consists of 130.0 million square feet, was only 0.3% vacant. The Los Angeles area office market is the fifth largest such market in the United States. Los Angeles County consists of 178.9 million square feet and was 9.2% vacant, as of the third quarter of 2006. For the same period, the downtown Los Angeles office submarket, which consists of 31.0 million square feet, was 13.6% vacant.

In 2003, Los Angeles County had a housing base of approximately 3.3 million homes and for-rent units. The vacancy rate of all for-rent units in Los Angeles County was 5.2%. The City of Los Angeles had a housing base of approximately 1.4 million homes and for-rent units. The vacancy rate of all for-rent units in the City of Los Angeles was 3.9%.

Downtown Los Angeles is currently in the process of transitioning from a daytime employment center to a 24-hour business, entertainment, social and dining home for a growing number of downtown residents. The current estimated downtown population is approximately 24,000 and is expected to more than double by 2009. According to a survey of all downtown “market rate” for-rent units by the Downtown Center Business

Improvement District in August 2006, the downtown for-rent unit market was 10.4% vacant. One quarter of the total downtown for-rent unit supply is still in the initial lease up phase as many new for-rent units have been delivered since 2005. Units constructed and opened before 2005 were just 4.3% vacant in August 2006.

Our Projects

In connection with this offering and our other formation transactions, in exchange for an aggregate of an estimated 39,946,154 shares of our common stock, we will acquire entities that own, or that are party to pending purchase and sale agreements, build-to-suit contracts, options to purchase and leases in respect of, 34 development and redevelopment projects and 19 projects that have been developed. The aggregate purchase price under the agreements, contracts and options we will indirectly assume is approximately $203.9 million in cash.

The following table provides a summary of our projects, assuming consummation of our formation transactions. Thirty-four of our projects are in various stages of development and redevelopment and development has been completed on 19 of our projects, as indicated in the table below. Some of our completed projects are not yet stabilized. Our development and redevelopment projects consist of vacant land, parking lots or properties with uses other than the intended uses after completion. For example, eight of our development and redevelopment projects are currently on approximately 34 acres of vacant land. Five other projects that we plan to develop into residential buildings are situated on 8.5 acres currently operated as paved parking lots. For more information about our projects, see “Our Business and Projects — Our Projects.”

The actual redevelopment plan and the actual commencement, completion and costs of construction may vary based on market conditions, government entitlements, changes in demand generators, proximate development, supply and service expenses and other factors. We can provide no assurance that any proposed development or redevelopment will occur as described below or on a timeframe or at costs consistent with our estimates.

Project Type (1)	Number (2)	Number of Acres	Completed Project Statistics or Current Redevelopment Plan

Completed

Commercial
Food Industry	6	20.75	291,758 square feet
Wholesale	1	1.75	55,000 square feet
Small Tenant	11	25.75	1,222,341 square feet
Residential	1	0.25	39 residential units and 5,000 square feet (retail space only)

Subtotal:	19	48.50	39 residential units and 1,574,099 square feet

Development or Redevelopment Stage

Commercial
Food Industry	3	86.75	712,843 square feet
Wholesale	8	45.00	1,866,315 square feet
Small Tenant	7	19.75	511,311 square feet
Residential	16	78.00	6,120 residential units, 269,965 square feet of retail space and 9,000 square feet of office space

Subtotal:	34	229.50	6,120 residential units, and 3,369,434 square feet of industrial, commercial, retail and office space

Total:	53	278.00	6,159 residential units, and 4,943,533 square feet of industrial, commercial, retail and office space

(1)	Indicated project type is the current project type for completed projects and the proposed project type for development and redevelopment projects.
(2)	Includes 17 projects that are subject, in whole or substantial part, to pending purchase or option to purchase agreements. In addition, two of our projects are in litigation regarding the relative rights of the parties pursuant to the purchase and sale agreements. A non-contiguous part of another of our projects is subject to an eminent domain proceeding by the Los Angeles County Metropolitan Transportation Authority. Finally, the Los Angeles Department of Building and Safety imposed an 18-month development ban on one of our projects following demolition that occurred at the project site without the proper permits.

Our Formation Transactions

We were organized on July 5, 2006 under the laws of the State of Delaware. Meruelo Maddux Properties, L.P., our operating partnership, was organized as a limited partnership under the laws of the State of Delaware on September 12, 2006. We will conduct substantially all of our operations and own substantially all of our assets through our operating partnership and its subsidiaries.

In connection with this offering, we have completed or will complete the several transactions described below that we collectively refer to as the formation transactions, pursuant to which we will acquire substantially all of the operations of our predecessor business, including the interests in our projects, and retain the employees of our predecessor business. Our predecessor business comprises multiple limited liability companies and corporations currently owned by two affiliates of Mr. Meruelo and one affiliate of Mr. Maddux, which affiliates we sometimes refer to as the contributors. Upon completion of the formation transactions, our operating partnership, directly or through subsidiaries, will own or lease, or have contractual rights to acquire interests in, 53 projects and will employ approximately 91 employees through a wholly-owned management company subsidiary.

Contributions and Mergers

•	On September 19, 2006, we entered into definitive merger and contribution agreements with the contributors, and the following will occur in connection with the merger and contribution agreements:

•	corporations owned by a contributor affiliated with Mr. Meruelo that collectively own four projects will merge with and into separate limited liability company subsidiaries of ours, with the limited liability companies surviving as separate subsidiaries, and we will issue 10,358,406 shares of our common stock to such contributor as the former stockholder of the corporations and will subsequently contribute the subsidiaries to our operating partnership in exchange for common units;

•	the contributors, which are the members and stockholders of limited liability companies and a corporation collectively owning, leasing or holding rights to acquire interests in 49 projects (including interests in two projects from Mr. Meruelo’s parents) and a commercial construction business will contribute their limited liability company interests and stock to us in exchange for an estimated 29,587,748 shares of our common stock and an estimated $[•] million in cash representing tax coverage payments (which payments will reduce the 29,587,748 shares otherwise issuable to the contributors by an estimated [•] shares) to cover tax on the income and gain described below and on such payments, and we will subsequently contribute the limited liability company interests and stock to our operating partnership in exchange for common units; and

•	our company will assume a $700,000 loan owed to our predecessor business by the contributor affiliated with Mr. Maddux, which loan assumption will reduce the number of shares of common stock that are otherwise issuable to the contributor affiliated with Mr. Maddux in the formation transactions. The share numbers described above take into account this reduction.

Contingent Issuance of Shares

•	We will have a contingent obligation to issue additional shares of our common stock to a contributor affiliated with Mr. Meruelo in the event that we sell or otherwise dispose of portions of our “Alameda Square” project on or before the 10th anniversary of the closing of the offering at an aggregate sales price in excess of $170.0 million (regardless of whether disposed of in a taxable transaction). The amount of contingent shares we will issue is a number of shares having a value equal to 50.0% of the amount by which the aggregate of the gross proceeds from all such dispositions exceeds $170.0 million, up to a maximum amount of $70.0 million. For this purpose, any contingent common stock issued will be valued at the greater of the per share initial public offering price and the then prevailing fair market value. The amount of contingent shares we will issue will be reduced by the interest imputed on such value by the Internal Revenue Service at the “applicable federal rate” (currently approximately 5.0%), computed from the date of consummation of this offering until such shares are issued. Such imputed interest amount will be paid to the contributor in cash when the contingent stock is issued to such contributor. This project will be contributed to us in exchange for approximately $[•] in shares of our common stock, based on the midpoint of the initial public offering price range on the cover of this prospectus.

•	In addition, one of the limited liability companies to be contributed to us that is owned by a contributor affiliated with Mr. Meruelo, which we refer to as the “MM Fund,” holds an approximately $23.0 million note receivable from another entity affiliated with Messrs. Meruelo and Maddux that will not be contributed to us because the property it owns is subject to condemnation proceedings by the Los Angeles Unified School District, which entity we refer to as the “Taylor Yards Entity.” The note receivable evidences amounts drawn by the MM Fund under our predecessor business’ credit facility with CalPERS, which amounts were loaned to the Taylor Yards Entity in connection with its acquisition of the property now subject to condemnation. We have agreed that, if and when amounts owing under the note receivable are paid and no longer subject to litigation risk, we will issue to one of the contributors affiliated with Mr. Meruelo and the contributor affiliated with Mr. Maddux a total number of shares of common stock having a value equal to such payments (valuing the common stock for this purpose at the per share initial public offering price and treating such value as an adjustment to the contribution value), plus pay their interest at the “applicable federal rate” in effect from the date of the closing of this offering through the date of issuance of such stock. Payment of the note receivable depends on the amount of the condemnation proceeds. We expect the condemnation proceedings will be completed, and the note paid in full or in part, within three years. We will contribute any proceeds from the note receivable to our operating partnership in exchange for common units.

Tax Matters

•	As a result of the contributions and mergers and the loan assumption described above, the contributors will recognize approximately $[•] million of income and gain. The remainder of the contribution and merger transactions will be tax free to us, our operating partnership and the contributors. Our operating partnership will have a carryover basis in the assets of the limited liability companies and corporations acquired by us such that our basis will be the same as the basis of such limited liability companies and corporations in their assets immediately before our formation transactions, adjusted upward by the gain recognized by the contributors. As a result of the contributions and mergers, we will have substantial built-in taxable income in our assets immediately after the formation transactions. The contributors have agreed that, until the 10th anniversary of the consummation of this offering, a number of shares of the common stock we will issue to them in the contributions and the mergers will be subject to forfeiture in the event we recognize federal or state tax on any of the built-in taxable income, other than any built-in taxable income of the Alameda Square project. The contributors have agreed that such portion of their shares will not be sold or pledged until the end of the 10-year period. The amount of shares the contributors will forfeit is a number of shares having a value equal to the federal and state income tax we owe on the recognized built-in taxable income (valuing the common stock for this purpose at the per share initial public offering price for each forfeited share), up to an estimated maximum of [•] shares, which equates to $[•] million based on the midpoint of the initial public offering price range on the cover of this prospectus. The actual maximum forfeiture amount, which may be different, is the tax on the portion of the built-in taxable income of our company as a result of the formation transactions that is allocable to the approximately [•]% of our company that will be sold to the public in this offering and that we expect to recognize during the 10-year period beginning with the closing of this offering. The maximum forfeiture amount is subject to decrease proportionately to the extent that the actual per share initial public offering price in this offering is lower than the midpoint price of the range.

Additional Matters

•	In connection with the contributions and mergers, we will directly or indirectly assume approximately $131.5 million in principal amount of mortgage debt secured by our projects that will remain outstanding and that will not be retired with the proceeds of this offering.

•	With the proceeds of this offering, we will repay approximately $187.6 million in principal amount of mortgage debt secured by our projects and $2.6 million in related accrued interest and penalties and repay approximately $150.0 million in principal amount of debt and $26.8 million in accrued current and deferred interest outstanding under the CalPERS credit facility and we are currently in discussions with CalPERS about amending the facility’s terms to reflect the formation transactions, to revise certain covenants and to reduce the interest rate. If the discussions are unsuccessful, the facility will be terminated.

•	With the proceeds of this offering, we will repay approximately $4.6 million in principal and accrued interest on a note due February 15, 2007 held by Mr. Meruelo, who advanced funds to our predecessor business for development activities.

•	Messrs. Meruelo, Maddux, Beckemeyer, Skaggs, McGonagle, Nielsen and Echemendia each will enter into an employment agreement with our company that will include non-competition provisions during the term of employment.

•	Messrs. Meruelo and Maddux will each enter into an additional non-competition agreement with our company that extends one year beyond the term of employment.

•	We will cause our operating partnership to issue, upon closing of this offering, to our executive officers an aggregate of approximately 327,835 LTIP units in our operating partnership, and we will issue an aggregate of approximately 312,116 shares of restricted common stock to our other employees and our non-employee directors and certain consultants. The LTIP units, upon achieving parity with the common units and becoming “redeemable” in accordance with the terms of the partnership agreement of our operating partnership, and the restricted shares, will represent less than 1.0% of the shares of our fully-diluted common stock outstanding upon completion of this offering and our formation transactions.

The number of shares and amount of cash indicated above as payable to the contributors in the formation transactions are estimates and will not be determined until closing. Firstly, we have agreed to pay the contributors 40,000,000 shares of our common stock, subject to downward adjustment as described in the next three sentences. We have also agreed to pay the contributors an amount of cash approximately equal to the amount of taxes they and their owners will owe on the income and gain they will recognize in the formation transactions (including taxes payable on such payments). Any cash that we so pay will reduce the 40,000,000 shares of common stock by a number of shares having a value (using the initial public offering price) equal to the cash payment. The 40,000,000 shares will also be reduced in connection with our assumption of the $700,000 loan. Secondly, we have contingently agreed to issue additional shares of common stock upon a disposition of the Alameda Square project on or before the 10th anniversary of the closing of this offering. Thirdly, certain shares of common stock to be issued to the contributors are subject to forfeiture in the event we recognize a portion of the built-in income we will have as a result of the formation transactions. Lastly, we have contingently agreed to issue additional shares of common stock upon payment of amounts owing under the note receivable from the Taylor Yards Entity.

The number of shares of common stock to be issued and cash to be paid in exchange for the equity interests in the entities owning interests in our projects and in connection with the corporate mergers was determined in arm’s length negotiations between our underwriters and our executive officers based on the costs incurred to acquire and improve the projects, a discounted cash flow analysis, an internal rate of return analysis and an assessment of the fair market value and future development potential of the projects. No single factor was given greater weight than any other in valuing the projects, and the values attributed to the projects do not necessarily bear any relationship to the book value for the applicable project.

The chart below reflects our organization following completion of this offering and the formation transactions:

(1)	Includes shares subject to forfeiture, but excludes shares that we have a contingent obligation to issue. In the event the contingent shares were included in the calculation, affiliates of Messrs. Meruelo and Maddux would own [•]% of our company.
(2)	Includes 312,116 shares of restricted stock, or less than 1.0% of our company, that will be issued to certain of our employees, consultants and non-employee directors.
(3)	Ownership percentage is shown on a fully vested basis.

Certain Relationships and Related Transactions

Upon completion of this offering and the other formation transactions, our directors and executive officers will receive material financial and other benefits, as shown below. For a more detailed discussion of these benefits see “Management” and “Certain Relationships and Related Transactions.”

•	Entities owned by Messrs. Meruelo and Maddux will receive an estimated 39,946,154 shares of our common stock, including shares subject to forfeiture, but excluding shares that we have a contingent obligation to issue, and an estimated $[•] million in cash to fund the tax on the income and gain the entities will recognize as a result of their contribution of our projects to us and the cash payment. The shares of common stock to be issued to these entities in our formation transactions will provide them with approximately [•]% of the outstanding voting power of our company.

•	We will use proceeds from this offering to pay off approximately $4.6 million in principal and accrued interest on a note due February 15, 2007 that bears current interest at 9.5% annually held by Mr. Meruelo who advanced funds to our predecessor business for development activities.

•	Messrs. Meruelo and Maddux, entities affiliated with them and Mr. Meruelo’s parents will be released from obligations to guarantee debt related to our projects totaling approximately $622.9 million (including, in some cases, multiple guarantee obligations on the same debt). We will use the proceeds from this offering to pay off portions of this guaranteed debt, and our operating partnership will assume any outstanding remainder. As a result, Messrs. Meruelo and Maddux, entities affiliated with them and Mr. Meruelo’s parents will be released from their respective obligations to guarantee the debt.

•	We will enter into employment agreements with our executive officers that provide them with salaries, minimum bonuses and other benefits.

•	Our executive officers will receive 327,835 LTIP units in our operating partnership that will have forfeiture provisions that expire ratably over the first three anniversaries of the grant date. Our operating partnership will be obligated to issue an additional 20,000 LTIP units each year beginning with 2007. Our non-employee directors will receive 7,680 restricted shares of our common stock that will vest on our second annual meeting of stockholders, subject to continued service.

•	We will agree to file a shelf registration statement with the Securities and Exchange Commission (the “SEC”) on or about the first anniversary of the closing of this offering, and thereafter to use our best efforts to have the registration statement declared effective, covering the continuous resale of the shares of common stock issued to the affiliates of Messrs. Meruelo and Maddux in the formation transactions and the shares of common stock underlying the LTIP units issued to our executive officers.

•	Our certificate of incorporation includes provisions permitted by Delaware law that limit the personal liability of our directors for a breach of their fiduciary duty of care as a director. Our bylaws provide that we will indemnify our directors, executive officers and employees to the fullest extent permitted by Delaware law. We intend to enter into indemnification agreements with each of our current and future directors and executive officers that are broader than the mandatory indemnification provisions in the Delaware General Corporation Law.

Conflicts of Interest

Following completion of this offering and the other formation transactions, conflicts of interest may exist between our directors and officers and our company as described below.

•	We will manage on a quarterly, fee-for-service basis six industrial and commercial properties, one single-family residential construction project and one parcel of vacant land owned directly or indirectly by the parents of Mr. Meruelo. Our management fees for these properties are 3.0% of the properties’ gross revenues estimated at approximately $150,000 annually. Our predecessor business was paid approximately $602,200 in December 2005, comprising its fees for managing during 2005 certain properties owned by Mr. Meruelo’s parents and a one-time commission attributable to the sale of a property owned by Mr. Meruelo’s parents. We believe that the management fee structure we negotiated reflects the fair market value of the management services we provide.

•	We intend to purchase interests in our Overland Terminal project from an entity owned by the parents of Mr. Meruelo at cost for $16.7 million. Though not negotiated at arm’s length, we believe that the purchase price negotiated and to be paid for the interests in this project reflects its fair market value.

•	We intend to purchase interests in two projects, Pomona Village and Pomona Retail, from the parents of Mr. Meruelo for $19.5 million. Though not negotiated at arm’s length, we believe that the purchase price negotiated and to be paid for the interests in these projects reflects their fair market value.

•	In connection with the redevelopment of our South Park Towers project, a corporation owned by Mr. Meruelo leases restaurant space from us for approximately $40,000 per month on a month-to-month basis. The term of the lease will be determined in accordance with the final project redevelopment plans. Though not negotiated at arm’s length, we believe that the lease payments will reflect fair market value.

•	Within our geographic focus of California, Messrs. Meruelo and Maddux will continue to own, indirectly through affiliates, two adjacent commercial properties that will not be contributed to us because the substantial majority of the properties is subject to condemnation proceedings. Outside California, Messrs. Meruelo and Maddux will continue to own real estate investments, including commercial properties.

•	Entities owned by Messrs. Meruelo and Maddux will receive, in addition to other shares, approximately [•] shares of common stock in the formation transactions that will be subject to forfeiture in the event we sell any of our initial projects other than the Alameda Square project and recognize a portion of the inherent taxable gain we will have as a result of the formation transactions. As a result, Messrs. Meruelo and Maddux may influence us not to sell properties even when doing so would be in our stockholders’ best interest.

Additional conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof on the other. Our directors and officers have duties to our company under applicable Delaware law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have duties to our operating partnership and to its limited partners in connection with the management of our operating partnership under Delaware law as modified by our operating partnership agreement. Our duties, as the general partner of our operating partnership, may come into conflict with the duties of our directors and officers to our company.

We have adopted policies to reduce potential conflicts of interest. Generally, our policies provide that any transaction involving us in which any of our directors, officers or employees has an interest must be approved by a vote of a majority of our disinterested directors. However, we cannot assure you that these policies will be successful in eliminating the influence of these conflicts. See “Policies with Respect to Certain Activities — Conflicts of Interest Policies.”

Dividend Policy

We are a newly formed company and have never paid a cash dividend. We intend to retain capital to invest in our projects, service our debt, acquire new projects and pay our operating expenses. However, we expect our Board of Directors will establish a policy of regular dividends. Any determination to pay regular quarterly cash dividends to our stockholders will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

Financing Policy

Our targeted debt-to-total-assets ratio is 60.0% to 70.0%, although short-term financing needs related to the construction of projects may require us to maintain a higher ratio temporarily. Our indebtedness may be recourse, non-recourse, unsecured, secured or cross-collateralized. We generally will decide whether to use debt or equity financing, or a combination of the two, to acquire a property by considering the most attractive interest rates, repayment terms and maturity dates available in the marketplace at the time, and customize our financing strategy for each individual transaction. We intend to obtain unsecured and secured financing through public and private markets. We will access various sources of capital including banks, financial institutions and institutional investors through lines of credit, bridge loans and other arrangements. We may use the proceeds from any borrowings to refinance existing indebtedness, to finance acquisitions or the development and redevelopment of properties, for general working capital or to purchase interests in partnerships or joint ventures. Lastly, we also may finance the acquisition and redevelopment of projects through additional equity offerings, including offerings of preferred or common stock or trust preferred securities offerings.

Other Corporate Information

Our offices are located at 761 Terminal Street, Building 1, Second Floor, Los Angeles, California 90021, and our telephone number is (213) 291-2800. Our internet address is www.meruelomaddux.com. Our internet website and the information contained therein or connected thereto do not constitute a part of this prospectus or any amendment or supplement hereto.

THE OFFERING

Common stock offered by us	40,000,000 shares(1)

Common stock to be outstanding after completion of this offering and the formation transactions	80,586,305 shares (2)

Use of proceeds

We estimate that the net proceeds we will receive from this offering will be approximately $[•] million after deducting the underwriting discount and estimated offering fees and expenses payable by us. If the over-allotment option is exercised by the underwriters, we will receive an additional $[•] million after deducting the underwriting discount and estimated offering fees and expenses payable by us. We will contribute the net proceeds of this offering to our operating partnership in exchange for common units of limited partnership interest.

We intend for our operating partnership subsequently to use approximately $190.2 million of the net proceeds to pay off approximately $187.6 million in principal amount of mortgage debt secured by our projects and approximately $2.6 million in related interest and penalties; approximately $176.8 million to pay off $150.0 million in principal amount of debt of our predecessor business under the revolving credit facility with CalPERS and approximately $26.8 million in related current and accrued deferred interest (we are discussing with CalPERS the possibility of amending and retaining the facility after this offering); approximately $4.6 million to pay off principal and accrued interest on a note due February 15, 2007 held by Mr. Meruelo who advanced funds to our predecessor business for development activities; up to approximately $[•] million to fund the cash portion of the contribution value of the entities owning our project interests (which cash is to fund taxes the contributors and their owners will owe as a result of the formation transactions and the cash payment itself and will reduce the common stock they will otherwise receive); and approximately $64.5 million to fund the cash portion of the purchase price for interests in 12 of our projects subject to third-party pending purchase and sale contracts we will indirectly assume.

Any net proceeds remaining after the uses set forth above, including approximately $[•] million of additional net proceeds as a result of the exercise of the over-allotment option by the underwriters, if any, will be used for working capital and general purposes, including funding the costs of redeveloping our portfolio, our acquisition of additional interests in our projects under purchase rights we will indirectly assume and additional acquisitions. Until we apply the net proceeds as discussed above, we intend to invest the net proceeds temporarily in interest-bearing, short-term investment-grade securities, money market accounts or checking accounts. These temporary investments will likely provide a lower return than the return we expect to achieve from our intended investment in our development and redevelopment projects.

Risk factors

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 23 and other information in this prospectus for a discussion of factors you should consider carefully before investing in our common stock.

(1)	Includes approximately [•] shares expected to be sold directly to Mr. Meruelo or an entity controlled by Mr. Meruelo.
(2)	Includes, in addition to the shares offered by us in this offering: (a) 200 shares of our common stock held by each of Messrs. Meruelo and Maddux in connection with our incorporation and nominal capitalization; (b) 39,946,154 shares of our common stock to be issued to the contributors in our formation transactions (including an estimated [•] shares subject to forfeiture, but excluding up to approximately [•] shares that we will have a contingent obligation to issue upon the occurrence of certain events) (See “Certain Relationships and Related Transactions — Formation Transactions and Contribution of Projects — Contingent Issuance of Shares”); (c) 312,116 shares of restricted stock to be issued to our non-employee directors, non-officer employees and consultants; and (d) 327,835 LTIP units in our operating partnership to be issued to our executive officers. See “Management — 2007 Equity Incentive Plan” for additional information regarding LTIP units and restricted stock. Excludes 1,360,049 shares of common stock available for issuance under our 2007 Equity Incentive Plan, net of the LTIP units and the shares of restricted common stock we intend to issue to our officers, non-officer employees, consultants and non-employee directors at the closing of this offering.

Summary Historical Financial and Other Data

The following table sets forth summary historical financial and other data for our predecessor business. We have not presented historical financial information for Meruelo Maddux Properties, Inc. because we have not had any corporate activity other than the issuance of 100 shares of common stock to each of Messrs. Meruelo and Maddux in connection with the initial capitalization of our company. Accordingly, we believe that a discussion of the results of operations of Meruelo Maddux Properties, Inc. would not be meaningful and have set forth below a summary of the results of operations of our predecessor only.

The following summary combined financial and other data for the years ended December 31, 2005, 2004 and 2003 reflect the historical financial data of Meruelo Maddux Properties Predecessor (Meruelo Maddux) which has been derived from audited financial statements contained elsewhere in this prospectus. The following pro forma consolidated financial and other data for the nine months ended September 30, 2006 and 2005, and the historical combined financial and other data as of December 31, 2002, and 2001 and for each of the years ending December 31, 2002 and 2001 were derived from unaudited financial statements that are not contained in this prospectus. The audited and unaudited historical combined financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial condition and the results of operations as of such dates and for such periods under U.S. generally accepted accounting principles.

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2006 gives effect to the company’s initial public offering and the related formation transactions as if these events had occurred on September 30, 2006. The unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2006 and the year ended December 31, 2005 give effect to the company’s initial public offering and the related formation transactions as if these events had occurred on the first day of the period presented.

You should read the following summary historical combined and pro forma consolidated financial and other data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the more detailed unaudited pro forma financial information and related notes and the audited and unaudited combined historical financial statements and related notes of our predecessor included elsewhere in this prospectus.

Summary Consolidated Financial and Other Data

	Nine Months ended September 30,				Year ended December 31,
	Pro Forma Consolidated		Historical Combined		Pro Forma Consolidated	Historical Combined
	2006		2006	2005	2005	2005	2004	2003	2002	2001
	(unaudited)		(unaudited)	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Revenue:
Rental income	$17,257,063		$16,085,083	$11,955,975	$18,088,626	$16,525,986	$11,835,818	$8,068,350	$7,331,431	$7,269,375
Management fees	112,500		247,700	215,700	150,000	602,200	142,000	138,000	135,000	132,000
Other income	395,105		395,105	637,956	792,982	792,982	627,929	173,084	320,318	277,625

	17,764,668		16,727,888	12,809,631	19,031,608	17,921,168	12,605,747	8,379,434	7,786,749	7,679,000
Expenses:
Rental expenses	6,802,757		6,380,179	5,232,187	8,237,121	7,673,683	5,089,380	3,432,687	2,987,483	3,191,336
Interest expense	3,122,375		17,582,553	12,053,539	4,163,167	15,831,556	6,187,563	2,650,499	2,856,447	3,935,162
Depreciation and amortization	4,380,343		3,674,838	2,208,910	4,102,223	3,161,551	1,987,090	1,344,020	1,310,840	1,425,434
General and administrative	4,260,766		3,999,017	2,769,598	4,570,711	4,221,711	1,934,610	932,717	880,310	708,895

	18,566,241		31,636,587	22,264,234	21,073,222	30,888,501	15,198,643	8,359,923	8,035,080	9,260,827

Operating (loss) income	(801,573)		(14,908,699)	(9,454,603)	(2,041,614)	(12,967,333)	(2,592,896)	19,511	(248,331)	(1,581,827)
Interest income on affiliate notes receivable	456,668		2,944,538	2,035,797	608,891	2,942,213	—	—	—	—

(Loss) income from continuing operations	(344,905)		(11,964,161)	(7,418,806)	(1,432,723)	(10,025,120)	(2,592,896)	19,511	(248,331)	(1,581,827)
Discontinued operations:
Gain on sale of real estate	1,328,755		1,328,755	—	—	—	3,183,276	—	(58,119)	(307,395)

Net income (loss) before income taxes	983,850		(10,635,406)	(7,418,806)	(1,432,723)	(10,025,120)	590,380	19,511	(306,450)	(1,889,222)
Provision (benefit) for income taxes	403,379				(587,416)

Net income (loss)	$580,471		$(10,635,406)	$(7,418,806)	$(845,307)	$(10,025,120)	$590,380	$19,511	$(306,450)	$(1,889,222)

Pro forma basic loss per share	[	•]			[ •]
Pro forma diluted loss per share	[	•]			[ •]
Pro forma weighted average common shares outstanding—basic	[	•]			[ •]
Pro forma weighted average common shares outstanding—diluted	[	•]			[ •]
Balance Sheet Data (at period end):
Investments in real estate	633,405,834		460,518,443	276,621,467		407,648,830	122,189,958	64,668,785	48,750,723	47,682,826
Total assets	682,860,070		475,958,952	286,720,579		427,352,334	125,809,779	66,753,057	50,473,274	49,569,010
CalPERS and mortgages notes	131,457,748		469,084,534	282,065,801		431,141,298	109,406,416	58,749,998	45,380,964	46,568,546
Total liabilities	178,284,574		512,937,537	304,420,863		449,733,281	119,206,545	68,740,202	52,895,547	51,684,833
Owners’ equity (deficit)	504,575,496		(36,978,585)	(17,700,284)		(22,380,947)	6,603,234	(1,987,145)	(2,422,273)	(2,115,823)
Total liabilities and stockholders’ / owners equity	682,860,070		475,958,952	286,720,579		427,352,334	125,809,779	66,753,057	50,473,274	49,569,010
Other Data:
EBITDA	8,486,568		10,621,986	6,843,643	6,832,667	8,967,987	8,765,033	4,014,030	3,860,837	3,471,374
Cash flows from :
Operating activities			(10,691,471)	(12,808,994)		(17,169,743)	(1,898,991)	1,627,211	1,711,096	(662,002)
Investing activities			(30,223,258)	(146,375,679)		(276,181,138)	(56,110,430)	(16,745,012)	(2,303,145)	481,145
Financing activities			34,679,706	160,178,550		301,852,466	58,814,918	15,250,151	629,013	199,454
Reconciliation of EBITDA to Net Loss:
Net income (loss)	$580,471		$(10,635,406)	$(7,418,806)	$(845,307)	$(10,025,120)	$590,380	$19,511	$(306,450)	$(1,889,222)
Plus:
Interest expense	3,122,375		17,582,553	12,053,539	4,163,167	15,831,556	6,187,563	2,650,499	2,856,447	3,935,162
Depreciation and amortization	4,380,343		3,674,838	2,208,910	4,102,223	3,161,551	1,987,090	1,344,020	1,310,840	1,425,434
Provision (Benefit) for income taxes	403,379		—	—	(587,416)	—	—	—	—	—

EBITDA	$8,486,568		$10,621,985	$6,843,643	$6,832,667	$8,967,987	$8,765,033	$4,014,030	$3,860,837	$3,471,374

(1)	EBITDA is defined as net income (loss) before interest, taxes, depreciation and amortization. We believe it is a useful financial performance measure for us and for our stockholders and is a complement to net income and other financial performance measures provided in accordance with generally accepted accounting principles in the United States of America, or GAAP. We use EBITDA to measure the financial performance of our operating properties because it excludes expenses such as depreciation and amortization, taxes and interest expense, which are not indicative of operating performance. By excluding interest expense, EBITDA measures our financial performance irrespective of our capital structure or how we finance our properties and operations. By excluding depreciation and amortization expense, which can vary from property to property based on a variety of factors unrelated to the properties’ financial performance, we can more accurately assess the financial performance of our properties. Under GAAP, real estate properties are recorded at historical cost at the time of acquisition and are depreciated on a straight line basis. By excluding depreciation and amortization, we believe EBITDA provides a basis for measuring the financial performance of properties unrelated to historical cost. However, because EBITDA excludes depreciation and amortization, it does not measure the capital we require to maintain or preserve our fixed assets. In addition, because EBITDA does not reflect interest expense, it does not take into account the total amount of interest we pay on outstanding debt nor does it show trends in interest costs due to changes in our borrowings or changes in interest rates. EBITDA, as calculated by us, may not be comparable to EBITDA reported by other companies that do not define EBITDA exactly as we define the term. Because we use EBITDA to evaluate our financial performance, we reconcile it to net income (loss) which is the most comparable financial measure calculated and presented in accordance with GAAP. EBITDA does not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to operating income or net income determined in accordance with GAAP as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of liquidity.
(2)	Meruelo Maddux Properties Predecessor (Predecessor) is not a legal entity but rather a combination of entities and operations whose common control owners are Richard Meruelo, Maria Meruelo and John Charles Maddux.

Lock-Up Arrangements

Our directors and officers, who collectively will own an estimated 39,953,834 shares in the aggregate of our common stock (excluding LTIP units) upon completion of this offering and the formation transactions, have agreed, subject to limited exceptions, not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible or exchangeable into our common stock owned by them at the date of this prospectus or thereafter acquired by them, for a period of at least 360 days after the date of this prospectus without the prior written consent of Friedman Billings Ramsey & Co., Inc. and UBS Securities LLC. Mr. Meruelo has also agreed, subject to limited exceptions, not to sell or otherwise transfer or encumber the [•] shares of common stock which he will purchase directly, or indirectly through an entity controlled by him, from us except that Mr. Meruelo may pledge the shares only in connection with a loan obtained to purchase such shares.

We have agreed not to offer or sell, or file with the SEC a registration statement under the Securities Act of 1933 relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, for a period of 360 days after the date of this prospectus without the prior consent of Friedman Billings Ramsey & Co., Inc. and UBS Securities LLC.

RISK FACTORS

Investment in our common stock involves significant risks. Before making an investment decision, you should carefully consider the following risk factors in addition to the other information contained in this prospectus. If any of the risks discussed in this prospectus occur, our business, financial condition, liquidity and results of operations could be materially and adversely affected. If this were to happen, the price of our common stock could decline significantly, and you could lose all or part of your investment. The risk factors set forth below are not the only risks that may affect us. Additional risks and uncertainties not presently known to us, or not identified below, may also materially affect our business, financial condition, liquidity and results of operations. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Our Projects

Our Markets

Almost all of our projects are in the greater metropolitan Los Angeles area and depend upon the Southern California economy, which exposes us to more concentrated risk than if our projects were in several geographic regions.

Almost all of our projects are located in the greater metropolitan Los Angeles area, and a substantial majority of them are in downtown Los Angeles or nearby areas, which exposes us to more concentrated economic risks than if we owned projects in several geographic regions. Therefore, economic and other events that adversely affect this narrow geographic region will have a direct negative effect on our business and operations. We are susceptible to adverse developments in the Southern California region, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics, increased telecommuting, terrorist attacks, earthquakes and other natural disasters, infrastructure quality issues, California state budgetary constraints and priorities, increases in real estate and other taxes, costs of complying with government regulations or increased regulation and other factors. We are also susceptible to adverse developments in the local industrial, commercial and residential real estate market, such as oversupply of or reduced demand for such space. The California economy, in comparison to other parts of the country, is negatively affected to a greater extent by changes and downturns in certain industries, including the entertainment, manufacturing, high technology and defense industries and in Pacific Rim trading activities. Any adverse developments in the economy or real estate market in Los Angeles or Southern California in general would adversely affect us. We cannot assure you of the continued growth of the Southern California economy or the national economy or our future growth rate.

Changing market conditions, especially in the greater metropolitan Los Angeles area may adversely impact our ability to sell residential units at expected prices, or at all.

There will be a significant amount of time before we can develop our residential projects and offer units available for sale. The market value of a unit in a proposed residential project can vary significantly during this time due to changing market conditions. Prices of residential units and sales activities in the Los Angeles market will have a large impact on our profitability because we conduct substantially all of our business in this market. These prices could decline from time to time for market-specific reasons, including adverse economic conditions due to, among other things, the failure or decline of key industries and employers affecting the local, regional or national economies. If market conditions were to reverse, we may need to sell residential units at lower prices than we anticipate, or attempt to convert for-sale units to for-rent units, and may not be able to develop or complete projects as proposed. We may also need to take write-downs of our unit inventories and land holdings if market values decline. Recently the Los Angeles market has begun to exhibit signs of decreasing consumer demand, and sales of new and existing homes declined in September 2006 compared to the same period in 2005. Increased rates of price appreciation may reduce the likelihood of consumers seeking to purchase new residences, which would likely harm our ability to sell units in our residential projects. If the prices of residential units or sales activity decline in the key market in which we operate, our costs may not decline at all or at the same rate and, as a result, our business, results of operations and financial condition would be adversely affected.

We face competition in the Southern California market, which may decrease or prevent increases in the occupancy and rental rates of our projects, and may decrease our profitability from sales of our projects.

Our projects are located in areas that have other warehouse and industrial, commercial, residential and mixed-use projects, both developed and undeveloped, which may be more attractive to potential tenants or purchasers. Competition from other properties may adversely affect our ability to lease or sell our projects and to increase sales prices or the rentals charged on our leases. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose existing or potential tenants, and we may be pressured to reduce our rental rates below those we currently charge or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain tenants when our tenants’ leases expire. We also expect competition in the acquisition of existing properties and the development of new projects. This competition could increase prices for properties of the type that we would like to pursue. As a result, we may not be able, or have the opportunity, to make suitable investments on favorable terms in the future.

We will compete in each of our markets with numerous national, regional and local residential builders. This competition with other builders could reduce the scope of our residential projects, or cause us to accept reduced margins in order to maintain sales volume at particular residential projects. Our residential projects will also compete with resales of existing used or foreclosed homes and residential units, housing speculators and available rental housing. Increased competitive conditions in the residential resale or rental market in the region where we operate could decrease demand for new residential units and increase cancellations of sales contracts in backlog.

Our Future Development Plans

The development and redevelopment of projects are highly speculative activities, and our success depends on our ability to redevelop a majority of our portfolio and develop many new projects, which may make investing in our stock riskier than investing in the stock of real estate companies that own stabilized properties occupied by tenants with long-term leases.

As a primary part of our business, we develop new projects and redevelop existing projects. We plan to develop or redevelop a substantial majority of our portfolio. Many of our projects are several years away from commencing. All of our projects are subject to national, regional and local economic changes, and localized demographic and population shifts, each of which could affect the demand for the specific types of real estate improvements we anticipate building. In addition, the financial success of each project depends on our ability to plan and execute the project and, in many cases, on our success in securing adequate capital to fund the development or redevelopment.

Before a project can generate any revenues, material expenditures must be incurred to acquire land, obtain governmental approvals and construct significant portions of project infrastructure and sales facilities. It generally may require several years for a development or redevelopment project, particularly a high-rise residential project, to achieve cumulative positive cash flow. If we are unable to develop and market our projects successfully and to generate positive cash flows from these operations in a timely manner, it will have a material adverse effect on us.

More specifically, in connection with the development of new projects and the redevelopment of existing projects, we will be subject to risks such as:

•	cyclical overbuilding;

•	cost overruns, including increases in the cost of materials because of increased global demand (particularly in the price of steel, lumber, drywall, copper and concrete, which are significant components of construction costs);

•	difficulties in obtaining or failures to obtain land use entitlements, occupancy and other government permits and authorizations;

•	delays because of a number of factors, including unforeseen circumstances;

•	changes in political views toward the proposed development, redevelopment or use;

•	governmental restrictions on the nature or size of a project;

•	strikes, labor disputes or supply disruptions, land use entitlements, permitting and other governmental approvals;

•	shortages of qualified trade workers and building materials;

•	development costs for projects not pursued to completion;

•	earthquakes, floods, mudslides, fires, bad weather and other acts of God;

•	design and construction defects and unforeseen or underestimated environmental and engineering problems;

•	contractor and subcontractor disputes and mechanics’ liens; and

•	lack of income until leasing or sale.

Any or all of these risks could have an adverse affect on our business, operations, cash flow and ability to increase values for our stockholders. Real estate companies that own stabilized, fully developed properties are substantially less affected by many of the specific risks noted above including, but not limited to, failure to obtain land use entitlements, design and development cost overruns, construction delays, and contractor and subcontractor disputes. Because these types of real estate companies are less susceptible to these risks, investing in the stock of those companies may be less risky than buying our stock.

We may be unable to generate sufficient revenue from operations to pay our operating expenses or execute our business plans.

Our predecessor business that operated our initial projects had cumulative net losses of approximately $10.0 million and $10.6 million for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. As of September 30, 2006, we had a negative working capital balance of $33.2 million. In addition, our predecessor business operated at a net profit of only $0.6 million and $0.02 million for the years ended December 31, 2004 and 2003, respectively. Following the consummation of this offering and the use of the proceeds therefrom as described in this prospectus, we will have only approximately $8.1 million of unrestricted cash available for working capital purposes on a pro forma basis. Thus, our liquidity will be limited and we will be dependent on borrowing funds for any additional capital that we require for operating our 19 completed projects, or funding development and redevelopment of our other 34 projects or acquiring those of our projects that will remain subject to acquisition rights immediately following our formation transactions. Because of our limited working capital, we cannot assure you that we will be able to develop our portfolio or pay dividends. Any continued or future downturns in our operating results and financial performance, unanticipated capital improvements to our completed projects, or substantial increases in project design or redevelopment costs for our other projects, would harm our financial condition.

If we cannot obtain additional financing, we will not be able to purchase all of our acquisition projects and our growth will be limited.

We expect to use approximately $64.5 million of our net proceeds from this offering to acquire interests in 12 of our projects that are subject to pending purchase and sale contracts we will indirectly assume. However, after we apply the net proceeds from this offering as indicated in this prospectus, we will not have sufficient cash to fund the approximately $117.2 million needed to acquire the interests in five of our projects that will still be subject to purchase contracts and options. As a result, our ability to fund acquisitions, including of such remaining interests, development or other capital expenditures depends on the availability to us of additional debt or equity capital. Market conditions may make it difficult to obtain financing, and we cannot assure you that we will be able to obtain additional debt or equity financing or that we will be able to obtain it on favorable terms.

Many of our redevelopment projects require municipal authorities to approve or change land use entitlements, environmental certifications pursuant to the California Environmental Quality Act and other permits to allow these projects to proceed in certain areas so that our projects comply with the land use laws in effect.

Thirty-four of our projects are proposed for redevelopment. Substantially all may require city and other governmental authorities to approve or change land use entitlements, environmental certifications pursuant to the California Environmental Quality Act and other permits to allow our projects to proceed. Land use laws are complex and the approval process is subject to delays, the discretion of individual governmental bodies and the political process. There is no guarantee that land use entitlements and other approvals needed for our projects to proceed will ultimately be approved. If we fail to obtain any required land use approvals or entitlements, it would harm our ability to complete certain redevelopment projects.

Our investment strategy depends on our ability to acquire small, adjacent parcels of land in order to aggregate the land into one larger property for redevelopment.

One aspect of our business is to acquire smaller, adjacent real estate parcels over time with a view toward later aggregating those smaller parcels into one large redevelopment project. We cannot assure you that we will be able to carryout this strategy successfully in all cases, or at all. We may be unable to acquire additional parcels adjacent to parcels we already own, or we may overpay for smaller parcels in anticipation of assembling a viable project. Acquiring less than all of the land we need for a particular redevelopment project will impair our ability to complete the project as planned. In addition, failure to acquire all the land needed for a particular project may ultimately result in our selling the parcels of land that we do own at a loss.

New developments, redevelopments and acquisitions may fail to perform as we expect.

We focus our business on the acquisition and redevelopment of industrial, commercial, residential and mixed-use projects. In deciding whether to acquire, develop or redevelop a particular property, we make assumptions regarding the expected future performance of that property. In particular, we estimate the return on our investment based on expected sale or resale value, or occupancy and rental rates, as applicable. If the property is unable to achieve the expected resale price, or occupancy and rental rates, as applicable, depending on our investment strategy for a particular property, it may fail to perform as we expected in analyzing our investment. When we acquire a property, we often reposition or redevelop that property with the goal of increasing profitability. Our estimate of the costs of repositioning or redeveloping an acquired property may prove inaccurate. Additionally, we may acquire unimproved land properties not leased or not fully leased, and any cash flow from existing operations may be insufficient to pay the operating expenses and debt service associated with that property until the property is improved or more fully leased.

Our Current Operations

Customers may be unwilling or unable to purchase our residential units at times when mortgage-financing costs are high.

The majority of the potential customers for units in our residential projects will finance their purchases through third-party lenders. In general, housing demand is adversely affected by increases in interest rates and by decreases in the availability of mortgage financing as a result of declining customer credit quality or other issues. During the last two years, residential mortgage rates have risen steadily. If mortgage interest rates continue to increase, the ability or willingness of prospective buyers to finance unit purchases may in turn be adversely affected.

We are subject to high taxes levied on California real estate, and any increases in our property taxes, including through the repeal of laws that establish maximum property tax rates, could adversely affect our business.

Each of our projects will be subject to real and personal property taxes. These taxes on our projects may increase as tax rates change and as the projects are assessed or reassessed by taxing authorities, and we will experience reassessments as a result of the contribution of our projects to us. In addition, owners of California property are subject to particularly high taxes. If property taxes increase, our business could be adversely affected. Moreover, the informational returns that we must file in connection with our formation transactions will cause a reassessment.

Voters in the State of California previously passed Proposition 13, which generally limits annual real estate tax increases to 2% of assessed value per annum. From time to time, various groups have proposed repealing Proposition 13, or providing for modifications such as a “split roll tax,” whereby commercial property, for example, would be taxed at a higher rate than residential property. Given the uncertainty, it is not possible to quantify the risk to us of a tax increase or the resulting financial impact of any increase, but any tax increase would reduce the amount of cash available for new investment or distribution to stockholders.

We may assume unknown liabilities in connection with the acquisition of properties.

We have entered into, been assigned and expect to enter into contracts to acquire real estate that may be subject to existing liabilities, some of which may be unknown at the time we acquire the property. Unknown liabilities might include liabilities for cleanup or remediation of environmental conditions, claims of tenants, vendors or other persons dealing with the entities prior to our acquisition of the properties (that had not been asserted or threatened prior to these acquisitions), tax liabilities and accrued but unpaid liabilities whether incurred in the ordinary course of business or otherwise. Our recourse with respect to such liabilities will be limited. The assumption of existing liabilities in connection with the acquisition of our properties could have a material adverse affect on our operations and our ability to develop or redevelop such properties.

We have sued the sellers of some of the projects for which we have contracts to purchase in order to enforce the acquisition terms of those contracts, and we cannot assure you that we will succeed in litigation.

We are currently involved in two lawsuits against sellers of projects that we have under contract to acquire. We believe the sellers of these projects have breached their obligations under the contracts to sell us the projects according to the terms of the contracts. We either initiated the lawsuits or cross-complained against these sellers to enforce our rights to purchase the particular projects. As the real estate market in Southern California remains strong, sellers may continue to breach the terms of contracts with us with the goal of selling the project to another purchaser at a higher price. To date, two projects are affected by these lawsuits which we have under contract to purchase for an aggregate price of approximately $23.7 million. While we cannot assure you that we will prevail in any of the lawsuits, we intend to vigorously seek judicial enforcement of our rights to purchase these projects. Our failure to prevail in these lawsuits could adversely affect our ability to complete planned projects, which would have an adverse affect on our operations.

We may have to seek legal remedies to remove existing tenants from projects that we have planned for redevelopment, which would increase our investment costs, decrease our profitability for those projects and delay completion of the redevelopment.

The execution of our business strategy depends on redevelopment and repositioning of some of our existing projects. Current tenants of those projects may refuse to vacate the premises to allow the redevelopment work to commence. Some tenants may have no legal right to holdover. We take legal action where appropriate to remove holdover tenants so that our projects proceed. Any negotiations or legal action with respect to current tenants of redevelopment projects would increase our costs related to the project and delay its completion.

We may make errors in determining the creditworthiness of our current or prospective tenants.

We expect that substantially all of our leasing revenues will be derived from tenants who do not have publicly available credit ratings and that a substantial majority of our leasing revenues will be derived from tenants with very limited credit histories. For some of these tenants, we expect to analyze the tenants’ credit by reviewing available financial and other data. We may misinterpret or incorrectly analyze both publicly available credit ratings and internally generated data. These mistakes may, in part, lead us to make investments we would not have otherwise made and may ultimately result in losses on one or more of our investments. Any tenant failures to make lease payments when due or tenant bankruptcies could result in the termination of the tenant’s lease and, particularly in the case of a large tenant, in material losses to us.

We depend on tenants, and their failure to pay rent could seriously harm our business, operating results and financial condition.

Our results of operations and distributable cash flow would be adversely affected if tenants are unable to pay their rent or otherwise meet their obligations to us. In the event of default by tenants, we may experience delays and incur substantial costs in enforcing our rights as landlord. In addition, at any time, a tenant of one of our projects may seek the protection of bankruptcy laws, which could result in the rejection and termination of such tenant’s lease. Upon a default, we may not be able to relet the space or to relet the space on terms that are as favorable to us as the defaulted lease. We will be an accrual basis taxpayer and will have to include in income and pay tax on rent that has accrued even though it has not been paid by a tenant. In addition, phantom income tax liability could result for our company to the extent cash profits are reinvested or expended on non-deductible items such as the payment of principal on debt. The inability to depend on tenants, their default and an inability to relet the space on reasonable terms, if at all, would adversely affect our operations and our cash flows.

Our tenants may conduct activities at our projects that reduce the value of our projects.

Because we have limited control over the operations and activities of our tenants, they may conduct certain activities that damage the space they lease at one of our projects or cause a project to be viewed in a negative light. Our lease documents, our ability to control the actual activities of tenants is limited and, in the event our tenants damage our projects, we may not be able to recoup losses from them, either due to economic or contractual reasons. These activities could reduce the value of the projects in which they lease space, which could reduce the value of our investment, impair our ability to repay debt on the projects or render it more difficult for us to sell the project or re-lease the space to a different tenant, any of which would harm our operations and cash flows.

We may be unable to renew leases or find other lessees.

We are subject to the risks that, upon expiration, leases may not be renewed, the space subject to such leases may not be relet or the terms of renewal or reletting, including the cost of required renovations, may be less favorable than expiring lease terms. As of September 30, 2006, leases representing approximately 24.7% of the square footage of our owned projects are month-to-month leases or will expire by the end of 2006, and an additional approximately 20.2% of the square footage of our owned projects was available for lease. If we were unable to promptly renew a significant number of expiring leases or to promptly relet the space covered by such leases, or if the rental rates upon renewal or reletting were significantly lower than the then current rates, our business may be harmed. Additionally, we may incur significant costs to renew expiring leases or lease vacant space. Any of these factors could cause a decline in our lease revenues, which could harm our profitability.

The leases providing a majority of our portfolio’s annualized base rents are set to expire before the end of 2007 and we cannot assure you that we will be able to extend these leases or otherwise replace the lost annualized base rent if those leases expire as scheduled.

Leases constituting a majority of the annualized base rent from our owned projects are scheduled to expire before the end of 2007. As of September 30, 2006, approximately 221 of our leases at our owned projects are on a month-to-month basis. Thirty-eight others are set to expire by the end of 2007. Taken together, approximately 67.0% of our owned portfolio’s annualized base rent, or approximately $15.6 million, may be eliminated through lease expirations by the end of 2007 unless those leases are extended or the space subject to the expiring leases is relet to new tenants. We cannot assure you that we will be able to extend those leases on favorable rent terms, or at all, or locate new tenants who agree to lease favorable lease terms, or at all.

Our Company and Management

Our management has no prior experience operating a public company and therefore may have difficulty in successfully and profitably operating our business.

Our management operated our predecessor business as a private company and has no experience operating a public company. Managing a public company requires compliance with numerous laws and regulations that may not be applicable to a private company. As a result, we cannot assure you that we will be able to operate successfully as a public company or execute our business strategies as a public company. We are developing control systems and procedures to support a public company, which could significantly strain our management systems infrastructure, overhead and other resources. We may initially incur higher general and administrative expenses than our competitors that are managed by persons with experience operating a public company. You will be unable to fully evaluate our management’s public company abilities.

As a result of this offering, we will be subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.

As a result of this offering, we will become subject to reporting and other obligations under the Securities Exchange Act of 1934, including the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. These reporting and other obligations will place significant demands on our management, administrative, operational, internal audit and accounting resources and will cause us to incur significant expenses that our predecessor business did not incur as a private company. We will need to upgrade our systems or create new systems; implement additional financial and management controls, reporting systems and procedures; expand our internal audit function; and hire additional accounting, internal audit and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

We have a near-term expectation of significant growth, and we may not be able to adapt our management and operational systems to respond to this growth, including the development and integration of new projects without unanticipated significant disruption or expense.

In order to achieve desired and planned business growth, we intend to expand our development and construction and asset and property management activities significantly. With the expected growth, we cannot assure you that we will be able to adapt our management, administrative, accounting and operational systems, or hire and retain sufficient operational staff to manage our growth without significant operating disruptions or unanticipated costs. As we develop additional projects, we will be subject to risks associated with managing new projects, including project design and construction, tenant retention and mortgage default. By way of example, we are currently subject to an administrative proceeding as a result of demolition activity that occurred at our Vignes Village project without a permit. As a consequence, the Los Angeles Department of Building and Safety imposed our 18-month ban on future development at that site. At the time of the demolition, we were involved in three other demolition projects, and our available managerial resources failed to oversee adequately the demolition permitting process for Vignes Village. In addition, new development and construction may cause disruptions in our operations and divert management’s attention away from day-to-day operations, which could impair our relationships with our current tenants and employees.

Our success depends on key personnel whose continued service is not guaranteed.

We depend on the efforts and expertise of our senior executive officers to manage our day-to-day operations and strategic business direction. In addition, many of our senior executive officers have strong industry reputations, which aid us in identifying acquisition and borrowing opportunities, having such opportunities brought to us, and negotiating with tenants and sellers of properties. The loss of the services of these key personnel could diminish our relationships with lenders, existing and prospective tenants, property sellers and industry personnel and harm our business and our prospects.

We will enter into an agreement with each of our senior executive officers that will provide him with benefits in the event his employment is terminated by us without cause or by him for good reason, which benefits could conflict with the best interest of our stockholders.

We will enter into an agreement with each of our senior executive officers that will provide him with severance benefits if his employment is terminated by us without cause or by him for good reason. Certain of these benefits, including a related tax indemnity in favor of two of our executives, could prevent or deter a change in control of our company that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

All management rights are vested in our Board of Directors, and our stockholders have limited rights.

Our Board of Directors is responsible for our management and strategic business direction, and our senior executive officers are responsible for our day-to-day operations. Our major policies, including our policies with respect to acquisitions, leasing, financing, growth, operations, debt limitation and distributions, will be determined by our Board of Directors. Our Board of Directors may amend or revise these and other policies from time to time without a vote of our stockholders.

Risks Related to Our Organization and Structure

We have not obtained appraisals of our projects that were contributed to us by our predecessor business in connection with this offering, and the consideration given by us in exchange for them was not negotiated at arm’s length and may exceed their fair market value or the value that would have been determined by third-party appraisals.

We acquired our projects pursuant to a contribution agreement and merger agreements with entities owned and controlled by our founders. We have not obtained any third-party appraisals of our projects, nor any independent third-party valuations or fairness opinions in connection with the formation transactions. The terms of the contribution agreement and merger agreements relating to our projects were not negotiated on an arm’s length basis. The terms of these agreements and the valuation methods used to determine the value of the projects were determined by our management team, including Messrs. Meruelo and Maddux, who will receive total consideration in the formation transactions of an estimated 39,946,154 shares of our common stock, including shares subject to forfeiture but excluding shares that we have a contingent obligation to issue, and an estimated $[•] million in cash (which cash will reduce the 39,946,154 shares) as a result of the contributions and mergers. The value of the shares of our common stock that we will issue in exchange for the equity interests in the entities contributing our projects will increase or decrease if our common stock is priced above or below the mid-point of the range of prices shown on the front cover of this prospectus. The initial public offering price of our common stock will be determined in consultation with the underwriters based on the history and prospects for the industry in which we compete, our financial information, the ability of our management and our business potential and earning prospects, the prevailing securities markets at the time of this offering, and the recent market prices of, and the demand for, publicly-traded shares of generally comparable companies. The initial public offering price does not necessarily bear any relationship to our book value or the fair market value of our assets. As a result, the consideration to be given in exchange by us for the entities owning our projects in the formation transactions may exceed their fair market value.

Messrs. Meruelo and Maddux will have a controlling vote in certain matters as a result of their ownership interests in us following this offering.

Messrs. Meruelo and Maddux collectively will receive shares of our common stock indirectly in our formation transactions and acquire additional shares in this offering that will constitute approximately [•]% of our voting stock, including shares subject to forfeiture but excluding shares that we have a contingent obligation to issue. Mr. Meruelo by himself will indirectly have [•]% of our voting stock. Messrs. Meruelo and Maddux may have interests that differ from those of our public stockholders and may accordingly vote as stockholders in ways that may not be consistent with the interests of our public stockholders. This voting control over certain matters, including decisions relating to the election of our Board of Directors, may have the effect of delaying, preventing or deterring a change of control of our company, or could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company.

We may experience conflicts of interest with our directors and officers relating to their duties owed both to us and to the limited partners of our operating partnership, their ownership interests in our operating partnership and their interests in properties that may compete for the same tenants as our projects.

Our directors and officers may have conflicting duties because, in their capacities as our directors and officers, they have a duty to us and, in our capacity as general partner of our operating partnership, they have a fiduciary duty to limited partners. These conflicts of interest could lead to decisions that are not in the best interest of stockholders. Conflicts may arise when the interests of our stockholders and the limited partners of the operating partnership diverge, particularly in circumstances in which there may be an adverse tax consequence to the limited partners, such as upon the sale of certain projects contributed to our operating partnership or the repayment of indebtedness below certain levels.

We may experience conflicts of interest with several members of our senior management team who have or may become limited partners in our operating partnership through the receipt of LTIP units granted under our 2007 Equity Incentive Plan. See “Management — 2007 Equity Incentive Plan.”

Messrs. Meruelo and Maddux own interests in projects that will not be contributed to us. These executive officers currently intend to retain their interests in these properties. We may experience conflicts of interest with these members of our senior management team to the extent that these properties compete for the same tenants or customers as our properties or divert their attention away from our business.

In connection with our formation transactions, Messrs. Meruelo and Maddux will receive shares of common stock that will be subject to forfeiture under certain conditions, and Messrs. Meruelo and Maddux will be eligible to receive additional shares of our common stock upon the occurrence of certain events, each of which may influence Messrs. Meruelo and Maddux to act in other than the best interest of our stockholders.

Entities controlled by Messrs. Meruelo and Maddux will receive certain shares of common stock in the formation transactions that will be subject to forfeiture until the 10th anniversary of the closing of this offering in the event we sell any of our initial projects and recognize the built-in taxable income we will have as a result of the formation transactions other than any built-in taxable income of the Alameda Square project. As of September 30, 2006, the estimated maximum number of shares subject to forfeiture is a number of shares having a value of $[•] million based on the midpoint price per share shown on the cover of this prospectus (subject to proportionate decrease to the extent that the initial public offering price per share is less than the midpoint price). In addition, the entities controlled by Mr. Meruelo are entitled to additional shares of common stock from us in the event we dispose of all or a portion of the Alameda Square project before the 10th anniversary of the closing of this offering for an amount in excess of $170 million. The amount of shares we must issue is a number of shares having a value equal to 50.0% of the amount by which the gross proceeds from the disposition exceeds $170 million up to a maximum amount of $70.0 million, less imputed interest thereon, which will be paid to the contributors in cash. For purposes of the foregoing forfeiture provisions, the common stock will be valued at the per share initial public offering price, and for purposes of the contingent issuance obligations, the common stock will be valued at the greater of the per share initial public offering price and the then prevailing market value.

As both executive officers and directors of our company, Messrs. Meruelo and Maddux may influence us not to sell or refinance certain projects, even if such a sale or refinancing might be financially advantageous to our stockholders, or influence us to enter into tax deferred exchanges with the proceeds of such sales when such a reinvestment might not be in our best interest. Similarly, Messrs. Meruelo and Maddux may influence us to sell Alameda Square, even if such a sale might not be in our best interest.

We are subject to corporate income tax, which may reduce the amount of funds we have to invest and to pay to you as dividends and which, unlike a REIT, exposes our stockholders to potential double taxation with respect to any dividends we pay.

We are taxed as a regular C corporation for federal income tax purposes. As a result, our earnings are subject to “double taxation,” or taxation at both the corporate and stockholder levels. Our taxable income is subject to the federal corporate income tax, which is 35.0% currently. We are also subject to state and local corporate income taxes. In addition, dividends paid to our stockholders will be subject to income tax and will generally be eligible to be taxed as qualified dividend income at a current maximum rate of 15.0% in the hands of individual stockholders. Conversely, REITs are not generally subject to “double taxation.” A REIT is not subject to a corporate-level federal income tax to the extent that it currently distributes its taxable income. The earnings of a REIT that are distributed to its stockholders will be subject to less total federal income taxation than earnings of a C corporation that are distributed to its stockholders net of the corporate-level income tax.

As a result of the contribution agreement and merger agreements, we will have substantial built-in taxable income in our assets immediately after the formation transactions. The contributors have agreed that, until the

10th anniversary of the consummation of this offering, a number of shares of the common stock we will issue to the contributors in the contribution and the mergers will be subject to forfeiture in the event we recognize federal or state tax on any of the built-in taxable income in the contributed assets, other than any built-in taxable income of the Alameda Square project. The amount of shares the contributors will forfeit is a number of shares having a value equal to the federal income tax we owe on the recognized built-in taxable income (valuing the common stock for this purpose at the per share initial public offering price for each forfeited share, as an adjustment to the contribution value received by the contributors), up to an estimated maximum of [•] which equates to $[•] million in shares. The actual forfeiture amount, which may be different, is the tax on the portion of the built-in taxable income of our company as a result of the formation transactions that is allocable to the approximately [•]% of our company that will be sold to the public in this offering and that we expect to recognize during the 10-year period beginning with the closing of this offering. The maximum forfeiture amount was determined based on the midpoint of the range of the initial public offering price, and is subject to decrease proportionately to the extent that the actual per share initial public offering price in this offering is lower than the midpoint price. The estimated maximum tax liability during the next 10 years described above is based on our current intent to dispose of approximately 24 of our initial projects (including the Alameda Square project) that are commercial, for-rent projects only through deferred like-kind exchanges. As of September 30, 2006, the estimated inherent tax liability in these 24 projects that is allocable to the estimated percentage ownership in our company of the investors in this offering (and that is not covered by the forfeitable shares described above) was $[•] million, based on the midpoint of the initial public offering price range on the cover of the prospectus. The federal, state and local income taxes we pay on our earnings, including the tax on the approximately $[•] million of inherent gain in the assets contributed to us in our formation transactions (if and when we sell those assets), will reduce the funds we have to invest and to pay to you as dividends.

We are a holding company with no direct operations and will rely on funds received from our operating partnership to pay liabilities.

We are a holding company and conduct all of our operations through our operating partnership. We do not have, apart from our ownership of our operating partnership, any independent operations. As a result, we will rely on distributions from our operating partnership to pay any dividends we might declare on our common stock. We will also rely on distributions from our operating partnership to meet our debt service and other obligations, including tax liability on taxable income allocated to us from our operating partnership (which might not make distributions to the company equal to the tax on such allocated taxable income). The ability of subsidiaries of the operating partnership to make distributions to the operating partnership, and the ability of our operating partnership to make distributions to us in turn, will depend on their operating results and on the terms of any loans that encumber the projects owned by them. Such loans may contain lockbox arrangements, reserve requirements, financial covenants and other provisions that restrict the distribution of funds. In the event of a default under these loans, the defaulting subsidiary would be prohibited from distributing cash.

In addition, because we are a holding company, your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our operating partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be able to satisfy the claims of our stockholders only after all of our and our operating partnership’s and its subsidiaries’ liabilities and obligations have been paid in full.

After giving effect to this offering and the formation transactions, we will own an estimated 99.6% interest in the operating partnership, which may, in connection with our acquisition of additional properties or otherwise, issue additional common units of limited partnership interest. Such issuances would reduce our ownership in our operating partnership. Because you will not directly own common units of limited partnership interest of the operating partnership, you will not have any voting rights with respect to any such issuances or other partnership level activities of the operating partnership.

Some provisions of our certificate of incorporation and bylaws may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price.

Some of the provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders by providing them with the opportunity to sell their shares at a premium over the then market price. Our certificate of incorporation and bylaws provide that:

•	vacancies on our Board of Directors may only be filled by the remaining directors;

•	only the Board of Directors can change the number of directors;

•	our directors may adopt, amend or repeal any of our bylaws;

•	the affirmative vote of holders of a majority of the total votes eligible to be cast in the election of directors is required for stockholders to adopt, amend or repeal any of our bylaws;

•	there is no cumulative voting for directors;

•	our stockholders are not permitted to act by written consent; and

•	stockholders must comply with advance notice procedures to make proposals to be brought before stockholder meetings, including nominations of persons for election to the Board of Directors.

In addition, our certificate of incorporation authorizes the Board of Directors to issue up to 50 million shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which will be determined at the time of issuance by our Board of Directors without further action by the stockholders. These terms may include voting rights, including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. No shares of preferred stock will be outstanding upon the closing of this offering. The issuance of any preferred stock, however, could diminish the rights of holders of our common stock, and therefore could reduce the value of our common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our Board of Directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change in control, thereby preserving the current stockholders’ control of our company.

Finally, we are also subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder.

The provisions of our certificate of incorporation and bylaws, described above, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change in control and prevent changes in our management, even if these events would be in the best interest of our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in stockholders’ best interests.

Our charter authorizes us to indemnify our directors and officers for actions taken by them in those capacities to the extent permitted by Delaware law. In addition, our charter limits the liability of our directors and officers for money damages, except for liability resulting from any breach of the duty of loyalty to the corporation or its stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, or any transaction in which an improper personal benefit was derived.

Our bylaws require us to indemnify each director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service to us. In addition, we may be obligated to fund the defense costs incurred by our directors and officers. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist.

If our operating partnership were to be classified as a “publicly-traded partnership” under the Internal Revenue Code, our ability to pay distributions to our stockholders could be adversely affected.

Our operating partnership is organized as a partnership for federal income tax purposes. Even though our operating partnership will not elect to be treated as an association taxable as a corporation, it may be taxed as a corporation if it is deemed to be a “publicly-traded partnership” that fails to meet a certain gross income “safe harbor.” A publicly-traded partnership is a partnership whose interests are traded on an established securities market or are considered readily tradable on a secondary market or the substantial equivalent thereof. In general, for so long as the operating partnership has fewer than 100 partners, publicly-traded partnership status will be avoided. No assurance can be given that the Internal Revenue Service would not assert that our operating partnership constitutes a publicly-traded partnership, or that facts and circumstances will not develop which could result in our operating partnership being treated as a publicly-traded partnership. If the Internal Revenue Service were to assert successfully that our operating partnership is a publicly-traded partnership, and substantially all of our operating partnership’s gross income did not consist of the specified types of passive income, our operating partnership would be treated as an association taxable as a corporation and would be subject to corporate tax at the entity level. In such event, the imposition of a corporate tax on our operating partnership could reduce the amount of cash available for distribution to our company and to you if the company and the operating partnership were not able to be consolidated for federal income tax purposes. See “U.S. Federal Income Tax Considerations—Taxation of the Operating Partnership.”

Risks Related to the Real Estate Industry

Our real estate investments are relatively illiquid and their values may decline.

Real estate investments are relatively illiquid. Therefore, we will be limited in our ability to reconfigure our real estate portfolio in response to economic changes. We may encounter difficulty in disposing of projects when tenants vacate either at the expiration of the applicable lease or otherwise. If we decide to sell any of our projects, our ability to sell these projects and the prices we receive on their sale will be affected by the number of potential buyers, the number of competing properties on the market and other national and local economic and market conditions, as well as whether the project is leased and if it is leased, the terms of the lease. Our ability to sell these projects may also depend on changes in interest rates and in the availability, cost and terms of debt financing as well as ongoing need for capital improvements, particularly in older buildings. As a result, we may be unable to sell our projects for an extended period of time without incurring a loss. We may be required to expend funds to correct defects or make improvements before a project can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements and as a result our ability to sell the property could be limited.

The costs of compliance with or liabilities under environmental laws may harm our business.

Our projects may be subject to environmental liabilities. An owner of real property can face liability for environmental contamination created by the presence or discharge of hazardous or toxic substances on the property. We may face liability regardless of:

•	our knowledge of the contamination;

•	the timing of the contamination;

•	the cause of the contamination; or

•	the party responsible for the contamination of the property.

There may be unknown or underestimated environmental problems associated with our projects. Most of our projects are on or are adjacent to or near other properties upon which others, including former owners or operators or tenants of the properties, have engaged in or may in the future engage in activities that may release petroleum products or other hazardous or toxic substances. For instance, some of our projects are at locations where former businesses conducted industrial and other operations that involved the use of hazardous or toxic substances or petroleum products or generated hazardous waste. Some projects contain, or in the past may have contained, underground tanks for the storage of petroleum products or other hazardous or toxic substances. Such operations create a potential for the release of petroleum products or other hazardous or toxic substances. In certain instances, naturally occurring conditions, such as methane may need to be evaluated for further action. If environmental contamination exists on our projects, we could become subject to strict, joint and several liability for the contamination by virtue of our ownership interest. Certain projects have on-going assessment and clean-up efforts or have not yet fully identified or quantified environmental contamination or potential clean-up costs. The presence of or contamination resulting from petroleum products, hazardous or toxic substances on a project or the failure to properly remediate them may cause a decline in the value of that property and may adversely affect our ability to develop, sell or rent our projects, and we may incur substantial remediation or increased development costs. In addition, persons exposed to petroleum products, hazardous or toxic substances may sue for personal injury damages.

We must also comply with a variety of local, state and federal environmental statutes, ordinances, rules and regulations affecting the development process, including with respect to petroleum products, hazardous or toxic substances, endangered species, air quality, water supply, biology, archeology and other potential environmental impacts or effects. These environmental laws sometimes result in delays, cause us to incur additional costs, or severely restrict land development and building activity in environmentally sensitive regions or areas. For example, the presence of hazardous or toxic substances on our projects may limit a project’s use or prevent us from selling residential units or for-sale commercial units, and we may also be liable, under applicable laws and regulations or lawsuits brought by governmental and private parties, for hazardous or toxic substances on projects that we have sold in the past.

Our projects may contain or develop harmful mold or contain asbestos or lead, which could lead to liability for adverse health effects and costs of remediating the problem.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our projects could require us to undertake a costly remediation program to contain or remove the mold from the affected project, which would reduce our operating results. In addition, the presence of significant mold could expose us to liability from our tenants, their guests, employees of ours or of our construction contractors, purchasers of our projects and others if property damage or health concerns arise.

Environmental laws also govern the presence, maintenance, removal and disposal of certain building materials, including asbestos and lead-based paint. For instance, laws require that owners or operators of buildings containing asbestos (1) properly manage and maintain the asbestos, (2) notify and train those who may come into contact with asbestos and (3) undertake special precautions, including removal and disposal, or other abatement, if asbestos would be disturbed during renovation or demolition of a building. In addition, lead-based paint must also be managed, abated and disposed of according to the laws. Such laws may impose fines and penalties on building owners or operators who fail to comply with these requirements. These laws may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to substances, such as asbestos fibers or lead.

Future terrorist attacks in the United States, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of terrorism or war, whether in the United States or abroad, may result in declining economic activity and reduced demand for our projects.

A decrease in demand would make it difficult for us to renew or re-lease our projects at lease rates equal to or above historical rates. Terrorist activities also could directly impact the value of our projects through damage, destruction or loss. To the extent that our tenants are impacted by future attacks, their businesses similarly could be adversely affected, including their ability to continue to honor obligations under their existing leases. These types of events also may adversely affect the markets in which our securities trade. Any one of these events may cause a decline in the demand for real estate, delay the time in which our new, renovated or redeveloped projects reach stable occupancy, increase our operating expenses due to increased physical security and insurance costs for our projects and limit our access to capital or increase our cost of raising capital.

We may experience uninsured and underinsured losses.

We intend to maintain comprehensive insurance on each of our projects, including liability, fire and extended coverage, of the type and amount we believe are customarily obtained in the industry. There are no assurances that such coverage will be available at reasonable rates. Various types of catastrophic losses, like earthquakes, hurricanes and floods, environmental or pollution damage and losses from terrorist activities, may not be insurable or may not be economically insurable or may be subject to insurance coverage limitations, such as large deductibles or co-payments. We do not expect to obtain terrorism insurance on our projects because it is costly. Future lenders may require such insurance and our failure to obtain such insurance could constitute a default under loan agreements. Depending on our access to capital, liquidity and the value of the projects securing the affected loan in relation to the balance of the loan, a default could have a material adverse effect on us.

All of our projects are located in Southern California, an area especially subject to earthquakes, and we do not carry any earthquake insurance. Because most of our projects are located within downtown Los Angeles, an earthquake there could materially damage, destroy or impair the use by tenants of all of these projects or harm our ability to develop, redevelop or sell affected projects. A catastrophic earthquake centered in the downtown area of Los Angeles could harm our business as a consequence of property damage sustained in the earthquake, the negative impact thereof on the local economy, or both.

In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a project, as well as the anticipated future revenue from that particular project. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the project. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a project after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed project.

We are subject to substantial legal and regulatory requirements including compliance with fire, safety and other regulations regarding the development, redevelopment and operation of our projects and the protection of the environment, which may require us to make unintended expenditures, and some regulations could prohibit or restrict some projects.

Our development and redevelopment business will be heavily regulated and subject to increasing local, state and federal statutes, ordinances, rules and regulations concerning zoning, resource protection, environmental impacts, building design, construction and similar matters. These regulations often provide broad discretion to governmental authorities that regulate these matters, which can result in unanticipated delays or increases in the cost of a specified project or a number of projects in particular markets. In addition, we are subject to laws and regulations related to workers’ health and safety. We generally are required to obtain permits, entitlements and approvals from local authorities to commence and complete our development and construction projects. Such permits, entitlements and approvals may, from time-to-time, be opposed or challenged by local governments, neighboring property owners or other interested parties, adding delays, costs and risks of non-approval to the process. In particular, we are required to obtain the approval of numerous governmental authorities regulating matters such as permitted land uses, levels of density, the installation of utility services, zoning, building standards and environmental compliance. Our obligation to comply with the laws and regulations under which we operate, and our obligation to ensure that our employees, subcontractors and other agents comply with these laws and regulations, could delay our projects, cause us to incur substantial costs and prohibit or restrict our proposed projects.

Our business is conducted in California, which is one of the most highly regulated and litigious states in the country. Therefore, our potential exposure to losses and expenses due to new laws, regulations or litigation may be greater than other real estate companies with a less significant California presence.

In addition, our projects are subject to various covenants and other federal, state and local regulatory requirements, such as state and local fire and life safety requirements. Local regulations, including municipal or local ordinances and zoning restrictions may restrict the use of our projects and may require us to obtain approval from local officials or community standards organizations at any time with respect to our projects, including prior to undertaking renovations of any of our existing projects or acquiring a new project. If we fail to comply with various requirements, we might incur governmental fines or private damage awards. These regulations may impose additional costs and delays, which could adversely affect us. In addition, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures.

Compliance with the Americans with Disabilities Act of 1990 may require us to make unintended expenditures.

Under the Americans with Disabilities Act of 1990, or ADA, all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. A number of additional U.S. federal, state and local laws may also require modifications to our projects or restrict certain further renovations of the projects, with respect to access thereto by disabled persons. Noncompliance with the ADA could result in the imposition of fines or an award of damages to private litigants and an order to correct any non-complying feature, which may require substantial capital expenditures. We have not conducted an audit or investigation of all of our projects to determine our compliance, and we cannot predict the ultimate cost of compliance with the ADA or other legislation. If one or more of our projects is not in compliance with the ADA or other legislation, then we would be required to incur additional costs to bring the project into compliance.

Risks Related to this Offering

The market price and trading volume of our common stock may be volatile following this offering, adversely affecting our stockholders.

Even if an active trading market develops for our common stock, the market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines, you may be unable to resell your shares at or above the initial public offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated variations in our quarterly operating results or payment of dividends, or the lack thereof;

•	changes in our earnings estimates;

•	redemptions of common units of our operating partnership for cash, or at our option, for shares of common stock;

•	adverse market reaction to any increased indebtedness that we may incur in the future;

•	future issuances of our common or preferred stock;

•	publication of research reports about us or the real estate industry;

•	additions or departures of key management personnel;

•	changes in market valuations of similar companies; or

•	general market and economic conditions.

An active trading market for our common stock may not develop, and broad market fluctuations could negatively impact the market price of our stock.

We have applied for listing on The Nasdaq Global Market™ to be effective upon the completion of this offering. We cannot assure you that our listing application will be accepted or that, if accepted, an active trading market for our common stock will develop after the offering or, if one does develop, that it will be sustained.

The stock market has experienced price and volume fluctuations that have affected the market prices of many companies in industries similar or related to ours and may have been unrelated to operating performances of these companies. These broad market fluctuations could reduce the market price of our common stock.

Our management has broad discretion to determine the specific use of the net offering proceeds, and the use of proceeds may not increase our revenues or market value.

As of the date of this prospectus, we have broadly characterized the amount of the net proceeds of this offering that will be used for the various purposes described under “Use of Proceeds.” Our management will have considerable discretion in the specific application of the net proceeds within the functional area to which it is allocated, may apply the net proceeds in ways other than those we currently expect, and may apply the net proceeds in ways that may not increase our revenues or our market value. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds of this offering are being used appropriately.

Future offerings of debt securities, which would rank senior to our common stock upon liquidation, and future offerings of equity securities, which would dilute our existing stockholders and may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt or additional offerings of equity securities, including commercial paper, senior or subordinated notes and series of preferred stock or common stock. Upon liquidation, holders of our debt securities and shares of preferred stock, if any, and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to make a dividend distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

Future sales of our common stock could have an adverse effect on our stock price.

Immediately after the closing of this offering, there will be an estimated 80,258,470 shares of our common stock outstanding (including shares subject to forfeiture, but excluding shares that we have a contingent obligation to issue) and 327,835 LTIP units in our operating partnership outstanding. We cannot predict whether future issuances of shares of our common stock or the availability of shares for resale in the open market will decrease the market price of our common stock. When the lock-up agreements entered into by our directors and officers expire, such directors and officers will be able to sell an aggregate total of [•] shares of our common stock (excluding LTIP units), subject to restrictions imposed by federal securities laws. See “Shares Available for Future Sale.” Sales of substantial numbers of shares of our common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our common stock. We may issue from time to time additional common stock or common units of our operating partnership convertible into common stock in connection with the acquisition of properties, and we may grant demand or piggyback registration rights in connection with these issuances.

If you purchase common stock in this offering, you will experience immediate dilution.

The initial public offering price of our common stock is higher than the net tangible book value per share of our common stock outstanding upon completion of the offering. Accordingly, if you purchase common stock in this offering, you will experience immediate dilution of approximately $[•] in the net tangible book value per share of common stock. This means that investors that purchase shares in this offering will pay a price per share that exceeds the per share net tangible book value of our assets. See “Dilution.”

In the event we are unable to pay dividends, the market price of our common stock would likely decline. We may also elect to retain profits for future operations, which could reduce returns to stockholders and the market price of our common stock.

Any dividends will be paid at the discretion of our Board of Directors and will depend on our earnings, our financial condition, and other factors that our Board of Directors may deem relevant from time to time. We cannot assure you that we will be able to pay any dividends. Our ability to pay dividends to our stockholders is based on many factors, including:

•	our ability to complete our projects on favorable terms or at all;

•	our success in negotiating favorable lease terms;

•	our tenants’ ability to perform under their leases; and

•	the other risks in this prospectus.

We also cannot assure you that, in the event we pay dividends, the level of our dividends will increase over time or that the receipt of rental revenue in connection with future acquisitions of properties will increase our cash available for dividends to stockholders. Our Board may elect to retain any profits from operations to fund future operations and growth of the business. In the event of defaults or lease terminations by our tenants, lease payments could decrease or cease, which would result in a reduction in cash available for dividends to our stockholders. Also because we are not a REIT, we must pay corporate income tax, which will reduce funds that are available to pay dividends to our stockholders. In the event we are unable or elect not to pay dividends, the market price of our common stock would likely decline.

Risks Related to Our Debt Financings

Required payments of principal and interest on borrowings may leave us with insufficient cash to operate or develop our projects or to pay any dividends to our stockholders and may expose us to the risk of default under our debt obligations.

We expect to incur substantial debt in connection with future acquisitions of properties.

Our future level of debt and the limitations imposed on us by our future debt agreements could have significant adverse consequences, including the following:

•	we may be required to use a substantial portion of our cash flow from operations to pay principal and interest, which reduces the amount available for development or acquisition of projects and to pay dividends to our stockholders;

•	we may be at a competitive disadvantage compared to our competitors that have less debt;

•	our cash flow may be insufficient to meet our required principal and interest payments;

•	we may be unable to borrow additional funds as needed or on favorable terms;

•	we may be unable to refinance our indebtedness at maturity or may find that the refinancing terms may be less favorable than the terms of our original indebtedness;

•	because a portion of our debt may bear interest at variable rates, an increase in interest rates could materially increase our interest expense;

•	we may be forced to dispose of one or more of our projects, possibly on disadvantageous terms;

•	we may experience increased vulnerability to economic and industry downturns, reducing our ability to respond to changing business and economic conditions;

•	we may violate restrictive covenants in our loan documents or otherwise default on our obligations, which would entitle the lenders or mortgagees to accelerate our debt obligations, collect additional fees and interest and foreclose on our projects that secure their loans and receive an assignment of lease payments; and

•	our default under any mortgage loan or other debt with cross-default or cross-collateralization provisions could result in default on other indebtedness or result in the foreclosures of other projects we own.

If the economic performance of any of our projects declines, our ability to service our debt could be adversely affected.

Our organizational documents contain no limitations on the amount of indebtedness we may incur.

Our charter and bylaws do not limit the amount of indebtedness that we or our operating partnership may incur. In addition, we do not have a policy limiting the amount of debt that we may incur, although we intend to limit our total debt-to-total assets ratio to 60.0% to 70.0%. Accordingly, our management and Board of Directors have discretion to increase the amount of our outstanding debt at any time without approval by our stockholders. If we become highly leveraged, we may experience difficulty in obtaining additional financing based on our current portfolio, refinancing existing debt on favorable terms or at all or repaying our outstanding indebtedness. In addition, the terms of any credit facility we may obtain in the future may require us to maintain certain leverage ratios that may limit the amount of indebtedness that we may incur. Failure to obtain additional financing could impede our ability to grow and develop our business. Our leverage levels also may adversely affect the market value of shares of our common stock if an investment in our company is perceived to be more risky than an investment in our peers.

Mortgage debt obligations expose us to increased risk of property losses.

Incurring mortgage debt increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds.

As we execute our business plan, we will assume mortgage indebtedness or incur substantial new mortgage indebtedness with respect to properties that we own or in connection with property acquisitions. Our default under any one of our mortgage debt obligations may increase the risk of our default on our other indebtedness.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains various “forward-looking statements.” Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “would,” “could,” “should,” “seeks,” “approximately,” “intends,” “plans,” “projects,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. Statements regarding the following subjects may be impacted by a number of risks and uncertainties:

•	our business and investment strategy;

•	our projected results of operations;

•	completion of any pending acquisitions, including our successful acquisition of properties subject to build-to-suit contracts, executory purchase contracts in litigation or purchase options;

•	our ability to use the proceeds of this offering effectively and manage our anticipated growth;

•	our proposed development and redevelopment of our projects and our uses of projects after such development or redevelopment;

•	our ability to obtain land use entitlements;

•	our ability to obtain future financing arrangements;

•	our statements relating to future dividends;

•	our understanding of our competition and our ability to compete effectively;

•	market and industry trends in the United States;

•	projected capital and operating expenditures (including projected redevelopment costs);

•	state of the real estate industry, particularly with respect to commercial, residential and mixed-use projects;

•	availability and creditworthiness of current and prospective tenants;

•	interest rates; and

•	lease rates and terms.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our common stock, along with the following factors that could cause actual results to vary from our forward-looking statements:

•	the factors referenced in this prospectus, including those set forth under the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business and Projects”;

•	general volatility of the capital markets and the lack of a public market for our common stock;

•	changes in our business and investment strategy;

•	availability, terms and deployment of capital;

•	availability of qualified personnel;

•	perception of the commercial and residential subsegments of the real estate industry;

•	changes in supply and demand dynamics within the commercial and residential subsegments of the real estate industry;

•	availability of purchasers of our projects;

•	change in costs associated with development or redevelopment and repositioning of projects;

•	changes in interest rates;

•	changes in applicable laws and regulations (including land use entitlement processes);

•	changes in political climates that may affect our proposed development and redevelopment projects;

•	state of the general economy and the greater Los Angeles economy in which our projects are located; and

•	the degree and nature of our competition.

We cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. We do not intend and disclaim any duty or obligation to update or revise any industry information or forward-looking statements set forth in this prospectus to reflect new information, future events or otherwise.

Market Data

Market and industry data and forecasts used in this prospectus have been obtained from independent industry sources and from research reports prepared for other purposes. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as other forward-looking statements in this prospectus.

CAPITALIZATION

The following table sets forth:

•	The actual capitalization of our predecessor as of September 30, 2006; and

•	Our capitalization, as adjusted to give effect to the completion of the formation transactions, our acquisition of interests in 15 of our projects subject to pending purchase and sale agreements as of September 30, 2006 (three of which have since been acquired), the sale of 40,000,000 shares of common stock in this offering at $[•] per share (the mid-point of the offering price range on the cover of this prospectus), net of the underwriting discount and expenses paid by us in connection with this offering and the grant of LTIP units and shares of restricted common stock to members of our senior management, other employees, consultants and non-employee directors.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical predecessor audited and unaudited financial statements and unaudited pro forma financial information and related notes appearing elsewhere in this prospectus.

	As of September 30, 2006
	Predecessor Historical	As Adjusted
	(unaudited)
	(dollars in thousands)

Long-term debt	$469,085		$131,458

Minority interest in operating partnership	—		—	(1)

Contributors’ deficit/Stockholders’ equity:
Preferred stock, $.01 par value per share, 50,000,000 shares authorized, no shares issued and outstanding	—		—
Common stock, $.01 par value per share, 200,000,000 shares authorized, no shares issued and outstanding, actual; 80,258,470 shares issued and outstanding, as adjusted	—		803	(2)
Contributors’ common stock	4		—
Additional paid-in capital	11,662		[	•]
Affiliate note receivable	(23,021)		(23,021)
Retained earnings (deficit)	(25,624)		—

Total equity (deficit)	(36,979)		[	•]

Total capitalization	$432,106	$	[	•]

(1)	Minority interest includes 327,835 LTIP units to be issued under the 2007 Equity Incentive Plan.
(2)	The common stock outstanding as shown includes (A) shares of our common stock to be issued in connection with our formation transactions (including an estimated [•] shares subject to forfeiture, but excluding up to approximately [•] shares that we will have a contingent obligation to issue) and (B) 312,116 shares of our restricted common stock to be issued to certain of our employees and our non-employee directors.

DILUTION

Purchasers of our common stock will experience an immediate and significant dilution to the extent of the difference between the offering price per share of our common stock and the net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of September 30, 2006 was approximately negative $41.3 million, or negative $0.51 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the net tangible book value per share of our common stock immediately thereafter. After giving effect to the formation transactions and the sale of 40,000,000 million shares of common stock offered under this prospectus at $[•] per share (the mid-point of the offering price range on the cover of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us, the pro forma net tangible book value as of September 30, 2006 is $[•] per share of common stock. This represents an immediate increase in net tangible book value to the contributors, which are all affiliates of Messrs. Meruelo and Maddux, of $[•], and an immediate dilution in net tangible book value for investors in this offering of $[•] per common share from the offering price of $[•] per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock				$	[	•]

Net tangible book value per share of common stock prior to this offering and the formation transactions (1)		$(0.51)

Net increase in pro forma net tangible book value per share of common stock attributable to the formation transactions and this offering (2)	$	[	•]

Pro forma net tangible book value per share of common stock after this offering and the formation transactions (3)				$	[	•]

Dilution in pro forma net tangible book value per share of common stock to new investors (4)				$	[	•]

(1)	Historical net tangible book value per share is determined by dividing net tangible assets as of September 30, 2006 (net book value of tangible assets consists of total assets less intangible assets, which consist of deferred financing costs and acquired in-place lease value net of liabilities assumed) of our predecessor by the number of shares of common stock outstanding, assuming the issuance of the shares of our common stock issuable in our formation transactions (other than any contingent issuances) and this offering.
(2)	Determined by dividing the difference between (a) the net tangible book value prior to this offering and the formation transactions and (b) the pro forma net tangible book value after this offering and the formation transactions, by the sum of (i) 40,000,000 shares of common stock issued in this offering, (ii) 39,946,154 shares of common stock issued in connection with our acquisition of our projects (including shares subject to forfeiture, but excluding shares that we have a contingent obligation to issue), (iii) 312,116 shares of restricted common stock to be issued under the 2007 Equity Incentive Plan, and (iv) the 200 shares of common stock issued upon formation of our company. The sum excludes 327,835 shares of common stock issuable by us upon redemption of LTIP units that, subject to certain conditions, may be converted into common units.
(3)	Determined by dividing pro forma net tangible book value of approximately $[•] by the sum of 80,258,470 shares of common stock, which includes 312,116 shares of restricted stock issued under our 2007 Equity Incentive Plan and excludes 327,835 shares of common stock issuable by us upon redemption of LTIP units that, subject to certain conditions, may be converted into common units.
(4)	Determined by subtracting pro forma net tangible book value per share of common stock after this offering and the formation transactions from the assumed offering price paid by a new investor for a share of common stock.

The following table sets forth, on a pro forma basis giving effect to this offering and the formation transactions: (i) the number of shares issued to the contributors in connection with the formation transactions, the number of shares of restricted stock to be issued in connection with the formation transactions, and the number of shares of our common stock to be sold by us in this offering; (ii) the net tangible book value as of September 30, 2006 of the assets contributed to us in the formation transactions, which reflects the effect of the formation transactions but not the effects of this offering, and the cash from new investors who purchase shares in this offering before deducting the underwriting discount and other estimated expenses of this offering; and (iii) the net tangible book value of the average contribution per share based on total contributions. See “Risk Factors—Risks Related to this Offering—If you purchase common stock in this offering, you will experience immediate dilution.”

	Shares Issued[1]		Cash/Book Value of Contributions[2]		Purchase Price/ Book Value of Average Contribution
	Number	Percent	Amount (in thousands)	Percent
Shares to be issued in connection with the contribution and merger agreements	39,946,354[3]	49.8%	$24,213[4]	4.4%	$0
Restricted stock to be issued in connection with the formation transactions	312,116	0.4%	–	–	–
New investors in the offering	40,000,000	49.8%	520,000	95.6%	[	•][5]

Total	80,258,470	100%	$544,213	100.0%

(1)	Does not include 327,385 LTIP units subject to forfeiture and initially having no liquidation value.
(2)	Based on September 30, 2006 pro forma net tangible book value of the assets to be contributed to us in the formation transactions (consisting of total assets less intangible assets, which consist of deferred loan and lease costs, net of liabilities to be assumed, excluding acquired lease obligations).
(3)	Includes 200 shares acquired by affiliates of Messrs. Meruelo and Maddux upon our formation for $3,000 in cash.
(4)	Represents pro forma net tangible book value as of September 30, 2006 of the assets to be contributed to us in the formation transactions, giving effect to the formation transactions but not to the effects of this offering (in thousands):

Pro forma total assets	$682,860
Less pro forma total liabilities	(178,285)
Less pro forma deferred loan costs, net	(484)
Less pro forma acquired in-place leases, net	(1,278)

Pro forma net tangible assets	502,813
Less proceeds from this offering net of costs associated with this offering	478,600

Pro forma net tangible assets after the effects of the formation but before the effects of this offering	$24,213
(5)	Before deducting the underwriting discount and other estimated expenses of this offering.

DIVIDEND POLICY

We are a newly formed company and have never paid a cash dividend. We intend to retain capital to invest in our projects, service our debt, acquire new projects and pay our operating expenses. However, we expect that our Board of Directors will establish a policy of paying regular dividends. Any determination to pay regular quarterly cash dividends to our stockholders will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant. For a more complete discussion of the tax treatment of dividends to our stockholders, see “U.S. Federal Income Tax Considerations — Taxation of Taxable U.S. Stockholders — Dividends.” We cannot assure you (i) when or whether our Board of Directors will declare dividends in the future or (ii) of the amount of any dividends that may be declared in the future.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of 40,000,000 shares of our common stock in this offering, including the shares to be sold directly to Mr. Meruelo or an entity controlled by Mr. Meruelo, will be approximately $[•] million, after deducting the underwriting discount of approximately $[•] million and estimated offering expenses of approximately $5.0 million that we expect to pay in connection with this offering. We will contribute the net proceeds of this offering to our operating partnership in exchange for common units of limited partnership interest.

The underwriters have an option to purchase up to an additional 6,000,000 shares of our common stock in this offering, less the underwriting discount, within 30 days after the date of this prospectus solely to cover over-allotments, if any.

We expect our operating partnership will use the net proceeds as follows:

•	approximately $190.2 million to pay off approximately $187.6 million in principal amount of 47 separate mortgage debt instruments secured by certain of the projects we will acquire in the formation transactions and approximately $2.6 million in related accrued interest and penalties (please refer to “Our Business and Projects – Mortgage Debt” for information about such debt, including maturity dates and interest rates);

•	approximately $176.8 million to pay off $150.0 million in principal amount of debt of our predecessor business under the revolving credit facility with CalPERS and approximately $26.8 million in related current and accrued deferred interest (the facility matures on February 12, 2010, bears current interest at 6.5% annually with an accrued and deferred interest rate of an additional 11.5% payable at maturity or asset disposition and will be terminated if we are unable to agree on a satisfactory amendment to its terms in connection with this offering);

•	approximately $4.6 million to pay off principal and accrued interest on a note due February 15, 2007 and bears current interest at 9.5% annually held by Mr. Meruelo who advanced funds to our predecessor business for development activities;

•	up to approximately $[•] million to fund the cash portion of the contribution value of the entities owning our projects, which cash is approximately equal to the taxes the contributors and their owners will owe as a result of the formation transactions and the cash payment itself and which cash will reduce the number of shares of common stock the contributors will otherwise receive in the formation transactions;

•	as indicated in the table below, approximately $64.5 million to fund the cash portion of the purchase price for interests in 12 of our projects subject to pending purchase and sale contracts we will indirectly assume; and

Project	Cash Purchase Price
Pomona Village and Pomona Retail	$19.5 million
Washington Produce Market	$7.9 million
Meruelo Baldwin Park	$4.4 million
620 Gladys Avenue	$9.1 million
905 E. 8th Street	$0.7 million
801 E. 7th Street	$7.0 million
American Fish	$4.7 million
Santa Fe Plaza	$4.3 million
1828 Oak Street	$4.2 million
San Fernando Court	$0.9 million
Crown Commerce Center	$1.8 million

Total:	$64.5 million

•	the remaining portion, including approximately $[•] million of additional net proceeds as a result of the exercise of the over-allotment option by the underwriters, if any, for working capital purposes, including (a) funding the costs of redeveloping our portfolio, (b) $117.2 million to fund a portion of our acquisition of interests in five of our projects under purchase rights that we will indirectly assume, which projects we intend to purchase following this offering, in part, using funds from borrowings secured by our existing projects (however, we cannot assure you that we will obtain such financings necessary to acquire those projects on favorable terms, if at all), (c) funding the acquisition of other projects that we may identify in the future, (d) any additional expenses to upgrade our systems and personnel as needed to meet the financial reporting and other requirements for accounting, internal audit and other management systems and resources that may be required and (e) for other general purposes.

Pending the use of any cash proceeds, we intend to invest the net proceeds temporarily in interest-bearing, short-term investment-grade securities, money-market accounts or checking accounts. Such investments may include, for example, government and government agency certificates, certificates of deposit, interest-bearing bank deposits and mortgage loan participations. These investments are expected to provide a lower return than we expect to achieve from our intended investment in our development and redevelopment projects.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion relates to the combined financial statements of our predecessor business and should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus. Statements included below that are not historical may be forward-looking statements, including information concerning development timing and investment amounts. See “Special Note Regarding Forward-Looking Statements.” These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. Although the information is based on our current estimations, actual results could vary. You are cautioned not to place undue reliance on this information. For a discussion of important risks related to our business, and an investment in our common stock, see the discussion under the caption “Risk Factors” above and under the caption “Factors That May Influence Future Results of Operations” below. References in the discussion below to “we,” “our,” “us” or “our company” on a historical basis refer to our predecessor business, Meruelo Maddux Properties, and, on a pro forma basis giving effect to the offering and our formation transactions, refer to Meruelo Maddux Properties, Inc. and its direct and indirect subsidiaries.

Overview and Background

Our Company.    Meruelo Maddux Properties, Inc. is a Delaware corporation organized on July 5, 2006 to acquire substantially all of the interests and assets and to succeed to the business of our predecessor, Meruelo Maddux Properties, which we will collectively refer to herein as our predecessor business. Our predecessor business is a combination of entities whose controlling interest is owned by Richard Meruelo and non-controlling interest is owned by John Charles Maddux. We are structured as a taxable corporation under Subchapter C of the Internal Revenue Code of 1986, as amended (the “Code”) and refer to our structure as an Up-C structure, which is similar to the umbrella partnership real estate investment trust, or UPREIT, structure used by many real estate investment trusts, or REITs.

Concurrent with the consummation of this offering and the formation of a limited partnership, Meruelo Maddux Properties, L.P. (which we refer to as “operating partnership”); together with the members of our predecessor business, the limited liability companies and the stockholders of the S-corporations, will engage in certain formation transactions. Our formation transactions are designed to (i) continue the operations of our predecessor business, (ii) pay down existing mortgage debt, (iii) payoff the CalPERS mezzanine loan facility, (iv) provide capital for future acquisitions, (v) fund future development costs, and (vi) establish a capital reserve for general corporate purposes.

The operations of our company will be carried on primarily through our operating partnership. Our company will be the sole general partner in our operating partnership. Pursuant to contribution agreements among us and the owners of our predecessor business, we will receive a contribution of interests in the real estate properties in exchange for shares of common stock in our company, the right to receive cash tax coverage payments and our assumption of debt and other specified liabilities. Our predecessor business combines 50 limited liability companies and three S-corporations with their respective member/ownership interests. In connection with this offering and our formation transactions, we will acquire entities that own, or that are party to pending purchase and sale agreements, build-to-suit contracts, options to purchase and leases in respect of 34 development and redevelopment projects and 19 projects that have been developed.

Following the formation transactions and consummation of the offering, we will have 100% ownership interests in each of the entities (which will have ownership, leasehold or acquisition rights in respect of the projects indicated in parentheses) as summarized in the table below.

Rental Properties:

•	788 South Alameda, LLC (788 S. Alameda)

•	Merco Group — 3185 E. Washington Boulevard, LLC (Washington Cold Storage)

•	Meruelo Maddux — 500 Mateo Street, LLC (500 Mateo Street)

•	Alameda Produce Market, Inc. (Alameda Square & Seventh Street Produce Market)

•	Meruelo Wall Street, LLC (Meruelo Wall Street)

•	Merco Group — 620 Gladys Avenue, LLC (620 Gladys Avenue)

•	Meruelo Maddux Properties — 1919 Vineburn Street, LLC (1919 Vineburn Avenue)

•	Meruelo Maddux Properties — 2131 Humboldt Street, LLC (2131 Humboldt Street)

•	Merco Group — 1500 Griffith Avenue, LLC (1500 Griffith Avenue)

•	Santa Fe Commerce Center, Inc. (Crown Commerce Center)

•	905 8th Street, LLC (905 E. 8th Street)

•	Merco Group — 1211 E. Washington Boulevard, LLC (1211 E. Washington Blvd. & Washington at Central Retail)

•	Meruelo Maddux — 3rd & Omar Street, LLC (3rd & Omar Street)

•	Merco Group, LLC (Sky Arc—Development Project and Southern California Institute of Architects—Operating Project)

•	Santa Fe & Washington Market, Inc. (American Apartments)

•	Merco Group — 2001-2021 West Mission Boulevard, LLC (Pomona Village and Pomona Retail)

•	Meruelo Farms, LLC (Center Village)

•	Merco Group — 5707 S. Alameda, LLC (5707 S. Alameda)

•	Meruelo Maddux — 1000 E. Cesar Chavez, LLC (1000 E. Cesar Chavez)

Real Estate Held for Development:

•	2640 Washington Boulevard, LLC (Washington Produce Market)

•	Meruelo Maddux — 555 Central Avenue, LLC (American Fish)

•	Meruelo Maddux — 3000 E. Washington Blvd., LLC (3000 E. Washington Blvd.)

•	Merco Group — Ceres Street Produce, LLC (Ceres Street Produce Market)

•	Meruelo Maddux Properties — 306-330 N. Avenue 21, LLC (2131 Humboldt Street)

•	Meruelo Maddux — 2415 E. Washington Blvd., LLC (Crown Commerce Center)

•	Meruelo Maddux Properties — 2951 Lenwood Road, LLC (Barstow Produce Center)

•	Wall Street Market, LLC (Wall Street Market)

•	Merco Group — 4th Street Center, LLC (4th Street Center)

•	Merco Group — 1225 E. Washington Boulevard, LLC (Crown Commerce Center)

•	1828 Oak Street, LLC (1828 Oak Street)

•	Merco Group — 2529 Santa Fe Avenue, LLC (Santa Fe Plaza)

•	Merco Group — 425 West 11th Street, LLC (Desmond Building)

•	Merco Group — 1308 S. Orchard, LLC (Musica Latina Building)

•	Merco Group — 801 E. 7th Street, LLC (801 E. 7th Street)

•	Meruelo Maddux Properties — 1800 E. Washington Boulevard, LLC (1800 E. Washington Blvd.)

•	Merco Group — Camfield Avenue, LLC (Camfield Retail Center and Gold’s Gym & Storage)

•	Merco Group — Overland Terminal, LLC (Overland Terminal)

•	Meruelo Maddux — 230 W. Avenue 26, LLC (230 W. Ave. 26th)

•	Meruelo Maddux Properties — 760 S. Hill Street, LLC (The Union Lofts)

•	Meruelo Maddux — 845 S. Flower Street, LLC (717 W. 9th Street)

•	Meruelo Maddux — 915-949 S. Hill Street, LLC (Ullman Tower One)

•	Meruelo Maddux — 817-825 S. Hill Street, LLC (Ullman Tower Two)

•	Merco Group — Southpark, LLC (Southpark Towers, TransAmerica Lofts & Olive Street Towers)

•	Merco Group — Little J, LLC (TransAmerica Lofts & Southpark Towers)

•	Meruelo Maddux — 336 W. 11th Street, LLC (Southpark Towers)

•	Meruelo Chinatown, LLC (Meruelo Chinatown Village)

•	Meruelo Baldwin Park, LLC (Meruelo Baldwin Park)

•	Meruelo Maddux Properties — 1060 N. Vignes, LLC (Vignes Village)

•	Meruelo Maddux Properties — 1009 North Citrus Avenue, Covina, LLC (Citrus Gardens)

•	Merco Group — 146 E. Front Street, LLC (Covina Gardens)

•	Meruelo Maddux Properties — 12385 San Fernando Road, LLC (San Fernando Court)

Other Entities:

•	Meruelo Maddux Construction, Inc.

•	Meruelo Maddux California Future Fund, LLC

We are a self-managed, full-service real estate company that develops and redevelops commercial and residential properties located in downtown Los Angeles and other densely populated urban areas in California that are undergoing demographic or economic change. Our focus is on developing or redeveloping properties that have alternate more profitable uses. Once we develop our properties, we intend to own and operate most of the industrial and commercial properties. With respect to our residential developments, we want maximum flexibility to achieve the highest return. Accordingly, where permissible, we will develop our residential projects in compliance with the typically more stringent entitlement requirements of for-sale projects that would allow us to sell or rent these residential units. Depending on the circumstances, we may sell individual units or retain ownership and rent units or enter into a tax-free exchange in bulk through our operating partnership.

Within the 53 entities of our predecessor business there are 53 projects which consist of approximately 140 land parcels and approximately 278 acres. Included in these projects are approximately 80 acres of land located in downtown Los Angeles, compared to a 27-block area in the financial district of downtown Los Angeles, often referred to as Bunker Hill, that contains the bulk of the current class A high-rise office buildings, major hotels and retail properties presently in downtown Los Angeles. We believe we are the largest non-government land-owner in downtown Los Angeles. For a description of downtown Los Angeles see our discussion in the “Summary – Overview” section of this Registration Statement and “Summary – Our Projects” for a discussion of our projects.

In connection with this offering and our formation transactions, we will acquire entities that own, or that are party to pending purchase and sale agreements, build-to-suit contracts, options to purchase in respect of 34 development and redevelopment projects and 19 projects that have been developed. As of September 30, 2006, 20 of our projects had costs related to ongoing build-to-suit construction agreements and other acquisition deposits totaling approximately $8.5 million; and an additional $195.3 million in future acquisition costs related to certain of the 20 projects were contracted. After September 30, 2006, we made purchases relating to three of the 20 projects for an aggregate price of $14.1 million ($13.6 million net of deposits). Following completion of this offering, approximately $64.5 million of the offering proceeds will be used to fund the cash portion of the purchase price for interests in 12 of the remaining 17 projects.

The 53 projects include nine food industry projects, nine wholesale projects, 18 small tenant projects and 17 residential projects. For a summary of our projects, see “Our Business and Projects — Our Projects.”

Our Projects.    Within our projects there are a wide range of project types, including commercial, residential and wholesale projects. We believe these projects are well positioned in urban areas undergoing demographic, structural and/or economic change and present the opportunity to create value in otherwise obsolete or undervalued properties for our investors. Our projects are selected by our management for the purpose of increasing our return on investments while also having social benefits such as upgrading existing infrastructure instead of building new infrastructure, as well as reducing automobile reliance by locating businesses, customers and employees closer to each other and to existing public transit systems. This emerging category of urban infill development is called “Smart Growth” and “Transit Oriented Development”. By definition, urban infill is the development of underused vacant land or redevelopment of underused structures in built-up areas that have infrastructure and other public services in place. We believe our projects in downtown Los Angeles and our other projects are well positioned for Smart Growth.

To minimize our holding cost, 17 of our projects are currently not fully purchased but are held by option to purchase, long-term purchase contracts or other acquisition rights. Twelve projects will be purchased with the use of proceeds from this offering totaling approximately $64.5 million; the remaining five projects held under contract have commitment dates after June 30, 2007 and have a total purchase price of $117.2 million.

Our projects are purchased for the purpose of developing, redeveloping, renovating or repositioning them for their highest and best use to maximize the return on investment, to create Smart Growth and provide the community with social benefits. Some of our projects involve an approach of obtaining separate small parcels of land over time with a long term goal of controlling a larger, more valuable contiguous property in the aggregate. We seek properties in neighborhoods that are in the early stages of revitalization. We also seek opportunities to achieve more attractive rental rates by meeting the needs of certain premium space users. We focus on dense urban areas which are undergoing demographic, structural or economic change and places where a significant portion of the properties and participants are historically of a non-institutional nature. We also look for areas with an inventory of obsolete buildings or buildings that are no longer relevant to the changing demographic or economic profile of the surrounding market. We seek projects near existing infrastructure such as transportation. Our business philosophy is to seek projects that have both tangible economic and social benefits by creating new employment, needed services for underserved communities and residential areas in a livable urban environment for an ethnically and economically diverse population. We believe our management has the experience and expertise to effectively achieve these goals.

Significant Financing Transaction.    The State of California Public Employee’s Retirement System, or CalPERS, has been a substantial investor in our predecessor business. CalPERS has provided our predecessor business with capital in the form of a revolving credit facility in the principal amount of approximately $150.0 million. We will use a portion of the net proceeds of this offering to pay all amounts outstanding under the CalPERS facility. We are in discussions with CalPERS about amending the facility to reflect the formation transactions, to revise certain covenants and to reduce the interest rate. If the discussions are unsuccessful, the facility will be terminated. We will further reduce interest expense by repaying approximately $187.6 million in principal amount of mortgage debt secured by our projects. We will also repay the associated accrued interest of $26.8 million and $2.6 million for CalPERS and other mortgage debt, respectively.

Revenue Base.    As of September 30, 2006, we had 22 projects that are classified as rental properties. We receive income primarily from rental income (including tenant reimbursements), from commercial and industrial properties which are included as rental income in the financial statements of our company and our predecessor business. We also generate management fee revenue by providing property management, leasing and development services to properties that are owned by affiliates. However, our business plan is distinctive in that we focus on urban infill development and on finding different, more profitable uses for existing urban properties. Such properties may have substantial vacancies or unstable occupancies or require major renovation for a new use. Because we are foremost a redeveloper and the large majority of our projects are not complete, we do not believe that the results of our current leasing operations are indicative of the inherent value of our existing portfolio.

Critical Accounting Policies

Our discussion and analysis of the historical financial condition and results of operations of our predecessor are based upon the combined financial statements, and schedules which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in certain circumstances that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses in the reporting period. Actual amounts may differ from those estimates and assumptions. We have provided a summary of our significant accounting policies in Note 2 to the combined financial statements and schedule of our predecessor business included elsewhere in this prospectus. We have summarized below those accounting policies that require material subjective or complex judgments and have the most significant impact on our financial condition and results of operations. We evaluate these estimates on an ongoing basis, based upon information currently available and on various assumptions that we believe are reasonable as of that date.

Real Estate Held for Development.    Real estate held for development is composed of land costs, entitlement costs, building improvements, direct costs of construction, interest and property taxes. We start to capitalize real estate held for development as we take steps required to prepare the property for its intended use. We reduce these capitalized costs for incidental revenue generated from tenant leases, parking income and movie shoots. Capitalization ends when the qualifying assets are ready for their intended use or development activities cease.

Rental Properties.    Rental properties, including land, building improvements and capitalized leasing commissions, are stated at cost, less accumulated depreciation. Depreciation is being provided on a straight-line basis over the estimated useful lives of the assets. Buildings and building improvements are depreciated over 39 years and tenant improvements are amortized equally over the lesser of the useful lives of the improvements or the related lease terms. Capitalized lease commissions are amortized over the term of the related leases.

Costs related to the acquisition and improvement of the rental properties are capitalized, while expenses for repairs and maintenance are charged to operations as incurred. Certain expenses such as property taxes, utilities and repair and maintenance costs are chargeable to the tenants as provided in their lease agreements. Such reimbursements are recorded as rental income in the combined statement of operations for our predecessor business. Costs related to terminated deal costs are expensed when we cease due diligence and related acquisition efforts.

The acquisition of real estate properties is accounted for in accordance with SFAS No. 141, Business Combinations, whereby the value of real estate acquired is allocated between land, buildings and improvements, acquired leasing commissions and tenant coordination costs, and to acquire above- and below-market leases and tenant relationships. The fair value of tangible assets is determined on an “as-if-vacant” basis based upon comparable sales and other relevant information obtained in connection with the acquisition of the property. The estimated fair value of acquired in-place at-market leases are the costs we would have incurred to lease property to the occupancy level of the property at the date of acquisition. Such estimate includes the fair value of leasing commissions and legal costs that would be incurred to lease the property to this occupancy level. Additionally, we evaluate the time period over which such occupancy level would be achieved and include an estimate of the net operating costs (primarily real estate taxes, insurance and utilities) incurred during the lease-up period, which generally ranges up to eight to nine months. These allocations have a direct impact on our results of operations as allocations between land, buildings and improvements because, if we were to allocate more value to land, there would be no depreciation with respect to such amount. If we were to allocate more value to the buildings as opposed to allocating the value of tenant leases, this amount would be recognized as an expense over a much longer period of time, since the amounts allocated to buildings are depreciated over the estimated lives of the buildings whereas amounts allocated to tenant leases are amortized over the terms of the leases.

Revenue Recognition.    Revenue is recognized in accordance with Staff Accounting Bulletin No. 104 of the Securities and Exchange Commission, Revenue Recognition (SAB 104), as amended. SAB 104 requires that four basic criteria must be met before revenue can be recognized: persuasive evidence of an arrangement exists; the delivery has occurred or services rendered; the fee is fixed and determinable; and collectibility is reasonably assured. All leases are classified as operating leases and minimum rents are recognized on lease terms exceeding one year on a straight-line basis over the term of the respective leases. The excess of rents recognized over amounts contractually due pursuant to the underlying leases is included in accounts receivable in the combined balance sheets. Recoveries from tenants for common area maintenance expenses, real estate property taxes and other recoverable operating expenses are recognized as revenue in the period the associated costs are incurred. In addition, our predecessor business records a capital asset for leasehold improvements constructed by our predecessor business that are reimbursed by tenants, with the offsetting amount recorded to deferred revenue which is included in accrued expenses and other liabilities. The deferred revenue is amortized as additional rental revenue over the life of the related lease.

We maintain an allowance for estimated losses that may result from the inability of tenants to make required lease payments. If a tenant fails to make contractual payments beyond any allowance, the Company may recognize bad debt expense in future periods equal to the amount of unpaid rent and deferred rent receivable. Historically, charges to bad debt expense for uncollectible tenant rents have not been significant.

Rental revenue from month-to-month leases or leases with no scheduled rent increases or other adjustments is recognized on a monthly basis when earned.

Lease termination fees are recorded when the related leases are canceled and our company has no continuing obligation to provide services to such former tenants. Lease termination fees are included in rental revenues and were not material for the years ended December 31, 2005, 2004 and 2003.

We recognize gains on sales of real estate pursuant to the provisions of SFAS No. 66, Accounting for Sales of Real Estate. The specific timing of a sale is measured against various criteria in SFAS No. 66 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the property. If the sales criteria are not met, we defer gain recognition and accounts for the continued operations of the property by applying the finance, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Evaluation of Asset Impairment.    We evaluate a property for potential impairment when events or changes in circumstances indicate that the current book value of the property may not be recoverable pursuant to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. In the event that these periodic assessments result in a determination that the carrying amount of a property exceeds the sum of the undiscounted cash flows (excluding interest) that are expected to result from the use and eventual disposition of the property, we would recognize an impairment loss to the extent the carrying amount exceeded the estimated fair value of the property. Estimates of expected future net cash flows are inherently uncertain and are based on assumptions dependent upon future and current market conditions and events that affect the ultimate value of the property. These estimates require us to make assumptions relating to, among other things, future rental rates, tenant allowances, operating expenditures, property taxes, capital improvements, occupancy levels, and the estimated proceeds generated from the future sale of the property. While no indicators of impairment were identified at September 30, 2006 or December 31, 2005 or 2004, a change in our strategy or a significant change in market conditions could require that we recognize an impairment loss, and such a loss could be material.

Factors That May Influence Future Results of Operations

The following is a summary of the more significant factors we believe may affect our results of operations. For a more detailed discussion regarding the factors that you should consider before making a decision to acquire shares of our common stock, see the information under the caption “Risk Factors” elsewhere in this prospectus.

Development and redevelopment activities.    We believe that our development and redevelopment activities present growth opportunities for us over the next several years. We continually evaluate the size, timing and scope of our development and redevelopment initiatives and, as necessary, sales activity to reflect the economic conditions and the real estate fundamentals that exist. However, development and redevelopment of our projects is highly speculative and subject to timing, budgeting and other risks, including cyclical over-building or over-investing within certain real estate submarkets and changing political situations that may interfere with our proposed uses of projects. In particular, we are subject to increases in the costs of materials (especially in the price of steel, lumber, dry wall, copper and concrete, which are significant components of construction costs) caused by changing market conditions, including increased global demand. We are also affected by changes in laws and regulations (including the land use entitlement processes), particularly in the City of Los Angeles, fiscal policies and zoning ordinances and the related costs of compliance with laws, their regulations and policies. Finally, increases in interest rates will increase our borrowing costs and our overall development or redevelopment costs for a project. In addition, customers may be unwilling or unable to purchase our residential units at times when mortgage-financing costs are high or as borrower credit quality declines. The occurrence of one or more of these events could adversely affect our financial condition, results of operations and cash flows.

Rental revenue.    The amount of net rental income generated by our rental properties depends principally on our ability to maintain the occupancy rates of currently leased space and to lease currently available space as well as space in newly developed or redeveloped properties and space available from unscheduled lease terminations. The amount of rental income we generate also depends on our ability to maintain or increase rental rates. We operate in the greater Los Angeles area and, accordingly, market conditions in this area have a significant impact on our results of operations.

Scheduled lease expirations.    Our ability to re-lease space subject to expiring leases will impact our results of operations and is affected by economic and competitive conditions in our markets as well as the desirability of our individual properties. As of September 30, 2006, approximately 542,694 square feet, or 20% of the square footage held for lease, of our initial portfolio of wholly-owned projects was available for lease. To allow for flexibility in our redevelopment strategy, we generally seek to execute month-to-month leases with tenants in our properties that have not yet been developed to their highest and best use. As of September 30, 2006, month-to-month leases represent approximately 23% of the rentable square footage of our portfolio of owned projects. The following table sets forth a summary schedule of lease expirations for leases in place at our owned projects as of September 30, 2006:

Year of Lease Termination (1)	Number of Leases Expiring	Square Footage of Expiring Lease	Percentage of Total Rentable Square Feet (2)	Annualized Base Rent of Expiring Leases (3)	Percentage of Portfolio Annualized Base Rent
Month to Month	221	674,874	23.1%	$10,528,825	44.6%
2006	6	46,059	1.6%	681,051	2.9%
2007	32	452,446	15.5%	4,392,396	18.6%
2008	11	817,200	28.0%	3,918,600	16.6%
2009	4	170,345	5.8%	850,452	3.6%
2010	2	87,641	3.0%	1,311,000	5.6%
2011	1	59,000	2.0%	1,596,000	6.8%
2012	1	24,694	0.8%	312,000	1.3%

Total/Weighted Average	278	2,332,259	79.8%	$23,590,324	100.0%

(1)	There are no current lease terminations for the years ending December 31, 2012 through December 31, 2015.

(2)	Based on total square footage of 2,916,226 which is the square footage of space leased or available or offered for lease and excludes substantial portions of square footage in the projects that is not available or offered for lease because of redevelopment or repositioning activities.
(3)	Because annualized base rent is not derived from historical results that were accounted for in accordance with accounting principles generally accepted in the Unites States, historical results differ from the annualized amounts.

Currently, our largest tenant is American Apparel. American Apparel leased 750,273 rentable square feet of industrial space as of September 30, 2006. On a pro forma basis, this lease represents 11.6% of our total annual rental and tenant reimbursements revenues for the year ended December 31, 2005. The lease expires on December 31, 2008. No other tenant comprises more than 10% of our portfolio’s total rentable square feet or annualized base rental revenues.

Results of Operations

Since our formation, we have not had any corporate activity other than the issuance of 100 shares of common stock to each of Messrs. Meruelo and Maddux in connection with the initial capitalization of our company. Accordingly, we believe that a discussion of the results of operations of Meruelo Maddux Properties, Inc. would not be meaningful, and, where applicable, we have set forth below a discussion of the results of operations of our predecessor only.

Our combined results of operations for the nine months ended September 30, 2006 and 2005, and the years ended December 31, 2005, 2004 and 2003 reflect the operations of acquired properties from the respective dates of acquisition. Our predecessor business and affiliates purchased three properties during 2003, four during 2004, thirty-six during 2005, and five during the first nine months of 2006 as more fully described in Schedule III – Combined Real Estate and Accumulated Depreciation which appears beginning on page F-33 of this prospectus. The table below summarizes the consolidated results of operations of our predecessor business:

Summary Consolidated Financial and Other Data

	Nine Months ended September 30,					Year ended December 31,
	(unaudited)
	Pro Forma Consolidated			Historical Combined		Pro Forma Consolidated	Historical Combined
	2006			2006	2005	2005	2005	2004
						(unaudited)
Revenue:
Rental income		$17,257,063		$16,085,083	$11,955,975	$18,088,626	$16,525,986	$11,835,818
Management fees		112,500		247,700	215,700	150,000	602,200	142,000
Other income		395,105		395,105	637,956	792,982	792,982	627,929

		17,764,668		16,727,888	12,809,631	19,031,608	17,921,168	12,605,747
Expenses:
Rental expenses		6,802,757		6,380,179	5,232,187	8,237,121	7,673,683	5,089,380
Interest expense		3,122,375		17,582,553	12,053,539	4,163,167	15,831,556	6,187,563
Depreciation and amortization		4,380,343		3,674,838	2,208,910	4,102,223	3,161,551	1,987,090
General and administrative		4,260,766		3,999,017	2,769,598	4,570,711	4,221,711	1,934,610

		18,566,241		31,636,587	22,264,234	21,073,222	30,888,501	15,198,643

Operating (loss) income		(801,573)		(14,908,699)	(9,454,603)	(2,041,614)	(12,967,333)	(2,592,896)
Interest income on affiliate notes receivable		456,668		2,944,538	2,035,797	608,891	2,942,213	—

(Loss) income from continuing operations		(344,905)		(11,964,161)	(7,418,806)	(1,432,723)	(10,025,120)	(2,592,896)
Discontinued operations:
Gain on sale of real estate		1,328,755		1,328,755	—	—	—	3,183,276

Net income (loss) before income taxes		983,850		(10,635,406)	(7,418,806)	(1,432,723)	(10,025,120)	590,380
Provision (benefit) for income taxes		403,379				(587,416)

Net income (loss)		$580,471		$(10,635,406)	$(7,418,806)	$(845,307)	$(10,025,120)	$590,380

Pro forma basic loss per share	$	[	•]			$ [ •]
Pro forma diluted loss per share	$	[	•]			$ [ •]
Pro forma weighted average common shares outstanding—basic		[	•]			[ •]
Pro forma weighted average common shares outstanding—diluted		[	•]			[ •]

Historical Results of Operations

Comparison of nine months ended September 30, 2006 to nine months ended September 30, 2005

Rental income.    Rental income increased by $4.1 million, or 35%, to $16.1 million for the nine months ended September 30, 2006 compared to $12.0 million for the nine months ended September 30, 2005. An increase of $1.8 million is attributable to having a full nine months of operations for Center Village, Pomona Village, Pomona Retail, 620 Gladys Avenue and 1500 Griffith for the nine months ended September 30, 2006 compared to approximately seven months during the prior nine month period. Another $1.6 million is due to the purchase during the second half of 2005 of the Southern California Institute of Architecture building, 1919 Vineburn Avenue and 306-330 N. Avenue 21. Also an increase of $0.7 million is attributable to the completion of the Washington Cold Storage in 2006.

Management fees.    Management fees increased by $32,000, or 15%, to $247,700 for the nine months ended September 30, 2006 compared to $215,700 for the nine months ended September 30, 2005. Because of the condemnation of the Taylor Yards property, the company ceased development efforts and stopped charging management fees to the project after June 2006. The reason management fees are virtually equal is because both periods include management fees from Taylor Yards for approximately 6 months.

Other income.    Interest and other income decreased by $0.2 million, or 38%, to $0.4 million for the nine months ended September 30, 2006 compared to $0.6 million for the nine months ended September 30, 2005. The decrease is primarily due to generating less income from temporarily leasing properties for filming.

Operating expenses.    Operating expenses related to rental properties increased by $1.1 million, or 22%, to $6.4 million for the nine months ended September 30, 2006 compared to $5.3 million for the nine months ended September 30, 2005. Most of the increase, or $0.9 million, is due to operating Center Village, Pomona Village, Pomona Retail, 620 Gladys Avenue and 1500 Griffith for nine months during 2006 versus four months during 2005.

Interest expense.    Interest expense increased by $5.5 million, or 46%, to $17.6 million for the nine months ended September 30, 2006 compared to $12.1 million for the nine months ended September 30, 2005. The increase is due to a higher amount of debt on more properties over the previous nine months and an increase in the effective interest rate primarily attributable to the CalPERS note.

Depreciation and amortization expense.    Depreciation and amortization expense increased by $1.5 million, or 66%, to $3.7 million for the nine months ended September 30, 2006 compared to $2.2 million for the nine months ended September 30, 2005. This increase was due to additional depreciation and amortization expense resulting from property acquisitions and amortization of loan costs associated with the CalPERS note.

General and administrative expenses.    General and administrative expenses increased by $1.2 million, or 44%, to $4.0 million for the nine months ended September 30, 2006 compared to $2.8 million for the nine months ended September 30, 2005. The increase is due to terminated deal cost of $0.9 million compared to no related costs for the prior period and increased salary for the administrative staff and related expenses as more acquisitions were completed.

Interest income on affiliate notes receivable.    Interest income increased by $0.9 million, or 45%, to $2.9 million for the nine months ended September 30, 2006 compared to $2.0 million for the nine months ended September 30, 2005. The increase is primarily attributable to having nine months of interest on the affiliate note receivable from Taylor Yards for the nine months ended September 30, 2006 versus six and one-half months for the comparable period in 2005. Another reason for the increase is that in January 2006 the note receivable from Taylor Village increased due to the purchase of an adjacent property.

Gain on sale of real estate.    Gain on sale of real estate increased by $1.3 million for the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005, due to the sale of Leonis Cold Storage to an unrelated third party in May 2006. There were no corresponding sales during the comparable period in 2005.

Comparison of year ended December 31, 2005 to year ended December 31, 2004

Rental income.    Rental income increased by $4.7 million, or 40%, to $16.5 million for the year ended December 31, 2005 compared to $11.8 million for the year ended December 31, 2004. The increase is primarily due to the acquisition of operating properties during 2005. Increases of $2.1 million and $1.3 million are attributable to the acquisitions of Center Village, and Pomona Village and Pomona Retail, respectively, with an increase of $0.8 million attributable to other acquired operating properties during 2005. Another $0.5 million is attributable to increased revenue at existing properties.

Management fees.    Management fees increased by $0.5 million, or 324% to $0.6 million for the year ended December 31, 2005, from $0.1 million for the year ended December 31, 2004. The increase is primarily attributable to the acquisition of Taylor Yards in March 2005 and a one-time consulting fee for the sale of property owned by Homero and Belinda Meruelo.

Other income.    Other income increased by $0.2 million, or 26%, to $0.8 million for the year ended December 31, 2005, compared to $0.6 million for the year ended December 31, 2004. The increase is primarily due to generating more income from temporarily leasing properties for filming.

Operating expenses.    Operating expenses related to rental properties increased by $2.6 million, or 51%, to $7.7 million for the year ended December 31, 2005 compared to $5.1 million for the year ended December 31, 2004. The increase is primarily due to the acquisition and related increase in rental expenses of properties purchased during 2005, namely an increase of $1.5 million for Center Village and $0.5 million for other properties. The remaining increase of $0.6 million is primarily due to increased expenses at Meruelo Wall Street, Crown Commerce Center and 905 E. 8th Street.

Interest expense.    Interest expense increased by $9.6 million, or 156%, to $15.8 million for the year ended December 31, 2005, compared to $6.2 million for the year ended December 31, 2004. The increase in interest expense is primarily due to obtaining additional mortgage debt and increasing the CalPERS debt facility for the operating properties purchased during 2005.

Depreciation and amortization expense.    Depreciation and amortization expense increased by $1.2 million, or 59%, to $3.2 million for the year ended December 31, 2005 compared to $2.0 million for the year ended December 31, 2004. The increase is mainly attributable to the acquisition of various properties during 2005 and loan amortization expenses associated with the CalPERS note.

General and administrative.    General and administrative expenses increased by $2.3 million, or 118%, to $4.2 million for the year ended December 31, 2005 compared to $1.9 million for the year ended December 31, 2004. The increase is attributable to terminated deal costs of $1.4 million compared to no related costs for the prior year and increased salary for the administrative staff and related expenses as more acquisitions were completed.

Interest income on affiliate notes receivable.    Interest income on notes receivable from affiliates increased by $2.9 million for the year ended December 31, 2005 compared to no interest income for the year ended December 31, 2004. This increase is due to the acquisition of the Taylor Yards project in March 2005.

Comparison of year ended December 31, 2004 to year ended December 31, 2003

Rental income.    Rental income increased by $3.8 million, or 47%, to $11.8 million for the year ended December 31, 2004 compared to $8.0 million for the year ended December 31, 2003. An increase of $2.3 million is due to the purchase of Meruelo Wall Street in January 2004. The remaining increase of $1.5 million is primarily attributable to improved revenue at Alameda Square from the four-year lease with American Apparel which became effective on January 1, 2004.

Other income.    Other income increased by $0.4 million, or 263%, to $0.6 million for the year ended December 31, 2004, compared to $0.2 million for the year ended December 31, 2003. The increase is primarily attributable to income generated from temporarily licensing space at our projects for filming.

Operating expenses.    Operating expenses related to rental properties increased by $1.7 million, or 48%, to $5.1 million for the year ended December 31, 2004 compared to $3.4 million for the year ended December 31, 2003. The increase is primarily attributable to increased rental expenses at Alameda Square of $1.0 million and rental expenses of $0.5 million associated with the acquisition of Meruelo Wall Street in January 2004. The increase at Alameda Square is due to increased property taxes, utilities, and security costs.

Interest expense.    Interest expense increased by $3.5 million, or 133%, to $6.2 million for the year ended December 31, 2004 compared to $2.7 million for the year ended December 31, 2003. The increase is mainly due to obtaining mortgage debt related to the acquisition of Meruelo Wall Street and increasing the mortgage debt at Alameda Square.

Depreciation and amortization expense.    Depreciation and amortization expense increased by $0.7 million, or 48%, to $2.0 million for the year ended December 31, 2004 compared to $1.3 million for the year ended December 31, 2003. This increase is mainly attributable to the purchase of Meruelo Wall Street which increased depreciation expense by $0.3 million and an increase of $0.2 million in loan amortization at Alameda Square.

General and administrative expense.    General and administrative expenses increased by $1.0 million, or 107%, to $1.9 million for the year ended December 31, 2004 compared to $0.9 million for the year ended December 31, 2003. The increase is attributable to increased salary for the administrative staff and related expenses as more acquisitions were completed.

Gain on sale of real estate.    Gain on sale of real estate is due to selling portions of Meruelo Chinatown Village and Alameda Square for a gain of $3.2 million. There were no sales in the prior year.

Pro Forma Operating Results

Comparison of pro forma nine months ended September 30, 2006 to historical nine months ended September 30, 2006

The pro forma statement of operations for the nine months ended September 30, 2006 is presented as if this offering and the formation transactions had occurred as of January 1, 2006. The pro forma statement of operations reflects the reduction in interest expense attributable to our expected payoff of $150.0 million of the CalPERS revolving note and the retirement of $200.3 million of mortgage debt. The pro forma also reflects the purchase of $24.3 million of rental properties, $53.8 million of development properties and net debt financing of $12.7 million entered into after September 30, 2006 but before the formation transactions and this offering. The rental properties are not at their highest and best use and it will take at least one year before construction work commences. Accordingly, we have reflected the operating results of the rental properties in the pro forma. We have made no adjustments in operating result for the development properties.

The real estate interests and other assets and liabilities contributed to us by our predecessor business will be accounted for as a reorganization of entities under common control. Accordingly, the assets and liabilities assumed will be recorded at our predecessor’s historical cost. As a result, expenses such as depreciation and amortization included in our pro forma operating results are based on the historical costs of the related contributed or merged assets.

The components of the significant changes that would have been reflected in our financial statements on a pro forma basis for the nine months ended September 30, 2006 compared to the historical results are described below.

On a pro forma basis, rental income would have increased to $17.3 million for the nine months ended September 30, 2006 compared to $16.1 million reported historically for the same period, an increase of $1.2 million or 7%. This increase is attributable to acquiring three rental properties.

On a pro forma basis, rental expenses would have increased to $6.8 million for the nine months ended September 30, 2006 compared to $6.4 million reported historically for the same period, an increase of $0.4 million or 7%. This increase is due to acquiring three rental properties.

On a pro forma basis, interest expense would have decreased to $3.1 million for the nine months ended September 30, 2006 compared to $17.6 million reported historically for the same period, a decrease of $14.5 million or 82%. This decrease is attributable to paying off mortgage debt and paying down the revolving CalPERS note.

On a pro forma basis, depreciation and amortization expense would have increased to $4.4 million for the nine months ended September 30, 2006 compared to $3.7 million reported historically for the same period, an increase of $0.7 million or 19%. This increase is due to acquiring three rental properties in connection with this offering and added depreciation due to purchase accounting.

On a pro forma basis, general and administrative expenses would have increased to $4.3 million for the nine months ended September 30, 2006 compared to $4.0 million reported historically for the same period, an increase of $0.3 million or 6%. The increase is due to incremental salaries.

On a pro forma basis, interest income would have decreased to $0.4 million for the nine months ended September 30, 2006 compared to $2.9 million reported historically for the same period, a decrease of $2.5 million or 85%. The decrease is due to reducing the interest rate on the affiliate note receivable from 18% to 5.13% and an $8.4 million reduction in the principal balance of the note.

On a pro forma basis, management fees would have decreased to $0.1 million in our financial statements on a pro forma basis for the nine months ended September 30, 2006 compared to $0.2 million for the historical results of the same period, a decrease of $0.13 million or 54%. This decrease is due to the elimination of the management fee charged on Taylor Yards.

Provision (benefit) for income taxes reflects that our company is a corporation subject to taxes on the income or loss we will derive from the operating partnership. The pro forma tax adjustment was recorded assuming a 41% corporate tax rate applied to our share of the operating income (loss) of our operating partnership.

Comparison of pro forma year ended December 31, 2005 to historical year ended December 31, 2005

The pro forma statement of operations for the year ended December 31, 2005 is presented as if this offering and the formation transactions had occurred as of January 1, 2005. The pro forma statement of operations reflects the reduction in interest expense attributable to our expected payoff of $150.0 million in CalPERS revolving note and the retirement of $200.3 million of mortgage debt. The pro forma also reflects the purchase of $24.3 million of rental properties, $53.8 million of development properties and net debt financing of $12.7 million entered into after September 30, 2006 but before the formation transactions and offering. The rental properties are not at their highest and best use and it will take at least one year before construction work commences. Accordingly, we have reflected the operating results of the rental properties in the pro forma. We have made no adjustments in operating result for the development properties.

The components of the significant changes that would have been reflected in our financial statements on a pro forma basis for the year ended December 31, 2005 compared to the historical results are described below.

On a pro forma basis, rental income would have been increased to $18.1 million for the year ended December 31, 2005 compared to $16.5 million reported historically for the same year, an increase of $1.6 million or 10%. The increase is attributable to acquiring rental properties.

On a pro forma basis, rental expenses would have increased to $8.2 million for the year ended December 31, 2005 compared to $7.7 million reported historically for the same year, an increase of $0.5 million or 17%. The increase is due to acquiring rental properties.

On a pro forma basis, interest expense would have decreased to $4.1 million for the year ended December 31, 2005 compared to $15.8 million reported historically for the same period, a decrease of $11.7 million or 74%. This decrease is attributable to paying off mortgage debt and paying down the revolving CalPERS note.

On a pro forma basis, depreciation and amortization would have increased to $4.1 million for the year ended December 31, 2005 compared to $3.2 million reported historically for the same year, an increase of $0.9 million or 30%. The increase is due to acquiring rental properties in connection with the formation transactions and this offering and stepping up asset values to reflect purchase accounting.

On a pro forma basis, management fees would have decreased to $150,000 in our financial statements on a pro forma basis for the year ended December 31, 2005 compared to $602,200 for the historical results of the same period, a decrease of $452,200 or 75%. This decrease is due to eliminating the management fee charged on Taylor Yards and eliminating the non-recurring portion of the fee from affiliates.

On a pro forma basis, general and administrative expenses would have increased to $4.6 million for the year ended December 31, 2005 compared to $4.2 million reported historically for the same year, an increase of $0.4 million or 8%. The increase is attributable to incremental salaries.

On a pro forma basis, interest income would have decreased to $0.6 million for the year ended December 31, 2005 compared to $2.9 million reported historically for the same period, a decrease of $2.3 million or 79%. The decrease is due to reducing the interest rate on the affiliate note receivable from 18% to 5.13% and an $8.4 million reduction in the note balance.

Provision (benefit) for income taxes reflects that our company is a corporation subject to taxes on the income or loss we will derive from the operating partnership. The pro forma tax adjustment was recorded assuming a 41% corporate tax rate applied to our share of the operating income (loss) of our operating partnership.

Liquidity and Capital Resources

Immediately following the consummation of this offering and formation transactions, we estimate that our total-debt-to-assets ratio will be 19%. On a going forward basis our targeted debt-to-total-assets ratio is 60% to 70%, although short-term financing needs related to the construction of projects may require us to maintain a higher ratio temporarily. We generally will decide whether to use debt or equity financing, or a combination of the two, to acquire a property by considering the most attractive interest rates, repayment terms and maturity dates available in the marketplace at the time, and will customize our financing strategy for each individual transaction.

As of September 30, 2006, our consolidated indebtedness consisted of approximately $130.8 million in fixed rate mortgage notes secured by real estate, $188.3 million in variable rate mortgage notes secured by real estate, and $150.0 million in mezzanine financing from CalPERS. As of September 30, 2006, the carrying value of the real estate securing the fixed and variable rate mortgages was approximately $444.2 million.

After completing the offering, we expect to use the net proceeds as follows:

•	Approximately $190.2 million to pay off approximately $187.6 million in principal amount of 47 separate mortgage debt investments secured by certain of the projects we will acquire in the formation transactions and approximately $2.6 million in related interest and penalties (including approximately $13.4 million of approximately $26.1 million in debt incurred after September 30, 2006).

•	Approximately $176.8 million to pay off $150.0 million in principal amount of debt of our predecessor business under the revolving credit facility with CalPERS and approximately $26.8 million in related current and accrued deferred interest. We are in discussions with CalPERS about amending the facility’s terms. If the discussions are unsuccessful, the facility will be terminated.

•	Approximately $4.6 million to pay off principal and accrued interest on a note due February 15, 2007 which bears current interest at 9.5% annually held by Mr. Meruelo who advanced funds to our predecessor business for development activities.

•	Up to approximately $[•] million to fund the cash portion of the contribution value of the entities owning our projects, which cash is approximately equal to the taxes the contributors and their owners will owe as a result of the formation transactions and the cash payment itself and which cash will reduce the number of shares of common stock the contributors will otherwise receive in the formation transactions.

•	Approximately $64.5 million to fund the cash portion of the purchase price for interests in 12 of our projects subject to pending purchase and sale contracts we will indirectly assume.

•	The remaining portion, including approximately $[•] million of additional net proceeds as a result of the exercise of the over allotment option by the underwriters, if any, for working capital purposes, including (a) funding the costs of redeveloping our portfolio, (b) $117.2 million to fund, in part, our acquisition of interests in five of our projects under purchase rights that we will indirectly assume, (c) funding the acquisition of other projects that we may identify in the future, (d) any additional expenses to upgrade our systems and personnel as needed to meet the financial reporting and other requirements for accounting, internal audit and other management systems and resources that may be required, and (e) for other general purposes.

The following table sets forth certain information with respect to the indebtedness that we anticipate will be outstanding upon the consummation of the offering and formation transactions:

	September 30, 2006 Historical			September 30, 2006 Pro Forma (1)
	Principal Balance	Weighted Average Interest Rate	Current Principal Due (2)	Principal Balance	Weighted Average Interest Rate	Current Principal Due (2)
Fixed rate mortgage debt	$130,792,130	8.41%	$22,525,536	$114,817,346	7.11%	$1,950,000
Variable rate mortgage debt	188,292,406	8.67%	85,207,626	16,640,402	7.70%	4,405,484
Mezzanine loan (3)	150,000,000	18.00%	—	—	—	—

	$469,084,536	11.58%	$107,733,162	$131,457,748	7.19%	$6,355,484

(1)	Pro forma indebtedness includes approximately $12.7 million in mortgage debt incurred after September 30, 2006 that will be retained and assumed. A total of $26.1 million in additional mortgage debt was incurred after September 30, 2006, approximately $13.4 million of which will be repaid.
(2)	Includes principal payments due within twelve months, or through September 30, 2007.
(3)	September 30, 2006 historical balance excludes $26,792,725 in accrued interest.

As of September 30, 2006, we have incurred, in the aggregate, approximately $262.9 million in costs related to our development projects. These projects are large-scale, mixed-use projects that we would expect to be completed in multiple phases over several years. The development cycle for large-scale projects of this type is such that the completion and sale or refinancing of early phases may, if successfully executed, provide the capital necessary to fund the later stages of the project.

The amount and timing of costs associated with our development and redevelopment projects is inherently uncertain due to market and economic conditions. We presently intend to fund development and redevelopment expenditures primarily through construction financing. We also will have, after the formation transactions, approximately $114.8 million in fixed rate debt. As this debt matures we intend to replace it with a combination of construction financing, permanent debt on operating properties or corporate debt. We intend to enter into a corporate revolving line of credit at the time we close this offering. No assurances can be given as to whether we will be able to obtain such line of credit or what the terms would be if we were to enter into such agreement.

Management believes that the company will have sufficient capital to satisfy our liquidity needs over the next 12 months. We expect to meet our long-term liquidity requirements, including property and undeveloped land acquisitions and additional future development and redevelopment activity, through cash flow from operations, additional secured construction borrowings and secured and unsecured long-term borrowings, dispositions of assets we do not intend to hold long-term, and the potential issuance of additional debt or equity securities. We do not currently anticipate issuing any additional equity securities either of our company or our operating partnership other than pursuant to our equity incentive plan. We also do not intend to reserve funds to retire existing debt upon maturity, except as disclosed as a use of proceeds from this offering. We will instead seek to refinance this debt at maturity or retire the long-term debt through the issuance of corporate securities, as market conditions permit.

We expect to incur additional general and administrative expense as result of becoming a public company. We will become subject to reporting and other obligations under the Securities Exchange Act of 1934, including the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. These reporting and other obligations will cause us to incur significant expenses with respect to our internal audit and accounting resources that our predecessor business did not incur as a private company. We will need to upgrade our systems or create new systems; implement additional financial and management controls, reporting systems and procedures; expand our internal audit function; and hire additional accounting, internal audit and finance staff. We expect that those expenses will range from $2.5 million to $3.5 million annually.

Contractual Obligations

The following tables provide information with respect to maturities and scheduled repayments of notes payable secured by real estate, the note payable to CalPERS which reflects the entire principal and interest amounts and other purchase contracts or option agreements on a historical combined basis of our predecessor business as of December 31, 2005 and September 30, 2006.

	Payments due by period
	Less than 1 year(1)	1-3 years	3-5 years	More than 5 years	Total
Contractual Obligation at December 31, 2005
Notes payable secured by real estate	$56,179,827	$198,782,071	$10,289,371	$15,890,029	$281,141,298
Note payable to CalPERS	—	—	150,000,000	—	150,000,000
Interest payments—Secured Notes	22,965,729	21,769,371	3,303,508	2,197,978	50,236,586
Interest payments—CalPERS	9,885,417	19,797,917	135,368,955	—	165,052,289
Other purchase contracts or option agreements to acquire real estate	75,752,186	124,684,600	—	—	200,436,786

	$164,783,159	$365,033,959	$298,961,834	$18,088,007	$846,866,959

(1) These amounts include all payments due in calendar 2006.

	Payments due by period
	Less than 1 year(2)	1-3 years	3-5 years	More than 5 years	Total
Contractual Obligation at September 30, 2006(1)
Notes payable secured by real estate	$134,683,163	$133,330,965	$31,060,967	$20,009,439	$319,084,534
Note payable to CalPERS	—	—	150,000,000	—	150,000,000
Interest payments—Secured Notes	22,721,901	14,123,830	6,444,233	2,623,669	45,913,633
Interest payments—CalPERS	9,885,417	19,797,917	127,954,892		157,638,226
Other purchase contracts or option agreements to acquire real estate	78,145,592	117,175,091			195,320,683

	$245,436,073	$284,427,803	$315,460,092	$22,633,108	$867,957,076

(1) After September 30, 2006, we incurred approximately $26.1 million in additional indebtedness. (2) These amounts include all payments due from October 1, 2006 to September 30, 2007.

The following table sets forth certain information with respect to the pro forma indebtedness as of September 30, 2006.

Pro Forma Debt: (1)	Interest Rate		Principal Amount	Annual Debt Service (2)	Maturity Date (3)	Balance at Maturity
1500 Griffith Avenue	7.00	%(4)	$3,000,000	$210,000	1/24/2013	$3,000,000
The Union Lofts	7.33	%(5)	12,234,918	896,638	3/1/2008	12,234,918
Washington Cold Storage	6.93	%(6)	9,897,300	842,514	4/13/2013	8,882,854
Meruelo Wall Street	6.25	%(6)	21,218,788	1,728,171	7/5/2008	20,371,035
500 Mateo Street	7.00	%(6)	863,933	147,063	3/1/2016	—
2131 Humboldt Street	6.50	%(4)	7,000,000	455,000	8/24/2010	7,000,000
Alameda Square	6.75	%(6)	52,149,119	4,873,207	11/30/2008	48,704,673
Crown Commerce Center	7.48	%(6)	10,488,206	922,496	9/5/2011	9,614,943
905 E. 8th Street	6.95	%(4)	1,950,000	135,600	9/15/2007	1,950,000
Barstow Produce Center	8.75	%(7)	4,405,484	385,480	12/15/2011	4,405,484
1800 E. Washington Blvd.	12.00	%(4)	8,250,000	990,000	10/27/2007	8,250,000

	7.18%		$131,457,748	$11,586,169		$124,413,907

(1)	Pro forma debt represents outstanding debt at September 30, 2006, adjusted for this offering, the formation transactions and the incurrence and repayment of debt occurring after September 30, 2006. After September 30, 2006, we incurred approximately $26.1 million in additional indebtedness.
(2)	Annual debt service includes payments made for principal and interest.
(3)	Maturity date represents the date on which the principal amount is due and payable, assuming no payments have been made in advance of the maturity date.
(4)	Fixed, interest only.

(5)	Daily LIBOR + 2.0%, interest only.
(6)	Fixed, amortized.
(7)	Prime plus 0.50%, interest only.

Off-Balance Sheet Arrangements

At September 30, 2006, we did not have any guarantee contracts, retained or contingent interests in transferred assets, obligations under derivative instruments, obligations arising out of variable interests in unconsolidated entities, or other off-balance sheet arrangements.

Cash Flows

Comparison of nine months ended September 30, 2006 to nine months ended September 30, 2005

Cash and cash equivalents were $3.3 million as of September 30, 2006 and $2.0 million as of September 30, 2005.

Net cash used in operating activities decreased by $2.1 million to $10.7 million for the nine months ended September 30, 2006 compared to $12.8 million for the nine months ended September 30, 2005. The decrease is primarily a result of the net change in operating assets and liabilities and an increase in depreciation and amortization partially offset by an increase in net loss and a gain on the sale of real estate.

Net cash used in investing activities decreased by $116.2 million to $30.2 million for the nine months ended September 30, 2006 compared to $146.4 million for the nine months ended September 30, 2005. A decrease of $100.9 million resulted from acquiring properties with lower acquisition costs of $22.9 million, as compared to $123.8 million in the earlier period. The decrease also is due to proceeds from the sale of real estate and capitalized costs, escrow deposits and improvements offset by the change in restricted cash.

Net cash provided by financing activities decreased by $125.5 million to $34.7 million for the nine months ended September 30, 2006 compared to $160.2 million for the nine months ended September 30, 2005. Most of the decrease, or $100.0 million, is a result of obtaining funding on the CalPERS note during the first nine months of 2005 with no funding for the comparable period of 2006. A decrease of $37.5 million is attributable to obtaining less net proceeds from notes secured by real estate. This decrease is offset by a change in the issuance of notes receivable and proceeds from amounts due to affiliates.

Comparison of year ended December 31, 2005 to year ended December 31, 2004

Cash and cash equivalents were $9.5 million as of December 31, 2005 and $1.0 million as of December 31, 2004.

Net cash used in operating activities increased by $15.3 million to $17.2 million for the year ended December 31, 2005 compared to $1.9 million for the year ended December 31, 2004. Most of this increase, or $10.6 million, is due to a net loss for 2005 of $10.0 million compared to net income of $0.6 million for 2004. This increase in cash used is offset by a gain on sale of real estate during 2004 and an increase over 2004 of depreciation and amortization.

Net cash used in investing activities increased by $220.1 million to $276.2 million for the year ended December 31, 2005 compared to $56.1 million for the year ended December 31, 2004. The increase primarily is due to property acquisitions during 2005 of $248.8 million versus $56.7 million during 2004. All other components of investing activities also increased over 2004. Most of the remaining increase is attributable to capitalized costs, escrow deposits and improvements of $16.2 million and proceeds from the sale of real estate during 2004.

Net cash provided by financing activities increased by $243.1 million to $301.9 million for the year ended December 31, 2005 compared to $58.8 million for the year ended December 31, 2004. Most of the increase is from the proceeds from the CalPERS note of $150.0 million received during 2005 and a net increase in proceeds from notes payable secured by real estate of $121.1 million.

Comparison of year ended December 31, 2004 to year ended December 31, 2003

Cash and cash equivalents were $0.99 million as of December 31, 2004 and $0.2 million as of December 31, 2003.

Net cash used in operating activities increased by $3.5 million to $1.9 million for the year ended December 31, 2004 compared to net cash provided by operating activities of $1.6 million for the year ended December 31, 2003. The increase in net cash used is due to a gain on the sale of real estate for $3.2 million during 2004. Other net increases in operating activities are partially offset by net income (loss) and depreciation and amortization.

Net cash used in investing activities increased by $39.3 million to $56.1 million for the year ended December 31, 2004 compared to $16.8 million for the year ended December 31, 2003. The increase is due to the acquisition of $47.0 million more of real estate during 2004 than 2003 offset by proceeds from the sale of real estate of $10.6 million in 2004. There was no corresponding sale of real estate in the prior year.

Net cash provided by financing activities increased by $43.5 million to $58.8 million for the year ended December 31, 2004 compared to $15.3 million for the year ended December 31, 2003. Most of the increase is attributable to net proceeds from notes payable secured by real estate of $37.3 million and capital contributions of $7.6 million.

Other Supplemental Data

Industry analysts generally consider earnings before interest, taxes, depreciation and amortization (“EBITDA”) as an alternative measure of performance for public companies.

EBITDA is defined as net income (loss) before interest, taxes, depreciation and amortization. We believe it is a useful financial performance measure for us and for our stockholders and is a complement to net income and other financial performance measures provided in accordance with generally accepted accounting principles in the United States of America, or GAAP. We use EBITDA to measure the financial performance of our operating properties because it excludes expenses such as depreciation and amortization, taxes and interest expense, which are not indicative of operating performance. By excluding interest expense, EBITDA measures our financial performance irrespective of our capital structure or how we finance our properties and operations. By excluding depreciation and amortization expense, which can vary from property to property based on a variety of factors unrelated to the properties’ financial performance, we can more accurately assess the financial performance of our properties. Under GAAP, real estate properties are recorded at historical cost at the time of acquisition and are depreciated on a straight line basis. By excluding depreciation and amortization, we believe EBITDA provides a basis for measuring the financial performance of properties unrelated to historical cost. However, because EBITDA excludes depreciation and amortization, it does not measure the capital we require to maintain or preserve our fixed assets. In addition, because EBITDA does not reflect interest expense, it does not take into account the total amount of interest we pay on outstanding debt nor does it show trends in interest costs due to changes in our borrowings or changes in interest rates. EBITDA, as calculated by us, may not be comparable to EBITDA reported by other companies that do not define EBITDA exactly as we define the term. Because we use EBITDA to evaluate our financial performance, we reconcile it to net income (loss) which is the most comparable financial measure calculated and presented in accordance with GAAP. EBITDA does not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to operating income or net income determined in accordance with GAAP as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of liquidity.

Below is a reconciliation of our net income (loss), as presented elsewhere in this prospectus under the captions “Summary Consolidated Financial and Other Data” and “Selected Historical Financial and Other Data,” to EBITDA:

	Nine Months ended September 30,			Year ended December 31,
	(unaudited)
	Pro Forma Consolidated	Historical Combined		Pro Forma Consolidated	Historical Combined
	2006	2006	2005	2005	2005	2004	2003
				(unaudited)
Other Data:
EBITDA	$8,486,568	$10,621,986	$6,843,643	$6,832,667	$8,967,987	$8,765,033	$4,014,030
Cash flows from :
Operating activities		(10,691,471)	(12,808,994)		(17,169,743)	(1,898,991)	1,627,211
Investing activities		(30,223,258)	(146,375,679)		(276,181,138)	(56,110,430)	(16,745,012)
Financing activities		34,679,706	160,178,550		301,852,466	58,814,918	15,250,151
Reconciliation of EBITDA to Net Loss:
Net income (loss)	580,471	(10,635,406)	(7,418,806)	(845,307)	(10,025,120)	590,380	19,511
Plus:
Interest expense	3,122,375	17,582,553	12,053,539	4,163,167	15,831,556	6,187,563	2,650,499
Depreciation and amortization	4,380,343	3,674,838	2,208,910	4,102,223	3,161,551	1,987,090	1,344,020
Provision (Benefit) for income taxes	403,379	—	—	(587,416)	—	—	—

EBITDA	$8,486,568	$10,621,985	$6,843,643	$6,832,667	$8,967,987	$8,765,033	$4,014,030

Impact of Inflation, Changing Prices and Economic Conditions

The market value of a unit in a proposed residential project can vary significantly due to changing market conditions, and there may be a significant amount of time before we can develop our residential projects and offer units available for sale. Prices of residential units and sales activities in the Los Angeles market have a large impact on our profitability because we conduct substantially all of our business in this market. These prices could decline from time to time for market-specific reasons, including adverse economic conditions due to, among other things, the failure or decline of key industries and employers affecting the local, regional or national economies. If the prices of residential units or sales activity decline in the key market in which we operate, our business, results of operations and financial condition may be adversely affected.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks related to fluctuations in interest rates on mortgage loans and other forms of debt financing. For fixed rate debt, changes in interest rates generally affect the fair value of the debt instrument, but not our earnings or cash flows. Conversely, for variable rate debt, changes in interest rates generally do not impact the fair value of the debt instrument, but may affect our future earnings and cash flows.

Long-term debt obligations outstanding, their maturities and estimated fair value at September 30, 2006 and on a pro forma basis are as follows:

	Maturities through December 31, 2005						Total	Estimated Fair Value
	2006	2007	2008	2009	2010	Thereafter
Fixed rate debt instruments (1)	$22,203,816	$20,837,416	$74,817,067	$—	$157,664,371	$11,335,407	$286,858,077	$286,858,077
Variable rate debt instruments	33,976,011	89,777,588	13,350,000	—	2,625,000	4,554,622	144,283,221	144,283,221

Weighted average interest rate	9.4%	10.0%	7.0%	0.0%	17.3%	7.9%	12.0%

	Maturities through September 30, 2006						Total	Estimated Fair Value
	2006	2007	2008	2009	2010	Thereafter
Fixed rate debt instruments (1)	$1,000,000	$23,491,315	$73,681,775	$—	$157,653,683	$24,965,357	$280,792,130	$280,792,130
Variable rate debt instruments	15,735,058	127,766,516	26,339,465	—	2,623,797	15,827,568	188,292,404	188,292,404

Weighted average interest rate	9.0%	9.6%	7.1%	0.0%	17.3%	7.6%	11.5%

	Pro Forma Maturities through September 30, 2006						Total	Estimated Fair Value
	2006	2007	2008	2009	2010	Thereafter
Fixed rate debt instruments (1)	$—	$10,200,000	$73,367,907	$—	$7,000,000	$24,249,439	$114,817,346	$114,817,346
Variable rate debt instruments	—	—	12,234,918	—	—	4,405,484	16,640,402	16,640,402

Weighted average interest rate	0.0%	11.0%	6.7%	0.0%	6.5%	7.4%	7.2%

(1)	Includes CalPERs note.

Upon completion of this offering, we expect that we will have approximately $16.6 million in variable rate financing outstanding, which will represent approximately 13% of total pro forma indebtedness. If interest rates were to increase by 70 basis points, or 10% of our weighted average rate, the combined increase in interest expense and capitalized interest would decrease our cash flows by approximately $120,000 annually.

New Accounting Pronouncements

In May 2005, the SFAS No. 154, Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS No. 154). This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and that correction of errors in previously issued financial statements should be termed a “restatement.” SFAS is now effective for accounting changes and corrections of errors, however, Meruelo Maddux had no such items.

On December 16, 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payments (SFAS No. 123R). SFAS No. 123R requires that compensation cost relating to share-based payment transactions be recognized in financial statements and measured based on the fair value of the equity or liability instruments issued. The adoption of SFAS No. 123R on January 1, 2006 is not expected to have a significant impact on the financial statements in 2006.

OUR BUSINESS AND PROJECTS

Overview

We are a self-managed, full-service real estate company that develops, redevelops and owns commercial and residential properties located in downtown Los Angeles and other densely populated urban areas in California that are undergoing demographic or economic changes. We use our experience, relationships and capital to seek profit from these changes. We are committed to socially responsible investment. Including our predecessor business, we have invested more than $700 million in real estate since 1987, primarily in downtown Los Angeles and have purchased or have in escrow or have under lease with rights to purchase or otherwise subject to acquisition rights approximately 140 land parcels comprising 34 development and redevelopment projects and 19 projects that have been developed.

We plan to develop new properties on urban land parcels and to renovate and reposition or redevelop existing properties to increase their value, which we believe will provide our stockholders with risk-adjusted returns exceeding those normally derived from more traditional public real estate investment vehicles. These properties may have substantial vacancies or need significant renovation or redevelopment and have alternate, more profitable uses than their current uses. We are involved in a wide range of project types, including food industry, wholesale market, small tenant industrial and residential projects. We have been successful in serving the specific needs of a range of industries, such as the food processing, produce distribution, cold storage and wholesale distribution industries, that have a business need to be close to urban centers, relatively specialized building requirements and a steady source of product demand. Our target projects are predominantly located in a densely urban, multi-ethnic environment, involve numerous local entitlement, property assemblage and physical challenges and are opportunities frequently overlooked by mainstream institutional investors and developers.

Our management team has extensive experience in all aspects of real estate development and redevelopment including the initial corporate review and approval process of a project, design planning, financing and project management functions, and the legal compliance area. Since 1987, Richard Meruelo, as founder and chairman of our predecessor business, led the strategic planning for the business while managing project acquisitions, purchase negotiations and related financings totaling nearly $1.2 billion. In addition, Mr. Meruelo was responsible for maintaining the predecessor business’ relationships with CalPERS and local and state governmental bodies that had land-use jurisdiction over the contributed projects. As a real estate attorney, John Charles Maddux has represented clients that participated in more than $3.8 billion in commercial real estate acquisitions, developments, redevelopments and dispositions and more than $19 billion in related financings (including transactions in which he represented Mr. Meruelo). Lynn Beckemeyer has been involved in the capital investment of more than $3.6 billion in urban development and redevelopment projects totaling more than 20 million square feet, including the development and construction of multi-family residential projects consisting of an aggregate of approximately 2,200 units. He was vice president of corporate operations and real estate at The Walt Disney Company during the strategic planning, design and financing of ESPN’s new $215 million studio under construction in downtown Los Angeles as part of the LA Live project near the Staples Center. As an internal and external auditor, and subsequently at the executive level, Fred Skaggs was part of more than $2.6 billion in commercial real estate acquisitions and dispositions and another $625 million in related financings during the last 20 years. Ted McGonagle has worked with institutional and non-institutional commercial and residential real estate developers in the analysis, asset management, financing and developing of more than $1.7 billion of real estate assets, including more than 13 multi-family residential projects.

CalPERS has been a substantial investor in our predecessor business. Our management team is one of only approximately 11 designated groups participating in the California Urban Real Estate, or C.U.R.E., program sponsored by CalPERS. Through the program, CalPERS has provided our predecessor business with approximately $150.0 million of financing through a revolving credit facility. We will use a portion of the net proceeds of this offering to pay all amounts outstanding under the facility. We are currently in discussions with CalPERS about amending the facility’s terms to reflect the formation transactions, to revise certain covenants and to reduce the interest rate. If the discussions are unsuccessful, the facility will be terminated. CalPERS formed the C.U.R.E. program to invest in urban communities in California struggling to attract investment capital but presenting great potential for financial returns and economic success.

We believe that the C.U.R.E. program is an example of the growing recognition of the financial gains to be recognized through investments in “Smart Growth” projects in urban communities. In the past 30 years, the real estate investment and development pattern, particularly in the western United States, has been centered around the periphery of established population areas. We believe that this trend is reaching its natural limits, as suburban sprawl has exacerbated economic, social and transportation problems (including increased gasoline dependence by extending commuting distances) and provoked growing resistance to real estate development from businesses, residents and local and regional jurisdictions. “Smart Growth” and “Transit Oriented Development” are names commonly given to an emerging category of development that features urban infill projects that meet the growing demands of urban communities, in contrast to continued suburban development that is perceived to increase fuel consumption and worsen air quality, traffic and existing infrastructure problems.

The advantages of Smart Growth projects include:

•	utilizing or upgrading infrastructure instead of creating new infrastructure;

•	reducing automobile reliance by locating businesses, customers and employees closer to each other and to existing public transit systems and by promoting walkable cities and neighborhoods;

•	providing a greater range of workers with better access to available jobs, by reducing reliance on private transportation and making existing public transit systems more accessible;

•	encouraging redevelopment before building on previously undeveloped land;

•	reducing suburban sprawl; and

•	providing the sense of energy, diversity and economic vibrancy of a dense urban community, which is generally missing in outlying suburban projects.

Our business philosophy is to seek projects that have both tangible economic and social benefits. Our experience in this market area has taught us that projects and properties that have the greatest long-term economic benefits most often also do the following:

•	create new employment, including both short-term jobs during construction and a range of new, permanent jobs once the projects are redeveloped and tenanted;

•	provide needed retail and wholesale services in underserved communities;

•	provide cultural and public space opportunities for an ethnically and economically diverse population;

•	create needed market rate housing for the middle income segment of the market;

•	expand the local and state tax base;

•	create a livable urban environment;

•	broaden economic opportunity in re-emerging downtowns and other urban markets; and

•	promote Smart Growth by channeling investment and development into existing urban areas.

Our portfolio, upon completion of this offering and our formation transactions, will consist of ownership, leasehold and acquisition rights in 34 development and redevelopment projects and 19 projects that have been developed. Incidental to our ownership of one of our projects, we operate a cold storage business in an approximately 85,799 square foot facility. Most of our projects are located in or around the downtown area of Los Angeles, and all of our projects are in Southern California.

Downtown Los Angeles is commonly defined as an area that consists of approximately 350 city blocks or approximately 2,500 acres ringed by the U.S. Highway 101/ Santa Ana Freeway on the north, the Los Angeles River on the east, U.S. Interstate 10/Santa Monica Freeway to the south and the State Highway 110/Pasadena Freeway to the west. Downtown Los Angeles has attracted more than $11.8 billion in new construction investment from 2000 through the second quarter of 2006, according to the Los Angeles Downtown Center Business Improvement District. The capital has been invested in more than 140 projects, including those that are completed or under construction. Approximately 13,000 businesses are located in downtown Los Angeles, and more than 450,000 public and private jobs are provided by downtown businesses or government establishments. With approximately 80 acres of land in downtown Los Angeles owned or controlled through executory purchase and sale agreements or options to purchase, we believe we are the largest non-government land-owner in downtown Los Angeles. By comparison, a 27-block area in the financial district of downtown Los Angeles, often referred to as Bunker Hill, that contains the bulk of downtown’s class A high-rise office buildings and major hotels and retail properties is situated on approximately 143 acres.

We are a recently formed Delaware corporation that has been structured as a taxable corporation under Subchapter C of the Code. Our operations are conducted by our operating partnership, Meruelo Maddux Properties, L.P. We refer to our structure as an Up-C structure, which is similar to the umbrella partnership real estate investment trust, or UPREIT, structure used by many real estate investment trusts, or REITs.

History of our Company and our Management Team

Through our predecessor business, we have been investing in urban real estate since 1972, when Cuban immigrants Homero and Belinda Meruelo purchased their first commercial building in downtown Los Angeles. Our current management team is led by our co-founders Richard Meruelo, who will serve as our Chief Executive Officer and Chairman of our Board of Directors and who is the son of Homero and Belinda Meruelo, and John Charles Maddux, who will serve as our President and Chief Operating Officer and a member of our Board of Directors. Richard Meruelo has approximately 20 years of experience in identifying, acquiring, developing and redeveloping urban, commercial and residential real estate. Mr. Maddux has approximately 21 years of real estate legal experience in representing borrowers, developers, investors and institutional lenders in commercial, multifamily and residential real estate transactions, including acquisitions, financings and obtaining of land entitlements, and has worked with Mr. Meruelo and our predecessor companies since 1987.

Lynn Beckemeyer will serve as our Executive Vice President — Development. Mr. Beckemeyer has more than 23 years experience in the development, design, construction and management of complex urban projects. Fred Skaggs will serve as our Chief Financial Officer. Mr. Skaggs has more than 25 years of experience as an internal and external accountant, treasurer and chief financial officer for commercial and residential real estate companies. Ted McGonagle will serve as our Chief Investment Officer. Mr. McGonagle has more than 21 years of commercial and residential real estate experience including identifying and analyzing acquisition and disposition prospects, obtaining land entitlements, property financing, and developing and redeveloping properties. Todd Nielsen will serve as our General Counsel and Corporate Secretary. Mr. Nielsen has more than 10 years of real estate legal experience as in-house counsel for our predecessor business and prior to that as outside counsel to developers, investors, corporate tenants and lenders in commercial, multifamily, residential, office and industrial real estate transactions. Miguel Enrique Echemendia will serve as our Chief Administrative Officer. Mr. Echemendia has nearly 20 years of experience in the analysis, strategic planning, acquisition, financing and management of diverse investments. A significant portion of our management team’s experience has been in the Southern California real estate market.

We believe that success in an urban real estate market depends on accumulated qualitative and quantitative market data gained through experience combined with the ability to identify, interpret and capitalize on market changes. We believe our staff of professionals has made us a market leader in this regard. We employ approximately 91 employees, including specialists in land planning, design development and architecture, construction oversight, financial underwriting, real estate law and property management. Our employees have close working relationships with lending institutions, local government officials, community and labor leaders and are active in the real estate financial and brokerage community in Los Angeles and have substantial experience in assembling numerous small land parcels, expediting land development approvals and in project design, construction management and property marketing and management.

Our relationship with our largest tenant, American Apparel, is an example of the successful application of our expertise. In 1998, we identified American Apparel, then a small local maker of custom T-shirts whose goals included paying its garment workers a living wage and keeping its manufacturing local. The company was unable to find landlords willing to take a chance on its business. Because of our experience in urban companies and development, we saw an opportunity, and worked with American Apparel to provide it with approximately 55,000 square feet of space, good electrical distribution, ample parking and other attributes needed for this company to expand its business. In 2005, American Apparel had total sales of approximately $190 million and more than 3,500 employees, according to the company. American Apparel expects its 2006 total sales will be approximately $300 million. Most of American Apparel’s manufacturing operations and most of its distribution facilities are located within our projects. Since 1998, American Apparel has leased an additional 640,000 square feet and generated more than $6.2 million net operating income for our predecessor business.

Our Strategies

Our strategy has three primary components: investment, value creation and operations.

Our Investment Strategy

We invest in commercial projects and residential projects in downtown Los Angeles and other urban areas in California. We seek sub-markets that are:

•	dense urban areas undergoing demographic, structural or economic change;

•	places where a significant portion of the properties and participants are historically of a non-institutional nature;

•	areas where the existing inventory of buildings is predominantly either obsolete or no longer relevant to the changing demographic or economic profile of the surrounding market;

•	localities where we have established strong working relationships with the city planners, community redevelopment agencies and local political organizations; and

•	areas near the existing transportation network, particularly public transportation systems, which allow the properties and tenants to get the maximum benefit from in-place infrastructure.

Our Value Creation Strategies

Aggregate Separate Parcels and Acquire Controlling Locations in Developing Neighborhoods

In our markets, large, contiguous development properties are infrequently for sale and, when available, sell for prices that often reflect the potential value of such properties in fragmented, high-barrier-to-entry urban areas that have substantial demand generators. We seek to acquire or control smaller, separate real estate parcels over time and at a lower cost with a view toward later aggregating those smaller parcels into one large, contiguous property that can accommodate a larger-scale development such as a commercial wholesale market or a mixed-use high-rise building. We are occasionally able to purchase one or two large tracts of land sufficient for the planned redevelopment project within a relatively short time period. Other times, it may take several years to acquire the needed land.

The process we use to aggregate land depends on the specific project, the parties involved and the timing of the acquisition opportunities. Sometimes we directly purchase land through one or more subsidiaries. However, to mitigate our holding costs and to hedge against the possibility we may ultimately be unable to acquire the several parcels needed to form a more valuable contiguous property, we sometimes instead purchase an option contract or a long-term purchase contract that gives us the right to acquire the land at a specific price on or before some future date. In addition, to avoid making the market aware of our pending assemblage of several, proximate parcels, which often causes sellers to raise their asking prices, we may occasionally use third parties to do either of the above. These third parties separately enter into contracts with us requiring them to sell the land to us or to assign the purchase and sale contract or option contract to us. We have historically sometimes used the third-party acquisition structure when we have determined that the incremental cost to purchase discreetly was outweighed by the risk of increases in asking prices or the risk adjacent parcels would be removed from the market entirely.

In neighborhoods that are in the early stages of revitalization, we seek to acquire a controlling parcel. A controlling parcel is one that provides us with a strategic advantage in the neighborhood. For instance, we may seek a key location on a city block that has not yet been redeveloped, such as a parcel at an intersection that experiences heavy traffic and has high visibility. By relatively early renovation of our parcel, we may be able to establish the tone of the block’s subsequent redevelopment and even trigger redevelopment of the remainder of the corridor. We may also acquire a strategically sized or configured parcel in a city block that is instrumental in any material redevelopment of the block, thereby deterring any substantial competing development and creating an incentive for owners of adjacent parcels to sell. This strategy should allow us to create stockholder value by acquiring development sites at attractive prices and then assembling them into large-scale contiguous development opportunities.

Strategy Example

We implemented this strategy with the 2131 Humboldt Street project. This project is a full city block and contains 7.25 acres. The project is adjacent to the U.S. Interstate 5/Golden State Freeway in a well-established distribution market. From 2004 until 2006, we discreetly acquired the entire city block through a series of nine separate land parcel purchases. These parcels contained eight, mostly obsolete, older buildings with a cumulative building size of 280,031 square feet, two buildings of which we have already demolished leaving a total of 112,031 square feet in the remaining buildings. The average age of the buildings was 61 years. The buildings had existing tenants whose rental rates ranged from approximately $5.40 to $10.20 per square foot per annum. We plan to redevelop this site into a modern and efficient 186,104-square foot wholesale market focused on meeting the needs of small tenants being displaced by the rapid residential growth in the core areas of downtown Los Angeles.

Focus on the Property Needs of Specific Industries and Premium Space Users

We seek to achieve rental rate premiums by meeting the property needs of “premium space users” in specific industries. Premium space users are tenants whose critical business functions depend on the location, zoning, tenant improvements or utilities of the leased space and whose needs frequently coincide with urban environments. For example, premium space users may need space with access to recycled water, rail spurs or government-approved zones to conduct their businesses. In contrast, “commodity space users,” which occupy the majority of commercial real estate, are in industries that are relatively indifferent to location or amenities. Their major criteria are minimizing their space cost and maximizing their space flexibility. Examples include most office or industrial tenants, for whom one building is often interchangeable with a competing building located elsewhere.

A number of our tenants are food processing, food distribution and cold storage companies, which are premium space users. Food processing, food distribution and cold storage companies have unique building requirements that often include approvals from local health departments. The ability to understand these needs and provide these users with facilities and services that maximize their operating profits allow a landlord to charge premium rents and minimize leasing risk while building a roster of loyal tenants that may have few other alternatives.

We believe that premium space users are often underserved because their specific needs are not compatible with the predetermined layouts of most real estate projects and because real estate providers must invest significant effort to understand these needs. We will continue to identify premium space user industries in our markets, understand their evolving requirements and build close working relationships with the important constituencies in those industries.

Strategy Examples

Our 3185 Washington Boulevard project is an example of a premium space user property. Aztlan Cold Storage is a successful cold storage operation serving large frozen food distributors and is a tenant of ours in a state-of-the-art, 59,000 square foot cold storage building we own. Aztlan Cold Storage rents this space for $24.00 per square foot per annum, which is a premium of roughly 50.0% over space of similar size in the same location that is not tailored for the cold storage business. Our total cost for the building was approximately $12.2 million.

Our former 2955 Leonis Boulevard project is another example of the economic value created from focusing on premium space users. With our knowledge of the produce distribution and cold storage industry in the Los Angeles area, we commissioned the construction at this site of a single-tenant food industry building with substantial cooler space. We planned for the project to be a leased investment within our portfolio. We purchased the completed building in May 2005 for $3.8 million. However, instead of leasing the building, we sold the building to a prospective tenant in May 2006 for $5.6 million. The nearly $1.3 million profit represents a 31% premium over our total costs of approximately $4.3 million.

Focus on Sub-Markets that are Transitioning from Large to Small Tenants

We acquire, modernize and subdivide large, older single-tenant industrial and mixed-use buildings. In many urban marketplaces, large manufacturers and distributors have relocated their businesses, often vacating such large, older buildings for overseas or suburban locations. Taking their place are small emerging businesses and established companies that are de-centralizing their operations. We are experienced in transforming large, single-tenant buildings into workplaces for many small tenants by re-using a large portion of the existing facility and creatively subdividing the space at a relatively low cost. This approach should allow us to offer competitively-priced space (as compared to rental rates for new buildings) in convenient urban locations, generating attractive yields for our stockholders. In certain of our submarkets, we believe that there is more long-term economic stability with a project with slightly below-market rents that has 30 small tenants with limited credit histories and a waiting list of prospective tenants than with three large corporate tenants with market rents.

Strategy Examples

In 1997, the Rykoff Sexton Company, one of the largest institutional food distributors in the U.S., relocated its corporate headquarters and largest manufacturing and warehousing operation out of downtown Los Angeles. The 1.4 million square foot facility vacated by Rykoff Sexton was a campus of four multi-story buildings built in 1923 and was considered by potential institutional buyers as obsolete and most suitable for demolition. We acquired and modernized, at a total cost of approximately $18.5 million, and re-tenanted the buildings with a range of produce distribution, garment manufacturing, distributors, movie production and local office tenants.

The campus, now known as our Alameda Square project, averages $5.88 per square foot of rents, has a substantial positive cash flow and, net of renovation expenses, the estimated value of the project has increased substantially.

Aggregate Small, Synergistic Tenants

In urban areas, the non-office tenant base contains many small businesses with limited funds available for maintaining inventory and marketing. Grouping similar businesses together creates a marketplace that offers convenience to product buyers and a steadier stream of prospective customers to the businesses. Business-to-business product wholesalers are particularly amenable to this strategy. Additionally, business owners are able to have closer contact with industry trends and reduce inventories through re-selling arrangements with neighboring businesses. These advantages may increase business profits and stability and may justify a rental premium compared to stand-alone locations. As an experienced developer, we can create a wholesale market with good parking and an efficient, attractive layout that is beyond the capacity of a small, individual wholesaler, and we will continue to seek sub-markets where there is an active, but unorganized, critical mass of similar businesses that could benefit from aggregation. We believe this strategy should allow us to generate higher post-redevelopment rental income from our smaller tenants.

Strategy Examples

One of our projects is the Seventh Street Produce Market, which is a produce wholesale terminal market and an example of creating value by congregating small, synergistic tenants. The Seventh Street Produce Market is the second largest produce terminal market in California. Constructed in 1919 by the Southern Pacific Railroad, it was later sold in a bulk portfolio sale to a large institutional investment group. After efforts to convert the facility into a more institution-suitable property did not succeed, it was sold to our predecessor business in 1999 for $15.6 million, and subsequently we invested approximately $10.4 million to renovate the property. Seventh Street Produce Market has approximately 80 small tenants and 122,673 rentable square feet and is immediately adjacent to another produce market. Focusing on the direct operational needs of those 80 tenants, we selectively modernized and expanded the facility and improved internal traffic flow. During the process, we relocated large produce tenants to other produce buildings owned by us, and the space they vacated was leased to a larger number of smaller tenants at much higher rental rates. Because of the number of tenants and the overall volume of buyer activity within this complex, we achieve rental rates that range from $37.00 to $54.00 per square foot per annum, well above market rents for comparable buildings in the area that are single tenant industrial properties.

Focus on Residential Development in Appropriate Locations

Part of our business includes selectively developing residential projects in greater Los Angeles either for sale or lease through redevelopment of existing buildings or development. We plan to locate our residential properties on sites we own near transportation infrastructure and demand generators such as office buildings, retail stores, restaurants, and cultural and sports venues, with consideration given to predicted population and commercial growth patterns within the specific downtown districts. In the last five years, housing unit demand has outpaced supply in the Los Angeles area. Since 2000, the population has increased by 645,000 people in Los Angeles County. Based on 3.04 persons per housing unit (derived from housing and population statistics), this implies an historical demand for approximately 212,000 additional housing units while only 66,000 new housing units have been built. The current estimated downtown residential population is approximately 24,000 and is expected to more than double by 2009. Recent statistics demonstrate that of the newest downtown residents, most are young adults, single, and categorize themselves as professionals. We believe demand for residential units in downtown Los Angles will grow, and our strategy is to capitalize on the growing downtown professional workforce. We believe that our residential projects will offer desirable downtown housing opportunities to young urban professionals and provide us with attractive returns on invested capital. Through our experience and understanding of the downtown economies, we feel we have a competitive advantage and the ability to locate these development or redevelopment projects within or just adjacent to the high-volume areas described above. Our strategy may be particularly effective where we are able penetrate particular residential markets, which may be as discreet as a few city blocks, ahead of our competitors.

Strategy Example

Approximately seven years ago, the City of Los Angeles created zoning and building code allowances on designated land parcels to facilitate adaptive reuse of existing buildings for residential and entertainment uses in downtown. Our Union Lofts project involves the adaptive reuse of a historic former bank building in downtown. We are currently in the construction phase for 92 loft-style units with approximately 11,000 square feet of retail space.

Coordinate Residential and Industrial Development in Shifting Urban Markets

Downtown Los Angeles, with its proximity to some of the busiest ports in the world, has a strong industrial base. However, much of the industrial space within downtown is aging or obsolete and is not properly serving its industrial users. We believe that one of the best long-term investment strategies for downtown Los Angeles includes both residential and industrial development in ways benefiting each sector. Our company’s staff includes experienced executives, planners and other professionals from both the residential and industrial real estate industry sectors. Our breadth across these sectors allows us to identify opportunities not apparent when operating in one sector alone. Demand for downtown residential space is growing, and we own many properties within historically industrial districts that are located in emerging housing sub-markets. We will continue to seek these opportunities. As active developers and operators of industrial/distribution space, we have greater ability to acquire such opportunities quickly and at lower industrial/distribution pricing than competitors who are residential-only developers. At the same time, our strategy also includes the purchase of industrial/distribution properties in areas proximate to downtown but not in emerging residential markets. We seek opportunities to better serve industrial users we displace through residential redevelopment by providing them with more efficient, state-of-the-art facilities in commercial projects of ours near downtown areas that better meet their transportation, employment and other needs. We believe coordinating residential and industrial development in this manner facilitates our land assemblage by reducing industrial users’ opposition to our residential redevelopment, eliminating or reducing inefficient lease termination schedules, allowing us to better time our cash flows and realizing higher rents from industrial/distribution users relocated to more suitable facilities.

Strategy Example

A cold storage business that we own and operate, National Cold Storage, is an example of redeveloping an older industrial site into residential units while developing more modern industrial space in replacement at a new location. National Cold Storage, with its business spanning 85,799 square feet, operates a 76,349 square foot public cold storage/freezer complex located within a larger 110,493 square foot facility on approximately four acres of land originally built during a 20-year period beginning in 1940. The buildings are obsolete and have energy inefficient freezer equipment, and our cold storage business is constrained by the physical plant and lack of expansion space. The property is located in the arts district, an emerging residential neighborhood. Many of the older buildings in this area are in the pre-redevelopment planning stages or have already been converted to residential uses. In early 2005, we purchased the property for approximately $9.3 million, and we are now planning the development of our Center Village project on the site, which we expect will feature 320 mid-rise, residential units and 30,000 square feet of retail space.

We are concurrently developing 3000 E. Washington Blvd., which will be a 293,693 square foot state-of-the-art cold storage/freezer and food processing facility on 11.5 acres of industrial land located immediately south of downtown Los Angeles. We will relocate National Cold Storage into 120,834 square feet of space in this facility, which will be designed to increase the business’ operating and energy efficiency. We anticipate this facility will be available by approximately July 2007. In the interim, while we continue our development and entitlement process for Center Village, we operate National Cold Storage in its current facility, which reduces our land carrying and other project costs. The presence of National Cold Storage has encouraged other similar operators and food processors to begin negotiating for space at this location.

Pursue Opportunities Offered by Governmental Organizations

In the State of California, the state government, regional agencies and local community redevelopment agencies created under the California Community Redevelopment Law control a large amount of surplus property in urban areas and have substantial land use discretion. These organizations often must dispose of their surplus property in a manner that encourages socially responsible development. We believe that such organizations, in addition to owning a large number of development parcels, present some of the more compelling opportunities in California urban areas because of the size or location of the parcels they control or because the acquisition terms for such parcels may be more favorable than typical private seller terms. We believe our management’s advocacy of socially-minded solutions for urban real estate problems gives us a competitive advantage to be selected by these government organizations, thereby creating opportunities to acquire properties at attractive values.

Strategy Example

In April 2003, we acquired a 4.9-acre parcel of surplus land in a high-demand Chinatown location that was no longer critical to the construction of the Metro Gold Line connecting Los Angeles to Pasadena and that had been acquired previously by a governmental construction authority managing the construction. Because the property had existing environmental problems and in light of community interest in specific development plans, the construction authority focused its efforts on selling the property to a developer who could supervise the site remediation while working with community leaders on an appropriate project design. In 2000 we were granted an exclusive right to negotiate, typically the first step in the acquisition process with governmental agencies. During the next several years, we worked with the construction authority to remediate the site, at its expense. Ultimately, the environmental clean-up was completed as was the lengthy sale approval process with the relevant governmental agencies, and we purchased the property at a price that was below the then current market price for similar properties. We have since purchased the adjacent parcel of land and are in the pre-development stage for a 500-unit residential project with 25,000 square feet of retail space. We believe that our reputation and knowledge of the governmental property disposition process enabled us to control and subsequently purchase this attractive property at a favorable price.

Our Operating Strategies

Efficiently Manage the Development and Operation of Our Projects

We employ a mixture of direct management and asset management strategies in the acquisition, development and operation of our properties. Firstly, we keep direct control over critical development functions in which we believe we have the most expertise and that require the most local knowledge, such as identification and acquisition of projects (including feasibility analysis) and land use entitlement.

Secondly, while we occasionally act as general contractor on a project, we generally retain expert third-party general contractors to manage the construction of our projects, and we employ in-house project managers to supervise the construction management process closely. Our portfolio contains a wide variety of projects, including demolition or renovation of older industrial buildings, development of residential town home communities and development of residential and mixed use high-rise buildings. Accordingly, we select third-party general contractors most suitable for the nature of a project. Our experienced in-house project managers then monitor construction progress of our projects to ensure high-quality workmanship and a smooth and timely transition into the leasing and operating phase or to allow effective marketing of our for-sale projects. All of the construction is performed by subcontractors, which allows us to reduce our investment in direct labor costs, equipment and facilities.

Thirdly, once the development or redevelopment of a project is complete, we directly manage its operation and leasing activities in accordance with a strategic business plan we develop for the project, or we retain third-party sales companies in the case of for-sale projects. We seek to increase cash flows from our for-rent projects through cost efficient project operations, in-house employment of project-level employees and leasing strategies designed to capture market rental growth from the renewal of below-market leases or recruitment of tenants that are premium space users or otherwise require a greater range of services, which enables us to charge higher rental rates.

While we will continue to conduct most leasing activities in-house, we will occasionally engage third-party leasing agents to assist us in new leasing of vacant space and to assist us with lease renewals from time to time. We will select leasing agents based on their demonstrated track record, superior tenant relationships and knowledge of the sub-markets in which our projects are located.

Seek Interim Revenues from Properties

The public approval process for certain projects may last two years or longer. During the assemblage or approval process, we may choose to maintain any improvements on the properties, with the ability to terminate leases promptly or relocate tenants when we obtain the final assemblage piece or approvals. We accomplish this goal through a strategy of converting long-term leases to month-to-month leases and seeking additional interim income from the property. In addition, because we have a roster of month-to-month tenants who are willing to relocate at our discretion, we have the operational flexibility to generate interim revenues by relocating tenants from a property commencing redevelopment construction to another that is in the pre-development phase. These additional cash flows reduce land carry costs and facilitate our land assemblage strategy. We make investment decisions regarding property assemblages based in part on a property’s ability to generate interim revenues.

Interim uses include unconventional sources such as temporarily licensing space in a property to film and television industry companies for on-location filming and conventional sources such as operating a property as a parking facility. We entered into more than 65 location filming agreements in 2005, and our projects have been used to film scenes in movies such as Mission Impossible III and The Fast and The Furious, for television shows such as Fear Factor and in several commercials and television pilots.

Sell or Recapitalize our Projects to Realize Value

Subject to appropriate tax planning to defer recognizing taxable gain, we expect to dispose of or recapitalize many of our projects from time to time once they reach what we believe to be their maximum near-term value and redeploy some or all of our equity and profits into other real estate investments that we believe have a greater long-term potential for economic appreciation. We do not intend to aggregate and hold substantially all of our projects after redevelopment and stabilization. We believe that we will maximize our risk-adjusted returns with a policy of selling some of our completed projects to realize capital appreciation and reinvesting some or all of the net proceeds in new redevelopment projects, rather than redeveloping and retaining a project to realize increased rents over a long period.

Selectively Invest in Other Assets

While we currently have no plans to do so, we may also invest from time to time in properties, mortgages, mezzanine or other debt instruments or in equity in property-owning entities that do not meet the criteria above. For example, we may pursue investment opportunities in properties in other urban markets outside of the State of California. We have no policy establishing limits on the amount we may invest in these types of assets, and our certificate of incorporation and bylaws do not set investment limits with respect to such assets. At its discretion, our Board of Directors will pursue these opportunities if it believes that such investments will provide risk-adjusted returns similar to or in excess of the returns we anticipate from our primary strategies. In the future, our Board of Directors may establish policies with respect to these investments.

We have no policy with respect to the types or amounts of interests or securities of property-owning entities in which we may invest. We expect that investments we make in the interests or securities of property-owning entities would most likely be in issuers that own property or conduct real estate activities consistent with our current business. However, because we have no specific policy with respect to such investments, we may invest in property-owning entities that own any type of real estate or are engaged in any type of real estate activity. In making these investment decisions, we have not identified specific criteria that an investment must meet before a decision to invest is made. More specifically, issuers in which we may invest do not need to be operational for a minimum period, meet certain net income thresholds or be listed on a national securities exchange. In the future, our Board of Directors may establish policies with respect to these investments.

Our Underwriting Process

In considering whether to acquire an available property, we first examine the property’s current use and market value based on historical income from operations, revenue and expense trends and likely future profitability within its current use.

We then undertake an extensive due diligence review that may include evaluating title, property appraisals, environmental, engineering and other customary third-party reports, the operating history, physical condition and age of the property, its technological adaptability and its regulatory compliance. We analyze current demand generators and the property’s competitive position within its location, which includes a financial analysis and considers factors such as the property’s proximity to major transportation arteries and public transportation and the barriers to entry in its market. As applicable, we review the property’s current tenants and leases, including lease duration, rights to renew or terminate, landlord property maintenance obligations and whether rents are above or below market.

Because we are foremost a redeveloper and focus on creating value through converting real estate to different uses, we critically examine possible future uses and values of the property. Key factors in our investment decision include:

•	compatibility of the future use with the general plan, zoning and planning laws, regulations and policies of the municipality or other applicable governmental agency, including current zoning and other government entitlements for the property and/or compatibility with anticipated land use trends or initiatives;

•	an estimate of our ability and the time needed to obtain any necessary land use entitlement;

•	applicable building restrictions and covenants binding the property;

•	local political support or opposition to the proposed development or redevelopment;

•	the ability to use the property to finance its or other properties’ development or redevelopment;

•	for properties with a single, large tenant, the possibility of modifying the space to accommodate several, smaller tenants;

•	whether our portfolio includes or we control parcels adjacent to the target property;

•	needs of any current tenants during and after a redevelopment project, including whether we have the ability to relocate current tenants to other projects in our portfolio;

•	the profile and availability of anticipated future tenants or purchasers;

•	prevailing trends in the Los Angeles downtown district or other market where the property exists, including ongoing or proposed redevelopment projects and expected shifts in demographics and demand generators; and

•	the financial value of a possible development or redevelopment based on our target minimum rates of return for a commercial or residential project, as applicable.

Our disposition of a property will be primarily decided when our underwriting process reveals an alternative opportunity that would offer stockholders a significant yield increase compared with the near-term yield of the current asset. A further analysis is involved with our residential properties. Our strategy for the development of multi-family residential properties involves complying with the typically more stringent entitlement requirements for developing for-sale units, regardless of whether the property is eventually marketed as for-rent or for-sale units. While this requires additional effort, time and a modest investment, we believe that this additional entitlement adds significant potential value to a future buyer. When we decide to divest a residential project, we will determine the highest value to the stockholders based on the aggregate net present value (with appropriate discount rates to account for relative risks). We believe that these marketing alternatives permit us to more effectively maximize sales proceeds for our stockholders.

Competitive Strengths

We believe we distinguish ourselves from, and have certain competitive advantages over other real estate companies and other participants in our specific industry segment, including those identified below.

We are a fully-integrated real estate company

We are a fully-integrated real estate company with a sophisticated infrastructure, including acquisition, architectural design, professional engineering, land planning, legal, construction oversight, property management and leasing and tenant services resources all within our organization. Our industry segment, however, is highly fragmented, and, based on our business experience, we believe that many of the owners, sellers, tenants and other participants in our industry segment and target markets are non-institutional, lack our capabilities and rely on outside consultants and third-party managers. Our ability to respond immediately and directly to sellers, lenders, tenants and governmental officials, in professionally specific detail, allows us to maximize a potential economic opportunity or to minimize a potential economic risk. Additionally, we believe that our in-house capabilities promote confidence with potential property sellers and property users as compared with our more limited-capability competitors. Based on our management’s experience, we believe that operating a fully-integrated business with common management and objectives that will benefit our stockholders by allowing us to conduct larger and more sophisticated development and redevelopment projects where our extensive capabilities are acknowledged and understood by sellers, governmental regulatory agencies, lenders and other transaction parties in comparison to our competitors that have limited or single discipline, in-house resources.

We believe we will be one of a few well-capitalized companies pursuing urban in-fill projects in our markets

Based on our management’s business experience and familiarity with other real estate developers in Los Angeles, we believe we will be one of a few well-capitalized companies pursuing Smart-Growth projects in our markets. Immediately after the completion of this offering and our formation transactions, our debt-to-total-assets ratio will be only approximately 19.0%. Based on our current leverage policies, we should have sufficient capacity to complete the development and redevelopment of our projects. We believe that our solid financial foundation will allow us to pursue more capital-intensive redevelopment projects that potentially yield greater stockholder returns than would be possible for companies with weaker balance sheets.

We will be one of the few publicly-traded companies primarily focused on redevelopment in re-emerging urban areas

Our business plan is distinctive among publicly-traded companies, and we believe we will be one of the few such companies primarily focused on development and redevelopment of real estate in re-emerging urban areas. Many public real estate companies focus on properties with stable occupancies at market rents, also known as “core” properties, or on properties with stable occupancies that have below-market rents that may benefit from more efficient management or minor renovation but that do not need significant capital improvements, also known as “core plus” properties. In contrast, we focus on urban infill redevelopment and development and on re-positioning real estate, also known as “adaptive re-use.” We look for properties that have alternate, more profitable uses than their current uses. Such properties may have substantial vacancies, unstable occupancies or require major renovations to convert to different uses. We believe that our business, which requires local and other special knowledge to identify and achieve viable uses for urban property, presents higher potential risk adjusted returns than the returns that might be derived from focusing on increasing the spread between yields generated by core properties over the costs of financing those properties, which is driven by reducing energy and tenant service costs, avoiding unnecessary expenditures and other efforts to maximize the efficiency of property management. Furthermore, we believe we can earn higher risk-adjusted returns through the re-development of re-emerging urban markets than on the initial development in emerging suburban markets.

Our senior management has extensive real estate experience and relationships in the greater Los Angeles area

Our senior management has extensive real estate investment and development experience and relationships in urban real estate markets, particularly in the greater Los Angeles area. Our management has been actively involved in the investment, development, redevelopment and management of industrial and commercial real estate properties for an average of approximately 23 years. Through these activities, our management has developed a network of contacts among the tenants, property owners, government agencies, brokers, community lenders, institutional investors, third-party service providers and design-build contractors who participate in our market. Our senior management understands the government entitlement process involved in urban infill development and is familiar with trends in evolving Los Angeles neighborhoods. We expect our contacts and knowledge will provide us with significant investment opportunities and an enhanced ability to pursue urban redevelopment successfully. We believe that this is an advantage over investors that lack our local relationships and market knowledge.

Our primary geographic focus is on one of the most attractive real estate markets in the United States

We believe our primary focus on greater Los Angeles, one of the most attractive and largest urban real estate markets and dynamic economies in the United States, is an advantage over real estate companies with a broader geographic focus and over real estate companies focused on smaller or less attractive real estate markets.

We believe that greater Los Angeles and nearby areas will continue to present us with numerous opportunities for acquiring projects that meet our investment criteria and for realizing value from redevelopment projects.

We believe that we own the largest non-government real estate portfolio in downtown Los Angeles

We believe that we own the largest non-government real estate portfolio, by acreage, in downtown Los Angeles and that there is inherent value in our portfolio because of its unique size, diversity and location. Our portfolio, including those projects that we will have a right to acquire, was assembled over a period of many years from more than 140 smaller parcels in high-barrier-to-entry locations after an extensive evaluation and entitlement process, including location analysis, community assessment and profit evaluation. In many cases, our acquisitions followed protracted negotiations or lengthy contract periods. It would be difficult for another real estate company to assemble today a property portfolio in downtown Los Angeles similar to ours. While some of our projects are unoccupied, many are leased, and our tenants are diverse and from a variety of industries. We expect that these existing tenants will provide cash flows to help fund our working capital needs, while the character and locations of our projects, once developed, will provide substantial capital appreciation.

Organizing our company as a taxable corporation rather than a REIT gives us greater flexibility than we would have as a REIT

As a taxable corporation, we have greater operating flexibility than that of our competitors that are organized as REITs. For example, REITs incur a 100% tax on the net income derived from sales of property they hold primarily for sale to customers in the ordinary course of a trade or business. As a taxable corporation, we are able to develop and sell residential and commercial units and capitalize on increases in the value of redeveloped commercial projects through a sale without incurring the 100% tax, although we will be subject to regular corporate tax. In addition, unlike REITs, which are subject to mandatory distribution requirements, we will be able to retain our after-tax profits for acquisitions and development, and thus are less dependent on the capital markets for our continued growth. However, we will operate our business and make our investments through an operating partnership and will therefore have the same ability that a REIT structured as an UPREIT has to acquire assets by issuing common units of our operating partnership as consideration. This structure may allow property owners from whom we acquire properties to defer recognizing taxable gain until we dispose of those properties and may make our acquisition offers more attractive than competitive offers that would cause a property owner to realize immediate taxable gain. Because we are a domestic taxable corporation, our dividends will be subject to maximum federal tax rate of 15.0% for U.S. individuals who satisfy certain requirements.

Our Market

Unless otherwise stated, the following information was compiled from market reports publicly available and published by the Los Angeles Downtown Center Business Improvement District, the Los Angeles County Economic Development Corporation, CB Richard Ellis, Marcus & Millichap, the United States Census Bureau, the State of California Department of Finance, the State of California Employment Development Department, Central City East Association Business Improvement District, LA Fashion District Business Improvement District the International Monetary Fund World Economic Outlook Database, the Los Angeles Downtown News, the Department of Commerce Bureau of Economic Analysis and the United States Department of Housing and Urban Development.

Market Overview

The Los Angeles area is one of the country’s largest metropolitan areas and one of the world’s leading economies. This five-county area posted a 2005 gross domestic product of $754.8 billion, which ranked it 15th largest among the world’s countries ranked by economic size. This 2005 gross domestic product grew by 7.4% over 2004 levels and has grown at a 6.0% compounded annual growth rate during the last five years, compared to a national average of 4.9%.

The five-county region’s total population climbed above 18.0 million in 2005, which is a greater population than each state in the United States other than the rest of California, Texas and New York. The 2005 population grew by 257,000 residents, or 1.5% over 2004 levels, and represented 9.3% of the country’s total population growth in 2005, though the area only represents 6.1% of the total U.S. population. As of September 2006, the Los Angeles area had 8.2 million employed workers and a 4.5% unemployment rate.

A significant portion of the Los Angeles area economy can be traced to Los Angeles County, which ranked as the 17th largest economy in the world in 2005, just behind the Netherlands. Los Angeles County’s gross product in 2005 was $424.1 billion, an increase of more than 6.7% from 2004 and has grown at a 5.5% compounded annual growth rate during the last five years.

Los Angeles County had a population of 10.2 million people as of 2005, which would make it the eighth largest state in the nation, just behind Ohio. The 2005 population grew by 0.9% over 2004 levels and has grown at a 1.3% compounded annual growth rate over the last five years. As of September 2006, Los Angeles County had 4.6 million employed workers and a 4.8% unemployment rate.

The Los Angeles County area economy benefits from its modern infrastructure, which features two ports, six airports and comprehensive freight and mass transit systems. In 2005, ports in Los Angeles and Long Beach and major airports accounted for $293.9 billion in imports and exports. These ports combined were number one in the nation in both cargo tonnage and containers handled in 2005 and number five in the world. In addition, Los Angeles County is the largest manufacturing center in the United States generating more than 470,000 jobs for workers in 2005, which is nearly equivalent to the population of the City of Atlanta.

The City of Los Angeles is the nation’s second most populous city with approximately 4.0 million people. As of September 2006, the City of Los Angeles had 1.8 million employed workers and a 5.4% unemployment rate. Downtown Los Angeles is at the center of the City of Los Angeles and is the center of the highway, mass transit, rail and other infrastructure systems in the Los Angeles area. For example, downtown Los Angeles is the closest major rail hub to the port of Los Angeles and presents a natural distribution center for wholesale businesses to process their cargo. As a result of its centralized location, downtown Los Angeles is home to approximately 13,000 businesses as of January 2005, which represents an increase of 25% from 1991 levels. More than 450,000 public and private jobs are provided by these downtown businesses or government establishments, which is roughly equal to the population of the City of Sacramento.

The Los Angeles area industrial market is the largest such market in the United States. The Los Angeles County industrial market consists of approximately 922.4 million square feet and was only 1.3% vacant, as of the third quarter of 2006. For the same period, the Los Angeles downtown/central industrial submarket, which consists of approximately 130.0 million square feet, was only 0.3% vacant. The Los Angeles area office market is the fifth largest such market in the United States. Los Angeles County consists of approximately 178.9 million square feet and was 9.2% vacant, as of the third quarter of 2006. For the same period, the downtown Los Angeles office submarket, which consists of approximately 31.0 million square feet, was 13.6% vacant.

In the past decade, the City of Los Angeles has worked to revitalize downtown with more social amenities and residential development, including by creating special zoning allowances for specific areas. Since 1999, this revitalization has included the construction of the Staples Center, the Walt Disney Concert Hall and the Cathedral of Our Lady of the Angels. Approximately $11.8 billion has been invested or is in the process of being invested in connection with this revitalization during the last five and one-half years.

Downtown Los Angeles is currently in the process of transitioning from a daytime employment center to a 24-hour business, entertainment, social and dining home for a growing number of downtown residents. The current estimated downtown population is approximately 24,000 and is expected to more than double by 2009. According to a survey of all downtown “market rate” for-rent units by the Downtown Center Business Improvement District in August 2006, the downtown for-rent unit market was 10.4% vacant. One quarter of the total downtown for-rent unit supply is still in the initial lease up phase as many new for-rent units have been delivered since 2005. Units constructed and opened before 2005 were just 4.3% vacant in August 2006.

Downtown Districts

Downtown Los Angeles is a collection of small areas or districts that are popularly characterized by the predominant land use, the wholesale or retail merchandise available in the area or the ethnic culture present in the area. Downtown districts include: Chinatown, Bunker Hill/financial district, civic center/government area, Little Tokyo, arts district, toy district, old bank district/historic core, jewelry district, South Park/entertainment district, fashion district, electronics district, industrial district, wholesale produce district and the wholesale seafood district.

The downtown Los Angeles fashion district is home to the largest collection of fashion-related businesses in the western United States. Los Angeles is known for its design of women’s, junior’s, contemporary and urban clothing. The Los Angeles fashion district spans 92 blocks in downtown Los Angeles, is home to more than 2,500 wholesalers and attracts 1.5 million retail and wholesale shoppers annually. Last year, the fashion district accounted for more than $8.0 billion in sales.

The corner of Ninth and Los Angeles streets in downtown Los Angeles is home to the California Market Center, New Mart, the Gerry Building and the Cooper Design Space, which collectively house 1,200 showrooms and represent 4,500 lines that are highlighted in five market weeks yearly. One of our wholesale projects occupies an entire block at a central location just three blocks east of Ninth and Los Angeles streets.

In addition, real estate and local business owners in these downtown districts have formed eight business improvement districts, or BIDs, to promote their areas. Downtown BIDs are focused on the downtown industrial district, toy district, fashion district, Little Tokyo, South Park, historic business downtown and Chinatown areas. The largest such group, which focuses on a 65-block area of downtown encompassing the Bunker Hill/financial district, is the Downtown Center Business Improvement District. The majority of the class A office buildings, hotels and large retail centers are located in this BID. Four of the company’s residential projects are located in this BID.

Another BID, the Downtown Industrial BID, promotes the interests of the wholesale food distribution and storage businesses and the light manufacturing industry within its boundaries. This area is the central distribution node for fresh produce and seafood for the greater Los Angeles area. Wholesale markets, distribution and cold storage facilities and other food related services are the major employers in the district. The district houses the Los Angeles Wholesale Produce Market, which is the second largest produce market in the country and generates annual revenues of approximately $2.0 billion. Three of our food industry projects are adjacent to the Los Angeles Wholesale Produce Market.

Los Angeles Industrial and Office Submarkets

The combination of the high-volume Los Angeles area ports, Los Angeles County’s strong manufacturing sector and the many companies in downtown Los Angeles that manufacture and distribute such diverse items as apparel, food, jewelry and toys has driven demand for downtown industrial space. For the third quarter of 2006, the Los Angeles area industrial market, which is the largest such market in the United States and consists of 922.4 million square feet, was 1.3% vacant and the Los Angeles downtown/central industrial submarket, which consists of 130.0 million square feet, was 0.3% vacant.

For the third quarter of 2006, the Los Angeles County office market, which is the fifth largest such market in the United States and consists of 178.9 million square feet, was 9.2% vacant. The downtown Los Angeles office submarket, which consists of 31.0 million square feet, was 13.6% vacant. The occupants of downtown Los Angeles office buildings and the general employment base of downtown Los Angeles are a source of demand for downtown Los Angeles residential projects as they seek to reduce or eliminate commute times.

Downtown Los Angeles Residential Market – For-Rent and For-Sale Units

Beginning in 1999, the City of Los Angeles adopted an adaptive re-use ordinance for downtown Los Angeles to facilitate the conversion of older, economically distressed buildings and to encourage mixed commercial and residential uses. The “adaptive re-use” ordinance was the catalyst for increased activity in the downtown residential market. According to a survey of all downtown residential buildings by the Downtown Center Business Improvement District in August 2006, the number of residential for-sale units increased from 897 in 1999 to more than 2,800 as of June 30, 2006. The number of “market rate” for-rent unit units increased from 2,600 in 1999 to 7,080 as of June 30, 2006. The downtown residential market thus has a high percentage of newer residential buildings, with approximately 62% of all for-rent units and 68% of all for-sale units delivered since 1999. This growth in the residential supply in downtown Los Angeles was accomplished as a result of the investment of more than approximately $400.0 million and $1.0 billion in project costs for these newer for-sale units and for-rent units, respectively.

Recent statistics indicate that approximately 87.4% of the 1,910 residential for-sale units delivered since 1999 have been sold, with only 241 units left unsold. An additional 1,737 residential for-sale units are expected to be delivered during the remainder of 2006 with 771 of these units or approximately 44% pre-sold.

Despite the recent growth in residential unit supply, prices for new residential for-sale units, which can be either loft conversions or new construction, have continued to rise. In 2004, the median sale value was approximately $485,000 per unit, or $423 per square foot. In 2005, the median sale value was approximately $625,000 per unit, or $538 per square foot. As of the second quarter of 2006, the median sale value was approximately $784,000 per unit, or $607 per square foot.

As of August 2006 and according to a Downtown Center Business Improvement District survey, the “market rate” for-rent unit market was 10.4% vacant. One quarter of the approximately 7,080 total units in “market rate” for-rent units downtown were still in the initial lease-up phase, as they were delivered beginning in 2005 and were 28.5% vacant. Units constructed and opened before 2005 were just 4.3% vacant. During the remainder of 2006 and 2007, approximately 970 and 2,190 for-rent units, respectively, are expected to be delivered that are either under construction or in the entitlement phase.

As of September 2006, the Los Angeles County for-rent unit market had a vacancy rate of 3.0%, down from 3.3% in September 2005. Compared to a year ago, the vacancy rate for Class A for-rent units fell from 4.4% to 3.9% and vacancy for Class B or C for-rent units fell from 2.8% to 2.7%. Rents for Class A and Class B or C for-rent units increased respectively, 5.9% and 5.1% from the same period last year. The overall downtown Los Angeles for-rent unit market closely tracked that of the Los Angeles County market. The vacancy rate as of September 2006 was also 3.0%, compared to 3.3% in the same period last year. Rents in downtown Los Angeles averaged an increase of 5.5% from the year before.

The downtown residential market is an emerging segment of the overall housing market in Los Angeles. In 2003, Los Angeles County had a housing base of approximately 3.3 million homes and for-rent units. This represented 3.04 persons per housing unit. Renters represented 51.4% of the occupied housing supply and homeowners represented 48.6% of the occupied housing supply. The vacancy rate of all for-rent units in Los Angeles County was 5.2%.

During a five-year period through 2005, Los Angeles County’s population grew by 129,000 people per year on average. Based on 3.04 persons per housing unit, this implies an average historical demand for 42,500 additional housing units per year. As a result of limited available developable land in Los Angeles County except in the outskirts of the county, the housing supply grew on average by only 13,200 units per year during those five years. This implies an unsatisfied historical demand for more than 29,000 housing units per year in Los Angeles County during that time.

In 2003, the City of Los Angeles had a housing base of approximately 1.4 million homes and for-rent units. This represented 2.91 persons per housing unit. Renters represented a larger 59.6% of the occupied housing supply and homeowners represented 40.4% of the occupied housing supply. The vacancy rate of all for-rent units in the City of Los Angeles was 3.9%. Relative to Los Angeles County, the City of Los Angeles had both a smaller percentage base of homes and a greater occupancy rate of for-rent units. Assuming the ratio of the City of Los Angeles’ population to that of Los Angeles County, the unsatisfied historical demand for housing units per year in the City of Los Angeles has averaged approximately 11,000 housing units per year during the last five years. We believe that the downtown residential market is one of the few remaining available sources of supply to satisfy future demand for residential units that has historically gone unsatisfied because of the overall supply constraints in Los Angeles County.

Our Projects

In connection with this offering and our other formation transactions, in exchange for an estimated total of an estimated 39,946,154 shares of our common stock, we will acquire entities that own, or that are party to pending purchase and sale agreements, build-to-suit contracts and options to purchase in respect, of 34 development and redevelopment projects and 19 projects that have been developed. We are a party to six pending purchase and sale agreements (Pomona Village and Pomona Retail are subject to one pending purchase and sale agreement), seven build-to-suit contracts and four options to purchase. We will use $64.5 million of the proceeds from this offering to acquire 12 of these projects. Following this offering, we plan to obtain financing secured by our existing projects to acquire the remaining five projects. We can provide no assurances that we will be able to obtain this financing on favorable terms, or at all. If we are not able to obtain sufficient financing to acquire these projects, we will not be able to acquire them and may breach the terms of the existing purchase and sale agreements, build-to-suit contracts and options to purchase. The aggregate purchase price under the agreements, contracts and options we will indirectly assume is approximately $117.2 million in cash, net of deposits made (and subject to adjustment with respect to build-to-suit contracts, the price of which is based on actual construction costs).

The following tables provide information about the projects in which we will have an interest, assuming consummation of our formation transactions. Except as indicated below, all of the projects are located in or near downtown Los Angeles.

The majority of our projects are in various stages of development and redevelopment and a portion of our projects are completed, as indicated in the tables below. With respect to projects that are not completed, the information under the heading “Redevelopment Plan” represents our current redevelopment plan for the project based on the factors we discuss above under “Our Business and Projects — Our Underwriting Process”. Similarly, the periods and amounts under the headings “Estimated Redevelopment Plan” and “Estimated Redevelpoment Costs” represent our current estimate of when we will commence construction of the proposed redevelopment and the period and per-square-foot amounts needed to complete the structural shell, core and tenant or owner improvements, as applicable. The actual redevelopment plan and the actual commencement, completion and costs of construction may vary based on market conditions, government entitlements, changes in demand generators, proximate development, supply and service expenses and other factors. We can provide no assurance that any proposed development or redevelopment will occur as described below or on a timeframe or at costs consistent with our estimates. Please refer to “Risk Factors,” including “— Risks Related to Our Business and Our Projects — Our Future Development Plans”.

Beginning approximately two months before our estimated commencement of construction with respect to a redevelopment project, we plan to begin terminating in-place leases, whether month-to-month or otherwise, and finalize discussions with tenants about relocating to another of our projects. Prior to these lease terminations, we plan to discuss with tenants the redevelopment plans, and the steps needed to modify existing leases to month-to-month leases and relocation possibilities in anticipation of the redevelopment and related construction.

As disclosed in the footnotes below, some of our projects are subject to build-to-suit contracts. Our custom and practice is to enter into these contracts on a project-by-project basis with Dynamic Builders. Typically, we identify a project for development or redevelopment and Dynamic Builders acquires the project and constructs the improvements according to our specifications. The final purchase price of each project subject to a build-to-suit agreement is based on construction costs and may be adjusted accordingly.

In the ordinary course of our business, we continually evaluate properties for possible acquisition. These properties are not identified in the following tables. We can make no assurance that any such additional acquisitions will be completed, or, if completed, what the terms or timing of the acquisitions will be. None of these potential acquisitions are “probable” and the consummation of each is subject to a variety of factors including: (i) the willingness of the current property owner to proceed with a transaction prior to the execution and negotiation of a mutually acceptable binding definitive purchase agreement; (ii) our completion of satisfactory due diligence; (iii) the negotiation and execution of a mutually acceptable binding definitive purchase agreement; and (iv) the satisfaction of closing conditions, including the receipt of third-party consents and approvals, if any.

Food Industry Projects

Project	Number of Acres (1)	Current Square Footage	Current Use	Redevelopment Plan	Estimated Redevelopment Schedule	Estimated Redevelopment Cost (2)

788 S. Alameda	2.25	34,064	Small-tenant produce industry space with coolers	Complete	N/A	N/A

Washington Cold Storage	2.50	59,000	Single-tenant cold storage facility	Complete	N/A	N/A

Washington Produce Market (3)	2.75	33,860	Small-tenant produce industry with coolers	Complete	N/A	N/A

500 Mateo Street	0.75	12,948	Single-tenant produce industry space with coolers	Complete	N/A	N/A

American Fish (4)	0.75	29,213	Seafood processing plant	Complete	N/A	N/A

Seventh Street Produce Market	11.75	122,673	Wholesale produce distribution space and a 194-car garage	Complete	N/A	N/A

3000 E. Washington Blvd. (5)	11.50	303,883	Redevelopment underway	293,693 square foot large tenant cooler/freezer and food processing space	Commenced 11-month construction period in 2006	(5)

Ceres Street Produce Market	0.25	N/A	Vacant land	14,400 square foot small tenant produce distribution center	Commenced 5-month construction period in 2006	$125–$145

Barstow Produce Center (6)	75.00	176,750	Cross-dock trucking terminal	Renovate and expand existing space and develop 404,750 square foot cooler space	Commence 35-month construction period in 2007	$115–$135

Subtotal	107.50	772,391 (7)		1,004,601 square feet (8)

(1)	Rounded to the nearest quarter acre.
(2)	Estimated redevelopment cost per square foot. All estimated redevelopment costs include an additional amount to cover possible overrun contingencies.
(3)	This project is currently owned and under redevelopment by a third party in accordance with a build-to-suit contract with us. Following this offering, we intend to acquire the project for approximately $7.9 million net of our deposits made using a portion of the proceeds from this offering. The final purchase price is based on construction costs and may be adjusted accordingly.
(4)	We currently lease this project but intend to acquire it under an option to purchase for approximately $4.7 million using a portion of the proceeds from this offering. The option to purchase this project expires on June 1, 2009.
(5)	This project is currently owned and under redevelopment by a third party in accordance with a build-to-suit contract with us. We intend to acquire the project for approximately $67.3 million, or $229.15 per square foot, net of deposits. We are obligated to repurchase this project five days after the seller has obtained a certificate of occupancy for the completed project. The final purchase price is based on construction costs and may be adjusted accordingly.
(6)	Located in Barstow, California.
(7)	Includes square footage that is not available or offered for lease because of redevelopment or repositioning of projects. Current rentable square footage is substantially less.
(8)	Square footage total is the sum of estimated redeveloped square footage of each project plus the square footage of each completed project.

Wholesale Projects

Project	Number of Acres (1)	Current Square Footage	Current Use	Redevelopment Plan	Estimated Redevelopment Schedule	Estimated Redevelopment Cost (2)
1000 E. Cesar Chavez	1.75	55,000	Single-tenant industrial and distribution space	Complete	N/A	N/A

Wall Street Market (3)	1.50	23,400	Single-tenant wholesale space	23,400 square feet of multi-tenant wholesale space	Commence 9-month construction period in 2007	(3)

Meruelo Wall Street	2.00	88,995 (wholesale) 9,250 (office)	Wholesale and office space	Reposition existing building	Commence 6-month construction period in 2007	$1–$2

620 Gladys Avenue (4)	2.50	77,225	Multi-tenant wholesale distribution space	65,000 square foot small tenant wholesale distribution center	Commence 12-month construction period in 2007	$130–$145

Alameda Square (5)	22.75	1,297,215	Industrial, distribution and office space	Modernize vacant space	Commence 9-month construction period in 2007	$4–$5

1919 Vineburn Avenue	5.75	122,345	Single-tenant industrial and distribution space	Subdivide and modernize existing building	Commence 2-month construction period in 2007	$3–$4

2131 Humboldt Street	7.25	112,031	Industrial and distribution space	186,104 square feet of multi-tenant wholesale space	Commence 10-month construction period in 2007	$115–$125

1500 Griffith Avenue	2.00	50,606	Distribution space	Subdivide and modernize existing building	Commence 4-month construction period in 2008	$14–$16

4th Street Center	1.25	26,136	Single-tenant industrial and distribution space	23,400 square feet of multi-tenant space for small wholesale tenants	Commence 8-month construction period in 2008	$125–$145

Subtotal	46.75	1,862,203(6)		1,921,315 square feet (7)

(1)	Rounded to the nearest quarter acre.
(2)	Estimated redevelopment cost per square foot. All estimated redevelopment costs include an additional amount to cover possible overrun contingencies.
(3)	We lease two parcels of this project that have two buildings containing approximately 23,400 square feet. One lease has a 10-year term expiring on July 1, 2015 (including all renewal periods). The second lease has a 30-year term and will expire on February 28, 2037 (including all renewal periods). Each lease includes a right of first refusal exercisable by us to purchase the applicable leased parcel. The remaining three parcels are vacant land currently owned and under redevelopment by a third party in accordance with a build-to-suit contract with us. We intend to acquire the build-to-suit part of the project for approximately $9.5 million, or $405.98 per square foot, net of deposits made. We are obligated to repurchase the build-to-suit part of the project five days after the seller has obtained a certificate of occupancy for the completed project. The final purchase price is based on construction costs and may be adjusted accordingly.
(4)	We do not currently own this project but we intend to acquire the project for approximately $9.1 million net of deposits made using a portion of the proceeds from this offering. We expect to close on this project during the first quarter of 2007.
(5)	There is an eminent domain proceeding by the Los Angeles County Metropolitan Transportation Authority against a non-contiguous portion of this project located at 1339 E. 7th Street.
(6)	Includes square footage that is not available or offered for lease because of redevelopment or repositioning of projects. Current rentable square footage is substantially less.
(7)	Square footage total is the sum of estimated redeveloped square footage of each project.

Small Tenant Projects

Project	Number of Acres (1)	Current Square Footage	Current Use	Redevelopment Plan	Estimated Redevelopment Schedule	Estimated Redevelopment Cost (2)
Crown Commerce Center (3)	7.50	290,671	Multi-tenant industrial space	Complete	N/A	N/A

905 E. 8th Street (4)	1.25	31,600	Multi-tenant industrial space	Complete	N/A	N/A

Washington at Central Retail	0.25	5,497	Small tenant retail space	Complete	N/A	N/A

3rd & Omar Street	0.50	18,645	Multi-tenant industrial and distribution space	Complete	N/A	N/A

Southern California Institute of Architecture	2.50	81,741	Architectural graduate school	Complete	N/A	N/A

1828 Oak Street (5)	0.75	78,500	Retail and education building	Complete	N/A	N/A

5707 S. Alameda	2.00	55,729	Single-tenant industrial space	Complete	N/A	N/A

1211 E. Washington Blvd.	2.00	109,000	Manufacturing space	Complete	N/A	N/A

1800 E. Washington Blvd.	3.75	112,358	Industrial space	Complete	N/A	N/A

Overland Terminal (6)	3.50	370,800	Multi-tenant industrial, distribution and produce space	Complete	N/A	N/A

230 W. Ave. 26th	1.75	67,800	Industrial and distribution space	Complete	N/A	N/A

Santa Fe Plaza (7)	1.25	5,000	Redevelopment underway	15,000 square foot of multi-tenant retail space	Commenced 9-month construction period in 2006	(7)

Desmond Building	0.50	78,500	Multi-tenant wholesale distribution space	78,500 square foot of small tenant wholesale space	Commence 7-month construction period in 2007	$27–$30

Musica Latina Building	0.50	26,744	Meeting hall space	Renovate existing building	Commence 7-month construction period in 2007	$140–$155

801 E. 7th Street (8)	1.50	136,070	Single-tenant distribution space	136,070 square foot multi-tenant manufacturing and distribution facility	Commence 8-month construction period in 2007	$5–$6

Camfield Retail Center (9)	4.00	N/A	Vacant land	55,997 square foot retail and restaurant space	Commence 10-month construction period in 2007	(9)

Gold’s Gym & Storage (10)	2.00	N/A	Vacant land	30,000 square foot Gold’s Gym and a 44,000 square foot mini-storage facility	Commence 9-month construction period in 2007	(10)

Pomona Retail (11)	10.00	161,379	Industrial and office space	125,000 square feet of retail space	Commence 15-month construction period in 2008	$215–$250

Subtotal	45.50	1,630,034 (12)		1,733,652 square feet (13)

(1)	Rounded to the nearest quarter acre.
(2)	Estimated redevelopment cost per square foot. All estimated redevelopment costs include an additional amount to cover possible overrun contingencies.
(3)	We currently own 7.0 acres included in this project and have the remaining 0.5 acre under contract and expect to close in January 2007. We have a contract to purchase the parcel for approximately $1.8 million. We intend to fund the acquisition using a portion of the proceeds from this offering.
(4)	We currently own 1.0 acre included in this project and lease the remaining 0.15 acre but intend to acquire it under an option to purchase for approximately $0.7 million using a portion of the proceeds from this offering. The lease has a 10-year term and will expire on June 14, 2014 (including all renewal periods). Our option to purchase these acres expires on July 14, 2007.
(5)	We currently lease this project but intend to acquire it under an option to purchase for approximately $4.2 million using a portion of the proceeds from this offering. The lease has a term of 10 years (including all renewal periods). Our option to purchase this project expires on January 1, 2007.
(6)	An entity owned by the parents of Richard Meruelo, our Chief Executive Officer and Chairman of our Board of Directors, has a contract to buy the project. Its right to buy the project was challenged by the seller, but following a trial in September 2006, the court ruled that the entity owned by the parents of Mr. Meruelo, as buyer, has a valid right to buy the property. We have agreed to acquire this property at cost from the entity owned by the parents of Mr. Meruelo once it is acquired from the seller of the property. The seller has appealed the court’s decision and so our rights to purchase the property remain subject to the successful resolution of this litigation. During the course of the dispute, we acquired a 12.5% interest in the partnership that currently owns the project, and therefore the net cost to acquire this project may be reduced accordingly.

(7)	This project, located in Vernon, California, is currently owned and under redevelopment by a third party in accordance with a build-to-suit contract with us. We intend to acquire the project for approximately $4.3 million, or $286.67 per square foot, net of deposits made using a portion of the proceeds from this offering. We are obligated to repurchase this project five days after the seller has obtained a certificate of occupancy for the completed project. The final purchase price is based on construction costs and may be adjusted accordingly.
(8)	We do not currently own this project but it is under contract and, subject to the successful resolution of a legal dispute with respect to the property, we intend to close approximately three months following entry of the court’s final judgment. We intend to acquire it for approximately $7.0 million net of deposits using a portion of the proceeds from this offering.
(9)	This project, located in Commerce, California, is currently owned and under redevelopment by a third party in accordance with a build-to-suit contract with us. We intend to acquire the project for approximately $11.0 million, or $196.44 per square foot, net of deposits made. The final purchase price is based on construction costs and may be adjusted accordingly.
(10)	This project, located in Commerce, California, is currently owned and under redevelopment by a third party in accordance with a build-to-suit contract with us. We intend to acquire the project for approximately $15.3 million, or $206.76 per square foot, net of deposits. We are obligated to repurchase this project five days after the seller has obtained a certificate of occupancy for the completed project. The final purchase price is based on construction costs and may be adjusted accordingly.
(11)	We currently own 14.89 acres of this project and our Pomona Village project, each of which is located in Pomona, California, and intend to acquire the remaining 27.67 acres of these projects, currently held by family members of Richard Meruelo, our Chief Executive Officer and Chairman of our Board of Directors, for approximately $19.5 million net of deposits, using a portion of the proceeds from this offering. We intend to purchase the remaining 27.67 acres of these projects during the first quarter of 2007.
(12)	Includes square footage that is not available or offered for lease because of redevelopment or repositioning of projects. Current rentable square footage is substantially less.
(13)	Square footage total is the sum of estimated redeveloped square footage of each project plus the square footage of each completed project.

Residential Projects

Project (1)	Number of Acres (2)	Current Square Footage	Current Use	Redevelopment Plan	Estimated Redevelopment Schedule	Estimated Redevelopment Cost (3)
American Apartments	0.25	5,000 (retail space only)	39 residential units and retail space	Complete	N/A	N/A

The Union Lofts	0.25	131,981	Redevelopment underway	92 loft-style units with 11,273 square foot retail space	Commenced 14-month construction period in 2006	$135,000–$155,000

717 W. 9th Street	0.75	N/A	Redevelopment underway	214 high-rise units with 6,800 square foot retail space	Commenced 26-month construction period in 2006	$520,000–$610,00

Ullman Tower One	1.50	N/A	Commercial parking lot	320 high-rise units with 16,000 square foot retail space	Commence 25-month construction period in 2008	$465,000–$545,000

Ullman Tower Two	1.00	N/A	Commercial parking lot	195 high-rise units with 9,376 square foot retail space	Commence 25-month construction period in 2008	$460,000–$540,000

Olive Street Towers	2.00	N/A	Commercial parking lot	395 high-rise units with 19,766 square foot retail space	Commence 26-month construction period in 2008	$460,000–$540,000

Southpark Towers (4)	3.00	N/A	Commercial parking lot	455 high-rise units with 22,750 square foot retail space	Commence 26-month construction period in 2007	$445,000–$520,000

Transamerica Lofts	1.00	N/A	Commercial parking lot	232 high-rise loft units with 11,600 square foot retail space	Commence 26-month construction period in 2008	$455,000–$535,000

Center Village	4.00	110,493	Primarily cold storage and freezer space	320 mid-rise units with 30,000 square foot retail space	Commence 18-month construction period in 2008	$235,000–$260,000

Meruelo Chinatown Village	5.50	N/A	Vacant land	500 live-work units with 25,000 square foot retail space	Commence 24-month construction period in 2008	$300,000–$330,000

Sky Arc	8.00	N/A	Vacant land	850 high-rise units with 35,000 square foot retail space	Commence 26-month construction period in 2007	$180,000–$200,000

Meruelo Baldwin Park (5)	5.00	N/A	Vacant land	400 high-rise units with 25,000 square foot retail space	Commence 10-month construction period in 2008	$240,000–$270,000

Vignes Village (6)	4.00	N/A	Vacant land	320 mid-rise units with 16,000 square foot retail	Commence 18-month construction period in 2008	$240,000–$270,000

Citrus Gardens (7)	2.50	7,200	Commercial and surface storage	Urban village with 52 attached townhomes	Commence 15-month construction period in 2007	$265,000–$295,000

Covina Gardens (7)	1.00	4,000	Service retail space	Urban village with 30 attached townhomes with 2,400 square foot retail space	Commence 12-month construction period in 2007	$255,000–$285,000

San Fernando Court (8)	5.50	N/A	Vacant land	Urban village with 245 residential units with 9,000 square foot retail space and 9,000 square foot office space	Commence 16-month construction period in 2007	$325,000–$360,000

Pomona Village (9)	33.00	484,136	Industrial and office space	1,500 residential units with 30,000 square foot retail space	Commence 21-month construction period in 2008	$235,000–$265,000
Subtotal	78.25	742,810 (10)		6,159 residential units, 274,965 square feet of retail space and 9,000 square feet of office space (11)

(1)	We have flexible redevelopment plans for these projects. Based on market conditions, these projects will be completed as for-sale or for-rent residential units.
(2)	Rounded to the nearest quarter acre.
(3)	Estimated redevelopment cost per unit. Per-unit redevelopment costs exclude costs for the retail or office space portion of the proposed redevelopment. Estimated costs for such portion of the proposed redevelopment range from approximately $190.00 to $210.00 per square foot. All estimated redevelopment costs include an additional amount to cover possible overrun contingencies.
(4)	In connection with our purchase of a portion of this project, we have agreed to construct a parking structure that will contain at least 132 parking spaces for the benefit of an adjacent project not owned by us. Monetary penalties ($1,000 per day for the first year, $2,000 per day for the second year, etc.) apply for each day after July 1, 2008 that construction is not complete. In addition, the seller has a right to repurchase the property at the price for which it was sold to us if construction is not commenced by October 1, 2008. Our redevelopment of this project, which we plan to commence in 2007, includes plans for a parking structure that satisfies the above requirement.
(5)	We currently lease this project, located in Baldwin Park, California, but intend to acquire it under an option to purchase for approximately $4.4 million net of deposits using a portion of the proceeds from this offering. The lease has a term of 26 months (including all renewal periods). Our predecessor business has exercised the option to purchase and we intend to close in January 2007.
(6)	This project is currently subject to an administrative proceeding as a result of demolition activity that occurred on the property without a permit. As a consequence, the Los Angeles Department of Building and Safety imposed an 18-month ban on future development. In addition, the South Coast Air Quality Management District (“AQMD”) is investigating our compliance with AQMD regulations and laws relating to the demolition of buildings with asbestos-containing materials. No claim has been asserted by the AQMD.
(7)	Located in Covina, California.
(8)	We currently own 4.81 acres of this project and plan to acquire the remaining 0.77 acre parcel for approximately $0.9 million using a portion of the proceeds from this offering. We are obligated to purchase the remaining parcel in this project, located in Sylmar, California, on January 11, 2007.
(9)	We currently own 14.89 acres of this project and our Pomona Retail project, each of which is located in Pomona, California, and intend to acquire the remaining 27.67 acres of these projects, currently held by the parents of Richard Meruelo, our Chief Executive Officer and the Chairman of our Board of Directors, for approximately $19.5 million using a portion of the proceeds from this offering. We intend to purchase the remaining 27.67 acres of these projects during the first quarter of 2007.
(10)	Includes square footage that is not available or offered for lease because of redevelopment or repositioning of projects. Current rentable square footage is substantially less.
(11)	Number of units and square footage totals are the sum of the estimated number of units and square footage for each redevelopment project plus the number of units and square footage of each completed project.

Tenants

The following table sets forth information regarding the 10 largest tenants in our portfolio of owned projects based on annualized base rent as of September 30, 2006.

Top Ten Tenants in Our Portfolio of Owned Projects

Tenant	Number of Projects	Total Leased Square Feet (1)	Percentage of Our Portfolio’s Total Rentable Square Feet (1) (%)	Annualized Base Rent (2) ($)	Percentage of Our Portfolio’s Annualized Base Rent
American Apparel	1	750,273	25.7%	$2,725,920	11.6%
Rockwell Collins	1	242,042	8.3%	1,887,960	8.0%
Aztlan Cold Storage	1	59,000	2.0%	1,596,000	6.8%
Southern California Institute of Architecture	1	81,741	2.8%	1,212,000	5.1%
Prestige Parking	5	—	—	870,000	3.7%
The Outdoor Recreation Group	1	122,345	4.2%	506,520	2.1%
Max Saenz Trucking	1	—	—	354,000	1.5%
V&L Produce	1	12,000	0.4%	336,995	1.4%
Woodland Farms Operation	1	24,694	0.8%	312,000	1.3%
South Fresh Fruit, Inc.	1	11,920	0.4%	355,200	1.5%

Totals		1,304,015	44.6%	$10,156,595	43.0%

(1)	Based on total square footage of 2,916,226, which is the square footage of space leased or available or offered for lease and excludes substantial portions of square footage in the projects that are not available or offered for lease because of redevelopment or repositioning activities. Parking square footage is not included in the calculation.
(2)	Because annualized base rent is not derived from historical results that were accounted for in accordance with accounting principles generally accepted in the Unites States, historical results differ from the annualized amounts.

Lease Expirations

The following table sets forth a summary schedule of the lease expirations for leases in place as of September 30, 2006 for each of the 10 full and partial calendar years beginning January 1, 2006 at the projects we own. The information set forth in the table assumes that tenants exercise no renewal options or early termination rights.

Year of Lease Termination (1)	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Total Rentable Square Feet (2)	Annualized Base Rent of Expiring Leases (3)	Percentage of Portfolio Annualized Base Rent
Month to Month	221	674,874	23.1%	$10,528,825	44.6%
2006	6	46,059	1.6%	681,051	2.9%
2007	32	452,446	15.5%	4,392,396	18.6%
2008	11	817,200	28.0%	3,918,600	16.6%
2009	4	170,345	5.8%	850,452	3.6%
2010	2	87,641	3.0%	1,311,000	5.6%
2011	1	59,000	2.0%	1,596,000	6.8%
2012	1	24,694	0.8%	312,000	1.3%

Total/Weighted Average	278	2,332,259	79.8%	$23,590,324	100.0%

(1)	There are no current lease terminations for the years ending December 31, 2012 through December 31, 2015.
(2)	Based on total square footage of 2,916,226 which is the square footage of space leased or available or offered for lease and excludes substantial portions of square footage in the projects that is not available or offered for lease because of redevelopment or repositioning activities.
(3)	Because annualized base rent is not derived from historical results that were accounted for in accordance with accounting principles generally accepted in the Unites States, historical results differ from the annualized amounts.

Mortgage Debt

The following table sets forth information as of September 30, 2006 regarding the material mortgages that will continue to exist immediately after the formation transactions and which are secured by those portions of our projects that we own. Unless otherwise indicated in the footnotes to the table, each of the mortgages can be prepaid without penalty and is interest only requiring a balloon payment of the original principal amount at maturity.

Project	Principal Balance as of September 30, 2006		Interest Rate as of September 30, 2006	Maturity Date	Balance Due at Maturity Date
The Union Lofts	$12,234,918		Prime or LIBOR + 2.0%*	3/1/2008	$12,234,918
Crown Commerce Center (1)	10,488,206		7.48%	9/5/2011	9,614,943
Washington Cold Storage (2)	9,897,300		6.93%	4/13/2016	8,882,854
500 Mateo Street (3)	863,933		7.00%	3/1/2011	—
Alameda Square (4)	52,149,119		6.75%	11/30/2008	48,704,673
2131 Humboldt Street	7,000,000		6.50%	8/24/2010	7,000,000
Meruelo Wall Street (5)	21,218,788		6.25%	7/5/2008	20,371,035
1500 Griffith Avenue (6)	3,000,000		7.00%	1/24/2013	3,000,000
905 E. 8th Street	1,950,000		6.95%	9/15/2007	1,950,000

TOTALS	$118,802,264	(7)

*	Indicates variable interest rate mortgages.
(1)	This loan is not prepayable prior to August 5, 2011. In the event of prepayment upon acceleration of the loan following an event of default, a prepayment penalty of the greater of 1.0% of the loan balance at prepayment or yield maintenance would be due. Yield maintenance is based on 4.76% treasury rate. Assuming prepayment occurs on December 31, 2006, the penalty would be $1,639,293. This loan has a 30-year amortization schedule with a balloon payment at maturity.
(2)	Subject to a 5.0% prepayment penalty on the loan balance at prepayment until April 13, 2007, 4.0% prepayment penalty until April 13, 2008, 3.0% prepayment penalty until April 13, 2009, 2.0% prepayment penalty until April 13, 2010, 1.0% prepayment penalty until April 13, 2011 and none thereafter. Assuming prepayment occurs on December 31, 2006, the penalty would be approximately $496,354.
(3)	No prepayment penalties, but the principal may not be reduced by more than $180,000 per year. Fully amortizes over the term of the loan.
(4)	Subject to a 2.0% prepayment penalty on the loan balance at prepayment until November 16, 2007, 1.0% prepayment penalty until September 16, 2008 and none thereafter. Assuming prepayment occurs on December 31, 2006, the penalty would be $1,034,476. This loan has a 20-year amortization schedule with a balloon payment at maturity.
(5)	Subject to a 3.0% prepayment penalty on the prepaid amount until June 23, 2006, 2.0% prepayment penalty until June 23, 2007, 1.0% prepayment penalty thereafter. Assuming prepayment occurs on December 31, 2006, the penalty would be $421,523. This loan has a 25-year amortization schedule with a balloon payment at maturity.
(6)	Until January 23, 2007, no prepayment may exceed $750,000. Any prepayment made during that time is subject to a 5.0% prepayment penalty on the remaining principal balance of the loan. Beginning on January 24, 2007, the loan may be prepaid in full without penalty.
(7)	In addition, since September 30, 2006 we secured an $8.25 million loan at a fixed interest rate of 12.0% maturing on October 27, 2007, and a $4.4 million loan at a variable interest rate of Prime plus 0.50%, currently 8.75%, maturing on December 15, 2011.

The following table sets forth information as of September 30, 2006 regarding the material mortgages that are secured by portions of those projects we own and that we will repay using a portion of the proceeds from this offering. Unless otherwise indicated in the footnotes to the table, each of the mortgages can be prepaid without penalty and is interest only requiring a balloon payment of the original principal amount at maturity.

Project	Principal Balance as of September 30, 2006		Interest Rate as of September 30, 2006	Maturity Date	Balance Due at Maturity Date
788 S. Alameda Street	$6,033,056		Prime + 0.5%*	3/26/2007	$6,040,000
Alameda Square	12,738		9.159%	8/15/2007	—
	10,777		9.261%	12/15/2007	—
500 Mateo Street	1,000,000		Prime + 1.0%*	12/23/2006	1,000,000
Ceres Street Produce Market	926,985		Prime + 0.25%*	2/15/2007	962,500
Barstow Produce Center (1)	4,097,500		Prime + 0.25%*	11/15/2006	4,097,500
Citrus Gardens	2,116,928		Prime + 0.25%*	8/1/2007	2,326,500
Covina Gardens	768,752		Prime + 0.5%*	6/3/2008	897,000
San Fernando Court	3,928,328		Prime + 0.5%*	1/5/2008	4,387,000
Pomona Village and Pomona Retail	14,062,500		Prime + 1.0%*	4/1/2007	14,062,500
717 W. 9th Street	9,440,669		Prime + 1.0%*	3/20/2007	9,440,669
Ullman Tower One (2)	10,365,620		Prime or LIBOR + 2.4%*	11/1/2007	11,275,000
Ullman Tower Two	6,253,117		Prime + 0.25%*	5/1/2007	6,396,500
Southpark Towers (3)	17,730,497		18.00%	9/30/2007	21,569,921
	25,000,000		Prime or LIBOR + 2.75%*	9/14/2007	25,000,000
	5,107,259		Prime + 0.25%*	3/1/2007	5,340,000
	3,040,998		Prime + 0.25%*	3/1/2007	3,180,000
TransAmerica Lofts (4)	313,868		8.00%	4/1/2008	300,380
	715,919	(5)	9.00%	2/25/2015	—
Center Village	7,000,000		Prime + 1.0%*	10/1/2008	7,000,000
Meruelo Chinatown Village	5,000,000		Prime + 1.0%*	4/14/2007	5,000,000
Sky Arc	19,000,000		Prime + 1.5%*	10/1/2007	19,000,000
Vignes Village	1,828,463		Prime + 1.0%*	3/15/2007	1,830,000
Southern California Institute of Architecture (6)	10,295,281		Prime + 0.25%*	8/1/2011	9,756,769
Meruelo Wall Street	3,782,300		12.00%	1/13/2007	3,782,300
1500 Griffith Avenue	3,346,750		Prime + 0.25%*	3/1/2007	3,346,750
4th Street Commerce Center	2,000,000		Prime + 1.0%*	11/22/2006	2,000,000
620 Gladys Ave	823,766		Prime + 0.25%*	4/1/2007	871,750
	625,116		Prime + 0.25%*	3/16/2007	660,000
1000 E. Cesar Chavez	2,475,000		Prime + 0.25%*	3/1/2007	2,475,000
	247,500		Prime + 0.25%*	3/1/2007	247,500
1919 Vineburn Avenue	5,500,000		Prime + 1.0%*	5/1/2008	5,500,000
2131 Humboldt Street	1,799,884		Prime + 0.25%*	4/15/2007	1,815,000
	1,210,240		Prime + 0.25%*	2/1/2007	1,265,000
	894,323		Prime + 0.25%*	3/1/2007	940,500
1211 E. Washington Blvd. (7)	1,666,732		Prime + 0.5%*	7/1/2015	1,438,202
	3,870,555	(8)	Prime + 0.5%*	5/1/2015	2,856,618
3rd & Omar Street (9)	2,623,797		Prime + 0.25%*	8/15/2010	2,466,446
Desmond Building	6,837,674		Prime + 1.0%*	5/1/2007	7,000,000
5707 S. Alameda	1,783,204		Prime + 0.25%*	4/1/2007	1,804,000
230 W. Avenue 26th	2,255,000		Prime + 0.25%*	4/1/2007	2,255,000
	451,365		Prime + 0.25%	2/15/2007	467,500
2425 E. 12th Street (10)	691,649		Prime + 1.0%	8/1/2007	689,273
American Apartments (11)	858,682		Prime + 2.0%	9/10/2007	849,024
1910-1922 Santa Fe Avenue (12)	835,795		Prime + 1.5%	12/1/2008	819,003
905 E. 8th Street (13)	1,000,000		10.00%	12/31/2006	1,072,778
Musica Latina Building (14)	653,683		9.77%	11/1/2008	594,469

TOTAL	$200,282,270

*	Indicates variable interest rate mortgages.
(1)	This loan was paid off on November 15, 2006.
(2)	Subject to prepayment penalty in the amount of any LIBOR “breakage costs” to lender; no prepayment penalty on prime rate advances. Exit fee equal to 0.5% of principal and interest upon repayment or maturity, unless the loan is refinanced with the lender or its affiliate, or the underlying property is sold to a party unaffiliated with the borrower.
(3)	This loan is not prepayable prior to maturity. In the event of prepayment upon acceleration of the loan following an event of default, a prepayment penalty equal to 18 months of interest on original note amount minus actual interest paid until date of prepayment plus an exit fee of 0.25% of prepaid amount would be due, subject to certain exceptions. Assuming prepayment occurs on December 31, 2006, the penalty would be $878,429.

(4)	This loan has a 20-year amortization schedule with a balloon payment at maturity.
(5)	Fully amortizes over the term of the loan.
(6)	This loan has a 30-year amortization schedule with a balloon payment at maturity.
(7)	This loan has a 25-year amortization schedule with a balloon payment at maturity.
(8)	This loan has a 25-year amortization schedule with a balloon payment at maturity.
(9)	This loan requires interest only payments for the first 12 months and has a 30-year amortization schedule with a balloon payment at maturity following that.
(10)	This loan has a 25-year amortization schedule with a balloon payment at maturity.
(11)	Subject to a prepayment penalty of 2.0% of the loan balance at prepayment until September 10, 2006, 1.0% prepayment penalty until September 10, 2007 and none thereafter. Assuming prepayment occurs on December 31, 2006, the penalty would be $17,065. This loan has a 20-year amortization schedule with a balloon payment at maturity.
(12)	This loan has a 25-year amortization schedule with a balloon payment at maturity.
(13)	This loan was paid off on November 17, 2006.
(14)	This loan has a 20-year amortization schedule with a balloon payment at maturity.

Descriptions of Our Historically Material Projects

Below are descriptions of each of our projects with gross revenues for the 12 months ended December 31, 2005 that amounted to 10% percent or more of the aggregate gross revenues of our predecessor business and its consolidated subsidiaries for the same period or that had, as of December 31, 2005, a book value equal to 10% or more of the total assets of our predecessor business and its consolidated subsidiaries as of the same date. For purposes of determining our material properties under these tests, we aggregated two contiguous projects, Seventh Street Produce Market and Alameda Square, which we collectively refer to as the Alameda Produce Market.

Center Village, Los Angeles, California

Located in in the arts district of Los Angeles, the project, currently consisting of 110,493 square feet on nearly four acres of industrial land, is where our National Cold Storage business operates an 85,799 square foot cold storage facility and where Woodland Farms conducts its poultry processing business. The property is capable of flash freezing and storing nearly 80 tons of meats, poultry, fish, and frozen foods and serves grocery stores and restaurants throughout Los Angeles. The facility has one tenant, Woodland Farms, which is a poultry processor that leases 24,694 square feet pursuant to a lease that expires in 2012, subject to an option to renew until 2017. In addition to leasing space, Woodland Farms is a large consumer of National Cold Storage’s flash freezing and cold storage services. As of September 30, 2006, the property was approximately 100% occupied including National Cold Storage and 34% occupied excluding National Cold Storage and had an average annualized base rent of $12.63 per square foot for the space leased to Woodland Farms. As of December 31, 2005, the occupancy rate and annual base rent were the same as at September 30, 2006. National Cold Storage generated approximately $1.5 million in gross revenues for the 12-month period ended December 31, 2005, and approximately $1.2 million in gross revenues for the nine months ended September 30, 2006.

In February 2005, we acquired National Cold Storage at the time we acquired the project, with the intent of developing 320 residential units plus 30,000-square feet of retail space. The business was included as part of the purchase price we paid for the project.

We anticipate that the development will proceed in three phases. The estimated total capital expenditures for the development are approximately $80 million to $90 million, which we intend to finance primarily with construction loans.

We will relocate National Cold Storage (including Woodland Farms) to our 3000 Washington Blvd. project, which we are developing as a 296,693-square foot cold storage/freezer and food processing facility. National Cold Storage will operate out of approximately 120,834 square feet at this new location. Construction of our 3000 Washington Blvd. project is expected to be completed in July 2007.

We face intense competition from other developers, property managers and owners of residential units, retail space and mixed use properties. Many of our competitors own properties in Los Angeles similar to our planned redevelopment of Center Village. Excluding redevelopment plans, in the next two years, more than 1,208 rental residential units are expected to be built in the downtown Los Angeles area.

Meruelo Wall Street, Los Angeles, California

The two-acre Meruelo Wall Street property is a two story multi-tenant retail/wholesale complex that occupies a city block in a prime location within Los Angeles’ fashion district. The first floor is dedicated to 48 small retail/wholesale garment and fabric vendor units. The second floor has a regional bank (Security Pacific Bank) and a 318-car parking garage operated by an independent parking company. This is one of the few large properties in the fashion district that has both significant on-site parking as well as a large number of street level wholesale spaces. The property has 98,245 square feet of rentable space and was purchased in January 2004. No single tenant occupies more than 10% of the rentable space nor produces more than 10% of the annual base rent. As leases expire we are in the process of converting the tenant base to month-to-month leases in advance of a minor property renovation intended to modernize the existing space. We expect our renovation and improvement costs to be immaterial. As of September 30, 2006, the property was approximately 97% occupied and had an average base rent of $24.21 per square foot.

The following table sets forth the occupancy rate and average annualized base rent per rentable square foot for the property at the end of each year indicated below and at September 30, 2006.

	Occupancy	Annual Base Rent Per Rentable Square Foot
2004 (1)	96%	$24.22
2005	97%	$24.28
September 30, 2006	97%	$24.21

(1)	Does not include January 2004 rent received prior to purchase.

The following table set forth information with respect to the property’s lease expirations, respectively.

Lease Expiration Schedule

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Property’s Total Rentable Square Feet	Annualized Base Rent of Expiring Leases	Percentage of Property’s Annualized Base Rent
Month to Month	41	71,578	73.0%	$1,877,800	79.0%
2006	2	5,817	6.0%	86,400	4.0%
2007	2	5,836	6.0%	127,200	5.0%
2008	2	5,769	6.0%	188,400	8.0%
2009	—	—	—	—	—
2010	1	5,900	6.0%	99,000	4.0%
Thereafter	—	—	—	—	—

Total	48	94,900	97.0%	$2,378,800	100.0%

Our Meruelo Wall Street project faces competition from other developers, property managers and owners seeking to attract retail/wholesale garment and fabric vendors looking for business locations proximate to the downtown Los Angeles fashion district.

Alameda Square and Seventh Street Produce Market, Los Angeles, California

The 34.5-acre Alameda Square and Seventh Street Produce Market projects are within a large, gated complex with a total of 1,447,495 square feet of industrial, produce distribution and office space. Although the projects have historically been operated as a single unit, the Alameda Produce Market, we recently divided the unit into two separate projects, called Alameda Square and Seventh Street Produce Market, to better reflect Alameda Produce Market’s distinct wholesale and food industry operations. For this discussion, the numbers in the tables below will treat it as a single entity, although the prospectus tables refer to each by its separate project name.

The 22.75-acre Alameda Square project is comprised of four multi-story buildings with 1,297,215 square feet of industrial, produce and office space and was purchased in April 1998. This property also includes our headquarters. It is located at the corner of Seventh and Alameda Streets and includes an approximately two and one-half acre parking lot across Seventh Street that is the subject of an eminent domain proceeding and is now occupied by the Metropolitan Transit Authority. The project is adjacent to the Seventh Street Produce Market and is located in the heart of Los Angeles’ produce and wholesale distribution markets. The major tenant in this property is American Apparel, which, as of September 30, 2006, occupied 750,273 square feet. Alameda Square is its headquarters and main production facility. Our renovation plans include returning to leasable condition approximately 65,000 square feet of office space adjacent to our current headquarters and the light renovation of approximately 370,942 square feet of industrial space. We expect our renovation costs to be $5.9 million, which we intend to finance primarily through loans. This project competes against similar industrial, produce and office space within the Los Angeles produce and distribution market. While our project combines available industrial, produce and office space, it also faces proximate competition from properties that offer space in only one or two of those areas.

The 11.75-acre Seventh Street Produce Market is a produce industry wholesale market that serves the distribution and marketing needs of approximately 80 wholesale produce tenants. The facility has 122,673 square feet of rentable area and includes an approximately 194-car parking garage. The project is complete and no additional development costs are anticipated. It is located in the heart of Los Angeles’ produce markets and is one of the major hubs and transfer points for produce distribution, with fresh produce brought from various sources and then distributed to markets, restaurants and institutional food services. The market’s tenants are primarily small “produce houses” that pay a rental premium to be located near similar “produce houses,” creating a collective marketing synergy to better attract potential wholesale buyers. Our Seventh Street Produce Market competes against other developers, property managers and owners who specialize in satisfying the space needs of wholesale produce tenants. Our competitors offer similar space in the area at market rates.

The following table sets forth the occupancy rate and average annualized base rent per rentable square foot for the property at the end of each year indicated below and at September 30, 2006.

	Occupancy(1)	Annual Base Rent Per Rentable Square Foot
2001	19.4%	$3.42
2002	20.8%	$3.65
2003	28.6%	$4.33
2004	51.1%	$5.27
2005	63.7%	$5.71
September 30, 2006 (2)	87.8%	$7.68	(3)

(1)	Occupancy rates are approximate and based on annual averages.
(2)	Rental rate reflects first nine months occupancy.
(3)	Excludes approximately 460,000 square feet that are not currently available for rent.

The following tables set forth information with respect to the project’s primary tenants and lease expiration, respectively.

Primary Tenants(1)

Tenant	Principal Nature of Business	Lease Expiration	Renewal Option	Total Leased Square Feet	Percentage of Property Leased	Annualized Base Rent
American Apparel (2)	Garment manufacturing & distribution	12/2008	No	750,273	70.0%	$2,725,920

(1)	Represents tenants accounting for more than 10.0% of the project’s annualized base rent as of September 30, 2006.
(2)	Two leases each expiring in December 2008 totaling 750,273 square feet.

Lease Expiration Schedule

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Property’s Total Rentable Square Feet	Annualized Base Rent of Expiring Leases	Percentage of Property’s Annualized Base Rent
Month to Month	73	153,450	14.0%	$4,505,409	55.0%
2006	—	—	—	$—	—
2007	9	17,760	2.0%	$575,880	7.0%
2008	3	766,273	72.0%	$3,121,920	38.0%
2009	—	—	—	$—	—

Total	85	937,483	88.0%	$8,203,209	100.0%

Tax Depreciation

The following table reflects certain tax-related information for certain of our projects:

Projects	Federal Tax Basis (1)	Property Tax Rate 2005 Estimated (2)	Real Estate Tax 2005 Estimated	Depreciation Method	Depreciation Life (Years) (3)
Seventh Street Produce Market	$14,340,407	1.54%	$243,328	Straight line	39
Alameda Square	26,474,597	1.82%	412,754	Straight line	39
Meruelo Wall Street	32,215,093	1.26%	335,854	Straight line	39
Center Village	9,751,577	1.33%	123,916	Straight line	39

(1)	Represents estimated net tax basis as of September 30, 2006.
(2)	Per $1,000 of assessed value.
(3)	Represents depreciation life in years currently used.

Our tax basis in each of our projects generally will equal the adjusted tax basis of the contributors of such project, increased by the amount of gain, if any, recognized by the contribution of such project to us. The amount of gain recognized by the sellers will depend on a number of factors.

Competition

We compete with other public and private real estate companies (including REITs), public and private investment firms, private real estate investors and lenders in acquiring and developing properties. Many of these entities have greater resources than us or other competitive advantages. We also face significant competition in leasing or subleasing available properties to prospective tenants and in re-leasing space to existing tenants.

Principal factors of competition in our primary business of owning, acquiring and leasing properties are the quality and nature of properties, leasing terms (including rent and other charges and allowances for tenant improvements), attractiveness and convenience of location, the quality and breadth of tenant services provided, and reputation of an owner and operator of quality properties in the relevant market. Each of our projects is subject to significant competition from other properties in the same general area. Additionally, our ability to compete depends upon, among other factors, trends of the national and local economies, investment alternatives, financial condition and operating results of current and prospective tenants, availability and cost of capital, construction and renovation costs, taxes, governmental regulations, legislation and population trends.

Insurance

Our projects are covered by comprehensive liability, casualty, flood and rental loss insurance. We believe that the policy specifications and insured limits are appropriate given the relative risk of loss, the cost of the coverage and industry practice, and that our projects will be covered adequately by insurance. Because it is expensive and not customary in the market, we do not have earthquake or terrorism coverage for our projects. However, future lenders may require that we obtain insurance to cover losses caused by terrorism and earthquakes.

Employees

We employ 91 full-time employees as of the date of this prospectus. We believe that our relations with our employees are good.

Legal Proceedings

From time to time, we are party to various lawsuits, claims and other legal proceedings, including those identified below, none of which we currently believe are material. We intend to vigorously seek enforcement of our rights and defend ourselves in each of these matters. With respect to our project at Overland Terminal, Meruelo Properties, Inc. (an entity owned by the parents of Richard Meruelo) filed an action on September 22, 2004 in the Superior Court of the County of Los Angeles against the current owner and seller of the project, Olympic Alameda Ventures, a general partnership, to specifically enforce Meruelo Properties’ rights under a purchase agreement to buy the project. We have agreed to acquire this property from Meruelo Properties once it is acquired from the seller of the property. Meruelo Properties alleged that the seller breached the purchase agreement by, among other things, failing to satisfy various closing conditions, and the seller alleged that Meruelo Properties breached the purchase agreement by failing to close by a certain date, thus permitting seller to terminate the agreement. Following a court trial, the court ruled in favor of Meruelo Properties, judgment has been entered, and the seller has filed an appeal which is currently pending. During the course of the litigation, we acquired a 12.5% interest from one of the partners in the seller, and therefore the net remaining cost to the company to acquire this project may be reduced accordingly.

With respect to our project at 801 E. 7th Street, Richard Meruelo, individually, filed an action on September 14, 2005 in the Superior Court of the County of Los Angeles against the current owner and seller of the project, 801 E. 7th Street, LLC, to specifically enforce his rights under a purchase agreement to buy the project. We have agreed to acquire this property from Richard Meruelo once he acquires it from the seller of the property. Richard Meruelo alleged that the seller breached the purchase agreement by seeking to terminate the agreement without justification, and the seller alleged, among other things, that Richard Meruelo breached a lease agreement applicable during the long-term escrow period by subleasing the project without seller’s consent, thus permitting termination of the lease and purchase agreement. Following a court trial, the court ruled in favor of Richard Meruelo. Judgment has not yet been entered. Following entry of judgment, the seller will have the right to file an appeal.

With respect to our project at Vignes Village, the Los Angeles Department of Building and Safety, or the Department, initiated an administrative proceeding in May 2006 as a result of our demolition of certain old industrial structures at the project without a demolition permit. As a result of such actions, the Department imposed a five-year ban on future development at the site. We appealed the decision to the Commission Board of the Department. The Board determined that the Department did not abuse its discretion but expressed that the penalty was excessive and reduced the development ban to 18 months from the date of the Commission’s decision. The 18-month development ban does not limit our ability to process applications for development on the property. In addition to the foregoing, we have been notified that the South Coast Air Quality Management District is investigating compliance with regulations and laws relating to demolition of structures with asbestos-containing materials; however, no claim has been asserted yet by such agency.

There are other lawsuits, claims and legal proceedings that arise in the ordinary course of our business, including tenant eviction proceedings and other tenant disputes, and personal injury matters. We intend to vigorously seek judicial enforcement of our rights in these proceedings as well.

MANAGEMENT

Executive Officers and Directors

Each member of our Board of Directors serves for a one-year term. Our officers generally serve at the pleasure of our Board, subject to their employment contracts. We plan to appoint four additional independent directors to our Board of Directors upon consummation of this offering. The following table sets forth information regarding our executive officers and directors and those persons who will become directors immediately after consummation of this offering:

NAME	AGE	POSITION
Richard Meruelo	41	Chairman and Chief Executive Officer
John Charles Maddux	47	President, Chief Operating Officer and Director
Lynn Beckemeyer	47	Executive Vice President — Development and Director
Fred Skaggs	52	Chief Financial Officer
Ted McGonagle	48	Chief Investment Officer
Todd Nielsen	38	General Counsel and Corporate Secretary
Miguel Enrique Echemendia	50	Chief Administrative Officer
John B. Hansen	48	Director nominee
Philip S. Payne	55	Director nominee
Richard Garcia Polanco	55	Director nominee
[•]	[•]	Director nominee

The following are biographical summaries of the experience of our directors, director nominees and executive officers.

Richard Meruelo.    Mr. Meruelo will serve as our Chief Executive Officer and Chairman of our Board of Directors upon completion of this offering. Mr. Meruelo has served as chairman of our predecessor business since 1987. During that time, Mr. Meruelo led the strategic planning for the business while managing project acquisitions, purchase negotiations and related financings totaling nearly $1.2 billion. In addition, Mr. Meruelo was responsible for maintaining the predecessor business’ relationships with CalPERS and local and state governmental bodies that had land-use jurisdiction over the contributed projects. Mr. Meruelo earned his degree in business administration from the University of Southern California, with an emphasis in finance and real estate. Mr. Meruelo currently serves as a board member for the Central City East Association and the Los Angeles Central Industrial Redevelopment Project.

John Charles Maddux.    Mr. Maddux will serve as our President and our Chief Operating Officer and as a member of our Board of Directors upon completion of this offering. Mr. Maddux has served as president of our predecessor business since 2005. Before joining our predecessor business, Mr. Maddux served as a founder and shareholder of the law firm of Nevers, Palazzo, Maddux & Packard, PLC from 1998 to 2005, and practiced law with the firm of O’Melveny & Myers, LLP from 1986 to 1996, where he was a member of the real estate practice group. While at each firm, Mr. Maddux served as our predecessor’s outside legal counsel. Mr. Maddux continues to do a limited amount of legal work as of counsel to Nevers, Palazzo, Maddux & Packard, which we believe is synergistic to our business. Mr. Maddux earned his bachelor’s degree in business management—finance from Brigham Young University’s Marriott School of Management and his J.D. from Brigham Young University’s J. Reuben Clark Law School. His affiliations include the Urban Land Institute, the Building Industry Association, the International Conference of Shopping Centers, the Los Angeles County Bar Association and the California Bar Association, Real Property Section.

Lynn Beckemeyer.    Mr. Beckemeyer will serve as our Executive Vice President for Development and as a member of our Board of Directors upon completion of this offering. He will oversee work relating to planning, design, architecture and entitlement work as well as construction activity. Mr. Beckemeyer has served as the senior vice president of development and construction of our predecessor business since April 2006. Before joining our predecessor business, Mr. Beckemeyer served in various real estate development and management positions with The Walt Disney Company for seven years before becoming vice president of worldwide corporate operations and real estate for Walt Disney from 2001 to 2006. Prior to that, Mr. Beckemeyer managed the development, design and construction of urban projects in the Washington, DC metropolitan area and Dallas, Texas, from 1983 to 1994, with 21 International and The Limited, Inc. Mr. Beckemeyer serves as a director of Avalon Entertainment, a private company. A registered architect and licensed contractor, Mr. Beckemeyer earned a degree in architecture and construction science at Kansas State University and studied real estate development at Harvard University Graduate School of Design. Mr. Beckemeyer’s professional affiliations include the American Institute of Architects, the National Council of Architectural Registration Boards, the National Association of Home Builders and the Urban Land Institute.

Fred Skaggs.    Mr. Skaggs will serve as our Chief Financial Officer upon completion of this offering. He will be responsible for all accounting and corporate-level capital markets activities. Mr. Skaggs joined our predecessor business as treasurer in September 2005. Before joining our predecessor business, he served as chief financial officer for Bright Development, a private residential and multifamily developer, where he guided the company’s financial and operational performance from 2004 to 2005. Prior to that, Mr. Skaggs served as the chief financial officer and controller for Shuwa Investments Corporation, a commercial real estate company with $3.2 billion in assets, from 1987 to 2004. Mr. Skaggs also served as senior internal auditor and chief corporate accountant for the Masco Corporation from 1981 to 1987 and with Price Waterhouse from 1979 to 1981. A certified licensed public accountant, Mr. Skaggs earned his degree in accounting from Brigham Young University’s Marriott School of Management with minors in English and Spanish.

Ted McGonagle.    Mr. McGonagle will serve as our Chief Investment Officer upon completion of this offering. He will be responsible for project underwriting and due diligence regarding acquisitions and dispositions and general market research. Mr. McGonagle has more than 21 years of property development and redevelopment experience. From 2000 until 2006, he served as the principal corporate consultant of our predecessor business while he was the managing principal of Property Solutions L.L.C., a consulting firm that provides property development, acquisition, disposition and asset management services to non-institutional owners and users of commercial real estate. Prior to that, his experience includes project and asset management of major commercial and retail developments, a significant portion of which was in Southern California. Mr. McGonagle received a B.A. in economics from Reed College and an Advanced Professional Certificate in Real Estate Investment Analysis from New York University. He is a Certified Commercial Institute Member (C.C.I.M.) and an elected member of Lambda Alpha International (the honorary land economics society). He has been recognized in industry publications for his commercial real estate expertise.

Todd Nielsen.    Mr. Nielsen will serve as our General Counsel and Corporate Secretary upon completion of this offering. He will be responsible for all legal issues relating to compliance with SEC regulations, as well as overseeing real estate transactions and other legal matters. Mr. Nielsen has served as the general counsel of our predecessor business since March 2005. Before joining our predecessor business, Mr. Nielsen served as our predecessor’s outside legal counsel with the law firm of Nevers, Palazzo, Maddux & Packard. Prior to that, Mr. Nielsen practiced law privately including with Brobeck, Phleger & Harrison. Mr. Nielsen’s private practice experience included representation of developers, investors, corporate users and lenders in connection with the acquisition, financing, development, construction, sale and leasing of retail, office, industrial, hotel, and residential projects. Mr. Nielsen graduated magna cum laude in 1995 from Brigham Young University’s J. Reuben Clark Law School, and thereafter served as a law clerk to the Hon. Howard M. Kirshbaum of the Colorado Supreme Court.

Miguel Enrique Echemendia.    Mr. Echemendia will serve as our Chief Administrative Officer upon completion of this offering. He will be responsible for all property management, leasing activities, property specific financing and other general administrative functions. Mr. Echemendia has served as chief operating officer of our predecessor business since July 2000, and has been responsible for strategic planning, acquisitions, finance and management. Before joining our predecessor business, from July 1989 to June 2000, Mr. Echemendia served as a principal and chief financial officer of Villanueva Companies, a conglomerate involved in an array of investments including communications, real estate development, agriculture and management consulting. Prior to that, from July 1987 to June 1989, he served as business manager for KMEX-TV, the flagship station of the Univision Network with annual revenues in excess of $100 million. In addition, Mr. Echemendia served in various managerial capacities at Security Pacific National Bank from January 1979 to June 1987, culminating as vice president of commercial lending. He attended school in Spain and California State University, Los Angeles.

John B. Hansen.    Mr. Hansen will serve as a member of our Board of Directors upon completion of this offering. Since 1987, Mr. Hansen has served as president and chief executive officer of Glenwood Properties, Inc., a real estate company which acquires, develops and redevelops multi-family, retail and office projects in urban and suburban markets in Southern California, Arizona, and Utah. In addition, since 1995, Mr. Hansen has served as vice president of Greenwood Interests Holding, Inc., an affiliate of Greenwood Companies, which is the second largest operator of childcare centers in the Los Angeles area. Since 2000, Mr. Hansen has been a founding shareholder and director of Tomato Bank, N.A., a national bank operating in the Southern California market. Mr. Hansen is a member of the board of advisors for Royal Field Morningside Fund LLC, a fund that was organized in 2006 to specialize in the redevelopment of urban multi-family and mixed-use projects in New York City. Mr. Hansen received a B.A. in literature from Brigham Young University. He also received a J.D. from the University of Utah College of Law.

Philip S. Payne.    Mr. Payne will serve as a member of our Board of Directors upon completion of this offering. Mr. Payne currently serves as Chairman of BNP Residential Properties, Inc., an AMEX-listed real estate investment trust focused on owning and operating apartment communities. Mr. Payne joined BT Venture Corporation, which was subsequently purchased by BNP Residential Properties, in 1990 as Vice President of Capital Market Activities and became Executive Vice President and Chief Financial Officer in 1994. He was named Treasurer BNP Residential Properties in 1995 and became a director in 1997. In 2004, Mr. Payne became Chairman of the Board of Directors of BNP Residential Properties. From 1987 to 1990, he was a principal in Payne Knowles Investment Group, a financial planning firm. From 1983 to 1987, he was a registered representative with Legg Mason Wood Walker. From 1978 to 1983, Mr. Payne practiced law, and he currently maintains his license to practice law in Virginia. He received B.S. and J.D. degrees from the College of William and Mary. He is a member of the Board of Directors of the National Multi Housing Council. He is a member of the Urban Land Institute, where he is also a member of the Multifamily Council (Gold). In addition, he serves on the Board of Directors of Ashford Hospitality Trust, a NYSE-listed real estate investment trust focused on the hospitality industry, and is chairman of its audit committee.

Richard Garcia Polanco.    Mr. Polanco will serve as a member of our Board of Directors upon completion of this offering. Mr. Polanco is a former California State Assembly Member and Senator, having been first elected in 1986. He served in the State Assembly for eight years. In 1994, he was elected to the State Senate and served as Senate Majority Leader from 1998 until his retirement in 2002. Mr. Polanco chaired the California Latino Legislative Caucus from 1990 to 2002. In October 2002, Mr. Polanco established the California Latino Caucus Institute for Public Policy, a non-profit organization to serve as a broad based public policy, educational and leadership development organization. Prior to elected office, Mr. Polanco served on the staff of Los Angeles County Supervisor Ed Edelman, Assemblyman Richard Alatorre and former Governor Jerry Brown. Mr. Polanco attended East Los Angeles College, the University of Redlands and the Universidad de Mexico where he majored in business administration.

Board Committees

At or shortly following the completion of this offering and the formation transactions, our Board of Directors will appoint an audit committee, a compensation committee and a nominating and corporate governance committee and will adopt charters for each of these committees. After their adoption, these charters will be available on our website at www.meruelomaddux.com. Our website and the information therein is not a part of this prospectus. Each of these committees will have at least three directors and will be composed exclusively of independent directors, as required by and defined in the rules and listing qualifications of The Nasdaq Global Market™ and, with respect to the members of the audit committee, Rule 10A-3 promulgated pursuant to the Securities Exchange Act of 1934, as amended. Additionally, the Board of Directors will adopt a process to allow shareholders to contact the Board of Directors following this offering.

Audit Committee.    The audit committee will be responsible for engaging independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. We expect that Mr. Payne will chair our audit committee and serve as our audit committee financial expert as that term is defined by the SEC. We expect that [•] and [•] will be appointed as members of the audit committee. Each of the members of the audit committee meets the financial literacy requirements of The Nasdaq Global Market™. The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Compensation Committee.    The compensation committee will review and approve the compensation and benefits of our executive officers, administer and make recommendations to our Board of Directors regarding our compensation and stock incentive plans, produce an annual report on executive compensation for inclusion in our proxy statement after reviewing our compensation discussion and analysis and publish an annual committee report for our stockholders. We expect that Mr. Hansen will be designated as chair, and Messrs. Payne and Polanco will be appointed as members of the compensation committee.

Nominating and Corporate Governance Committee.    The nominating and corporate governance committee will , among other actions: 1) develop and recommend to our Board of Directors a set of corporate governance principles; 2) adopt a code of ethics; 3) adopt policies with respect to conflicts of interest, director nominee qualifications and shareholder-recommended director nominees; 4) monitor our compliance with corporate governance requirements of state and federal law and the rules and regulations of The Nasdaq Global Market™; 5) establish investment criteria for prospective members of our Board of Directors; 6) conduct candidate searches and interviews; 7) oversee and evaluate our Board of Directors and management; 8) evaluate from time to time the appropriate size and composition of our Board of Directors; and 9) recommend, as appropriate, increases, decreases and changes in the composition of our Board of Directors and formally propose the slate of directors to be elected at each annual meeting of our stockholders. We expect that Mr. Polanco will be designated as chair, and [•] and [•] will be appointed as members of the nominating and corporate governance committee.

Our Board of Directors may from time to time establish other committees to facilitate the management of our company.

Independent Directors

Under the enhanced corporate governance standards of The Nasdaq Global Market™, at least a majority of our directors, and all of the members of our audit committee, compensation committee and nominating and corporate governance committee, must meet the test of “independence.” The Nasdaq Global Market™ standards provide that to qualify as an “independent” director, in addition to satisfying certain bright-line criteria, the Board of Directors must affirmatively determine that a director has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). We believe that each of Messrs. Hansen, Payne and Polanco and [•] satisfies the bright-line independence criteria of The Nasdaq Global Market™ and that none has a relationship with us that would interfere with such person’s ability to exercise independent judgment as a member of the Board. Therefore, we believe that each of such directors, or a majority of the Board, is independent under The Nasdaq Global Market™ rules.

We expect that our independent directors will meet in non-executive session at least four times each year. We do not intend to appoint a lead director to preside over such non-executive sessions. Rather, we expect that the independent directors themselves will designate a presiding independent director from time to time.

We intend to implement procedures for interested parties, including stockholders, who wish to communicate directly with our independent directors. We believe that providing a method for interested parties to communicate directly with our independent directors, rather than the full Board, would provide a more confidential, candid and efficient method of relaying any interested party’s concerns or comments.

Board Compensation

Each member of our Board of Directors who is not an employee of our company will be entitled to receive annual compensation for service as a director as follows:

•	Each non-employee director will be paid an annual fee of $25,000, a fee of $1,250 for each Board of Directors meeting attended in person and a fee of $350 for each Board of Directors meeting attended telephonically.

•	The chairman of our audit committee will be paid an annual fee of $12,500, and the chairmen of our compensation, and nominating and corporate governance committees will each be paid an annual fee of $7,500.

•	Board committee members will each be paid a fee of $750 for committee meetings attended in person and a fee of $350 for committee meetings attended telephonically, in each case only for meetings held on dates different from the dates on which Board of Directors meetings are held. If committee meetings are attended on the same day as a Board meeting, we will pay only one meeting fee per day.

•	Each member of our Board of Directors will be reimbursed for reasonable out-of-pocket expenses associated with service on our behalf and with attendance at or participation in Board meetings or committee meetings, including reasonable travel expenses.

Non-employee directors will also participate in our 2007 Equity Incentive Plan. We intend to provide an initial grant of shares of restricted stock to each non-employee director who is a non-employee director as of the date of the completion of this offering or who later becomes a non-employee director. Each initial grant will be for a number of shares of restricted stock having a fair market value as near to $25,000 as of the date of grant as possible without exceeding such value. We will also provide for an annual grant of shares of restricted stock to each non-employee director following each annual meeting of the stockholders commencing with our first annual meeting in 2008. Each annual grant will be for a number of shares of restricted stock having a fair market value as near to $20,000 as possible without exceeding such value. Notwithstanding the foregoing, a non-employee director receiving an initial restricted stock grant on, or within 90 days prior to, the date of an annual meeting of stockholders will not receive an annual grant with respect to that annual stockholders’ meeting. Each initial restricted stock grant will vest on the second annual meeting of the stockholders following the year of grant, subject to a director’s continued service through the day immediately preceding such meeting. Each annual grant will vest on the first annual meeting of the stockholders following the year of grant, subject to each director’s continued service through the day immediately preceding such meeting. In the event of change in control of our company, all outstanding shares of restricted stock granted under the plan to our non-employee directors will become fully vested.

In general, an individual who has been granted a restricted stock award will not realize taxable income at the time of grant and the company will not be entitled to a tax deduction at the time of grant, assuming that the shares are not transferable and that the restrictions create a “substantial risk of forfeiture” for federal income tax purposes. Upon the vesting of the shares subject to a restricted stock award, an individual will realize ordinary income in an amount equal to the then fair market value of the shares and will have to pay federal and state tax on such income (and may have to borrow or sell vested shares to do so), and we will be entitled to a corresponding tax deduction. The individual’s basis in such shares will be equal to the fair market value of the shares at the time of vesting. Any gains or losses realized by the holder upon disposition of such shares will be treated as capital gains or losses. The grantee of such restricted stock may elect pursuant to Section 83(b) of the Code to recognize income in an amount equal to the fair market value of the shares subject to a restricted stock award determined at the date of grant of the award, pay tax on such value as ordinary income at that time, and to have the applicable capital gain holding period commence as of that date. If an individual makes this election, we will generally be entitled to a corresponding tax deduction in the year of grant in an amount equal to the amount included in income by grantee with grantee’s Section 83(b) election.

The following table sets forth a summary of estimated compensation that we expect pay to our non-employee directors in 2007:

Director Compensation Table

Name	Fees Earned or Paid in Cash(1)			Stock awards			Total
John B. Hansen	$	[	•]	$	[	•]	$	[	•]
Philip S. Payne	$	[	•]	$	[	•]	$	[	•]
Richard Garcia Polanco	$	[	•]	$	[	•]	$	[	•]
[•]	$	[	•]	$	[	•]	$	[	•]

(1)	Estimated fees earned in 2007 if the directors each attend four in-person meetings of the Board of Directors and two committee meetings held on dates different from the dates on which the Board of Directors meetings are held for committees on which the directors serve

Our Board of Directors (or a duly formed committee thereof) may revise our non-employee directors’ compensation in its discretion.

Indemnification of Directors and Executive Officers and Limitation on Liabilities

Our certificate of incorporation includes provisions permitted by Delaware law that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper benefit.

These limitations of liability do not apply to liabilities arising under the federal securities laws and do not generally affect the availability of equitable remedies such as injunctive relief or rescission.

Our bylaws provide that we will indemnify our directors, executive officers and employees to the fullest extent permitted by Delaware law. We are also empowered under our bylaws to enter into indemnification agreements with our directors, officers, employees and agents and to purchase insurance on behalf of any person we are required or permitted to indemnify. We maintain director and officer liability insurance and intend to continue to maintain this insurance in the future.

We intend to enter into indemnification agreements with each of our current and future directors and executive officers that may be broader than the specific indemnification provisions in the Delaware General Corporation Law. At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification by us is sought and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Compensation Committee Interlocks and Insider Participation

None of the proposed members of our compensation committee is or has been employed by us. None of our executive officers currently serves, or in the past three years has served, as a member of the Board of Directors or compensation committee of another entity that has one or more executive officers serving on our Board of Directors or compensation committee. See “Management — Executive Officers and Directors.”

Executive Compensation

Overview

We believe that the primary goal of executive compensation is to align the interests of our executive officers with those of our stockholders in a way that allows us to attract and retain the best executive talent. More specifically, our executive compensation is designed to reward favorable stockholder returns, stock appreciation, the company’s competitive position within the real estate industry, the successful development and redevelopment of the company’s projects and each executive officer’s long-term career contributions to the company. We expect that compensation incentives designed to further these goals will take the form of annual cash compensation and equity awards and long-term cash and equity incentives measured by policies and performance targets to be established by the compensation committee.

No compensation was paid by the company to the executive officers in 2006 and none will be paid in 2007 until the consummation of our initial public offering and formation transactions. (The predecessor business has paid cash compensation to its employees, but that historical compensation is not similar or related to the compensation that will be paid to the company’s officers.) The 2007 compensation for each of our executive officers listed in the table below was determined based on a review of publicly-disclosed compensation packages of executives of other public real estate companies and negotiations with the executive officers and representatives of the underwriters. We did not retain a compensation consultant. Our executive officers will enter into employment agreements upon consummation of this offering and will continue to be parties to such employment agreements in their current forms for their respective terms or until such time as the compensation committee determines in its discretion that revisions to such employment agreements are advisable and the company and the executive officer agree to the proposed revisions.

In connection with the consummation of our initial public offering and the formation transactions, our Board of Directors will appoint a compensation committee. We anticipate that once formed, the compensation committee will establish compensation policies, set incentive compensation performance targets designed to meet the executive compensation goals described above and in the committee’s compensation policies, and determine the compensation of our executive officers consistent with the negotiated terms of their individual employment agreements. We anticipate that the compensation committee will review executive compensation on an annual basis and seek the input of the Chairman and Chief Executive Officer and President and Chief Operating Officer when making compensation decisions regarding the other named executive officers. When determining a named executive officer’s annual compensation, we expect that the committee will consider the prior year’s performance of each named executive officer and his ability to achieve the to-be-established performance measures. For more information on each executive officer’s employment agreement see “— Employment Agreements.”

Based on the terms of the respective employment agreements and the anticipated actions of the compensation committee, we expect the 2007 compensation for our executive officers to consist primarily of the following components:

•	base salary;

•	cash bonus; and

•	long-term equity incentive awards.

The summary compensation table below sets forth the compensation expected to be paid for the year ended 2007 to our Chief Executive Officer and our other executive officers on an annualized basis. Such executive officers are referred to herein collectively as the “named executive officers.”

Summary Compensation Table

Name	Principal Position	Salary	Bonus(1)	Stock Awards(2)			All Other Compensation		Total
Richard Meruelo	Chairman and Chief Executive Officer	$450,000	$225,000	$	[	•](3)	$20,000	(4)	$	[	•]

John Charles Maddux	President and Chief Operating Officer	$450,000	$225,000	$	[	•](3)	$20,000	(4)	$	[	•]

Lynn Beckemeyer	Executive Vice President — Development	$275,000	$68,750	$	[	•](5)	—		$	[	•]

Fred Skaggs	Chief Financial Officer	$275,000	$68,750	$	[	•](5)	—		$	[	•]

Ted McGonagle	Chief Investment Officer	$275,000	$68,750	$	[	•](5)	—		$	[	•]

Todd Nielsen	General Counsel and Corporate Secretary	$275,000	$68,750	$	[	•](5)	—		$	[	•]

Miguel Enrique Echemendia	Chief Administrative Officer	$275,000	$68,750	$	[	•](5)	—		$	[	•]

(1)	The amounts shown are minimum bonus awards that may be increased in the discretion of the compensation committee.
(2)	All awards consist of LTIP units in our operating partnership. The dollar value indicated is computed in accordance FAS 123R. LTIP units initially have a liquidation value of zero. See “—2007 Equity Incentive Plan—Awards Under the 2007 Equity Incentive Plan—LTIP Units.”
(3)	Per the terms of his employment agreement, the executive officer is entitled to a grant of 10,000 LTIP units annually. While this amount assumes the issuance of 10,000 LTIP units, neither of Messrs. Meruelo and Maddux will own any LTIP units immediately after completion of this offering and the formation transaction.
(4)	Per the terms of his employment agreement, the executive officer is entitled to an annual automobile allowance of $20,000.
(5)	Per the terms of his employment agreement, the executive officer is entitled to a one-time LTIP unit award received at the completion of this offering.

Components of Executive Compensation

Base salaries of our named executive officers are based on an assessment of the scope of their responsibilities, expertise and experience within the industry, expected contributions to the company and the competitive market compensation paid to executives in similar positions at other public real estate companies. The annualized 2007 base salaries are set forth in the table above and will be prorated for each executive from the time of the consummation of this offering.

The cash bonus portion of the executive’s compensation is determined by each executive’s employment agreement. Messrs. Meruelo and Maddux are guaranteed a cash bonus of at least 50.0% of their annual salary. The other named executive officers are guaranteed a minimum bonus of at least 25.0% of their annual salary. Based on the achievement of individual- or company-based performance measures to be established by the compensation committee, the committee in its sole discretion may award cash bonuses in amounts greater than the minimum guaranteed portion described above.

Our named executive officers are also eligible to receive long-term equity awards under the company’s 2007 Equity Incentive Plan. This plan is not in effect but will be adopted immediately prior to the consummation of this offering. Awards granted to executive officers and other employees under the incentive plan are designed to provide those grantees with an equity incentive to promote the long-term success of the company in line with the stockholders’ interests. For the year ended 2007, we expect our compensation committee initially to grant two types of awards under the incentive plan: shares of restricted stock and LTIP units in our operating partnership. Each such award may have a vesting or forfeiture period, respectively, that is tied to each named executive officer’s or employees’ continued service to the company or the operating partnership. As compared to options, we believe that LTIP unit and restricted stock awards may encourage the recipients to retain the awards instead of exercising or selling the awards because LTIP units and stock awards have the potential for receiving dividends.

In recognition of the significant commitment to the company that our named executive officers will have made to consummate our formation transactions and this offering, and as required under the terms of the employment agreements to be entered into, we will make awards of LTIP units to the named executive officers in the amounts shown in the table above. Most of these are one-time grants that we believe will immediately align the interests of our named executive officers with our stockholders. LTIP units are described briefly below under “— Equity Awards” and more fully described further below under “— 2007 Equity Incentive Plan.” Our named executive officers other than Messrs. Meruelo and Maddux had the option to choose to receive a one-time award of shares of restricted stock or LTIP units. We advised each named executive officer to make the choice of award based on his personal financial situation, including the tax consequences and risks associated with each award type. In addition, by the terms of his employment agreement, each of Messrs. Meruelo and Maddux are guaranteed an annual award of 10,000 LTIP units.

We believe that LTIP unit awards are particularly appropriate for high-level officers and may more effectively align the officer’s interests with the interests of our future stockholders than would restricted stock awards. LTIP unit awards require that there be future appreciation in the assets of our operating partnership before the LTIP units become entitled to share in disposition proceeds or become redeemable for cash. This should provide a greater incentive, over a longer period of time, to the executive officers to perform in ways that create value for our company and stockholders. In addition, the holder of an LTIP unit does not recognize taxable gain upon lapse of the applicable forfeiture provisions. In contrast, a recipient of a restricted stock award recognizes ordinary income and owes tax in connection with the vesting of a restricted stock award. This may cause the recipient to sell a portion of the vested award to satisfy the tax and therefore reduce the officer’s ownership interest in the company. LTIP units also provide the recipient with capital gains treatment rather than ordinary income treatment for tax purposes, which we believe is an important advantage that helps offset the increased risk that our operating partnership’s assets may not appreciate sufficiently to allow the recipient to recognize the full potential value of the award. In short, LTIP units tie a significant portion of our executive officers’ total compensation to increases in both our stock price and in net asset value and to any dividends of operating income that we may pay.

The compensation committee in its sole discretion may choose to grant other types of awards under the 2007 Equity Incentive Plan or additional awards to the named executive officers in 2007 and in future years. For more information about the 2007 Equity Incentive Plan and other awards authorized therein, see “— 2007 Equity Incentive Plan.”

In addition, consistent with the expected philosophy of the compensation committee to establish individual- and company-based performance measures, we believe that the committee will continue to maintain competitive executive benefits and perquisites for officers. The compensation committee may revise, amend or add to the named executive officer’s benefits and perquisites if it deems it advisable.

Equity Awards

The tables below disclose LTIP unit awards that will be made immediately after the closing of this offering and, with respect to Messrs. Meruelo and Maddux, on an annual basis. None of the awards are currently outstanding. LTIP units are a special class of partnership interest in our operating partnership. Initially, LTIP units will not have full parity with common units with respect to distributions of disposition proceeds, will not be redeemable for shares of our common stock and will have a liquidation value of zero. Each LTIP unit will generally receive distributions of operating income (as compared to distributions of disposition proceeds) equivalent to that paid on share of our common stock. Upon the occurrence of certain events in accordance with the terms of our operating partnership agreement, the LTIP units will achieve parity with common units in our operating partnership and thereafter will be redeemable for cash, or at our election, shares of our common stock on a one-for-one basis. No other performance periods, thresholds or targets affect the maturation or future payout of LTIP units. See “— 2007 Equity Incentive Plan — Awards Under the 2007 Equity Incentive Plan.”

Grants of Plan-Based Awards

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units
Richard Meruelo	(1)	10,000
John Charles Maddux	(1)	10,000
Lynn Beckemeyer	(2)	64,167
Fred Skaggs	(2)	50,167
Ted McGonagle	(2)	50,167
Todd Nielsen	(2)	81,667
Miguel Enrique Echemendia	(2)	81,667

(1)	Minimum LTIP unit award to be received annually pursuant to the officer’s employment agreement.
(2)	One-time LTIP unit award received at the completion of this offering.

Outstanding Awards

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested (1)
Richard Meruelo	10,000	(2)	$	[	•]
John Charles Maddux	10,000	(2)	$	[	•]
Lynn Beckemeyer	64,167	(3)	$	[	•]
Fred Skaggs	50,167	(3)	$	[	•]
Ted McGonagle	50,167	(3)	$	[	•]
Todd Nielsen	81,667	(3)	$	[	•]
Miguel Enrique Echemendia	81,667	(3)	$	[	•]

(1)	Assumed market value is $[•] per unit, which is the mid-point of the initial public offering range on the cover of this prospectus.
(2)	Minimum LTIP unit award to be received annually pursuant to the officer’s employment agreement.
(3)	One-time LTIP unit award received at the completion of this offering.

Employment Agreements

We will enter into employment agreements, effective as of the consummation of this offering with each of our executive officers. Pursuant to the agreements, Messrs. Meruelo, Maddux, Beckemeyer, Skaggs, McGonagle, Nielsen and Echemendia will agree to serve, respectively, as (1) our Chairman and Chief Executive Officer, (2) our President and Chief Operating Officer, (3) our Chief Financial Officer, (4) our Chief Investment Officer, (5) our General Counsel and Corporate Secretary and (6) our Chief Administrative Officer. We believe that the agreements will benefit us by helping to retain the executives and by requiring the executive officers to devote the necessary business attention and time to our affairs. Following this offering, Mr. Maddux will continue to do a limited amount of legal work as of counsel to Nevers, Palazzo, Maddux & Packard, which we believe is synergistic to our business. Nevers, Palazzo, Maddux & Packard has represented our predecessor business in various matters in 2006. However, Mr. Maddux received no compensation as a result of those representations.

Agreements for Messrs. Meruelo and Maddux

The employment agreements with Messrs. Meruelo and Maddux will be for a term of three years; provided, however, that the terms are automatically extended at the end of each term for successive one-year periods unless, not less than 60 days prior to the termination of the then existing term, either party provides notice to the other party of its intent not to extend the term further. The employment agreements provide for (1) an initial annual base salary of $450,000 to each of Messrs. Meruelo and Maddux, respectively, and (2) minimum bonuses equal to 50.0% of the executive’s annual base salary, with any additional bonus amounts to be determined by our compensation committee in its sole discretion. Messrs. Meruelo and Maddux will not be granted LTIP units in our operating partnership upon the consummation of this offering but will receive future LTIP unit awards annually during the term of their employment agreements beginning in 2007, in a minimum amount of 10,000 units each per year. LTIP units will generally have forfeiture provisions that lapse ratably over the first three anniversaries of the date of grant. In addition, Messrs. Meruelo and Maddux are eligible to receive other equity awards, subject to the terms of our 2007 Equity Incentive Plan and the applicable award agreement.

The employment agreements with Messrs. Meruelo and Maddux provide that each executive officer shall be required to render a sufficient amount of services in each executive’s capacity as a partner of the operating partnership so that such services constitute full and adequate consideration for the issuance of LTIP units.

The employment agreements with Messrs. Meruelo and Maddux provide that upon the termination of an executive officer’s employment either by us without “cause” or by the executive officer for “good reason” (including the non-renewal of the agreement by us during the 12 months after a change in control), the executive officer will be entitled to the following severance payments and benefits:

•	upon termination by us without “cause,” a lump-sum cash payment equal to three times the sum of: (1) the executive officer’s then-current annual base salary; and (2) the greater of (i) the bonus paid to the executive officer for the most recently completed fiscal year, and (ii) the minimum bonus that would have been paid to the executive officer for the fiscal year in which the termination occurs;

•	upon termination by the executive officer for “good reason,” a lump-sum cash payment equal to three times the sum of (1) the executive officer’s then-current annual base salary; and (2) the bonus paid to the executive officer for the most recently completed fiscal year;

•	for 18 months after termination of employment, continuing coverage under the group health plans the executive would have received under his employment agreement, as would have been applied in the absence of such termination; and

•	immediate vesting of all outstanding equity-based awards held by the executive officer.

Under the employment agreements of Messrs. Meruelo and Maddux, we have agreed to make an additional tax gross-up payment equal to the size of the excise tax imposed on “excess parachute payments” (and any income, employment and excise taxes imposed on such gross up payments) under Section 4999 of the Internal Revenue Code.

The employment agreements also provide Messrs. Meruelo and Maddux, each with an annual $20,000 vehicle allowance.

Employment Agreements of other Executive Officers

The employment agreements with Messrs. Beckemeyer, Skaggs, McGonagle, Nielsen and Echemendia will be for a term of two years; provided, however, that the terms are automatically extended at the end of each term for successive one-year periods unless, not less than 60 days prior to the termination of the then existing term, either party provides notice to the other party of its intent not to extend the term further. The employment agreements provide for (1) an initial annual base salary of $275,000 to each of Messrs. Beckemeyer, Skaggs, McGonagle, Nielsen and Echemendia, respectively, and (2) bonuses of not less than 25.0% of the executive’s annual base salary, with any additional bonus amounts to be determined by our compensation committee in its sole discretion. Subject to our adoption and our stockholders’ approval of our 2007 Equity Incentive Plan, Messrs. Beckemeyer, Skaggs, McGonagle, Nielsen and Echemendia will be granted 64,167, 50,167, 50,167, 81,667 and 81,667 LTIP units in our operating partnership, respectively, upon the consummation of this offering. These LTIP units will have forfeiture provisions that lapse ratably over the first three anniversaries of the date of grant. In addition, our executive officers are eligible to receive additional awards of LTIP units and other equity awards, subject to the terms of our 2007 Equity Incentive Plan and the applicable award agreement.

The employment agreements with Messrs. Beckemeyer, Skaggs, McGonagle, Nielsen and Echemendia provide that upon the termination of an executive officer’s employment either by us without “cause” or by the executive officer for “good reason” the executive officer will be entitled under his employment agreement to the following severance payments and benefits:

•	upon termination by us without “cause,” a lump-sum cash payment equal to the sum of (1) the executive officer’s then-current annual base salary; and (2) the greater of (i) the bonus paid to the executive officer for the most recently completed fiscal year, and (ii) the minimum bonus that would have been paid to the executive officer for the fiscal year in which the termination occurs;

•	upon termination by the executive officer for “good reason,” a lump-sum cash payment equal to the sum of (1) the executive officer’s then-current annual base salary; and (2) the bonus paid to the executive officer for the most recently completed fiscal year;

•	for one year after termination of employment, continuing coverage under the group health plans the executive would have received under his employment agreement, as would have been applied in the absence of such termination; and

•	immediate vesting of all outstanding equity-based awards held by the executive officer.

The following table summarizes the potential cash payments and equivalent cash value of benefits generally owed to the named executive officers pursuant to the terms of their employment agreements described above upon termination of those agreements by us without “cause” or by the executive officer for “good reason” whether or not in connection with a transaction involving a change in control of the company.

Termination Payments(1)

Name	Lump-Sum Cash Payment		Health Benefits			Value of Accelerated Equity-Based Awards (2)			Tax Gross-Up Payment
Richard Meruelo	$2,025,000	(3)	$	[	•]	$	[	•](4)	$	[	•](3)
John Charles Maddux	$2,025,000	(3)	$	[	•]	$	[	•](4)	$	[	•](3)
Lynn Beckemeyer	$343,750		$	[	•]	$	[	•]		—
Fred Skaggs	$343,750		$	[	•]	$	[	•]		—
Ted McGonagle	$343,750		$	[	•]	$	[	•]		—
Todd Nielsen	$343,750		$	[	•]	$	[	•]		—
Miguel Enrique Echemendia	$343,750		$	[	•]	$	[	•]		—

(1)	In the event of a change in control of the company, all stock options, restricted stock and other equity based awards vest, and the remaining forfeiture periods applicable to outstanding LTIP units lapse.
(2)	Awards consist of LTIP units. The indicated amount assumes a market value per LTIP unit of $[•], which is the mid-point of the range on the cover of this prospectus.
(3)	The employment agreements of Messrs. Meruelo and Maddux provide that, among other events, our failure to renew the employment agreement constitutes “good reason.” If the non-renewal occurs other than during the 12-month period following a change in control, then the lump-sum cash payment is $675,000 and the tax gross-up payment would be $[•]. Non-renewal during such 12-month period results in the full payment shown.
(4)	Per the employment agreement to be entered into with the officer, the officer is entitled to receive 10,000 LTIP units annually. While this amount assumes the issuance of 10,000 LTIP units, neither of Messrs. Meruelo and Maddux will own any LTIP units immediately after the completion of this offering and the formation transactions.

2007 Equity Incentive Plan

Upon consummation of this offering, we intend to adopt an equity incentive plan. The purpose of the 2007 Equity Incentive Plan is to provide us with the flexibility to use stock options and other awards as part of an overall compensation package to provide compensation to attract and retain qualified personnel. Employees, directors, officers, advisors, consultants and other personnel of ours, our subsidiaries, our affiliates and other persons expected to provide significant services to us or our subsidiaries may be granted stock options, stock appreciation rights, restricted stock, performance shares, dividend equivalent rights and other equity-based awards (including interests in our operating partnership) under the 2007 Equity Incentive Plan.

Administration

The 2007 Equity Incentive Plan will be administered by our compensation committee. The compensation committee, upon and after such time as it is covered in Section 16 of the Exchange Act, will consist of at least two individuals each of whom is intended to be a nonemployee director under Rule 16b-3 as promulgated by the SEC and will, at such times as we are subject to Section 162(m) of the Code, qualify as outside directors for purposes of Section 162(m) of the Code to the extent awards are intended to constitute qualified performance-based compensation under Section 162(m). However, no action taken by the compensation committee will be invalidated because any or all of the members of the compensation committee fails to satisfy the nonemployee director and outside director requirements of the prior sentence. The compensation committee, appointed by our Board of Directors, has the full authority to administer and interpret the 2007 Equity Incentive Plan, to authorize the granting of awards, to determine the eligibility of employees, directors, officers, advisors, consultants and other personnel of ours, our subsidiaries, our affiliates and other persons expected to provide significant services to us or our subsidiaries to receive an award, to determine the number of shares of common stock to be covered by each award, to determine the terms, provisions and conditions of each award (which may not be inconsistent with the terms of the 2007 Equity Incentive Plan), to prescribe the form of instruments evidencing awards and to take any other actions and make all other determinations that it deems necessary or appropriate in connection with the 2007 Equity Incentive Plan or the administration or interpretation thereof. In connection with this authority, the compensation committee may establish performance goals that must be met in order for awards to be granted or to vest, or for the restrictions on any such awards to expire. During any period of time in which we do not have a compensation committee as set forth under “— Board Committees — Compensation Committee,” the 2007 Equity Incentive Plan will be administered by our Board of Directors or another committee appointed by the Board of Directors. References below to the compensation committee include a reference to the Board of Directors or another committee appointed by the Board of Directors for those periods in which the Board of Directors or such other committee appointed by the Board of Directors is acting.

Eligibility and Types of Awards

Employees, directors, officers, advisors, consultants or other personnel of ours, our subsidiaries, our affiliates and other persons expected to provide significant services to us or our subsidiaries may be granted stock options, stock appreciation rights, restricted stock, performance shares, dividend equivalent rights and other equity-based awards (including interests in our operating partnership) under the 2007 Equity Incentive Plan. Eligibility for awards under the 2007 Equity Incentive Plan is determined by the compensation committee.

Available Shares

Subject to adjustment upon certain corporate transactions or events, the total number of shares of our common stock remaining available for awards under the 2007 Equity Incentive Plan will be 1,360,049 shares of common stock, after giving effect to the issuance of awards that we have allocated for issuance to our employees. Before giving effect to such issuances, the total number of shares available under the 2007 Equity Incentive Plan will be an amount equal to 5.0% of the number of shares we issue and sell in this offering, or 2,000,000 shares of our common stock, plus 5.0% of the number of shares issued and sold pursuant to any exercise by the underwriters of their over-allotment option to purchase an additional 6,000,000 shares of our common stock. Any common stock withheld or surrendered by plan participants in connection with the payment of an option exercise price or in connection with tax withholding will not count towards the share limitation and will be available for issuance under the 2007 Equity Incentive Plan. If an option or other award granted under the 2007 Equity Incentive Plan expires or terminates, the shares subject to any portion of the award that expires or terminates without having been exercised or paid (whether in common stock or cash), as the case may be, will again become available for the issuance of additional awards. Awards paid in cash will generally not count against the share reserve. No new award may be granted under the 2007 Equity Incentive Plan after the 10th anniversary of the date that such plan was initially approved by our Board of Directors. Our Board of Directors may terminate the plan prior to its tenth anniversary.

Awards Under the 2007 Equity Incentive Plan

Stock Options.    The terms of specific options, including whether options shall constitute “incentive stock options” for purposes of Section 422(b) of the Code, shall be determined by the compensation committee. The exercise price of an option shall be determined by the compensation committee and reflected in the applicable award agreement. The exercise price with respect to stock options may not be lower than 100%, or 110% in the case of an incentive stock option granted to a more than 10% stockholder, of the fair market value of our common stock on the date of grant. Each option will be exercisable after the period or periods specified in the award agreement, which will generally not exceed ten years from the date of grant, or five years in the case of an incentive stock option granted to a more than 10% stockholder, if permitted under the plan. Options will be exercisable at such times and subject to such terms as determined by the compensation committee. No employee may receive options to acquire or stock appreciation rights pertaining to more than one-third of the total shares of common stock issuable under the plan in any fiscal year of the company.

Stock Appreciation Rights.    A stock appreciation right, or SAR, entitles the holder to receive upon exercise the excess of the fair market value of the stock subject to the right over the exercise price of the right. SARs may be settled in cash or stock. The committee will determine the terms of SARs, including the applicable vesting.

Restricted Stock.    A restricted stock award is an award of common stock that is subject to restrictions on transferability and such other restrictions, if any, as the compensation committee may impose at the date of grant. Grants of restricted stock will be subject to vesting schedules as determined by the compensation committee. The restrictions may lapse separately or in combination at such times, under such circumstances, including, without limitation, a specified period of employment or the satisfaction of pre-established criteria, in such installments or otherwise, as the compensation committee may determine. Except to the extent restricted under the award agreement relating to the restricted stock, a participant granted restricted stock has nearly all of the rights of a stockholder, including, without limitation, the right to vote and the right to receive dividends on the restricted stock. Although dividends are paid on all restricted stock, whether or not vested, at the same rate and on the same date as our common stock, holders of restricted stock are prohibited from transferring such shares until they vest.

Upon completion of this offering and the formation transactions, we will issue 312,116 shares of restricted stock to our non-executive employees and our non-employee directors.

Performance Shares.    Performance shares will vest as provided in the applicable award agreement. A performance share represents a right to receive the fair market value of a share of our common stock, or, if provided by the compensation committee, the right to receive the fair market value of a share of our common stock in excess of a base value established by the compensation committee at the time of grant. Performance shares may generally be settled in cash or by transfer of common stock (as may be provided by the compensation committee at the time of grant). Performance share awards settled in cash will not reduce the maximum aggregate number of shares of common stock that may be issued under the plan. The compensation committee may, in its discretion and under certain circumstances, permit a participant to receive as settlement of the performance shares installments over a period not to exceed ten years. In addition, the compensation committee may establish a program under which distributions with respect to performance shares may be deferred for additional periods as set forth in the preceding sentence.

Dividend Equivalent Rights.    A dividend equivalent right is a right to receive (or have credited) the equivalent value of dividends declared on common stock otherwise subject to an award. The compensation committee may provide that amounts payable with respect to dividend equivalent rights shall be converted into cash or additional common stock. The compensation committee will establish all other limitations and conditions of awards of dividend equivalent rights as it deems appropriate.

LTIP Units.    Long-Term Incentive Plan (“LTIP”) units are a special class of partnership interests in our operating partnership. Each LTIP unit awarded will be deemed equivalent to an award of one common share under the 2007 Equity Incentive Plan, reducing availability for other equity awards on a one-for-one basis. Neither our company nor our operating partnership will receive a tax deduction for the value of any LTIP units granted to our employees. The three-year forfeiture period for any LTIP units will be measured from the time of issuance. LTIP units, whether forfeitable or not, will receive the same quarterly per unit profit distributions as common units of our operating partnership, generally equal to per share taxable dividends on our shares of common stock, except for disposition proceeds distributed prior to the corresponding “LTIP Equalization Date”

for such LTIP units, as described below. Based on the terms of their respective employment agreements, the operating partnership will issue a minimum of 10,000 LTIP units to each of Messrs. Meruelo and Maddux no less frequently than annually for 2007 and future years, so long as they remain employed by us. Except for the limitations on distributions of disposition proceeds, the quarterly distributions of operating income to holders of LTIP units is similar to the expected treatment of our restricted stock awards, which will generally receive full dividends whether vested or not. Allocations of taxable income from dispositions of assets (or of book income from revaluation of assets upon a so-called “Book-Up Event”) will be made to LTIP unitholders under the rules described below so as to cause their book capital account per LTIP unit to equal the book capital account, on a per unit basis, of common units, (the date on which that occurs, is the “LTIP Equalization Date”). LTIP unitholders will receive a minimum amount of distributions to cover tax obligations attributable to income allocated to them with respect to their LTIP units by our operating partnership. Disposition proceeds may only be distributed to an LTIP unitholder from a company asset to the extent of income allocated to such LTIP unitholder that is attributable to the appreciation in value of such asset after the issuance date of such LTIP unitholder’s LTIP units (which income from such disposition will be limited to such unitholder’s percentage interest of such appreciation in value unless the unitholder elects to be specially allocated such income so as to cause the LTIP Equalization Date to occur sooner). Distributions (other than distributions attributable to liquidating gains and tax distributions) from our operating partnership occurring prior to the LTIP Equalization Date will be matched with an equivalent special allocation of gross income (excluding gross income attributable to liquidating gains and depreciation recapture) of our operating partnership. As described above, LTIP units initially will not have full parity with common units with respect to distributions of disposition proceeds and initially, and until the LTIP Equalization Date occurs with respect to such LTIP units and such units have become non-forfeitable, will not then be redeemable (or convertible into an equal number of shares of our common stock). Under the terms of the LTIP units, our operating partnership will revalue its assets upon the occurrence of certain specified book-up events permitted under IRS regulations (including the issuance of the additional LTIP units each year), and any increase in valuation of such assets from the time of grant until such event will be allocated first to the book capital accounts of the holders of LTIP units to equalize the capital accounts of such holders with respect to their LTIP units (zero upon issuance) with the capital accounts of common unit holders (in each case determined on a per unit basis) (i.e., to cause the LTIP Equalization Date to occur). Upon the LTIP Equalization Date, the LTIP units will achieve full parity with common units of our operating partnership for all purposes, including with respect to all sale and liquidating distributions (and the right to redeem non-forfeitable LTIP units). Upon the LTIP Equalization Date, non-forfeitable LTIP units may be converted into an equal number of common units at any time thereafter (or cash, at the option of our operating partnership), and thereafter enjoy all the rights of common units. However, such parity would not be reached if there is insufficient appreciation after the grant of such LTIP units to do so. Until and unless such parity is reached, the value that an executive will realize for a given number of non-forfeitable LTIP units will be less than if such executive owned the equal number of our shares of common stock.

As noted herein, LTIP units will be issued for services rendered or to be rendered to the operating partnership for services rendered by a partner of the operating partnership in his or her capacity as a partner or in anticipation of becoming a partner. Initially, such units will have a liquidation value of zero, and a “safe harbor” election under proposed Treasury Regulations will be made to ensure that the recipients of the LTIP units will not be taxable on receipt, as permitted by IRS rules. All LTIP units will be subject to forfeiture provisions that expire ratably on each of the first three anniversaries of the date of grant. Forfeitability provisions generally will expire on the death or disability of an employee or the termination of such employee by us or the operating partnership without cause. Following the taxable sale of assets previously revalued upon Book-Up Events, the LTIP holders will be allocated tax gain equal to the allocations of book income made to them from such assets so as to achieve book and tax capital account parity.

Upon completion of this offering and the formation transactions, we will cause our operating partnership to issue an aggregate of 327,835 LTIP units to our senior management.

Other Equity-Based Awards.    Our 2007 Equity Incentive Plan authorizes the granting of other awards which may be based upon the common stock (including the grant of securities convertible into common stock and stock appreciation rights) and interests in our operating partnership, including LTIP units, and subject to terms and conditions established at the time of grant.

Cash Rights.    Our 2007 Equity Incentive Plan authorizes the grant of awards that may be settled in cash, in lieu of shares of our common stock. However, no awards may be settled in cash prior to the effectiveness of a registration statement covering the shares of common stock issued in this offering. Shares of our common stock subject to awards settled in cash will again be available for issuance under our 2007 Equity Incentive Plan.

Performance-Based Awards.    The committee may make the vesting of awards subject to performance goals. The committee, in its discretion, may base performance goals on one or more of the following such measures with respect to the company or any business unit of the company: gross margin, operating margin, operating income, pre-tax profit, earnings before stock-based compensation expense, interest, taxes, depreciation and amortization, net income, funds from operations, expenses, the market price of our common stock, earnings per share, return on stockholder equity, return on capital, return on net assets, economic value added, market share, customer service, customer satisfaction, total stockholder return, free cash flow, net operating income, operating cash flow, return on investment, employee satisfaction, employee retention, balance of cash, cash equivalents and marketable securities, completion of an identified development or redevelopment project, completion of a joint venture or other corporate transaction, or other measures as determined by the committee. The target levels with respect to these performance measures may be expressed on an absolute basis or relative to a standard specified by the committee. The degree of attainment of performance measures will be calculated in accordance with generally accepted accounting principles, but prior to the accrual or payment of any performance award for the same performance period, and, according to criteria established by the committee, excluding the effect (whether positive or negative) of changes in accounting standards or any extraordinary, unusual or nonrecurring item occurring after the establishment of the performance goals applicable to a performance award. Awards (other than options and stock appreciation rights) subject to performance awards may not be granted to any employee with respect to more than one-third of the total shares of common stock issuable under the plan in any fiscal year of the company.

Adjustments in General; Certain Change in Control Provisions

In the event of certain corporate reorganizations or other events, the compensation committee may make certain adjustments, in its discretion, to the manner in which the 2007 Equity Incentive Plan operates (including, for example, to the number of shares available under the plan), and may otherwise take actions which, in its judgment, are necessary to preserve the rights of plan participants. Upon a change in control (as defined in the plan), the compensation committee generally may make such adjustments as it, in its discretion, determines are necessary or appropriate in light of the change in control. In addition, restrictions and conditions on each share of restricted stock shall automatically lapse and the settlement date for all performance shares shall be the date of such change in control.

Amendment and Termination

Our Board of Directors may generally amend the 2007 Equity Incentive Plan as it deems advisable, except in certain respects regarding outstanding awards or the provisions restricting cash rights described above. In addition, the 2007 Equity Incentive Plan may not be amended without stockholder approval if the absence of such approval would cause the 2007 Equity Incentive Plan to fail to comply with any applicable legal requirement or applicable exchange or similar rule.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Formation Transactions and Contribution of Projects

We were organized on July 5, 2006 under the laws of the State of Delaware. Mr. Meruelo, our Chairman and Chief Executive Officer, and Mr. Maddux, our President and Chief Operating Officer, are our sole stockholders and each holds 100 shares of our common stock that they purchased upon or shortly after our formation.

Meruelo Maddux Properties, L.P., our operating partnership, was organized as a limited partnership under the laws of the State of Delaware on September 12, 2006. We will conduct substantially all of our operations and own substantially all of our assets through our operating partnership and its subsidiaries. Upon completion of this offering and the formation transactions, we will be the operating partnership’s sole general partner and hold common units of limited partnership interest of the operating partnership collectively constituting a 99.6% interest in our operating partnership.

In connection with this offering, we have completed or will complete the several transactions described below that we collectively refer to as the formation transactions, pursuant to which we will acquire substantially all of the operations of our predecessor business, including the interests in our projects, and retain the employees of our predecessor business.

Our predecessor business comprises multiple limited liability companies and corporations currently owned by two affiliates of Mr. Meruelo and one affiliate of Mr. Maddux. One of the affiliates of Mr. Meruelo is a limited liability company owned in substantial majority and controlled by him and in which members of his immediate family own the remaining minority interests, which are non-managing. The second affiliate of Mr. Meruelo is a revocable trust of which he is the sole trustee and the beneficiaries of which are Mr. Meruelo and his immediate family members. The affiliate of Mr. Maddux is a limited liability company owned in substantial majority and controlled by him and in which his children own the remaining minority interests, which are non-managing. We sometimes refer to the two limited liability companies and the trust as the contributors.

Upon completion of the formation transactions, our operating partnership, directly or through subsidiaries, will own, lease or have contractual rights to acquire interests in, 53 projects and will employ approximately 91 employees through a wholly-owned management company subsidiary.

Contributions and Mergers

•	On September 19, 2006 we entered into definitive merger and contribution agreements with the contributors, and the following will occur in connection with the merger and contribution agreements:

•	corporations owned by a contributor affiliated with Mr. Meruelo that collectively own four projects will merge with and into separate limited liability company subsidiaries of ours, with the limited liability companies surviving as separate subsidiaries, and we will issue 10,358,406 shares of our common stock to such contributor as the former stockholder of the corporations and will subsequently contribute the subsidiaries to our operating partnership in exchange for common units;

•	the contributors, who are the members and stockholders of limited liability companies and a corporation collectively owning, leasing or holding rights to acquire interests in 49 projects (including interests in two projects from Mr. Meruelo’s parents) and a commercial construction business, will contribute their limited liability company interests and stock to us in exchange for an estimated 29,587,748 shares of our common stock and an estimated $[•] million in cash representing tax coverage payments (which payments will reduce the 29,587,748 shares otherwise issuable to the contributors by an estimated [•] shares) to cover tax on the income and gain described below and on such payments, and we will subsequently contribute the limited liability company interests and stock to our operating partnership in exchange for common units; and

•	our company will assume a $700,000 loan owed to our predecessor business by the contributor affiliated with Mr. Maddux, which loan assumption will reduce the number of shares of common stock that would otherwise be issuable to the contributor affiliated with Mr. Maddux in the formation transactions. The share numbers described above take into account this reduction.

Contingent Issuance of Shares

•	Due to the broad range of alternate uses for the Alameda Square project, the contributors believe that the initial contribution value established for the project is substantially below its potential value. Accordingly, we will have a contingent obligation to issue additional shares of our common stock to a contributor affiliated with Mr. Meruelo in the event that we sell or otherwise dispose of portions of the Alameda Square project on or before the 10th anniversary of the closing of this offering at an aggregate sales price in excess of $170.0 million (regardless of whether disposed of in a taxable transaction). The amount of contingent shares we will issue is a number of shares having a value equal to 50.0% of the amount by which the aggregate of the gross proceeds from any such dispositions exceeds $170.0 million, up to a maximum amount of $70.0 million. For this purpose, any contingent common stock issued will be valued at the greater of the per share initial public offering price and the then prevailing fair market value, as an adjustment to the contribution value. The amount of the contingent shares we will issue will be reduced by the interest imputed on such value by the Internal Revenue Service at the “applicable federal rate” established by the Internal Revenue Service (currently approximately 5.0%), computed from the date of consummation of this offering until such shares are issued to the contributors. Such imputed interest will be paid to the contributors in cash when the contingent stock is issued to such contributor. This project will be contributed to us in exchange for approximately $[•] in shares of our common stock, based on the midpoint of the initial public offering price range on the cover of this prospectus.

•	In addition, one of the limited liability companies to be contributed to us that is owned by a contributor affiliated with Mr. Meruelo, which we refer to as the “MM Fund,” holds an approximately $23.0 million note receivable from another entity affiliated with Messrs. Meruelo and Maddux that will not be contributed to us because the property it owns is subject to condemnation proceedings by the Los Angeles Unified School District, which entity we refer to as the “Taylor Yards Entity.” The note receivable evidences amounts drawn by the MM Fund under our predecessor business’ credit facility with CalPERS, which amounts were loaned to the Taylor Yards Entity in connection with its acquisition of the property now subject to condemnation. We have agreed that, if and when amounts owing under the note receivable are paid and no longer subject to litigation risk, we will issue to one of the contributors affiliated with Mr. Meruelo and the contributor affiliated with Mr. Maddux, a total number of shares of common stock having a value equal to such payments (valuing the common stock for this purpose at the per share initial public offering price, and treating such value as an adjustment to the contribution value), plus pay their interest at the “applicable federal rate” in effect from the date of the closing of this offering through the date of issuance of such shares. Payment of the note receivable depends on the amount of the condemnation proceeds. We expect the condemnation proceeding will be completed, and the note paid in full or in part, within three years after the closing of this offering. We will contribute any proceeds from the note receivable to our operating partnership in exchange for common units.

Tax Matters

•	As a result of the contributions and mergers and the loan assumption described above, the contributors will recognize approximately $[•] million of income and gain. The remainder of the contribution and merger transactions will be tax free to us, our operating partnership and the contributors. Our operating partnership will have a carryover basis in the assets of the limited liability companies and corporations acquired by us such that our basis will be the same as the basis of such limited liability companies and corporations in their assets immediately before our formation transactions, adjusted upward by the gain recognized by the contributors. As a result of the contributions and mergers, we will have substantial built-in taxable income in our assets immediately after the formation transactions. The contributors have agreed that, until the 10th anniversary of the consummation of this offering, a number of shares of the common stock we will issue to them in the contributions and the mergers will be subject to forfeiture in the event we recognize federal or state tax on any of the built-in taxable income in the contributed assets, other than any built-in taxable income of the Alameda Square project. The contributors have agreed that such portion of their shares will not be sold or pledged until the 10th anniversary of the consummation of this offering. The amount of shares the contributors will forfeit is a number of shares having a value equal to the federal and state income tax we owe on the recognized built-in taxable income (valuing the common stock for this purpose at the per share initial public offering price for each forfeited share, as an adjustment to the contribution value received by the contributors), up to an estimated maximum of [•] shares, which equates to $[•] million based on the midpoint of the initial public offering price range on the cover of this prospectus. Any such forfeiture shall be effective on March 15 of the year following the year of sale (the date when the company’s tax returns are due for filing). The actual maximum forfeiture amount, which may be different, is the tax on the portion of the built-in taxable income of our company as a result of the formation transactions that is allocable to the approximately [•]% of our company that will be sold to the public in this offering and that we expect to recognize during the 10-year period beginning with the closing of this offering. The maximum forfeiture amount is subject to decrease proportionately to the extent that if the actual per share initial public offering price in this offering is lower than the midpoint price of the range. The estimated maximum tax liability during the next 10 years described above is based on our current intent to dispose of approximately 24 of our initial projects (including the Alameda Square project) that are commercial, for-rent projects only through tax deferred like-kind exchanges, if disposed of at all. As of September 30, 2006, the estimated inherent tax liability in these 24 projects that is allocable to the estimated percentage ownership in our company of the investors (other than Mr. Meruelo) in this offering (and that is not covered by the forfeitable shares described above) was $[•] million, based on the midpoint of the initial public offering price range on the cover of this prospectus.

Additional Matters

•	In connection with the contributions and mergers, we will directly or indirectly assume approximately $131.5 million in principal amount of mortgage debt secured by our projects that will remain outstanding and that will not be retired with the proceeds of this offering.

•	With the proceeds of this offering, we will repay approximately $187.6 million in principal amount of mortgage debt secured by our projects and $2.6 million in related accrued interest and penalties and repay approximately $150.0 million in principal amount of debt and $26.8 million in accrued current and deferred interest outstanding under the CalPERS credit facility and we are currently in discussions with CalPERS about amending the facility’s terms to reflect the formation transactions, to revise certain covenants and to reduce the interest rate. If the discussions are unsuccessful, the facility will be terminated.

•	With the proceeds of this offering, we will repay approximately $4.6 million in principal and accrued interest on a note held by Mr. Meruelo, who advanced funds to our predecessor business for development activities.

•	Messrs. Meruelo, Maddux, Beckemeyer, Skaggs, McGonagle, Nielsen and Echemendia each will enter into an employment agreement with our company that will include non-competition provisions during the term of employment.

•	Messrs. Meruelo and Maddux will each enter into an additional non-competition agreement with our company that extends one year beyond the term of employment.

•

We will cause our operating partnership to issue, upon closing of this offering, to our executive officers other than Messrs. Meruelo and Maddux an aggregate of approximately 327,835 LTIP units in our operating partnership, and we will issue an aggregate of 312,116 shares of restricted common stock to our other employees and our non-employee directors and certain consultants. The LTIP units, upon achieving parity with the common units and becoming “redeemable” in accordance with the terms of the partnership agreement of our operating partnership, and the restricted shares, will represent less than 1.0% of the shares of our fully-diluted common stock outstanding upon completion of this offering and our formation transactions. The operating partnership will be obligated under its agreement of limited partnership to issue an additional 20,000 LTIP units each year which, based on current employment agreements, will be issued to Messrs. Meruelo and Maddux beginning in 2007.

Each merger and contribution agreement referenced above is subject to all of the terms and conditions of the applicable agreement, including the completion of this offering. We will assume or succeed to all of each contributor’s rights, obligations and responsibilities with respect to the projects, contractual rights to acquire projects and the project-owning entities contributed. The merger and contribution agreements contain representations by the contributors with respect to the ownership of their interests and other matters. The contributors have agreed to indemnify us for breach of these representations and warranties (in most cases for one year after we complete this offering and longer in some cases), subject to certain thresholds and subject to a maximum indemnification obligation of, for most matters, approximately $30.6 million in the aggregate for the contributors affiliated with Mr. Meruelo and approximately $4.4 million in the aggregate for the contributor affiliated with Mr. Maddux and of, for specific other matters, the value of the shares of common stock (valuing such shares at the per share initial public offering price) and the cash received in the formation transactions.

We designed the formation transactions to avoid a significant amount of the conflicts of interest that we and Messrs. Meruelo and Maddux would have experienced if the contributors had contributed our projects directly into our operating partnership in exchange for common units. Such an alternative formation structure would have likely resulted in tax protection agreements with the contributors that may have prohibited our operating partnership from selling certain contributed properties for years, required us to maintain minimum amounts of indebtedness and make minimum amounts of indebtedness available to be guaranteed by the contributors or Messrs. Meruelo and Maddux and otherwise affected how we would have conducted our business. In addition, under such an alternate structure, Messrs. Meruelo and Maddux, as substantial limited partners in our operating partnership, would have had interests that might diverge from those of our stockholders. Under the structure we used, Messrs. Meruelo and Maddux, as substantial indirect owners of our common stock, will have an identity of interest with our other stockholders, including the objective of minimizing corporate tax liability we might realize upon a sale of our projects through using Code Section 1031 like-kind exchanges, where feasible, or other methods. Moreover, because the contributors will have a zero basis in the common stock they will receive, Messrs. Meruelo and Maddux may have an incentive to retain their indirect investment in us to defer the tax on the inherent gain in their common stock. Finally, as described above, we have subjected a portion of the common stock the contributors will receive to risk of forfeiture in the event we recognize tax on the built-in taxable gain.

The number of shares and amount of cash indicated above as payable to the contributors in the formation transactions are estimates and will not be determined until closing. We have agreed to pay the contributors 40,000,000 shares of our common stock, subject to downward adjustment as described in the next three sentences. We have also agreed to pay the contributors an amount of cash approximately equal to the amount of taxes they and their owners will owe on the income and gain they will recognize in the formation transactions (including taxes on such payments). Any cash that we so pay will reduce the 40,000,000 shares of common stock pro rata by a number of shares having a value (using the initial public offering price) equal to the cash payment. The 40,000,000 shares will also be redeemed in connection with our assumption of the $700,000 loan. Secondly, we have contingently agreed to issue additional shares of common stock upon a disposition of the Alameda Square project on or before the 10th anniversary of the closing of this offering. Thirdly, certain shares of common stock to be issued to the contributors are subject to forfeiture in the event we recognize a portion of the built-in income we will have as a result of the formation transactions. Lastly, we have contingently agreed to issue additional shares of common stock upon payment of amounts owing under the note receivable from the Taylor Yards Entity. See “— Formation Transactions and Contribution of Projects”

The number of shares of common stock to be issued and cash to be paid in exchange for the equity interests in the entities owning interests in our projects and in connection with the corporate mergers was determined in arm’s length negotiations between our underwriters and our executive officers based on the costs incurred to acquire and improve the projects, a discounted cash flow analysis, an internal rate of return analysis and an assessment of the fair market value and future development potential of the projects. No single factor was given greater weight than any other in valuing the projects, and the values attributed to the projects do not necessarily bear any relationship to the book value for the applicable project. We did not obtain any third-party appraisals of the projects or any other independent third-party valuations or fairness opinions in connection with the formation transactions. As a result, the consideration we pay for the equity interests in the entities owning our projects in the formation transactions may exceed their fair market value. The aggregate number of shares of common stock to be received by each member of our management team in connection with the formation transactions is set forth in “— Formation Transactions and Contribution of Projects — Benefits to Related Parties.”

The contribution and merger agreements provide us, in our sole discretion, exercisable before the pricing of this offering and without the consent of the contributors, with the ability to not acquire any particular limited liability company or corporation covered thereby and to increase or decrease the number of shares of common stock otherwise issuable thereunder based on changes in the assumptions underlying the expected valuations of our projects.

As a result of the formation transactions, Messrs. Meruelo and Maddux will indirectly through affiliates own an estimated [•]% of our outstanding shares of common stock.

At the closing of this offering, we will sell 40,000,000 shares of our common stock at the initial public offering price. The partnership agreement of our operating partnership obligates us to invest the net proceeds of any sale of common stock or preferred stock of the operating partnership in exchange for economically equivalent common units of limited partnership interest. As a result, we will contribute the net proceeds of the offering to our operating partnership in exchange for common units of our operating partnership.

Our Structure

The following chart reflects our organization following completion of this offering and the formation transactions:

(1)	Includes shares subject to forfeiture, but excludes shares that we have a contingent obligation to issue. In the event the contingent shares were included in the calculation, affiliates of Messrs. Meruelo and Maddux would own [•]% of our company.
(2)	Includes 312,116 shares of restricted stock, or less than 1.0% of our company, that will be issued to certain of our employees, consultants and non-employee directors.
(3)	Ownership percentage is shown on a fully vested basis.

Benefits to Related Parties

Upon completion of this offering and the formation transactions, our executive officers directly or indirectly, through one or more affiliates, will receive material financial and other benefits, as shown below. For a more detailed discussion of these benefits see “Management.”

The consideration (other than salary, bonus and other employment-related benefits beyond LTIP units) to be issued or paid to members of our management team is described below:

NAME	CASH (1)			COMMON STOCK (2)	LTIP UNITS (3)	TOTAL CONSIDERATION RECEIVED (4)
Richard Meruelo		—		34,992,106	10,000	$	[	•]
John Charles Maddux	$	[	•]	4,954,048	10,000	$	[	•]
Lynn Beckemeyer		—		—	64,167	$	[	•]
Fred Skaggs		—		—	50,167	$	[	•]
Ted McGonagle		—		—	50,167	$	[	•]
Todd Nielsen		—		—	81,667	$	[	•]
Miguel Enrique Echemendia		—		—	81,667	$	[	•]

(1)	The amount of cash is estimated and will depend on the tax coverage payment with respect to the deemed tax liability the contributors recognize in the formation transactions. The cash amount will reduce the number of shares otherwise issuable to the contributors. See “— Formation Transactions and Contribution of Projects” above.
(2)	The number of shares is estimated and will depend on the amount of income and gain the contributors recognize in the formation transactions and assumes no issuance of up to [•] shares that we have a contingent obligation to issue. In addition, an estimated [•] of the shares indicated in the table will be subject to forfeiture for 10 years. See “— Formation Transactions and Contribution of Projects” above.
(3)	The LTIP units have forfeiture provisions that expire ratably over the first three anniversaries of the date of grant. Beginning in 2007, Messrs. Meruelo and Maddux will each receive at least 10,000 LTIP units annually. The grants to the remaining officers are one-time grants in connection with this offering.
(4)	For purposes of this table, each LTIP unit is valued at $[•], which is the mid-point of the range on the cover of this prospectus.

In addition, we will use proceeds from this offering to pay off approximately $4.6 million in principal and accrued interest on a note due February 15, 2007 that bears current interest at 9.5% annually held by Mr. Meruelo, who advanced funds to our predecessor business for development activities.

In connection with our formation transactions, our company will assume a $700,000 loan payable owed to our predecessor business by the contributor affiliated with Mr. Maddux. This loan assumption will reduce the number of shares of common stock that would otherwise be issuable to the contributor affiliated with Mr. Maddux in the formation transactions. In addition, in connection with our formation transactions and the consummation of this offering, Messrs. Meruelo and Maddux, entities affiliated with them and Mr. Meruelo’s parents will each be released from an aggregate of approximately $622.9 million in obligations to guarantee debt related to the contributed projects (including, in some cases, multiple guarantee obligations on the same debt). We will use the proceeds from this offering to pay off portions of this guaranteed debt, and our operating partnership will assume any outstanding remainder. As a result, Messrs. Meruelo and Maddux, entities affiliated with them and Mr. Meruelo’s parents will be released from their respective obligations to guarantee the debt.

Employment Agreements and Other Arrangements

Upon completion of this offering, each of Messrs. Meruelo and Maddux will enter into an employment agreement with our company, which will each have a term of three years. Messrs. Beckemeyer, Skaggs, McGonagle, Nielsen and Echemendia each will enter into an employment agreement with our company that will have a term of two years. However, the terms of each respective employment agreement will be automatically extended for successive one-year periods unless, not later than 60 days prior to the termination of the existing term, either party provides notice to the other party of its intent not to further extend the term. The employment agreements will also provide for an annual base salary, minimum bonuses and eligibility for additional bonuses and participation in all of the employee benefit plans and arrangements made available by us to our similarly situated officers. See “Management — Employment Agreements.”

Furthermore, upon completion of this offering Messrs. Beckemeyer, Skaggs, McGonagle, Nielsen and Echemendia will receive, in the aggregate, 327,835 LTIP units in our operating partnership that will have forfeiture restrictions that lapse ratably over the first three anniversaries of the date of grant.

We expect to enter into indemnification agreements with our executive officers and directors that require us to indemnify each in certain circumstances, in the manner and to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Registration Rights Agreements

Certain of our directors and officers will receive registration rights with respect to the equity securities acquired by them in the formation transactions. See “Shares Available for Future Sale — Registration Rights.”

Additional Related-Party Transactions

As part of this offering, we plan to sell, at the initial public offering price, approximately [•] shares of common stock directly to Mr. Meruelo or an entity controlled by Mr. Meruelo.

Following completion of this offering, we will continue to manage on a quarterly fee-for-service basis six industrial and commercial properties, one single-family residential construction project and one parcel of vacant land owned directly or indirectly by the parents of Mr. Meruelo. Our management fees for these properties are 3% of the properties’ gross revenues estimated at approximately $150,000 annually. Our predecessor business was paid approximately $602,200 in December 2005, comprising its fees for managing during 2005 certain properties owned by Mr. Meruelo’s parents and a one-time commission attributable to the sale of a property owned by Mr. Meruelo’s parents. We believe that the management fee structure we negotiated reflects the fair market value of the management services we provide in the locations where the services are provided.

We will acquire interests in three projects from entities owned directly or indirectly by the parents of Mr. Meruelo — Overland Terminal, Pomona Village and Pomona Retail. An entity owned by the parents of Mr. Meruelo has the Overland Terminal project under contract. Its right to buy the project was challenged by the seller, but following a trial in September 2006, the court ruled that the entity owned by the parents of Mr. Meruelo, as buyer, has a valid right to buy the property. We have agreed to purchase the property from the entity owned by the parents of Mr. Meruelo once it has acquired the property from its seller. The seller has appealed the court’s decision and so our rights to purchase the property at cost for $16.7 million remain subject to the successful resolution of this litigation. During the course of the dispute, we acquired a 12.5% interest in the partnership that owns this project. We will also have interests in a pending purchase and sale agreement to acquire the remaining 27.67 acres of the Pomona Village and Pomona Retail projects, which we intend to purchase for $19.5 million during the first quarter of 2007. Any required enforcement of the terms and conditions of the purchase contracts for our Overland Terminal, or Pomona Village and Pomona Retail projects will be subject to independent director review and approval. Though not negotiated at arm’s length, we believe that the consideration negotiated and to be paid for the remaining interests in these projects reflects their fair market value.

In connection with the redevelopment of our South Park Towers project, a corporation owned by Mr. Meruelo leases restaurant space from us for approximately $40,000 per month, on a month-to-month basis commencing January 1, 2007. The term of the lease will be determined in accordance with the final project redevelopment plans. Though not negotiated at arm’s length, we believe that the lease payments reflect fair market value.

Excluded Assets

Within our geographic focus of California, Messrs. Meruelo and Maddux will continue to own, indirectly through affiliates, two adjacent commercial properties that will not be contributed to us because the substantial majority of the properties is subject to condemnation proceedings. Outside California, Messrs. Meruelo and Maddux will continue to own real estate investments, including commercial properties.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our policies with respect to investments, financing and certain other activities. Our policies with respect to these activities have been determined by our Board of Directors and, in general, may be amended and revised from time to time at the discretion of our Board of Directors without notice to or a vote of our stockholders. We cannot assure you that any of our investment objectives will be obtained.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We focus on opportunistically acquiring, adding value by developing, redeveloping, repositioning, financing, managing and disposing of industrial, commercial, residential and mixed-use real estate projects, located in California. We may, from time to time, invest in other types of projects. Our executive officers will identify and negotiate acquisition opportunities.

We may also participate with third parties in project ownership, through joint ventures or other types of co-ownership. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our portfolio.

We conduct substantially all of our investment activities through our operating partnership and its subsidiaries. Our objective is to provide attractive returns to stockholders through a combination of capital appreciation, asset sales and cash flow.

There are no limitations on the amount or percentage of our total assets that we may invest in any one project. Additionally, we have not established limits on the concentration of our investments in any one location or type of project. We currently expect to incur additional debt in connection with future acquisitions of real estate. Additional criteria with respect to our property investments are described in “Our Business and Projects — Our Strategies.”

It is our policy to acquire projects primarily for possible capital appreciation that may be achieved through major renovation, redevelopment or development. We may also acquire properties primarily for income anticipated after renovation, development or redevelopment, but we do not have a policy of acquiring properties that, at the time of acquisition, have stable occupancies and low vacancies primarily for the income generated by such properties.

Structured Real Estate Mortgages

We may originate, acquire and/or invest in, additional various types of structured real estate instruments in properties located in our target market, and we do not have a policy limiting our ability to acquire loans secured by properties or to make loans to other persons. We may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value we receive for the property sold.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

In general, we do not engage in any significant investment activities with other entities. However, we may acquire the securities of other issuers in connection with acquisitions of indirect interests in properties (normally general or limited partnership interests in special purpose partnerships owning properties). We may in the future acquire some, all or substantially all of the securities or assets of other companies, real estate investment trusts or similar entities where that investment would be consistent with our investment policies. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer. However, we do not anticipate investing in other issuers of securities for the purpose of exercising control or acquiring any investments primarily for sale in the ordinary course of business or holding any investments with a view to making short-term profits from their sale. In any event, we do not intend that our investments in securities will require us to register as an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act, and we intend to divest securities before any such registration would be required.

We have not engaged in and do not intend to engage in trading, underwriting, agency distribution or sales of securities of other issuers.

Financing Policies

We do not have a policy limiting the amount of debt that we may incur, although we intend to limit our total debt to 60.0% to 70.0% of our total assets. Accordingly, our management and Board of Directors have discretion to increase the amount of our outstanding debt at any time. Upon the acquisition of our projects under contract and the application of the net proceeds of this offering as described in “Use of Proceeds,” our total debt to total assets ratio will be approximately 19.0%.

We consider a number of factors when evaluating our level of indebtedness and making financing decisions, including, among others, the following:

•	overall level of consolidated indebtedness;

•	timing of debt and lease maturities;

•	provisions that require recourse and cross-collateralization;

•	corporate financial ratios, including debt service coverage and debt to assets; and

•	the overall ratio of fixed and variable-rate debt.

We also consider the impact of individual property financings on our corporate financial structure. Among the factors we will consider are:

•	the interest rate on the proposed financing;

•	the extent to which the financing affects the flexibility with which we can manage our projects;

•	prepayment penalties and restrictions on refinancing;

•	our long-term objectives with respect to the property;

•	comparable property sales;

•	our target investment return;

•	the terms of the existing property leases;

•	the creditworthiness of tenants leasing the property;

•	the estimated market value of the property upon refinancing; and

•	the ability of particular properties, and our company as a whole, to generate cash flow to cover expected debt service.

Our indebtedness may be recourse, non-recourse or cross-collateralized. If the indebtedness is recourse, our general assets may be attached by the lender to satisfy the indebtedness. If the indebtedness is non-recourse, the lender may satisfy the debt only from the particular property collateralizing the indebtedness. In addition, we may invest in properties subject to existing loans secured by mortgages or similar liens on the properties. We may use the proceeds from any borrowings to refinance existing indebtedness, to finance acquisitions or the redevelopment of existing properties or for general working capital. We may incur indebtedness for other purposes when, in our opinion, it is advisable.

Disposition Policy

Subject to the terms of the limited liability company agreements that govern our structured real estate investments, we will consider disposing of properties if our management determines that a sale of a property would be in our best interest based on the price being offered for the property, the historical and anticipated operating performance of the property, the tax consequences of the sale, the opportunities for us to reinvest the sale proceeds and other factors and circumstances surrounding the proposed sale.

Equity Capital Policies

Subject to applicable law, our Board of Directors has the power, without further stockholder approval, to issue additional shares of common stock and preferred stock or otherwise raise capital, including through the issuance of senior securities, in any manner and on the terms and for the consideration it deems appropriate, including in exchange for property or other assets. Existing stockholders will have no preemptive right to additional stock issued in any offering, and any offering might cause a dilution of their investment. We may in the future issue common stock in connection with acquisitions. We also may acquire property in exchange for common units of our operating partnership from property owners who desire a tax-deferred contribution transaction.

Our Board of Directors may authorize the issuance of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders. Additionally, preferred stock could have dividend, voting, liquidation and other rights and preferences that are senior to those of our common stock.

We may, under certain circumstances, purchase common stock in the open market or in private transactions with our stockholders, if those purchases are approved by our Board of Directors. Our Board of Directors has no current intention of causing us to repurchase any stock.

In the future, we may institute a dividend reinvestment plan, or DRIP, which would allow our stockholders to acquire additional common stock by automatically reinvesting their cash dividends. Stock would be acquired pursuant to the plan at a price equal to the then prevailing market price, without payment of brokerage commissions or service charges. Stockholders who do not participate in the plan will continue to receive cash dividends as declared. Stockholders who participate will still be taxed on the amount reinvested and will have to pay the tax on such amounts from other sources.

Conflicts of Interest Policies

Our Board of Directors is subject to the provisions of Delaware law that are designed to eliminate or minimize potential conflicts of interest. We cannot assure you that these policies always will be successful in eliminating the influence of those conflicts.

Neither our certificate of incorporation nor our bylaws prohibit any of our directors, officers, security holders or affiliates from (a) having any direct or indirect pecuniary interest in any investment that we might acquire or dispose of or in any transaction to which we are a party or have an interest, or (b) engaging for their own account in business activities of the types conducted or to be conducted by us, nor do we have any policies with respect to such matters. However, each of our executive officers will enter into an employment agreement with us that includes a non-competition provision for the term of his employment, and our Board of Directors will adopt a Code of Business Conduct and Ethics upon the closing of this offering that contains a policy prohibiting conflicts of interest between our officers, employees and directors on the one hand, and our company on the other hand, except where our Board of Directors waives the conflict. In addition, Messrs. Meruelo and Maddux will each enter into an additional non-competition agreement with our company that extends beyond the term of the agreement. Any waiver of our conflict of interest policy will be disclosed to our stockholders in accordance with SEC requirements.

Our conflicts of interest policy states that a conflict of interest exists when a person’s private interest is not aligned or interferes or appears not to be aligned or to interfere, in any way, with our company’s interest. The policy prohibits us, absent the approval of a majority of the disinterested directors, from entering into agreements, transactions or business relationships, or otherwise taking actions that involve conflicts of interest. For example, under this policy, we will not, absent the approval of a majority of the disinterested directors, among other things:

•	acquire from or sell to any of our directors, officers or employees, any entity in which any of our directors, officers or employees has an interest of more than 5.0%, or to any affiliate of any of the foregoing, including family member of any of our directors, officers or employees, any assets or other property;

•	make any loan to or borrow from any directors, officers or employees, any entity in which any of our directors, officers or employees has an interest of more than 5.0%, or to any affiliate of any of the foregoing, including family members of any of our directors, officers or employees;

•	engage in any other transaction with any of our directors, officers or employees, any entity in which any of our directors, officers or employees has an interest of more than 5.0%, or with any affiliate of any of the foregoing, including family members of any of our directors, officers or employees; or

•	permit any of our directors or officers to make recommendations regarding or to approve compensation decisions that will personally benefit such directors or officers or their family members.

Under Delaware law, a contract or other transaction between us and a director or between us and any other corporation or other entity in which one of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of the common directorship or interest, the presence of the director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor of the transaction or contract if:

•	the transaction or contract is authorized, approved or ratified by the Board of Directors or a committee of the Board, after disclosure of the common directorship or interest, by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum, or by a majority of the votes cast by disinterested stockholders;

•	the transaction or contract is authorized or approved by our stockholders, after disclosure of the common directorship or interest; or

•	the transaction or contract is fair and reasonable to us at the time it is authorized, approved or ratified by our Board of Directors or our stockholders.

In addition, pursuant to Delaware law, each director is obligated to offer to us any business opportunity (with certain limited exceptions) that comes to him or her and that we reasonably could be expected to have an interest in pursuing.

Some of our directors and officers may be subject to certain conflicts of interest in fulfilling their responsibilities to us. See “Certain Relationships and Related Transactions.”

Conflicts with Respect to our Operating Partnership

Our duties as the general partner to our operating partnership and its partners may come into conflict with the duties of our directors and officers to our company. Our directors and officers have duties to our company under applicable Delaware law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership have duties to our operating partnership and to its limited partners under Delaware law, as modified by the operating partnership’s partnership agreement, in connection with the management of our operating partnership.

Unless otherwise provided for in the relevant partnership agreement (such as ours), Delaware law generally would require a general partner of a Delaware limited partnership (like our operating partnership, of which we are the general partner) to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. In contrast, our operating partnership’s partnership agreement does not have any fiduciary duty requirements for us as general partner. We will adopt a policy to be included in our Code of Business Conduct and Ethics which requires that all contracts and transactions between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the disinterested directors. Where appropriate, in the judgment of the disinterested and independent directors, our Board of Directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our Board of Directors will have no obligation to do so. The partnership agreement of our operating partnership does not require us to resolve such conflicts in favor of either our stockholders or the limited partners in our operating partnership.

Additionally, the partnership agreement expressly limits our liability by providing that neither the company nor any of our directors or officers will be liable or accountable in damages or otherwise to our operating partnership, the limited partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment, mistakes of fact or law or for any act or omission if we or such director or officer, acted in good faith and in a manner that the company or the director or officer reasonably believed to be in or not opposed to the best interest of our operating partnership and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. In addition, our operating partnership is required to indemnify us, the general partner, our directors and both our officers and employees and those of our operating partnership and other persons we may designate from time to time, to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, as set forth in the partnership agreement, incurred by us or the other persons, provided that we acted in good faith and in a manner we or the other persons reasonably believed to be in or not opposed to the best interest of our operating partnership and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

We have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties that would be in effect under common law were it not for the partnership agreement.

Reporting Policies

After this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended. Pursuant to these requirements, we will file periodic reports, proxy statements and other information, including audited financial statements, with the SEC. We intend to make available to our stockholders upon request copies of our audited annual financial statements and annual reports. Following this offering, we also intend to make the reports we file with the SEC available on our website.

Policies with Respect to Other Activities

We may, but do not presently intend to, make investments other than as previously described. We have authority to offer shares of our common stock or other equity or debt securities in exchange for property and to repurchase or otherwise re-acquire shares of our common stock or other equity or debt securities in exchange for property. Similarly, we may offer additional common units of our operating partnership in exchange for property. Although we have not made loans to third parties, we may in the future make loans to third parties. As described under “The Operating Partnership — Redemption Rights,” we expect, but are not obligated, to issue shares of our common stock to holders of common units upon exercise of their respective redemption rights. Our Board of Directors has no present intention of causing us to repurchase any common stock. We may issue preferred stock, from time to time, in one or more series, as authorized by our Board of Directors without stockholder approval. See “Description of Stock — Preferred Stock.” We intend to make investments in such a way that we will not be treated as an “investment company” under the 1940 Act, as amended. Our policies with respect to such activities may be reviewed and modified from time to time by our Board of Directors without notice to or the vote of the stockholders.

PRINCIPAL STOCKHOLDERS

The following table presents information regarding the beneficial ownership of our common stock following completion of this offering and the formation transactions, with respect to:

•	each of our directors and director nominees;

•	each of our named executive officers; and

•	all directors, director nominees and executive officers as a group.

Other than Messrs. Meruelo and Maddux, we are not aware of any person that will be the beneficial owner of more than 5.0% of our outstanding common stock upon completion of this offering and our formation transactions. Unless otherwise indicated, the business address for each of the identified stockholders is 761 Terminal Street, Building 1, Second Floor, Los Angeles, California 90021.

Name of Beneficial Owner	Shares of Common Stock (1)		Percent of Common Stock (2)
Richard Meruelo	[	•](3)	[	•]%
John Charles Maddux	4,954,048		6.2%
Lynn Beckemeyer	64,167		*
Fred Skaggs	50,167		*
Ted McGonagle	50,167		*
Todd Nielsen	81,667		*
Miguel Enrique Echemendia	81,667		*
John B. Hansen	1,920		*
[•]	1,920		*
Philip S. Payne	1,920		*
Richard Garcia Polanco	1,920		*

All directors, director nominees and executive officers as a group	[	•]	[	•]%

*	Represents ownership of less than 1.0%.
(1)	Includes ownership of LTIP units that, upon achieving parity with the common units and becoming “redeemable” in accordance with the terms of the partnership agreement of our operating partnership, may be redeemed for cash or, at our option, an equal number of shares of our common stock. For information on the number of LTIP units received by each executive officer in connection with our formation transactions, see “Certain Relationships and Related Transactions — Formation Transactions and Contribution of Projects — Benefits to Related Parties.”
(2)	Assumes 80,258,470 shares of our common stock are outstanding immediately following this offering, including shares subject to forfeiture, but excluding shares that we have a contingent obligation to issue. The total number of shares outstanding used in calculating this percentage assumes that no LTIP units held by other persons achieve parity with the common units of our operating partnership, become non-forfeitable, and are redeemed for shares of common stock. In the event the contingent shares were included in the calculation, affiliates of Messrs. Meruelo and Maddux would own approximately [•]% of our company.
(3)	Includes [•] shares of common stock we plan to sell directly to Mr. Meruelo or an entity controlled by Mr. Meruelo in this offering at the initial public offering price. Mr. Meruelo has pledged [•] shares as collateral for a loan made by an affiliate of one of the underwriters in this offering.

SHARES AVAILABLE FOR FUTURE SALE

General

Upon the completion of this offering, we will have 80,258,470 shares of common stock outstanding, including 40,258,270 shares of common stock issued in our initial capitalization and formation transactions, including shares subject to forfeiture, but excluding shares that we have a contingent obligation to issue and excluding LTIP units. Shares of our common stock issued in our formation transactions will be subject to transfer restrictions under the Securities Act as more fully described below under “— Rule 144.” Our common stock issued in this offering will be freely tradeable by persons other than our affiliates.

Redemption Rights

Pursuant to the partnership agreement of our operating partnership, any holder of common units of our operating partnership (other than us) will have the right to redeem their common units. When a limited partner exercises this right, the partnership must redeem its common units in exchange for cash or, at our option, common stock or “redemption shares,” on a one-for-one basis. These redemption rights generally may be exercised by the limited partners at any time after one year following the issuance of the common units. See “The Operating Partnership Agreement — Redemption Rights.” Non-forfeitable LTIP units may also be redeemed after certain conditions have occurred to cause the LTIP units to achieve capital account parity with the common units. See “Management — 2007 Equity Incentive Plan — Awards Under the 2007 Equity Incentive Plan — LTIP Units.” Redemptions are potentially subject to time-delay restrictions.

Rule 144

All of the shares of common stock issued in our formation transactions and any redemption shares, if and when issued, will be “restricted” securities under the meaning of Rule 144 of the Securities Act. These shares may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including exemptions contained in Rule 144.

In general, under Rule 144 as currently in effect, if one year has elapsed since the date of acquisition of restricted shares from us or any of our affiliates, the holder of such restricted shares can sell such shares; provided that the number of shares sold by such person within any three-month period cannot exceed the greater of:

•	1.0% of the total number of shares of our common stock then outstanding; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. If two years have elapsed since the date of acquisition of restricted shares from us or any of our affiliates and the holder is not one of our affiliates at any time during the three months preceding the proposed sale, such person can sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice or public information requirements.

Registration Rights

We have agreed to file a shelf registration statement with the SEC on or about the first anniversary of the closing of this offering, and thereafter to use our best efforts to have the registration statement declared effective, covering the continuous resale of the shares of common stock issued to the affiliates of Messrs. Meruelo and Maddux in the formation transactions and the shares of common stock underlying the LTIP units issued to our executive officers. Upon effectiveness of any such registration statement, those persons may sell such shares covered by the registration statement in the secondary market without being subject to the volume limitations or other requirements of Rule 144. We will bear expenses incident to the registration requirements other than any selling commissions and transfer taxes or certain other fees or taxes relating to such shares.

Registration rights may be granted to future sellers or contributors of properties to our operating partnership who may receive, in lieu of cash, common stock, common units or other securities convertible into common stock or common units.

Prior to this offering, there has been no public market for our common stock. Listing of our common stock on The Nasdaq Global Market™ is expected to be effective upon the completion of this offering. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of common stock, or the perception that such sales could occur, may affect adversely prevailing market prices of the common stock.

Lock-up Agreements

For a description of certain restrictions on transfers of our common stock held by certain of our stockholders, see “Underwriting.”

DESCRIPTION OF STOCK

The following description is a summary of the rights and preferences of our common stock and preferred stock and related provisions of our certificate of incorporation and bylaws, as they will be in effect upon the closing of this offering. We will amend our certificate of incorporation to reflect the provisions below concurrent with the closing of this offering. Certain provisions in our certificate of incorporation and bylaws may have the effect of delaying, deferring or preventing a takeover of our company (including transactions in which stockholders might otherwise receive a premium for their shares over the then current prices) unless the takeover or change in control is approved by our Board of Directors. In addition, because Messrs. Meruelo and Maddux will indirectly own an estimated [•]% of our voting stock following the formation transactions, they will control a significant stake in our company making it more difficult for stockholders to vote to change the composition of the Board of Directors or effect a takeover or a change in control of the company without the approval of Messrs. Meruelo and Maddux. The summary is not complete. For more detailed information, please see our certificate of incorporation and bylaws, copies of which have been filed as exhibits to our registration statement of which this prospectus is a part.

General

Our authorized capital stock will consist of 200 million shares of common stock, $0.01 par value per share, and 50 million shares of preferred stock, $0.01 par value per share. As of the closing of this offering, after giving effect to the formation transactions and the sale of shares by us, we expect 80,258,470 shares of our common stock will be outstanding (86,258,470 if the over-allotment option is exercised in full). No shares of our preferred stock will be outstanding upon the closing of this offering.

Additionally, 1,360,049 shares of common stock have been reserved for future issuances upon completion of this offering under our 2007 Equity Incentive Plan.

Common Stock

The holders of our common stock are entitled to one vote per share on any matter submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive, when, if any, as declared by our Board of Directors, out of assets legally available therefor, such dividends or distributions as may be declared from time to time by our Board of Directors. See “Dividend Policy.” Subject to preferences that may be applicable to any outstanding shares of preferred stock, in the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the funds and assets that may be legally distributed to the stockholders shall be distributed among the holders of the then outstanding common stock pro rata according to the number of shares of common stock held by each holder thereof. Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, validly issued, fully paid and nonassessable.

Preferred Stock

Our Board of Directors has the authority, without further action by our stockholders, to issue up to 50 million shares of preferred stock in one or more series. In addition, our Board of Directors may fix the rights, preferences and privileges of any series of preferred stock it may determine to issue. These rights may include a preferential return in the event of our liquidation, the right to receive dividends if declared by the Board of Directors, special dividend rates, conversion rights, redemption rights, superior voting rights to the common stock, the right to protection from dilutive issuances of securities, or the right to approve corporate actions. Any or all of these rights may be superior to the rights of the common stock. As a result, preferred stock could be issued with terms that could delay or prevent a change in control or to make removal of our management more difficult. Additionally, our issuance of preferred stock may decrease the market price of our common stock. At present, we have no plans to issue any shares of preferred stock.

Anti-Takeover Provisions

Delaware Law

Upon the closing of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging under certain circumstances in a “business combination” with any “interested stockholder,” defined as a stockholder who owns 15.0% or more of the corporation’s outstanding voting stock, as well as their affiliates and associates, for three years following the date that the stockholder became an interested stockholder unless:

•	the transaction that resulted in the stockholder becoming an interested stockholder was approved by the Board of Directors prior to the date the interested stockholder attained this status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the relevant date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exception, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may opt out of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of the provisions of Section 203. This statute could prohibit or delay mergers or other takeover or change-of-control attempts for us and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Our Board of Directors has approved the issuance of the shares of common stock to be issued in our formation transactions. As a result, the shares of common stock we issue in our formation transactions will not cause a person to become an interested stockholder, and neither the entities controlled by Messrs. Meruelo and Maddux that will contribute our projects to us nor Messrs. Meruelo and Maddux will be interested stockholders.

Certificate and Bylaw Provisions

Our Board of Directors.    Our bylaws provide that the authorized number of our directors may be changed only by a resolution of the Board of Directors. Except as provided by our Board of Directors in setting the terms of any series of preferred stock, any vacancy may be filled by a majority of the directors then in office, even if the remaining directors do not constitute a quorum, or by a sole remaining director. Any director elected to fill a vacancy will serve until the next annual meeting and until his or her successor is elected and qualified.

Our directors serve for a term of one year and until their successors are elected and qualified. Holders of shares of our voting stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders at which directors are elected, the holders of a majority of the shares of our voting stock will be able to elect all of the successors of the directors being elected at that meeting.

No Ability to Act by Written Consent.    Our certificate of incorporation provides that stockholders may not act by written consent, but rather may only act at duly called meetings. Our certificate of incorporation and bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the Chairman of the Board of Directors, our Chief Executive Officer or our President, pursuant to a resolution adopted by a majority of the Board of Directors or by stockholders holding in excess of 25.0% of our common stock. Should any stockholder desire to present business at any annual meeting, they must comply with certain advance notice provisions in our bylaws described below.

Advance Notice of Director Nominations and New Business.    Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to our Board of Directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by our Board of Directors or (iii) by a stockholder of record who is entitled to vote at the meeting and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of stockholders, only the business specified in the notice of the meeting may be brought before the meeting.

Amendment to Our Certificate of Incorporation and Bylaws.    The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the stock entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Neither our certificate of incorporation nor our bylaws require a higher percentage.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company.

Listing

We have applied to list our common stock on The Nasdaq Global Market™ under the symbol “MMPI.”

THE OPERATING PARTNERSHIP AGREEMENT

The following is a summary of material provisions in the agreement of limited partnership of our operating partnership. For more detail, you should refer to the agreement of limited partnership itself, a copy of which is available upon request. See “Where You Can Find More Information.”

General

We are the sole general partner of Meruelo Maddux Properties, L.P., our operating partnership, which was formed to acquire and own substantially all of our assets. Pursuant to the partnership agreement, as the sole general partner of the operating partnership, we have full, exclusive and complete responsibility and discretion in the management and control of our operating partnership, including the ability to cause the partnership to enter into certain major transactions, including a merger of our operating partnership or a sale of substantially all of the assets of our operating partnership, subject to any lock-up provisions that we may agree to in future contribution agreements prohibiting the taxable sale of certain contributed properties for a number of years for tax purposes. In general, we may amend the partnership agreement without the consent of the limited partners. However, the partnership agreement may not be amended, and no action may be taken by the general partner, without the consent of each limited partner adversely affected thereby, if such amendment or action would (i) convert a limited partner interest in our operating partnership into a general partner interest (except as a result of the general partner acquiring such partnership interest), (ii) modify the limited liability of a limited partner, (iii) alter the rights of any partner to receive the distributions to which such partner would be entitled to in the partnership agreement or alter the allocations specified in the partnership agreement as compared with the intended economic distribution priorities set forth in the partnership agreement, (iv) alter or modify the redemption rights or the conversion ratio for common units of our operating partnership into cash or shares of common stock or (v) amend the amendment provisions of the partnership agreement.

The limited partners of our operating partnership expressly acknowledge that, as general partner of our operating partnership, we are acting for the benefit of the operating partnership, the limited partners and our stockholders, collectively. Our company is under no obligation to give priority to the separate interests of the limited partners or our stockholders in deciding whether to cause our operating partnership to take or decline to take any actions, except as otherwise provided in a contribution agreement.

Although all of our assets are held through our operating partnership structure, we may in the future elect for various reasons to hold certain of our assets directly rather than through our operating partnership. In the event we elect to hold assets directly, the income of our operating partnership will be allocated as between us and limited partners so as to take into account the performance of such assets.

Management Responsibilities, Liability and Indemnification

Our directors and officers have duties under applicable Delaware law to manage us in a manner consistent with the best interest of our company. At the same time, we, as the general partner of our operating partnership have duties to our operating partnership and to its limited partners under Delaware law in connection with the management of our operating partnership, as modified by the operating partnership’s partnership agreement, which does not have any fiduciary duty requirements for us as the general partner. Our duties, as the general partner, to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to our company.

If in the future we issue common units of our operating partnership to third parties who contribute real property (or interests in entities owning real property) to us, and we subsequently wish to sell or refinance the contributed property, the partners who contributed the property may recognize tax on any built-in gain that existed at the time the property was contributed to us. In addition, a sale of all or substantially all of our assets, or a merger or other business combination transaction, that we undertake in the future could result in adverse tax consequences to the limited partners of our operating partnership that are disproportionate to the tax consequences of the transaction to us or our stockholders. As a result, it is possible under certain circumstances that we could be required to obtain the consent of the limited partners of our operating partnership in order to proceed with one of the foregoing transactions. If we are unable to obtain the consent of our limited partners, we may be unable to proceed with the transaction even if our Board of Directors and our senior management team believe the transaction is in the best interest of our company and our stockholders.

The partnership agreement expressly limits our liability by providing that we and our directors, officers, agents and employees are not liable or accountable in damages or otherwise to our operating partnership, the limited partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment, mistakes of fact or law or of any act or omission if we or the director, officer, agent or employee acted in good faith. In addition, the partnership agreement provides for indemnification of us, as the general partner, our directors, our officers and employees and those of the operating partnership, or one of their subsidiaries and other persons as we may designate from time to time (each a “Covered Person” and collectively, the “Covered Persons”), to the fullest extent permitted by applicable law, against any and all losses, claims, damages, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of our operating partnership as set forth in the partnership agreement, incurred by a Covered Person, provided that the Covered Person acted in good faith and in a manner the Covered Person reasonably believed to be in or not opposed to the best interest of our operating partnership and, with respect to any criminal action or proceeding, with no reasonable cause to believe the conduct was unlawful (subject to the exceptions described above under “—Management Responsibilities, Liability and Indemnification”).

Capital Contributions

Pursuant to the partnership agreement, upon the issuance of our stock other than in connection with a redemption of common units, we will generally be obligated to contribute or cause to be contributed the cash proceeds or other consideration received from the issuance to our operating partnership in exchange for, in the case of common stock, common units, or in the case of an issuance of preferred stock, preferred units with designations, preferences and other rights, terms and provisions that are substantially the same as the designations, preferences and other rights, terms and provisions of the preferred stock. Our operating partnership will be deemed to have simultaneously paid the transaction expenses and costs associated with such offering. If our operating partnership requires additional funds at any time in excess of capital contributions made by us or from borrowing, we may borrow funds from a financial institution or other lender and lend such funds to our operating partnership on the same terms and conditions as are applicable to our borrowing of such funds. In addition, we are authorized to cause our operating partnership to issue common units for less than fair market value if we conclude in good faith that such issuance is in the best interest of our operating partnership and our company, for example, a compensatory interest in future operating partnership profits granted to a key employee for services rendered or to be rendered to the operating partnership (including an LTIP unit).

Operations

The partnership agreement provides that we, on behalf of our operating partnership, shall use our reasonable commercial efforts not to take any action which would result in our operating partnership being a “publicly-traded partnership” under and as such term is defined in Section 7704 of the Code, which classification could result in our operating partnership being taxed as a corporation, rather than as a disregarded entity or a partnership.

Our operating partnership is structured to make distributions with respect to limited partnership interests of the operating partnership, or common units, to limited partners that will be equivalent to the dividends made to our common stockholders. Our operating partnership is structured to permit limited partners in our operating partnership to exchange (in a taxable transaction) their common units for cash or, at our election, shares of our common stock on a one-for-one basis (subject to anti-dilution adjustments) and, if our shares are then listed, achieve liquidity for their investment.

The partnership agreement provides that holders of partnership units are entitled to receive quarterly distributions of available cash (1) first, with respect to any partnership units that are entitled to any preference in distribution, in accordance with the rights of such class(es) of partnership units (and, within such class(es), pro rata in proportion to the respective percentage interests), and (2) second, with respect to any partnership units that are not entitled to any preference in distribution, in accordance with the rights of such class of partnership units (and, within such class, pro rata in proportion to their respective percentage interests). Upon liquidation of our operating partnership, after payment of, or adequate provision for, debts and liabilities to creditors of our operating partnership, including any partner loans, it is anticipated that any remaining assets of our operating partnership will be distributed to all partners in accordance with and in proportion to their respective positive capital account balances.

Allocations of Net Income and Net Loss

Net income and net loss of our operating partnership will be determined and allocated with respect to each fiscal year of our operating partnership as of the end of such year. Except as otherwise provided in the partnership agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the partnership agreement, net income and net loss are allocated to the holders of partnership units holding the same class of partnership units in accordance with their respective percentage interests in the class at the end of each fiscal year. Notwithstanding the foregoing, upon the occurrence of certain specified events permitted by the regulations under Code Section 704(b) (including the issuance of new LTIP units in a subsequent year) (“Book-Up Events”), our operating partnership will revalue its assets, and any net increase in the valuation of the operating partnership’s assets for book purposes since the grant of such LTIP units will be allocated first to the holders of such LTIP units to the extent necessary to equalize the book capital accounts of such holders with the book capital accounts of common unit holders on a per unit/per share basis (the date on which such equalization occurs with respect to an LTIP unit is called the “LTIP Equalization Date” for such unit). See “Management – 2007 Equity Incentive Plan – Awards Under the 2007 Equity Incentive Plan – LTIP Units.” Until the LTIP Equalization Date, LTIP unit holders will be allocated gross income for a period equal to the cash distributions of operating income (as opposed to income from dispositions) made with respect to their LTIP units, and will until the LTIP Equalization Date, be allocated the gain from the disposition of an operating partnership asset (other than gain attributable to depreciation recapture) that is attributable to the appreciation in value of such asset occurring after the grant of LTIP units to LTIP unitholders as follows: (i) first, such gain will be allocated to the holders of LTIP units in an amount equal to their percentage interest of any appreciation in the value of such assets occurring after the grant of such LTIP units (regardless of whether any portion thereof is distributed to such LTIP unitholders) until the LTIP Equalization Date occurs, (ii) next, the balance of such gain shall be allocated to LTIP unitholders who make an appropriate election when their LTIP units are granted in an amount necessary to cause the LTIP Equalization Date to occur (i.e., to equalize the per unit capital account of such LTIP units with the per unit capital account of the common units), and (iii) any remainder of such gain shall be allocated among the LTIP unitholders who made such election and the holders of common units who are not LTIP unitholders in proportion to their respective percentage interests. Until the LTIP Equalization Date has occurred with respect to an LTIP unit, such LTIP unit may only participate in sale and liquidation proceeds from an asset to the extent of income allocated to the holder thereof that is attributable to the appreciation in such asset occurring after the grant of such LTIP units. The partnership agreement also contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Except as otherwise provided in the partnership agreement, for income tax purposes under the Code and the Treasury Regulations, each operating partnership item of income, gain, loss and deduction is allocated among the limited partners of our operating partnership in the same manner as its correlative item of book income, gain, loss or deduction is allocated pursuant to the partnership agreement.

In addition to the administrative and operating costs and expenses incurred by our operating partnership in acquiring and holding substantially all of our assets, our operating partnership will pay all of our administrative costs and expenses and such expenses will be treated as expenses of our operating partnership. Such expenses will include:

•	all expenses relating to our formation and a majority of the expenses relating to our continuity of existence;

•	all expenses relating to any offerings and registrations of securities when the proceeds of such offerings are contributed to our operating partnership and the registrations of securities are in connection with the redemption of common units held by limited partners in our partnership agreement;

•	all expenses associated with our preparation and filing of any periodic reports under federal, state or local laws or regulations;

•	all expenses associated with our compliance with applicable laws, rules and regulations; and

•	all of our other operating or administrative costs incurred in the ordinary course of our business.

Redemption Rights

There will be LTIP unitholders, but no common unitholders of the operating partnership upon the closing of the offering of common stock in our company. Subsequent property contributors may be issued common units in exchange for interests in property contributed to our operating partnership. After the first anniversary of becoming a holder of common units, each limited partner of our operating partnership and certain transferees will have the right, subject to the terms and conditions set forth in the partnership agreement, to require our operating partnership to redeem all or a portion of the common units held by such party in exchange for the cash amount payable on such redemption date as set forth in the partnership agreement. On or before the close of business on the fifth business day after we receive a notice of redemption, we may, in our sole and absolute discretion, elect to acquire some or all of the tendered common units from the tendering party in exchange for shares of our common stock based on an exchange ratio of one share of our common stock for each common unit (subject to antidilution adjustments provided in the partnership agreement). It is our current intention to exercise this right in connection with any redemption of common units. Each tendering party may effect a redemption of common units only once in each fiscal quarter, and may not effect a redemption for less than 1,000 common units unless such lesser amount is the tendering party’s entire holding. Time delay restrictions as to the effective date of any redemption may be required to be imposed by us in our capacity as the general partner of the operating partnership to prevent the operating partnership being a “publicly-traded partnership” under Section 7704(b) of the Code, as determined by us, as general partner of the operating partnership, in good faith and in consultation with, and in reliance on the advice of, our tax professionals (with us as general partner being required to use reasonable commercial efforts to impose such restrictions to avoid publicly-traded partnership status at all times).

Transferability of Interests

In general, the general partner may not voluntarily withdraw from our operating partnership or transfer all or a portion of its interest in our operating partnership, subject to certain limited exceptions including consent of the holders of a majority of limited partnership interests. With certain limited exceptions, the limited partners may not transfer their interests in our operating partnership, in whole or in part, without our written consent, which consent may be withheld in our sole and absolute discretion.

Tax Matters

Pursuant to the partnership agreement, the general partner is the tax matters partner of our operating partnership. Accordingly, through our role as the general partner of our operating partnership, we have the authority to handle or cause to be handled tax audits and to make or cause to be made tax elections under the Code on behalf of our operating partnership.

Term

The term of the operating partnership commenced on September 12, 2006 and will continue perpetually. However, the operating partnership shall dissolve, and its affairs shall be wound up, upon the first to occur of any of the following:

•	the event of withdrawal (including, without limitation, bankruptcy) by us unless, within 90 days after the withdrawal, a majority-in-interest of the remaining limited partners agree, in their sole and absolute discretion, to continue the partnership and to the appointment of a successor general partner;

•	an election to dissolve the operating partnership made by us in our sole and absolute discretion, with or without the consent of the limited partners;

•	entry of a decree of judicial dissolution of the operating partnership;

•	the sale or other disposition of all or substantially all of the assets of the operating partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the operating partnership; or

•	the redemption (or acquisition by us) of all partnership units other than partnership units held by us.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

This section summarizes the current material federal income tax consequences of an investment in our common stock. Because this section is a general summary, it does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as insurance companies, “S corporations,” tax-exempt organizations (except to the limited extent discussed in “— Taxation of Tax-Exempt Stockholders”), financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations (except to the limited extent discussed in “— Taxation of Non-U.S. Stockholders”).

The statements in this section are based on the current federal income tax laws. New laws, interpretations of law or court decisions, any of which may take effect retroactively, may cause certain statements in this section to be inaccurate.

This section is not a substitute for careful tax planning. Prospective investors are urged to consult their own tax advisors regarding the specific federal, state, foreign and other tax consequences to them, in light of their own particular circumstances, of the purchase, ownership and disposition of our common stock and the effect of potential changes in applicable tax laws. We, our attorneys and our accountants have not represented any stockholder (other than Messrs. Meruelo and Maddux or entities controlled by Messrs. Meruelo and Maddux) for purposes of providing tax advice in connection with this offering.

Taxation of Our Company

Meruelo Maddux Properties, Inc. (the “Company”) is treated as a taxable “C corporation” under the Code. As such, the income and losses from operations and net capital gains, including the Company’s distributive share of income, gains and losses from partnerships or limited liability companies in which it has interests (including our operating partnership, of which the Company is the general partner) are taxable to the Company at applicable corporate income tax rates (and are not taxable to our stockholders), regardless of whether the Company is paid any distributions therefrom. Stockholders are taxed on certain distributions, as described below.

As part of our formation, the Company will acquire the indirect interests in our projects and other contributed assets in (i) mergers of certain corporations owned by the contributors into limited liability company subsidiaries of the company, (ii) contributions of limited liability company interests and corporation stock from the contributors, including an entity that holds the approximately $23.0 million note receivable from the Taylor Yards Entity and (iii) the assumption of approximately $700,000 of liabilities owed by a contributor to one of the limited liability company subsidiaries. All such assets and liabilities (including of the limited liability company subsidiaries surviving the mergers and the contributed limited liability company interests and shares of stock) will be contributed by the Company to the operating partnership in exchange for common units in our operating partnership. The contributors generally will only recognize approximately $[•] million of income and gain in these transactions, and the Company will generally hold its projects and other contributed assets with a “carryover” basis (plus the income and gain recognized by the contributors) and will have substantial amounts of built-in taxable income in the contributed assets. This is the same result if the Company’s predecessor business had, since its inception, been consolidated within the Company plus a basis increase equal to the income and gain recognized by the contributors. The contributors have agreed that, until the 10th anniversary of the consummation of this offering, a number of shares of the common stock we will issue to them in the contributions will be subject to forfeiture in the event we recognize any of the built-in taxable income, other than any built-in taxable income of the Alameda Square project. The amount of shares the contributors will forfeit is a number of shares having a value equal to the federal and state tax on any income we recognize (valuing the common stock for this purpose at the greater of per share initial public offering price and the then prevailing market price), up to an estimated maximum of $[•] million of shares. See “Certain Relationships and Related Transactions — Formation Transactions and Contribution of Projects.”

Future Contributions of Properties to the Operating Partnership

After a Book-Up Event has occurred with respect to LTIP units, the operating partnership will elect, with respect to the contributions made to the company by the initial contributors (and may, but is not required, to elect with respect to future contributions of interests in properties contributed to the operating partnership) the “traditional method” under Section 704(c) of the Code, which will have the effect (subject to the limitations of the “ceiling rule” discussed below) of specially allocating (i) to the Company and previously admitted limited partners (and away from other limited partners), all depreciation deductions of the operating partnership until the Company and previously admitted limited partners are in the same position as if the operating partnership’s depreciation deductions with respect to each contributed property equaled the depreciation the Company and previously admitted limited partners would have received if such property were acquired by taxable purchase with a tax basis equal to its fair market value at the time of its contribution, and (ii) to the contributors (and away from the Company and previously admitted limited partners), inherent gain in each contributed property (less special allocations to the Company and previously admitted limited partners under (i) above) upon any taxable disposition of a contributed asset. The “ceiling rule” provides that the total amount of tax depreciation that can be allocated under the traditional method is limited to the amount of depreciation actually allowed for tax purposes for the operating partnership, and thus this rule may, in the case of contributions of interests in properties (other than those made by the initial contributors), limit the depreciation deductions which can be allocated to the non-contributing partners with respect to any particular property. It is expected that the operating partnership’s allocations of depreciation to the non-contributing partners may be so limited.

To the extent possible with such special allocations, and subject to the ceiling rule, this will put the Company and previously admitted limited partners in the same position as if such contributors (but not the initial contributors) had sold (instead of contributed) the projects owned by the limited liability companies to the operating partnership.

Contributions of Limited Liability Company Properties

The operating partnership’s initial tax basis in the projects and other contributed assets is equal to the contributors’ adjusted tax basis in such contributed assets (plus income or gain recognized by them on the contribution), and is generally less than fair market value. As a result, the Company will recognize substantially reduced depreciation deductions on these assets as compared to the deductions that would have been recognized by the Company if each of the assets were acquired with a tax basis equal to its fair market value.

Taxation of the Operating Partnership

An organization that is classified as a partnership for federal income tax purposes is not subject to federal income tax itself, although it must file an annual information return. Under current U.S. Treasury regulations, a domestic entity that has two or more members and that is not organized as a corporation under U.S. federal or state law will generally be classified as a partnership for U.S. federal income tax purposes, unless it elects to be treated as a corporation. The general partner will not elect that the operating partnership be classified as a corporation for U.S. federal income tax purposes. Thus, subject to the discussion of “publicly-traded partnerships” below, the operating partnership will be treated as a partnership for U.S. federal income tax purposes. However, classification of an entity as a partnership for U.S. federal income tax purposes may not be respected for state or local tax purposes. We will not seek an opinion of counsel as to the operating partnership’s status as a partnership for tax purposes.

An entity that would otherwise be classified as a partnership for federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly-traded partnership” (as defined in the Code) that fails to meet certain gross income tests (under which the partnership’s gross income consists of specified types of passive income, such as rental income and gains from real estate sales). The Company, as general partner of the operating partnership, intends and is required to use its reasonable commercial efforts to avoid publicly-traded partnership status at all times, and the general partner has authority to take such actions as it believes (upon advice of counsel) to be helpful in this regard, including imposing time delay restrictions on the effectiveness and/or time for receiving payment upon the election of a common unit holder to redeem its interest in the operating partnership.

If the operating partnership were classified as a corporation, it could be required to pay federal income tax at corporate tax rates on its taxable income, and also pay state taxes. In such case, the amount of cash available for reinvestment or distribution to the partners (including the Company) would likely be substantially less than if the operating partnership were classified as a partnership for federal income tax purposes. Moreover, any distributions by the operating partnership to a partner generally would be taxable to that partner as a dividend. However, if (i) the operating partnership were taxable as a corporation and (ii) the Company and the operating partnership were able to file a consolidated federal income tax return, which would generally be the case if the Company owned 80.0% or more of the vote and value of the operating partnership, then federal entity level taxation on the operating partnership’s income could be effectively avoided at the operating partnership level, with such income simply becoming part of the Company’s federal taxable income and reported on a consolidated income tax return.

If the operating partnership were to be 20.0% or more owned by the Company but otherwise not part of the Company’s consolidated income tax return, the Company should (subject to various limitations) be allowed an 80% federal dividends received deduction on distributions that would be deemed to be dividends from the operating partnership. If the Company were to own less than 20.0% of the operating partnership, a 70.0% dividends received deduction should likewise generally be available. State taxes might also be minimized if the Company and the operating partnership were able to file a unitary or other similar return for state tax purposes.

The following discussion assumes that the operating partnership will be treated in its entirety as a partnership for federal income tax purposes, and that the common unit holders likewise will be treated as partners for federal income tax purposes.

Taxation of the Common Unit Holders including the Company.    Each common unit holder (including the Company) will be a partner in the operating partnership for tax and state law purposes. Each partner in the operating partnership will be required to report on its federal income tax return, and will be subject to tax in respect of, its distributive share of each item of the operating partnership’s income, gain, loss, deduction and credit for each taxable year of the operating partnership ending with or within the partner’s taxable year, regardless of whether it receives any distributions. Each item generally will have the same character and source as if the partner had realized the item directly. Partners must report these items regardless of the extent to which, or whether, they receive cash distributions from the operating partnership for such taxable year and thus may incur income tax liabilities in excess of any distributions from the operating partnership. A common unit holder may be taxed on his, her or its “distributive” share of the operating partnership’s taxable income or gain regardless of whether he, she or it has received any corresponding distribution from the operating partnership. It is possible that distributions from the operating partnership will not be sufficient to pay tax liabilities with respect to such taxable income or gain and that the source of payment of such tax liabilities would have to be from sources other than distributions from the operating partnership.

Cash distributions from the operating partnership to a partner, when made, and, in certain circumstances, distributions of certain marketable securities treated as cash distributions, are generally not taxable to the extent they do not exceed a partner’s adjusted tax basis in its partnership interest (instead, such basis will generally be reduced by the amount of such distribution). However, to the extent such distributions exceed the adjusted tax basis of a partner’s partnership interest in the operating partnership, the partner will recognize gain from the sale or exchange of its interest in the operating partnership.

Taxation of Contributors to Operating Partnership.    In general, no gain or loss will be recognized by either the operating partnership or by a contributing partner (including the Company) on the transfer of a property in exchange for common units. Gain (but not loss) may be recognized by the transferring partner if the partner receives consideration other than common units, if liabilities of the partner are assumed by the partnership in connection with the transfer of the property, if the transfer is treated as a disguised sale, and in other circumstances, unless certain requirements are satisfied.

Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to property contributed to the operating partnership in exchange for units must be allocated in a manner so that the contributing partner is charged with, or benefits from, the unrealized gain or loss attributable to the property at the time of contribution. The amount of such unrealized gain or loss is generally equal to the difference between the fair market value and the adjusted tax basis of the property at the time of contribution. With respect to any property purchased by the operating partnership subsequent to its formation, such property will generally have an initial tax basis equal to its fair market value and, accordingly, Section 704(c) will not apply. Section 704(c) issues do not apply to the contribution of the interests in the projects and other contributed assets by the contributors because they were admitted as direct stockholders of the Company (and did not receive common units of the operating partnership). However, Section 704(c) allocations will be required to be made by the operating partnership (i) following any admission of a property owner to the operating partnership in exchange for common units, or (ii) following any Book-Up Event (including a Book-Up Event with respect to the increase of LTIP units).

The Company and the other contributors to the operating partnership will have an initial tax basis in his, her or its common units equal to: (1) the sum of the adjusted tax basis of any property contributed to the partnership and the amount of any money contributed (or deemed contributed); (2) less the amount of money distributed (or deemed distributed) to the partner by the operating partnership in connection with the contribution. Holders of LTIP units will have a zero basis for their LTIP units when issued. For purposes of these rules, the assumption of a partnership liability by a partner is treated as a deemed cash contribution by the partner; the assumption of a partner’s liability by the partnership is treated as a deemed cash distribution to the partner. Tax basis in units acquired through other means is calculated under other rules. In addition, other rules such as the disguised sale rules, may affect the tax basis of the partner’s units.

The amount of losses and deductions allocated to a partner cannot exceed the partner’s adjusted tax basis. Any excess loss deduction allocated to a partner is suspended indefinitely until the partner has sufficient additional tax basis. In addition, the amount of gain or loss recognized on distributions to the partner, the adjusted tax basis of property distributed to the partner from the operating partnership, and the gain or loss recognized by a partner on the sale or other disposition of units of the operating partnership are all calculated based on the partner’s adjusted tax basis in the partner’s common units.

Redemption of Common Units

Holders of common units may have their common units redeemed (including non-forfeitable LTIP units after the equalization date has occurred with respect thereto) in certain circumstances. In such case, amounts received for such units will generally be taxable to the extent the amount received exceeds the holder’s adjusted tax basis in such redeemed units. A conversion of common units into stock of the Company will likewise trigger federal and state income tax liability on the excess of the value of the stock received in excess of the holder’s tax basis for its common units redeemed.

Guarantees and Basis Allocation; Tax Payments

Under future contribution agreements, contributors of property to the operating partnership may be granted the right by the operating partnership to cause the operating partnership to maintain minimum levels of non-recourse debt and the right to guarantee an amount of the operating partnership’s nonrecourse debt, and the operating partnership may have the obligation to ensure such debt exists. Such guarantees are intended to provide tax basis to such holders of common units in order to avoid current taxation on a contribution of property to the operating partnership or on distributions from the operating partnership to such unit holder. No such arrangements apply to the initial contributors of our projects.

These contribution agreements may also restrict the operating partnership’s ability to dispose of contributed properties for an extended period of time (other than in tax-deferred Section 1031 transactions), and may provide for tax indemnity payments, tax reimbursements, tax distributions and tax advances. LTIP unitholders will receive tax distributions from our operating partnership equal to the deemed tax on the cumulative income and gain allocated to them with respect to their LTIP units, less the cumulative distributions (including tax distributions) made to them with respect to such LTIP units by our operating partnership.

LTIPs

The operating partnership will issue LTIP units to certain of our executives in exchange for services rendered to or for the benefit of the operating partnership in their capacity as partners of our operating partnership (or in anticipation of becoming partners). These LTIP units are fully vested initially, but are subject to forfeiture in various circumstances. Such units are not taxable on receipt because they have zero liquidation value on grant. Such units will have liquidation value only to the extent the operating partnership’s assets appreciate after grant or there are future distributions of operating income. See “Management — 2007 Equity Incentive Plan – Awards Under the 2007 Equity Incentive Plan – LTIP Units.”

Taxation of Taxable U.S. Stockholders

The term “U.S. stockholder” means a holder of shares of our common stock, that, for federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership (including an entity treated as a corporation or partnership (such as a limited liability company) for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state of the United States or the District of Columbia;

•	an estate the income of which is subject to federal income tax purposes regardless of its source; or

•	a trust that is subject to the primary supervision of a court and the control of one or more U.S. persons, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury regulations.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds our common stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor regarding the consequences of the purchase, ownership and disposition of our common stock by such partnership.

Dividends

A taxable U.S. stockholder will be required to take into account as dividends any distributions made out of the current or accumulated earnings and profits of the Company. A U.S. stockholder that is a taxable corporation generally should qualify for the dividends received deduction if our common stock is held for at least 46 days during the 90-day period beginning on the date that is 45 days before the stock becomes ex-dividend with regard to such dividend.

Dividends paid to a U.S. stockholder that is taxed as an individual generally should be treated as qualified dividend income, and thus taxed at capital gains rates for taxable years beginning prior to 2011 if certain holding period requirements are satisfied and the stockholder does not elect to treat the dividends as investment income for purposes of the investment interest limitations. For these purposes, the holding period requires our common stock to be held for at least 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend.

A U.S. stockholder will not incur tax on a distribution in excess of the Company’s current and accumulated earnings and profits if the distribution does not exceed the adjusted tax basis of the U.S. stockholder’s common stock. Instead, the distribution will reduce the adjusted tax basis of the shares, and any amount in excess of both our current and accumulated earnings and profits and the adjusted tax basis will be treated as capital gain (long-term capital gain if the shares have been held for more than one year, provided the shares are a capital asset in the hands of the U.S. stockholder).

Taxable distributions from the Company and gain from the disposition of common stock will not be treated as passive activity income; stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, gain from the disposition of common stock generally will be treated as investment income for purposes of the investment interest limitations. Dividend distributions also will be treated as investment income for the purpose of electing stockholders who elect not to have capital gains treatment apply to these dividends.

Disposition of Common Stock

In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of the common stock in the Company as long-term capital gain or loss if the U.S. stockholder has held the common stock for more than one year, and otherwise as short-term capital gain or loss. The maximum federal income tax rate on long-term capital gains recognized by individuals (i.e., gains with respect to capital assets held for more than one year) is generally 15.0% for taxable years beginning prior to 2011. For federal income tax purposes, short-term capital gains of individuals are taxed at ordinary income rates, while capital gains of C corporations are generally taxed at 35.0%. State tax rates will also apply.

In general, a U.S. stockholder will realize gain or loss upon a disposition of the Company stock in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis for the disposed Company stock. A U.S. stockholder’s adjusted tax basis generally will equal the U.S. stockholder’s acquisition cost. Additionally, any loss realized on a sale, exchange or redemption of common shares of the Company may be disallowed under “wash sale” rules to the extent the shares disposed of are replaced with other common shares of the Company during a period beginning 30 days before, and ending 30 days after, the date of disposition.

Information Reporting Requirements and Backup Withholding

The Company will report to its stockholders and to the Internal Revenue Service, or “IRS”, the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding at a rate of 28.0% with respect to distributions unless the U.S. stockholder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies there is no applicable loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A U.S. stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the U.S. stockholder’s income tax liability.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts, individual retirement accounts, educational endowments and private foundations generally are exempt from federal income taxation. However, they are generally subject to taxation on their “unrelated business taxable income.” Although many investments in real estate generate unrelated business taxable income, dividend distributions from a taxable C corporation such as the Company, to a tax-exempt entity do not constitute unrelated business taxable income so long as the tax-exempt entity does not otherwise use our common stock in an unrelated trade or business or borrow to acquire such stock (or be deemed to have borrowed to do so under IRS “acquisition indebtedness” rules of Code Section 514(c)). Consequently, amounts we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income. However, if a tax-exempt stockholder were to finance its acquisition of common stock with debt (or be deemed to do so under such “acquisition indebtedness” rules) a portion of the distributions it received from the Company, and potentially gain on the sale of the common stock, would constitute unrelated business taxable income pursuant to the “debt-financed property” rules of Code Section 514.

Taxation of Non-U.S. Stockholders

The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other non-U.S. stockholders are complex and vary widely depending on the stockholder’s country of residence for tax purposes. This section is only a summary of some of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of common stock, including any reporting requirements.

Dividends

The dividends on the Company’s common stock paid to a non-U.S. stockholder generally will be subject to withholding at a 30.0% rate on the gross amount of the dividend or such lower rate as may be provided by an applicable income tax treaty. In addition, because the Company likely is and will continue to be a “United States real property holding corporation” (see “— Disposition of Common Stock” below), the Company will be required to withhold 10.0% of any distribution that exceeds the Company’s current and accumulated earnings and profits. Consequently, although we generally intend to withhold at a rate of 30.0% (or lower rate as specified in an applicable income tax treaty) on the entire amount of any distribution from the Company, to the extent that we do not do so, we will withhold at a rate of 10.0% on any portion of a distribution not subject to withholding at a rate of 30.0% (or lower rate as specified in an applicable income tax treaty).

Dividends that are effectively connected with a non-U.S. stockholder’s conduct of a trade or business in the United States or (if certain tax treaties apply) that are attributable to a permanent establishment or fixed base in the United States, known as “U.S. trade or business income,” are generally not subject to the 30.0% withholding tax if the non-U.S. stockholder files the appropriate IRS form with the payor. However, such U.S. trade or business income, net of specified deductions and credits, generally is taxed at the same graduated rates as applicable to U.S. persons. Any U.S. trade or business income received by a non-U.S. stockholder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30.0% rate (or such lower rate as specified by an applicable income tax treaty).

A non-U.S. stockholder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. In general, non-U.S. stockholders must provide the Company or other withholding agent with a properly executed IRS

Form W-8BEN claiming an exemption from or reduction in withholding under an applicable income tax treaty. Applicable Treasury regulations provide alternative methods for satisfying this requirement. Under these Treasury regulations, in the case of common stock held by a foreign intermediary (other than a “qualified intermediary”) or a foreign partnership (other than a “withholding foreign partnership”), the foregoing intermediary or partnership, as the case may be, generally must provide an IRS Form W-8IMY and attach thereto an appropriate certification by each beneficial owner or partner. Non-U.S. Stockholders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. stockholder that is eligible for a reduced rate of U.S. federal withholding tax or other exclusion from withholding under an income tax treaty but that did not timely provide required certifications or other requirements, or that has received a distribution subject to withholding in excess of the amount properly treated as a dividend, may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Disposition of Common Stock

Under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, any person who acquires a “United States real property interest,” as described below, from a non-U.S. person must generally deduct and withhold a tax equal to 10% of the amount realized by the non-U.S. transferor. In addition, a non-U.S. person who disposes of a United States real property interest generally is required to recognize gain or loss in the same manner as a U.S. person.

Stock in a “United States real property holding corporation” is generally treated as a United States real property interest. A corporation is a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50.0% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are a United States real property holding corporation. As a result, a non-U.S. stockholder will be taxed on a disposition of our common stock at capital gains rates applicable to U.S. persons, subject to applicable alternative minimum tax.

If our common stock is treated as being regularly traded on an established securities market, the FIRPTA tax on dispositions described above would not apply to any non-U.S. stockholder who, directly and indirectly, at all times during the shorter of the five-year period preceding the date of the disposition or the non-U.S. stockholder’s holding period, held 5% or less of our common stock.

If we are not a United States real property holding corporation or tax under FIRPTA does not otherwise apply, a non-U.S. stockholder generally will not be subject to U.S. federal income tax (or withholding thereof) in respect of gain recognized on a disposition of our common stock unless:

•	the gain is U.S. trade or business income and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. stockholder, in which case (i) a non-U.S. stockholder that is an individual will be subject to tax on any gain from the disposition under regular graduated U.S. federal income tax rates and (ii) a non-U.S. stockholder that is a corporation will be subject to tax on the gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the 30.0% branch profits tax; or

•	the non-U.S. stockholder is an individual who is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements, in which case the non-U.S. stockholder will be subject to a flat 30.0% tax on any gain derived from the disposition which may be offset by U.S. source capital losses (even though such non-U.S. stockholder is not considered a resident of the United States).

U.S. Estate Tax Consequences

Common stock owned or treated as owned by an individual who is not a citizen or resident, as defined for U.S. federal estate tax purposes, of the United States at the time of his or her death will be included in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Current law provides that the maximum federal estate tax rate will be reduced over an eight-year period beginning in 2002 and the tax will be eliminated for estates of decedents dying after December 31, 2009. In the absence of renewal legislation, these amendments will expire and the federal estate tax-provisions in effect immediately prior to 2002 will be reinstated beginning in 2011.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each non-U.S. stockholder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and the amount of tax withheld may also be made available to the tax authorities in the country in which the non-U.S. stockholder is a resident under the provisions of an applicable treaty.

U.S. federal backup withholding, currently at a 28.0% rate, generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder if the holder has provided the required certification that the holder is not a U.S. person (usually satisfied by providing an IRS Form W-8BEN) or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Proceeds from the disposition of shares of common stock paid to or through the U.S. office of a broker generally will be subject to backup withholding and information reporting unless the non-U.S. stockholder certifies that it is not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establishes an exemption. Payments of the proceeds from a disposition or a redemption effected outside the United States by or through a non-U.S. broker generally will not be subject to information reporting or backup withholding. However, information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. stockholder that result in an overpayment of taxes generally will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Non-U.S. stockholders should consult their own tax advisors regarding application of information reporting and backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from information reporting and backup withholding under current Treasury regulations.

State and Local Taxes

We and/or our stockholders may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, stockholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in our stock. State tax withholding may be required by the operating partnership with respect to a partner’s share of income and/or distributions. Such withheld amounts will be deemed to have been distributed to such partner by the operating partnership and then paid by such partner to the applicable tax authorities. The operating partnership is obligated to obtain a California withholding tax exemption for any partner, any holder of LTIP units, and the initial contributors, to the extent eligible.

NO PENALTY PROTECTION/CIRCULAR 230 MATTERS. TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON INVESTORS UNDER THE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

UNDERWRITING

Friedman, Billings, Ramsey & Co., Inc. is acting as the representative of the underwriters. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriters and each of the underwriters has severally agreed to purchase from us, on a firm commitment basis, the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of Shares
Friedman, Billings, Ramsey & Co., Inc.
UBS Securities LLC
KeyBanc Capital Markets, a division of McDonald Investments Inc.
RBC Capital Markets Corporation
Blaylock & Company, Inc.
Cabrera Capital Markets, Inc.
E.J. De La Rosa & Co., Inc.
40,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of our common stock offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions contained in the underwriting agreement including, among other items, the receipt of legal opinions from counsel, the receipt of “comfort” letters from our current auditors, the absence of any material adverse changes affecting us or our business and the absence of any objections from the National Association of Securities Dealers Inc., or NASD, with respect to the fairness and reasonableness of the underwriting terms. The underwriters are obligated to take and pay for all of the common stock offered, other than those shares covered by the over-allotment option described below, if any of the shares of common stock are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in the event that the purchase commitments of the defaulting underwriters represent more than 10% of the total number of shares of common stock offered by this prospectus, the underwriting agreement may be terminated.

The underwriters will initially offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to selected dealers a concession of not more than $             per share. The underwriters may also allow, and any dealers may reallow, a concession of not more than $             per share to selected other dealers. If all the shares are not sold at the initial public offering price, the underwriters may change the initial public offering price and the other selling terms.

We have granted the underwriters an option, exercisable in one or more installments for 30 days after the date of this prospectus, to purchase up to 6,000,000 additional shares of common stock solely to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this prospectus.

The following table shows the amount per share and total underwriting discount we will pay to the underwriters, including a financial advisory fee to be paid to Friedman, Billings, Ramsey & Co., Inc., assuming both no exercise and full exercise of the underwriters’ option to purchase up to 6,000,000 additional shares from us to cover over-allotments.

	No Exercise	Full Exercise
Underwriting discounts and commissions paid by us
Per share(1)(2):
Total(1)(2):

(1)	There will be no underwriting discounts or commissions on the approximately [•] shares in total we plan to sell, at the initial public offering price, directly to Mr. Meruelo or an entity controlled by Mr. Meruelo.
(2)	Friedman, Billings, Ramsey & Co., Inc. will receive financial advisory fees payable by us relating to the structuring of the offering in an aggregate amount equal to 0.75% of the gross proceeds to us received from the shares sold by us to the underwriters.

We estimate that the total expenses of this offering to be paid by us, not including the underwriting discount, will be approximately $5.0 million.

We have agreed to reimburse the underwriters for certain of their reasonable out-of-pocket expenses in connection with this offering, including any fees or disbursements of its counsel, not to exceed $300,000. We have also provided Friedman, Billings, Ramsey & Co., Inc. with the right of first refusal described below. Other than the discounts and commissions, expense reimbursement and other matters described in this section, we have not paid the underwriters any additional compensation in connection with this offering or our formation transactions.

We have agreed that during the period ending 360 days after the date of this prospectus, we will not, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc. and UBS Securities LLC:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities, or

•	enter into any swap or other arrangement that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities,

except for shares of our common stock or other equity securities, including LTIP units, that we may issue under our 2007 Equity Incentive Plan and the shares of our common stock that we will issue to the contributors as consideration in connection with our acquisition of our projects. We also have agreed that we will not consent to the disposition of any shares held by officers or directors subject to lock-up agreements prior to the expiration of their respective lock-up periods unless pursuant to an exception to those agreements or with the consent of Friedman, Billings, Ramsey & Co., Inc. and UBS Securities LLC.

Each of our directors, Messrs. Meruelo, Maddux, Beckemeyer, Skaggs, McGonagle, Nielsen and Echemendia and the contributors of our projects affiliated with Messrs. Meruelo and Maddux have agreed that during the period ending 360 days after the date of this prospectus, they will not, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc. and UBS Securities LLC:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities, or

•	enter into any swap or other arrangement that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities;

provided that each of our directors and executive officers may transfer any of our equity securities as required under our 2007 Equity Incentive Plan or to an executor or heir in the event of death, provided that the executor or heir agrees to be bound by the same restrictions.

The restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the restricted period we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period following the last day of the restricted period, the “lock-up” restrictions described above will continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, unless Friedman, Billings, Ramsey & Co., Inc. and UBS Securities LLC waive such extension in writing.

Subject to applicable securities laws, each of the contributors of our projects may transfer its shares of our common stock: (i) as a bona fide gift or gifts, provided that the donees agree to be bound by the same restrictions; (ii) to any trust for the direct or indirect benefit of Messrs. Meruelo or Maddux or the immediate family of Messrs. Meruelo or Maddux, provided that the trustee agrees to be bound by the same restrictions; (iii) as a dividend to its stockholders or members, provided that such stockholders or members agree to be bound by the same restrictions; (iv) as collateral for any loan, provided that the lender agrees to be bound by the same restrictions; or (v) with respect to sales of securities acquired in the open market, but not those securities acquired in connection with the formation transactions, after the completion of this offering.

We will indemnify the underwriters against various liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

We have applied to list our common stock on the Nasdaq Global Market™ under the symbol “MMPI.” In order to meet the requirements for listing on the Nasdaq Global Market™, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 400 beneficial owners.

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases of cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing common stock from us or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares pursuant to the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, the underwriters will purchase shares in the open market to cover the position.

The underwriters also may impose a penalty bid on selling group members. This means that if the underwriters purchase shares in the open market in stabilizing transactions or to cover short sales, the underwriters can require the selling group members that sold those shares as part of this offering to repay the selling concession received by them.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nasdaq Global Market™, in the over-the-counter market or otherwise.

Friedman, Billings, Ramsey & Co., Inc. and UBS Securities LLC have advised us that they and the other underwriters do not confirm sales to accounts over which they exercise discretionary authority.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us and the underwriters. The primary factors to be considered in determining the initial public offering price include:

•	the economic conditions in and future prospects for the industry in which we compete;

•	our past and present operating performance and financial condition;

•	our prospects for future earnings;

•	an assessment of our management;

•	the present state of our development;

•	the prevailing conditions of the equity securities markets at the time of this offering; and

•	current market valuations of publicly-traded companies considered comparable to our company.

We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

We have granted Friedman, Billings, Ramsey & Co., Inc., until 14 months following the completion of this offering, a right of first refusal to act in the following capacities in connection with the following transactions involving us:

•	financial advisor in connection with any purchase or sale of assets or stock, merger, acquisition, business combination, joint venture or other strategic transaction involving an investment bank serving as financial advisor to us; and

•	sole book runner or sole placement agent in connection with any subsequent public or private offering of equity or corporate debt securities or other capital markets financing involving an investment bank serving as placement agent or sole book runner for us.

Subject to the terms of that engagement letter, the underwriters and their affiliates may provide us with certain commercial banking, financial advisory, investment banking services and other services in the future, for which they would receive customary compensation. An affiliate of one of the underwriters has provided a loan in the amount of [•] to Mr. Meruelo secured by [•] shares owned by Mr. Meruelo. The loan was provided to allow Mr. Meruelo to acquire the [•] shares we plan to sell directly to Mr. Meruelo or an entity controlled by Mr. Meruelo in this offering.

Fbr.com, a division of FBR Investment Services Inc., will be facilitating internet distribution for this offering to certain of its internet subscription customers. Friedman, Billings, Ramsey & Co., Inc. intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus will be available on the internet website maintained by Friedman, Billings, Ramsey & Co., Inc. Other than the prospectus in electronic format, the information on the Friedman, Billings, Ramsey & Co., Inc. website and any information contained in any other website maintained by Friedman, Billings, Ramsey & Co., Inc. is not part of this prospectus or the registration statement of which this prospectus is a part, has not been approved or endorsed by us or Friedman, Billings, Ramsey & Co., Inc. in its capacity as underwriter and should not be relied upon by investors.

In addition, a prospectus in electronic format may be available on the internet sites of or through other online services maintained by the other underwriters and selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the selling group member, prospective investors may be allowed to place orders online. Those underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ or any selling group member’s website and any information contained in any other website maintained by the underwriters or any selling group member is not part of the prospectus or the registration statement of which this prospectus is a part, has not been approved or endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

LEGAL MATTERS

Certain legal matters will be passed upon for us by DLA Piper US LLP and for the underwriters by Manatt, Phelps & Phillips, LLP.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited (i) the combined financial statements and schedule of Meruelo Maddux Properties Predecessor at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005 as set forth in their report, and (ii) the consolidated balance sheet of Meruelo Maddux Properties, Inc. and Subsidiary at September 14, 2006, as set forth in their report. We have included the foregoing financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company, reference is made to the registration statement, including exhibits and schedules to the registration statement. Copies of the registration statement, including exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F. Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement may be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including the registration statement, are also available to you on the SEC’s website at www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities and Exchange Act, and will file periodic reports, proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

MERUELO MADDUX PROPERTIES, INC.

INDEX TO FINANCIAL STATEMENTS

Page
Meruelo Maddux Properties, Inc.:
Unaudited Pro Forma Financial Information	F-2
Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2006	F-4
Pro Forma Condensed Consolidated Statement of Operations for the nine months ended September 30, 2006	F-5
Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2005	F-6
Notes to Pro Forma Condensed Consolidated Financial Information	F-7

Meruelo Maddux Properties, Inc. and Subsidiary:
Report of Independent Registered Public Accounting Firm	F-11
Consolidated Balance Sheet as of September 14, 2006	F-12
Notes to Consolidated Balance Sheet	F-13

Meruelo Maddux Properties Predecessor:
Report of Independent Registered Public Accounting Firm	F-14
Combined Balance Sheets as of September 30, 2006 (unaudited) and December 31, 2005 and 2004	F-15
Combined Statements of Operations for the nine months ended September 30, 2006 (unaudited) and for the years ended December 31, 2005, 2004 and 2003	F-16
Combined Statements of Owners’ Equity (Deficit) for the nine months ended September 30, 2006 (unaudited) and for the years ended December 31, 2005, 2004 and 2003	F-17
Combined Statements of Cash Flows for the nine months ended September 30, 2006 (unaudited) and for the years ended December 31, 2005, 2004 and 2003	F-18
Notes to Combined Financial Statements for the nine months ended September 30, 2006 (unaudited) and for the years ended December 31, 2005, 2004 and 2003	F-19
Schedule III – Combined Real Estate and Accumulated Depreciation	F-33

MERUELO MADDUX PROPERTIES, INC.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information of Meruelo Maddux Properties, Inc. (the Company) is based on the historical financial statements of our predecessor, Meruelo Maddux Properties, which we will collectively refer to herein as our predecessor business. Our predecessor business is a combination of entities whose owners are Messrs. Richard Meruelo (majority interest owner) and John Charles Maddux (minority interest owner). The historical financial statements are included elsewhere in this prospectus. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2006 gives effect to the Company’s initial public offering and the related formation transactions as if these events had occurred on September 30, 2006. The unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2006 and the year ended December 31, 2005 give effect to the Company’s initial public offering and the related formation transactions as if these events had occurred on the first day of the period presented. The pro forma adjustments give effect to the following:

•	The acquisition of minority interest of our predecessor business by MM Fund accounted for as a purchase.

•	The assumption directly or indirectly of approximately $131.5 million in principal amount of mortgage debt secured by our projects that will remain outstanding and that will not be retired with the proceeds of this offering (including the approximately $12.7 million in debt referenced immediately below).

•	The repayment of approximately $200.3 million in principal amount of mortgage debt secured by our projects, plus $2.6 million in related accrued interest and prepayment penalties (which apply to portions of the $200.3 million of debt) and approximately $26.1 million of mortgage debt entered into after September 30, 2006, of which subsequent debt of approximately $12.7 million will be retained and assumed.

•	The repayment of approximately $150.0 million in principal amount of debt and $26.8 million in accrued current and deferred interest outstanding under the CalPERS credit facility. We are currently in discussions with CalPERS about amending the facility. If the discussions are unsuccessful, the facility will be terminated.

•	The repayment of approximately $4.6 million in principal and accrued interest on a note held by Mr. Meruelo, who advanced funds to our predecessor business for development activities.

•	The acquisition of 15 of our projects which we have a right to acquire for approximately $78.1 million to fund the cash portion of the purchase price, three of which projects were acquired after September 30, 2006 for an aggregate of approximately $13.6 million, or $14.1 million including deposits previously made.

This unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what the Company’s results of operations or financial position would actually have been had the Company’s initial public offering and the related formation transactions occurred on the dates specified, nor does the information purport to project the Company’s results of operations or financial position for any future period or at any future date. All pro forma adjustments are based on preliminary estimates and assumptions and are subject to revision upon completion of the Company’s initial public offering and the related formation transactions.

Once we have determined the final costs to be paid in connection with the related formation transactions, the unaudited pro forma financial information will be subject to adjustment. Such adjustments will result in changes to the unaudited pro forma condensed consolidated balance sheet and the unaudited pro forma condensed consolidated statements of operations to reflect among other things:

•	The additional deferred interest accrual of approximately $1.7 million each month on the CalPERS note resulting from the difference in the deferred accrual interest rate of 18% and the pay rate of 6.5%.

•	Of the 56 mortgage notes, 22 have a related interest reserve. These reserves generally cover the estimated interest carrying cost during the mortgage term. As interest accrues it is added to the note balance up to the amount of the interest reserve. At September 30, 2006, there is approximately $9,817,937 in the interest reserve account.

•	As of September 30, 2006 of the 56 mortgage notes six have maturity dates that expire before December 31, 2006. There can be no assurances that we will renew these notes or that the renewal terms will be comparable to the existing notes.

•	We have an ongoing build-to-suit construction agreement with Dynamic Builders that allows us to identify a property for development and Dynamic Builders will acquire the property and construct the improvements according to our specification. At September 30, 2006, the Company’s agreed-upon price contracts at completion with Dynamic Builders totaled approximately $121.8 million. The final purchase price is based on construction costs and may be adjusted accordingly.

The foregoing and other adjustments could materially change the unaudited pro forma financial information presented in this prospectus. The unaudited pro forma financial information should be read in conjunction with the other information contained in this prospectus under the captions “Summary,” “Our Formation Transactions,” “The Offering,” “Selected Historical Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the respective financial statements of Meruelo Maddux Properties, Inc. and our predecessor business and the accompanying notes included elsewhere in this prospectus.

MERUELO MADDUX PROPERTIES, INC.

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

September 30, 2006

(Unaudited)

	Meruelo Maddux Properties Predecessor Historical	Acquisition of Predecessor Minority Interest	Company Pro Forma Before Offering and Financing Transactions	Initial Public Offering	Payoff of CalPERS Note, Debt Assumption and Selected Mortgage Debt	Acquire Properties		Other Pro Forma Adjustments		Company Pro Forma
	(A)	(B)		(C)	(D)	(E)
ASSETS
Cash	$3,259,970	—	$3,259,970	$478,600,000	$(379,644,613)	$(64,532,732 (13,612,860 12,655,484	) )	$(4,581,205 8,400,000)	(F) (I)	$40,544,044

Restricted cash	3,059,214	—	3,059,214	—	—	—		—		3,059,214
Accounts receivable	2,754,377	—	2,754,377	—	—	—		(700,000)	(G)	2,054,377
Rental properties, net	197,612,410	26,637,690	224,250,100	—	—	24,320,500		—		248,570,600
Real estate held for development	262,906,033	68,104,109	331,010,142	—	—	53,825,092		—		384,835,234
Other assets, net	6,366,948	250,512	6,617,460	—	(2,820,859)	—		—		3,796,601

Total assets	475,958,952	94,992,311	570,951,263	$478,600,000	(382,465,472)	12,655,484		3,118,795		682,860,070

LIABILITIES AND OWNERS' EQUITY
Accounts payable	2,609,508	—	2,609,508	—	—	—		—		2,609,508
Accrued expenses and other liabilities	36,662,289	—	36,662,289	—	(28,466,849)	—		8,400,000	(I)	16,595,440
Due to affiliates, net	4,581,205	—	4,581,205	—	—	—		(4,581,205)	(F)	—
Notes payable secured by real estate	319,084,534	—	319,084,534	—	(200,282,270)	12,655,484		—		131,457,748
Note payable to Calpers	150,000,000	—	150,000,000	—	(150,000,000)	—		—		—
Deferred tax liability	—	27,621,878	27,621,878							27,621,878

Total liabilities	512,937,536	27,621,878	540,559,414	—	(378,749,119)	12,655,484		3,818,795		178,284,574

Common stock and additional paid in capital	11,666,594	67,370,433	79,037,027	478,600,000	—	—		(700,000)	(G)	527,596,789
								(29,340,238)	(H)

Affiliate note receivable	(23,021,293)	—	(23,021,293)	—	—	—				(23,021,293)
Retained earnings (deficit)	(25,623,885)	—	(25,623,885)	—	(3,716,353)	—		29,340,238	(H)	—

Total owners' equity (deficit)	(36,978,584)	67,370,433	30,391,849	478,600,000	(3,716,353)	—		(700,000)		504,575,496

Total liabilities and owners' equity	$475,958,952	$94,992,311	$570,951,263	478,600,000	(382,465,472)	$12,655,484		$3,118,795		$682,860,070

See accompanying notes.

MERUELO MADDUX PROPERTIES, INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2006

(Unaudited)

	Meruelo Maddux Properties Predecessor Historical	Payoff Selected Mortgage Notes and CalPERS Note	Acquisition of Properties after 9/30/06	Other Pro Forma Adjustments		Company Pro Forma
	(AA)	(BB)	(CC)
Revenue
Rental income	$16,085,083	$—	$1,171,980	$—			$17,257,063
Management fees	247,700	—	—	(135,200	)(DD)		112,500
Other income	395,105	—	—	—			395,105

	16,727,888	—	1,171,980	(135,200)			17,764,668

Expenses:
Rental expenses	6,380,179	—	422,578	—	(EE)		6,802,757
Interest expense	17,582,553	(14,916,846)	—	456,668	(HH)		3,122,375
Depreciation and amortization	3,674,838	—	350,769	354,735	(II)		4,380,343
General and administrative	3,999,017	—	—	261,750	(EE)		4,260,766

	31,636,587	(14,916,846)	773,347	1,073,153			18,566,241

Operating (loss) income	(14,908,699)	14,916,846	398,633	(1,208,353)			(801,573)
Interest income from affiliate notes receivable	2,944,538	—	—	(2,487,870	)(FF)		456,668

(Loss) income from continuing operations	(11,964,161)	14,916,846	398,633	(3,696,223)			(344,905)

Discontinued operations:
Gain on sale of real estate	1,328,755	—	—	—			1,328,755

Income (loss) before income taxes	(10,635,406)	14,916,846	398,633	(3,696,223)			983,850

Provision (benefit) for income taxes	—	—	—	403,379	(GG)		403,379
Net income	$(10,635,406)	$14,916,846	$398,633	$(4,099,602)			$580,471

Pro Forma basic earnings per share						$	[	•]
Pro Forma diluted earnings per share						$	[	•]
Pro Forma weighted average common shares outstanding—basic						$	[	•]
Pro Forma weighted average common shares outstanding—diluted
						$	[	•]

See accompanying notes.

MERUELO MADDUX PROPERTIES, INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2005

(Unaudited)

	Meruelo Maddux Properties Predecessor Historical	Payoff Selected Mortgage Notes and CalPERS Note	Acquisition of Properties after 9/30/06	Other Pro Forma Adjustments		Company Pro Forma
	(AA)	(BB)	(CC)
Revenue
Rental income	$16,525,986	$—	$1,562,640	$—			$18,088,626
Management fees	602,200	—	—	(452,200	)(DD)		150,000
Other income	792,982	—	—	—			792,982

	17,921,168	—	1,562,640	(452,200)			19,031,608

Expenses:
Rental expenses	7,673,683	—	563,438	—	(EE)		8,237,121
Interest expense	15,831,556	(12,277,280)	—	608,891	(HH)		4,163,167
Depreciation and amortization	3,161,551	—	467,692	472,980	(II)		4,102,223
General and administrative	4,221,711	—	—	349,000	(EE)		4,570,711

	30,888,501	(12,277,280)	1,031,130	1,430,871			21,073,222

Operating (loss) income	(12,967,333)	12,277,280	531,510	(1,883,071)			(2,041,614)
Interest income from affiliate note receivable	2,942,213	—	—	(2,333,322	)(FF)		608,891

(Loss) income from continuing operations	(10,025,120)	12,277,280	531,510	(4,216,393)			(1,432,723)

Discontinued operations:
Gain on sale of real estate	—	—	—	—			—

Income (loss) before income taxes	(10,025,120)	12,277,280	531,510	(4,216,393)			(1,432,723)

Provision (benefit) for income taxes	—	—	—	(587,416	)(GG)		(587,416)
Net income (loss)	$(10,025,120)	$12,277,280	$531,510	$(3,628,977)			$(845,307)

Pro Forma basic earnings per share						$	[ •]
ProForma diluted earnings per share						$	[ •]
Pro Forma weighted average common shares outstanding—basic							[ •]
ProForma weighted average common shares outstanding—diluted							[ •]

See accompanying notes.

MERUELO MADDUX PROPERTIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(Unaudited)

1. Adjustment to the Pro Forma Condensed Consolidated Balance Sheet

The adjustments to the pro forma condensed consolidated balance sheet as of September 30, 2006 are as follows:

(A)	Represents the historical combined balance sheet of our predecessor business as of September 30, 2006. In connection with this offering, we have completed or will complete several transactions that we collectively refer to as the formation transactions, pursuant to which we will acquire substantially all of the operations of our predecessor business, including the interests in our projects, and retain the employees of our predecessor business. Our predecessor business comprises multiple limited liability companies and corporations currently owned by affiliates of Messrs. Meruelo (the “controlling interests”) and Maddux (the “non-controlling interests”), which affiliates we sometimes refer to as the contributors. Upon completion of the formation transactions, our operating partnership, directly or through subsidiaries, will own or lease, or have contractual rights to acquire interests in, 53 projects and will employ approximately 91 employees through a wholly-owned management company subsidiary.

	As of September 30, 2006, Messrs. Richard Meruelo and John Charles Maddux were the ultimate owners of our predecessor business. Upon the consummation of this offering, Messrs. Meruelo and Maddux will directly or indirectly own approximately [•]% of the Company. We will conduct substantially all of our operations and own substantially all of our assets through our operating partnership and its subsidiaries. The exchange of the interests contributed by Richard Meruelo or related entities owned by Richard Meruelo will be accounted for as a reorganization of entities under common control; accordingly, the contributed assets and assumed liabilities majority-owned by Richard Meruelo will be recorded at our predecessor business’ historical cost basis.

	Following the formation transactions we will have a holding company structure and will rely upon funds received from our operating partnership to pay liabilities. Our primary asset is our general partnership interest in our operating partnership. We have no independent means of generating revenues. To the extent we require funds to pay taxes or other liabilities incurred by us or for any other purpose, we must rely on funds received from our operating partnership.

(B)	The exchange of the interests contributed by John Charles Maddux or related entities owned by John Charles Maddux will be accounted for as a purchase of minority interests; accordingly, the contributed assets and liabilities assumed minority-owned by John Charles Maddux will be recorded at estimated fair value.

(C)	Reflects sale of 40,000,000 shares of common stock for $[•] per share in this offering:

	Proceeds from this offering	$520,000,000
	Less estimated costs associated with this offering ($36,400,000) in underwriters’ discounts and commissions and $5,000,000 of other costs	$41,400,000

	Net cash proceeds	$478,600,000

	Increase to common stock and additional paid in capital	$478,600,000

(D)	Reflects the payoff of a mezzanine credit facility with CalPERS in principal amount of $150,000,000 and accrued interest of $26,792,725, and write off of unamortized loan costs in the amount of $2,566,905 and the payoff of $200,282,270 in principal amount on secured mortgage debt, $1,674,124 of related accrued interest, $895,494 in prepayment penalties and the write off of $253,954 in unamortized loan costs.

MERUELO MADDUX PROPERTIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

(Unaudited)

(E)	Represents the acquisition of 15 properties to fund the cash portion of the purchase price for the projects listed below:

	Future Acquisition Obligations
Project	Rental Properties	Real Estate Held for Development	Total
1800 E Washington (closed 10/27/06)	$11,000,000		$11,000,000
Washington Produce Market		7,875,000	7,875,000
Pomona Village and Pomona Retail		19,473,000	19,473,000
Meruelo Baldwin Park		4,441,000	4,441,000
620 Gladys Avenue	9,075,500		9,075,500
905 E. 8th Street		700,000	700,000
4th Street Center (closed 11/3/06)		2,168,060	2,168,060
Crown Commerce Center		1,825,000	1,825,000
801 E 7th Street		7,025,000	7,025,000
American Fish Building		4,664,024	4,664,024
Santa Fe Plaza		4,334,208	4,334,208
1828 Oak Plaza	4,245,000		4,245,000
San Fernando Court		875,000	875,000
1000 E. Cesar Chavez (closed 10/28/06)		444,800	444,800

	$24,320,500	$53,825,092	$78,145,592

After September 30, 2006, we acquired 1800 E. Washington, 1000 E. Cesar Chavez and 900 E. 4th Street for the remaining cash portion of the purchase price of $13,612,860 as listed with the closing date indicated parenthetically. We also obtained mortgage debt obligations totaling $9,795,500 on these properties. In addition, we entered into other debt financing totaling $16,305,484. The interest rates on our financing after September 30, 2006 ranged from 8.0% to 12.0%. One note has a prepayment penalty. On October 27, 2006, we entered into this note for $8,250,000 with an interest rate of 12.0% that has a one-year minimum amount of interest due. We intend to payoff this note on October 27, 2007. On December 14, 2006, we also entered into a one year construction loan at prime plus 50 basis points. As such, we have reflected these notes in our pro forma financial statements. We intend to payoff all other loans executed after September 30, 2006 with proceeds from this offering. These loans do not have any prepayment penalties. Accordingly, we have reflected the cash portion of the purchase price for these projects in our combined pro forma balance sheet, since as of September 30, 2006, these projects are future acquisition obligations.

(F)	Reflects payoff of notes to affiliates held by Mr. Meruelo who advanced funds to our predecessor business for development activities		$4,581,205

(G)	Reflects reduction in the number of shares of common stocks that would otherwise have been issuable to the contributor affiliated with Mr. Maddux in the formation transactions as a result of the Company’s assumption of $700,000 loan		$700,000

(H)	Reflects reclassification of owners’ deficit and common stock to additional paid in capital		$29,340,238

(I)	On November 9, 2006, we received $8,400,000 from the condemnation proceeding with the Taylor Yards Entity. We recorded this transaction as a contingent liability and will issue shares to Mr. Meruelo and Mr. Maddux upon the completion of the formation transactions and offering and the successful final litigation of this matter. We expect the condemnation proceedings will be completed, and the note paid in full or in part, within three years. We do not expect any other payment before the completion of our formation transactions.

(J)	Reflects tax reimbursement payment to Mr. Maddux on recognized gain as a result of the contributions and mergers and the loan assumption	$	[	•]

MERUELO MADDUX PROPERTIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

(Unaudited)

2. Adjustments to the Pro Forma Condensed Consolidated Statement of Operations

The adjustments to the pro forma condensed consolidated statement of operations for the nine months ended September 30, 2006 and for the year ended December 31, 2005 are as follows:

(AA)	Reflects our predecessor business’ historical condensed combined statement of operations for the nine months ended September 30, 2006 and for the year ended December 31, 2005. As discussed in note 1(A), the exchange of the interest contributed by Richard Meruelo or related entities owned by Richard Meruelo will be accounted for as a reorganization of entities under common control and accordingly the contributed assets and assumed liabilities will be recorded at our predecessor business’ historical cost basis. As discussed in note 1(B), the exchange of interests contributed by John Charles Maddux or related entities owned by John Charles Maddux will be accounted for as a purchase of minority interests; accordingly, the contributed assets and liabilities assumed minority-owned by John Charles Maddux will be recorded at estimated fair value.

(BB)	Reflects decrease in interest expense due to payoff of selected mortgage notes and CalPERS’ note:

		Nine Months ended September 30, 2006		Year ended December 31, 2005
		$14,916,846		$12,277,280

(CC)	Reflects estimated income and expense activity from the three rental properties we plan to acquire for a total cost of $25,755,000 ($24,320,500 net of deposits) using the cash portion of the purchase price.

(DD)	Reflects elimination of the management fee charged to Taylor Yards and a non-recurring consulting fee for the sale of properties owned by Homero and Belinda Meruelo. After the formation transaction, the Company will have a management agreement in place for properties owned by Homero and Belinda Meruelo for approximately $150,000 annually.

		Nine Months ended September 30, 2006		Year ended December 31, 2005
		$135,200		$452,200

(EE)	Reflects the issuance to our employees and non-employee directors of 304,436 and 7,680 shares, respectively, of restricted stock pursuant to our 2007 Equity Incentive Plan. The restricted stock grants will be recorded as compensation expense or capitalized compensation on a straight-line basis over the vesting period of three years and two years, respectively. The total award of restricted stock to be granted on completion of this offering is $[•]. Total compensation expense will be allocated to general and administrative and rental expenses of $[•] and $[•] respectively. The remaining stock grants of $[•] will be capitalized to the projects as these employees are working on specific development projects.

Reflects incremental salaries of executives as reflected in their individual employment agreements and compensation expense related to awards of 327,835 long-term incentive units, which vest over a three year period.

		Nine Months Ended September 30, 2006		Year Ended December 31, 2006
General and administrative:
	Incremental salaries	$261,750		$349,000
	Restricted stock awards	[	•]	[	•]
	Long-term incentive units	[	•]	[	•]

	Total general and administrative	$ [	•]	$ [	•]

	Rental expenses—restricted stock awards	$ [	•]	$ [	•]

MERUELO MADDUX PROPERTIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

(Unaudited)

	We expect to incur additional general and administrative expense as a result of becoming a public company, including but not limited to incremental salaries, board of directors fees and expenses, director’s and officer’s insurance, Sarbanes-Oxley compliance costs, and incremental audit and tax fees. We estimate that these costs could result in incremental general and administrative expenses of $2,500,000 to $3,500,000 per year. As we have not yet entered into contracts with third parties to provide these services, we have not included these expenses in the accompanying pro forma consolidated statements of operations.

(FF)	Reflects the reduction in interest from 18% to 5.13% charged on the approximately $23.0 million affiliate note receivable. The note receivable evidences amounts drawn by our predecessor business’ credit facility with CalPERS, which amounts were provided to the Taylor Yards Entity in connection with its acquisition of the property now subject to condemnation. The Taylor Yards Entity was not contributed to us because of the condemnation. We expect the condemnation proceedings will be completed, and the note paid in full or in part, within three years. Currently the note bears interest at 18% and is directly related to the cost of borrowing from CalPERS. After the formation transactions and the CalPERS facility is paid off, the note will be reduced to the applicable federal rate of interest which as of September 30, 2006 is 5.13%.

	Nine Months Ended September 30, 2006	Year Ended December 31, 2005
	$(2,487,870)	$(2,333,322)

(GG)	Reflects the pro forma income tax provision on the pro forma pretax income of the Company calculated as follows:

		Nine Months ended September 30, 2006	Year ended December 31, 2005
	Income (loss) before income taxes	$983,850	$(1,432,723)
	Statutory Tax Rate (Federal and California State)	41%	41%

		$403,379	$(587,416)

(HH)	Reflects the interest expense obligation after the formation transactions charged on the affiliate note receivable. The interest expense amount accrues at the applicable federal rate (same as interest income) and is payable in cash to the MM Fund if and when amounts owing under the note receivable are paid which is contingent upon the outcome of condemnation proceedings related to the Taylor Yards Entity.

	Nine Months ended September 30, 2006	Year ended December 31, 2005
	$456,668	$608,891

(II)	Reflects the increase in depreciation of building and amortization on intangible assets resulting from the acquisition of minority interests under purchase accounting.

	Nine Months ended September 30, 2006	Year ended December 31, 2005
	$354,735	$472,980

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Meruelo Maddux Properties, Inc.

We have audited the accompanying consolidated balance sheet of Meruelo Maddux Properties, Inc. and Subsidiary (the Company) as of September 14, 2006. This consolidated balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this consolidated balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Meruelo Maddux Properties, Inc. and Subsidiary at September 14, 2006, in conformity with U.S. generally accepted accounting principles.

/s/    ERNST & YOUNG LLP

Los Angeles, California

September 15, 2006

MERUELO MADDUX PROPERTIES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

September 14, 2006

ASSETS
Cash	$3,000

Total assets	$3,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities	$—
Stockholders’ Equity:
Common stock, $0.01 par value, 1,000 shares authorized; 200 shares issued and outstanding	2
Additional paid-in capital	2,998

Total stockholders’ equity	3,000

Total liabilities and stockholders’ equity	$3,000

MERUELO MADDUX PROPERTIES, INC.

NOTES TO CONSOLIDATED BALANCE SHEET

September 14, 2006

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Meruelo Maddux Properties, Inc. (the Company) was organized on July 5, 2006 to acquire substantially all of the interests, assets and liabilities of Meruelo Maddux Properties Predecessor (Meruelo Maddux) and was capitalized with $3,000 on September 14, 2006. As of September 14, 2006, the Company’s owners, Richard Meruelo and John Charles Maddux, own 100% of the outstanding common stock of the Company. Concurrent with the consummation of an initial public offering (the Offering) of the common stock of the Company and a newly formed limited partnership, Meruelo Maddux Properties, L.P. (the Operating Partnership), together with the members of the limited liability companies and the stockholders of the S-corporations will engage in certain formation transactions (the Formation Transactions). The Formation Transactions are designed to (i) continue the operations of Meruelo Maddux, (ii) pay down existing mortgage debt, (iii) payoff the CalPERS mezzanine loan facility (we are discussing with CalPERS the possibility of amending and retaining the facility), (iv) provide capital for future acquisitions, (v) fund future development costs, and (vi) establish a capital reserve for general corporate purposes.

Meruelo Maddux is not a legal entity but rather a combination of entities and operations whose owners are Richard Meruelo, Maria Meruelo and John Charles Maddux as described below. Meruelo Maddux is a full-service real estate operating company that acquires, develops, redevelops, and owns industrial, commercial and residential properties. Meruelo Maddux’s focus is on developing or redeveloping underutilized urban real estate into productive, desirable land uses. Once these properties are developed, management of Meruelo Maddux intends to sell the residential properties and own and operate many of the industrial and commercial properties. All assets of Meruelo Maddux are currently located in Southern California, with the majority of its assets in the greater Los Angeles area.

The operations of the Company will be carried on primarily through the Operating Partnership. The Company will be the sole general partner in the Operating Partnership. Pursuant to contribution agreements among the owners of Meruelo Maddux and the Operating Partnership, the Operating Partnership will receive a contribution of interest in the real estate properties in exchange for common units of limited partnership interest in the Operating Partnership and the assumption of debt and other specified liabilities. The Company and Operating Partnership will be fully integrated, self-administered and self-managed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated balance sheet includes the accounts of the Company and the Operating Partnership. All significant intercompany balances and transactions have been eliminated in consolidation.

3. OFFERING COSTS

In connection with the Offering, affiliates of the Company have incurred legal, accounting and related costs which may be reimbursed by the Company, contingent upon completion of the Offering. Such costs will be deducted from the gross proceeds of the Offering and recorded as a reduction of stockholders’ equity on the consolidated balance sheet.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Owners

Meruelo Maddux Properties Predecessor:

We have audited the accompanying combined balance sheets of Meruelo Maddux Properties Predecessor (Meruelo Maddux) as defined in Note 1, as of December 31, 2005 and 2004, and the related combined statements of operations, owners’ deficit and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index to Financial Statements. These financial statements and schedule are the responsibility of Meruelo Maddux’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Meruelo Maddux’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Meruelo Maddux Properties Predecessor at December 31, 2005 and 2004, and the combined results of their operations and their cash flows for each the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/    ERNST & YOUNG LLP

Los Angeles, California

September 12, 2006

MERUELO MADDUX PROPERTIES PREDECESSOR

COMBINED BALANCE SHEETS

	Sept. 30, 2006	December 31,
		2005	2004
	(Unaudited)
ASSETS
Cash	$3,259,970	$9,494,993	$993,408
Restricted cash	3,059,214	1,223,733	—
Accounts receivable	2,754,377	1,669,118	1,357,047
Rental properties, net	197,612,410	158,867,898	81,194,263
Real estate held for development	262,906,033	248,780,932	40,995,695
Other assets, net	6,366,948	7,315,660	1,269,366

Total assets	$475,958,952	$427,352,334	$125,809,779

LIABILITIES AND MEMBER’S EQUITY
Accounts payable	$2,609,508	$1,772,363	$1,834,442
Accrued expenses and other liabilities	36,662,289	15,755,118	2,882,769
Due to affiliates, net	4,581,205	1,064,502	5,082,918
Notes payable secured by real estate	319,084,534	281,141,298	109,406,416
Note payable to CalPERS	150,000,000	150,000,000	—

Total liabilities	512,937,536	449,733,281	119,206,545

Commitments and contingencies
Common stock	4,000	4,000	4,000
Additional paid in capital	11,662,594	11,662,594	11,562,594
Affiliate notes receivable	(23,021,293)	(19,059,061)	—
Retained earnings (deficit)	(25,623,885)	(14,988,480)	(4,963,360)

Total owners’ equity (deficit)	(36,978,584)	(22,380,947)	6,603,234

Total liabilities and owners’ equity	$475,958,952	$427,352,334	$125,809,779

See accompanying notes.

MERUELO MADDUX PROPERTIES PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS

	Nine Months ended Sept. 30,		Year ended December 31,
	2006	2005	2005	2004	2003
	(Unaudited)
Revenue:
Rental income	$16,085,083	$11,955,975	$16,525,986	$11,835,818	$8,068,350
Management fees	247,700	215,700	602,200	142,000	138,000
Other income	395,105	637,956	792,982	627,929	173,084

	16,727,888	12,809,631	17,921,168	12,605,747	8,379,434
Expenses:
Rental expenses	6,380,179	5,232,187	7,673,683	5,089,380	3,432,687
Interest expense	17,582,553	12,053,539	15,831,556	6,187,563	2,650,499
Depreciation and amortization	3,674,838	2,208,910	3,161,551	1,987,090	1,344,020
General and administrative	3,999,017	2,769,598	4,221,711	1,934,610	932,717

	31,636,587	22,264,234	30,888,501	15,198,643	8,359,923

Operating (loss) income	(14,908,699)	(9,454,603)	(12,967,333)	(2,592,896)	19,511
Interest income on affiliate notes receivable	2,944,538	2,035,797	2,942,213	—	—

Loss (income) from continuing operations	(11,964,161)	(7,418,806)	(10,025,120)	(2,592,896)	19,511

Discontinued operations:
Gain on sale of real estate	1,328,755	—	—	3,183,276	—

Net income (loss)	$(10,635,406)	$(7,418,806)	$(10,025,120)	$590,380	$19,511

See accompanying notes.

MERUELO MADDUX PROPERTIES PREDECESSOR

COMBINED STATEMENTS OF OWNERS’ EQUITY (DEFICIT)

	Common Stock	Additional Paid-in Capital	Affiliate Notes Receivable	Owners' Equity (Deficit)	Total
Balance at January 1, 2003	$2,000	$3,148,977	$—	$(5,573,251)	$(2,422,274)
Contributions	2,000	413,617	—	—	415,617
Distributions	—	—	—	—	—
Net income (loss)	—	—	—	19,511	19,511

Balance at December 31, 2003	4,000	3,562,594	—	(5,553,740)	(1,987,146)
Contributions	—	8,000,000	—	—	8,000,000
Distributions	—	—	—	—	—
Net income (loss)	—	—	—	590,380	590,380

Balance at December 31, 2004	4,000	11,562,594	—	(4,963,360)	6,603,234
Contributions	—	100,000	—	—	100,000
Distributions	—	—	—	—	—
Affiliate Notes Receivable	—	—	(19,059,061)	—	(19,059,061)
Net income (loss)	—	—	—	(10,025,120)	(10,025,120)

Balance at December 31, 2005	4,000	11,662,594	(19,059,061)	(14,988,480)	(22,380,947)
Contributions (Unaudited)	—	—	—	—	—
Distributions (Unaudited)	—	—	—	—	—
Affiliate Notes Receivable (Unaudited)	—	—	(3,962,233)	—	(3,962,233)
Net income (loss) (Unaudited)	—	—	—	(10,635,405)	(10,635,405)

Balance at September 30, 2006 (Unaudited)	$4,000	$11,662,594	$(23,021,294)	$(25,623,885)	$(36,978,585)

See accompanying notes.

MERUELO MADDUX PROPERTIES PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS

	Nine Months ended Sept. 30,		Year ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
Operating activities
Net income (loss)	$(10,635,405)	$(7,418,806)	$(10,025,120)	$590,380	$19,511
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain on sale of real estate	(1,328,755)	—	—	(3,183,276)	—
Depreciation and amortization	3,674,838	2,208,910	3,161,551	1,987,090	1,344,020
Interest income on affiliate notes receivable	(2,944,538)	(2,035,797)	(2,942,213)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(1,085,259)	(1,315,166)	(312,071)	(591,830)	(165,089)
Other assets	(190,767)	(3,278,374)	(6,706,325)	(451,570)	(141,745)
Accounts payable	655,941	(955,392)	(1,089,802)	467,446	(164,356)
Accrued expenses and other liabilities	1,162,475	(14,369)	744,237	(717,231)	734,870

Net cash (used in) provided by operating activities	(10,691,470)	(12,808,994)	(17,169,743)	(1,898,991)	1,627,211

Investing activities
Acquisition of real estate	(22,893,512)	(123,787,600)	(248,842,587)	(56,729,568)	(9,701,892)
Capitalized costs, escrow deposits and improvements	(10,969,775)	(21,172,357)	(26,114,818)	(9,960,406)	(7,043,120)
Proceeds from sale of real estate	5,475,510	—	—	10,579,544	—
Change in restricted cash	(1,835,481)	(1,415,722)	(1,223,733)	—	—

Net cash used in investing activities	(30,223,258)	(146,375,679)	(276,181,138)	(56,110,430)	(16,745,012)

Financing activities
Contributions	—	100,000	100,000	8,000,000	415,617
Distributions	—	—	—	—	—
Proceeds from (payments on) amounts due to affiliates	3,516,703	4,403,878	(4,018,416)	158,500	1,465,499
Issuance of affiliate notes receivable	(3,962,232)	(16,984,713)	(15,964,000)	—	—
Proceeds from notes payable secured by real estate	77,575,201	97,668,385	252,758,882	62,656,418	13,369,035
Proceeds from notes payable to CalPERS	—	100,000,000	150,000,000	—	—
Payments on notes payable secured by real estate	(42,449,966)	(25,009,000)	(81,024,000)	(12,000,000)	—

Net cash provided by financing activities	34,679,706	160,178,550	301,852,466	58,814,918	15,250,151

Net increase (decrease) in cash	(6,235,023)	993,877	8,501,585	805,497	132,350
Cash at beginning of period	9,494,993	993,408	993,408	187,911	55,561

Cash at end of period	$3,259,970	$1,987,285	$9,494,993	$993,408	$187,911

Supplemental disclosure of cash flow information
Interest paid (net of amounts capitalized)	$9,834,533	$4,817,533	$7,860,525	$6,144,160	$2,673,043

Supplemental disclosure of noncash information
Accounts payable, accrued expenses and other liabilities included in real estate held for development	$30,670,478	$9,461,634	$13,496,653	$340,817	$439,608

See accompanying notes.

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(Information pertaining to the nine months ended

September 30, 2006 and 2005 is unaudited)

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Meruelo Maddux Properties Predecessor (Meruelo Maddux) is not a legal entity but rather a combination of entities and operations whose owners are Richard Meruelo, Maria Meruelo and John Charles Maddux as described below. Richard Meruelo owns his controlling interests in the entities through a trust and a limited liability company. John Charles Maddux owns his controlling interests in the entities through a limited liability company. Meruelo Maddux is a full-service real estate operating company that acquires, develops, redevelops, and owns industrial, commercial and residential properties. Meruelo Maddux’s focus is on developing or redeveloping underutilized urban real estate into productive, desirable land uses. Once these properties are developed, management of Meruelo Maddux intends to sell the residential properties and own and operate many of the industrial and commercial properties. All assets of Meruelo Maddux are currently located in Southern California, with the majority of its assets in the greater Los Angeles area.

Meruelo Maddux Properties, Inc. (the Company or MMPI) was organized on July 5, 2006 to acquire substantially all of the interests, assets and liabilities of Meruelo Maddux. Concurrent with the consummation of an initial public offering (the Offering) of the common stock of the Company and the formation of a newly formed limited partnership, Meruelo Maddux Properties, L.P. (the Operating Partnership), together with the members of the limited liability companies and the stockholders of the S-corporations will engage in certain formation transactions (the Formation Transactions). The Formation Transactions are designed to (i) continue the operations of Meruelo Maddux, (ii) pay down existing mortgage debt, (iii) payoff the CalPERS mezzanine loan facility (we are discussing with CalPERS the possibility of amending and retaining the facility), (iv) provide capital for future acquisitions, (v) fund future development costs, and (vi) establish a capital reserve for general corporate purposes.

The operations of the Company will be carried on primarily through the Operating Partnership. The Company will be the sole general partner in the Operating Partnership. Pursuant to contribution agreements among the owners of Meruelo Maddux and the Operating Partnership, the Operating Partnership will receive a contribution of interest in the real estate properties in exchange for common units of limited partnership interest in the Operating Partnership and the assumption of debt and other specified liabilities. The Company and Operating Partnership will be fully integrated, self-administered and self-managed.

Meruelo Maddux combines the following limited liability companies and S-corporations with their respective member/ownership interests’ indicated:

Richard Meruelo — 75% and John Charles Maddux — 25%

•	Meruelo Farms, LLC (Center Village)

•	Meruelo Maddux — 845 S. Flower Street, LLC (717 W. 9th Street)

•	Meruelo Maddux Properties — 2951 Lenwood Road, LLC (Barstow Produce Center)

•	Merco Group — 2001-2021 West Mission Boulevard, LLC (Pomona Village and Pomona Retail)

•	Meruelo Maddux Properties — 760 S. Hill Street, LLC (The Union Lofts)

•	Meruelo Maddux Properties — 1009 North Citrus Avenue, Covina, LLC (Citrus Gardens)

•	Merco Group — 146 E. Front Street, LLC (Covina Gardens)

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS (Continued)

•	Meruelo Maddux Properties — 12385 San Fernando Road, LLC (San Fernando Court)

•	Merco Group, LLC (Sky Arc and Southern California Institute of Architecture)

•	Meruelo Maddux — 230 W. Avenue 26, LLC (230 W. Ave. 26th)

•	Meruelo Maddux Properties — 1919 Vineburn Street, LLC (1919 Vineburn Avenue)

•	Meruelo Maddux Properties — 306-330 N. Avenue 21, LLC (2131 Humboldt Street)

•	Meruelo Maddux — 336 W. 11th Street, LLC (Southpark Towers)

•	Meruelo Maddux — 500 Mateo Street, LLC (500 Mateo Street)

•	Meruelo Maddux — 3rd & Omar Street, LLC (3rd & Omar Street)

•	Meruelo Maddux Properties — 2131 Humboldt Street, LLC (2131 Humboldt Street)

•	Meruelo Maddux — 2415 E. Washington Blvd., LLC (Crown Commerce Center)

•	Meruelo Maddux — 915-949 S. Hill Street, LLC (Ullman Tower One)

•	Merco Group — Southpark, LLC (Soutpark Towers, Transamerica Lofts & Olive Street Towers)

•	Meruelo Maddux — 817-825 S. Hill Street, LLC (Ullman Tower Two)

•	Meruelo Maddux — 3000 E. Washington Blvd., LLC (3000 E. Washington Blvd.)

•	Meruelo Maddux Properties — 1800 E. Washington Boulevard, LLC (1800 E. Washington Blvd.)

•	Meruelo Maddux Properties — 1060 N. Vignes, LLC (Vignes Village)

•	Meruelo Maddux — 1000 E. Cesar Chavez, LLC (1000 E. Cesar Chavez)

•	Merco Group — 2529 Santa Fe Avenue, LLC (Santa Fe Plaza)

•	Meruelo Maddux — 555 Central Avenue, LLC (American Fish)

•	Meruelo Maddux Construction, Inc.

Richard Meruelo — 100%

•	Alameda Produce Market, Inc. (Alameda Square & Seventh Street Produce Market)

•	Santa Fe & Washington Market, Inc. (American Apartments)

•	1828 Oak Street, LLC (1828 Oak Street)

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS (Continued)

•	Santa Fe Commerce Center, Inc. (Crown Commerce Center)

•	Merco Group — 1308 S. Orchard, LLC (Musica Latina Building)

•	905 8th Street, LLC (905 E. 8th Street)

•	Meruelo Chinatown, LLC (Meruelo Chinatown Village)

•	788 South Alameda, LLC (788 S. Alameda)

•	Meruelo Maddux California Future Fund, LLC

•	Merco Group — 1500 Griffith Avenue, LLC (1500 Griffith Avenue)

•	Merco Group — 2955 Leonis Boulevard, LLC (Leonis Cold Storage)

•	Merco Group — 3185 E. Washington Boulevard, LLC (Washington Cold Storage)

•	Merco Group — Camfield Avenue, LLC (Camfield Retail Center and Gold’s Gym & Storage)

•	Merco Group — 1211 E. Washington Boulevard, LLC (1211 E. Washington Blvd & Washington at Central Retail)

•	Merco Group — 4th Street Center, LLC (4th Street Center)

•	Merco Group — 620 Gladys Avenue, LLC (620 Gladys Avenue)

•	Merco Group — 801 E. 7th Street, LLC (801 E. 7th Street)

•	Merco Group — Ceres Street Produce, LLC (Ceres Street Produce Market)

•	Merco Group — Overland Terminal, LLC (Overland Terminal)

•	Merco Group — 1225 E. Washington Boulevard, LLC

Richard Meruelo — 99% and Maria Meruelo — 1%

•	Wall Street Market, LLC (Wall Street Market)

•	2640 Washington Boulevard, LLC (Washington Produce Market)

•	Meruelo Baldwin Park, LLC (Meruelo Baldwin Park)

•	Meruelo Wall Street, LLC (Meruelo Wall Street)

•	Merco Group — 5707 S. Alameda, LLC (5707 S. Alameda)

•	Merco Group — 425 West 11th Street, LLC (Desmond Building)

•	Merco Group — Little J, LLC (Transamerica Lofts & Southpark Towers)

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The real estate entities and operations to be included in the Offering for which Meruelo Maddux controls major decisions through majority voting ownership interests are combined in the accompanying combined financial statements and presented at historical cost. All significant intercompany balances and transactions have been eliminated in combination. The estimates and assumptions used in preparation of the combined financial statements are further discussed below in this Note.

Restricted Cash

Restricted cash consists of interest reserves required under the related loan agreements.

Monitoring of Rents and Other Receivables

The Company maintains an allowance for estimated losses that may result from the inability of tenants to make required payments. If a tenant fails to make contractual payments beyond any allowance, the Company may recognize bad debt expense in future periods equal to the amount of unpaid rent and deferred rent.

Rental Properties

Rental properties, including land, building improvements and capitalized leasing commissions, are stated at cost, less accumulated depreciation. Depreciation is being provided on a straight-line basis over the estimated useful lives of the assets. Buildings and building improvements are depreciated over 39 years, and tenant improvements over the term of the respective tenant leases. Capitalized lease commissions are amortized over the term of the related leases.

Costs related to the acquisition and improvement of the rental properties are capitalized, while expenses for repairs and maintenance are charged to operations as incurred. Certain expenses such as property taxes, utilities and repair and maintenance costs are chargeable to the tenants as provided in their lease agreements. Such reimbursements are recorded as rental income in the combined statement of operations. Costs related to terminated deal costs are expensed when Meruelo Maddux ceases due diligence and related acquisition efforts.

The acquisition of real estate properties is accounted for in accordance with SFAS No. 141, Business Combinations whereby the value of real estate acquired is allocated between land, buildings and improvements, acquired leasing commissions and tenant coordination costs, and to acquire above- and below-market leases and tenant relationships. The fair value of tangible assets is determined on an “as-if-vacant” basis based upon comparable sales and other relevant information obtained in connection with the acquisition of the property. The estimated fair value of acquired in-place at-market leases are the costs we would have incurred to lease property to the occupancy level of the property at the date of acquisition. Such estimate includes the fair value of leasing commissions and legal costs that would be incurred to lease the property to this occupancy level. Additionally, we evaluate the time period over which such occupancy level would be achieved and include an estimate of the net operating costs (primarily real estate taxes, insurance and utilities) incurred during the lease-up period, which generally ranges up to 8-9 months. These allocations have a direct impact on our results of operations as allocations between land, buildings and improvements because, if we were to allocate more value to land, there would be no depreciation with respect to such amount. If we were to allocate more value to the buildings as

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Rental Properties (Continued)

opposed to allocating the value of tenant leases, this amount would be recognized as an expense over a much longer period of time, since the amounts allocated to buildings are depreciated over the estimated lives of the buildings whereas amounts allocated to tenant leases are amortized over the terms of the leases.

Real Estate Held for Development

Real estate held for development, including land costs, building improvements, direct costs of construction, interest and property taxes incurred during development, are stated at cost. Interest and real estate taxes incurred relating to real estate held for development are capitalized when development activities begin, and capitalization ends when the qualifying assets are ready for their intended use or development activities cease.

Real Estate Held for Sale or Disposition

Meruelo Maddux accounts for properties held for disposition or properties that are sold during the period in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. An asset is classified as an asset held for disposition when it meets the requirements of SFAS No. 144, which include, among other criteria, the approval of the sale of the asset, the asset has been marketed for sale and the Company expects that the sale will likely occur within the next 12 months. Upon classification of an asset as held for disposition, the net book value of the asset, excluding long-term debt, is included in discontinued operations for all periods presented.

Impairment of Long-Lived Assets

Management assesses whether there has been impairment in the value of its long-lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount to the undiscounted future cash flows expected to be generated by the asset. If the current carrying value exceeds the estimated undiscounted cash flows, an impairment loss is recorded equal to the difference between the asset’s current carrying value and its value based on the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. Based on such periodic assessments, no indications of impairment were identified for the years ended December 31, 2005 and 2004.

Deferred Loan Costs

Costs incurred in issuing secured notes payable are capitalized. Deferred loan costs are included in other assets in the combined balance sheets. The deferred loan costs are amortized to interest expense over the life of the related loan. Any unamortized amounts upon early repayment of secured notes payable are written off in the period of repayment.

Revenue Recognition

Revenue is recognized in accordance with Staff Accounting Bulletin No. 104 of the Securities and Exchange Commission, Revenue Recognition (SAB 104), as amended. SAB 104 requires that four basic criteria must be met before revenue can be recognized: persuasive evidence of an arrangement exists; the delivery has

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

occurred or services rendered; the fee is fixed and determinable; and collectibility is reasonably assured. All leases are classified as operating leases and minimum rents are recognized on lease terms exceeding one year on a straight-line basis over the term of the respective leases. The excess of rents recognized over amounts contractually due pursuant to the underlying leases is included in accounts receivable in the combined balance sheets. Recoveries from tenants for common area maintenance expenses, real estate property taxes and other recoverable operating expenses are recognized as revenue in the period the associated costs are incurred. In addition, Meruelo Maddux records a capital asset for leasehold improvements constructed by Meruelo Maddux that are reimbursed by tenants, with the offsetting amount recorded to deferred revenue which is included in accrued expenses and other liabilities. The deferred revenue is amortized as additional rental revenue over the life of the related lease.

Rental revenue from month-to-month leases or leases with no scheduled rent increases or other adjustments is recognized on a monthly basis when earned.

Lease termination fees are recorded when the related leases are canceled and Meruelo Maddux has no continuing obligation to provide services to such former tenants. Lease termination fees are included in rental revenues and were not material for the years ended December 31, 2005, 2004 and 2003.

The Company recognizes gains on sales of real estate pursuant to the provisions of SFAS No. 66, Accounting for Sales of Real Estate. The specific timing of a sale is measured against various criteria in SFAS No. 66 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the property. If the sales criteria are not met the Company defers gain recognition and accounts for the continued operations of the property by applying the finance, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Income Taxes

The entities in the combined financial statements consist of limited liability companies and S-corporations. For federal and state income tax reporting purposes, the members and stockholders report their share of taxable income or loss on their separate tax returns. Accordingly, no provision for income taxes has been reflected in the accompanying combined financial statements other than the 1.5% tax due on taxable income of S-corporations in the State of California.

Segment Disclosure

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, established standards for disclosure about operating segments and related disclosures about products and services, geographic areas and major customers. Meruelo Maddux currently operates in one business segment: the acquisition, development, ownership, and management of commercial real estate. Additionally, the Company operates in one geographic area: California.

The products and services offered include rental of commercial and industrial space to tenants, parking and other tenant services.

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The methods and assumptions used to estimate the fair value of financial instruments include available market information and appropriate valuation methods. Considerable judgment is necessary to interpret market data and develop estimated fair values. The use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts. Accordingly, estimated fair values are not necessarily indicative of the amounts that could be realized in current market exchanges.

Cash, restricted cash, accounts receivable, other assets, accounts payable, accrued expenses and other liabilities—carrying amounts approximate fair value because of the short-term maturities of these instruments.

Notes payable—carrying amounts approximate fair value because of the short-term maturities of notes and interest rates are generally based on market rates.

Estimates Used in the Preparation of Financial Statements

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Included as part of management’s estimates and assumptions is Meruelo Maddux’s ability to continue as a going concern which takes into account certain significant conditions and events, including the Meruelo Maddux’s ability to repay or refinance short-term debt, and to obtain appropriate entitlements to proceed with planned development activities. Additionally, management’s plans include estimates and assumptions which may be impacted by changes in economic conditions, including interest rates, construction costs and real estate values. Actual results could significantly differ from those estimates.

3. RENTAL PROPERTIES

Rental properties consist of the following:

	September 30 2006	December 31
		2005	2004
	(Unaudited)
Rental properties
Land	$79,113,970	$58,261,790	$28,524,420
Building and improvements	131,500,236	111,457,624	61,099,674

	210,614,206	169,719,414	89,624,094
Less: Accumulated depreciation	(13,001,796)	(10,851,516)	(8,429,831)

	$197,612,410	$158,867,898	$81,194,263

Rental properties include 14 and four commercial properties located in Southern California as of December 31, 2005 and 2004, respectively.

Depreciation expense on buildings and building improvements was $2,421,685, $1,568,308 and $1,185,806 for the years ended December 31, 2005, 2004 and 2003, respectively.

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

3. RENTAL PROPERTIES (Continued)

Rental properties include 22 commercial properties located in Southern California as of September 30, 2006 (unaudited).

Depreciation expense on buildings and building improvements was $2,535,359 and $1,685,062 for the nine months ended September 30, 2006 and 2005, respectively (unaudited).

4. REAL ESTATE HELD FOR DEVELOPMENT

Real estate held for development consists of the following:

	September 30 2006	December 31
		2005	2004
	(Unaudited)
Real estate held for development
Land	$175,577,335	$185,634,851	$23,779,962
Building and improvements	15,460,315	18,305,003	9,041,706
Construction in process	71,868,383	44,841,078	8,174,027

	$262,906,033	$248,780,932	$40,995,695

As of December 31, 2005 and 2004, construction in process includes costs related to ongoing build-to-suit construction agreements and other acquisition deposits totaling $11,969,482 and $3,013,505, respectively (See Note 10). During the years ended December 31, 2005, 2004 and 2003, Meruelo Maddux incurred interest costs of $30,488,047, $7,603,904, and $3,241,835 of which $14,656,491, $1,416,341, and $591,336, respectively has been capitalized to real estate held for development.

As of September 30, 2006, construction in process includes costs related to ongoing build-to-suit construction agreements and other acquisition deposits totaled $10,228,038 (unaudited) (See Note 10). During the nine months ended September 30, 2006 and 2005, Meruelo Maddux incurred interest costs of $41,374,655 and $17,793,657 of which $23,792,102, and $5,740,118, respectively, has been capitalized to real estate held for development (unaudited).

5. OTHER ASSETS

Other assets consist of the following:

	September 30 2006	December 31
		2005	2004
	(Unaudited)
Other assets
Deferred loan costs	$5,318,202	$5,205,959	$1,047,064
Intangible assets – In-place leases	1,208,700	1,208,700	—
Machinery and equipment	1,574,580	1,104,037	581,507
Prepaid expenses	885,583	1,199,012	642,713
Other	303,735	306,292	—

	9,290,800	9,024,000	2,271,284
Accumulated amortization and depreciation	(2,923,852)	(1,708,340)	(1,001,918)

	$6,366,948	$7,315,660	$1,269,366

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

6. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	September 30 2006	December 31
		2005	2004
	(Unaudited)
Accrued liabilities
Accrued interest – CalPERS note	$26,792,725	$10,732,901	$—
Accrued interest – mortgage debt	2,473,092	2,077,562	403,431
Tenant security deposits	2,178,440	1,861,055	1,351,353
Property taxes	1,970,694	409,122	551,894
Other	3,247,338	674,478	576,091

	$36,662,289	$15,755,118	$2,882,769

7. NOTES PAYABLE SECURED BY REAL ESTATE

Fixed rate mortgage notes and variable rate mortgage notes consisted of the following:

	September 30 2006	December 31
		2005	2004
	(Unaudited)
Fixed rate mortgage notes:
7% Note paid off January 31, 2006	$—	$8,398,447	$—
7% Note due January 24, 2013	3,000,000	—	—
6.88% Note paid off May 15, 2006	—	2,818,000	—
6.09% Note due April 13, 2013	9,897,300	—	—
10% Note paid off June 29, 2006	—	136,997	—
6% Note paid off June 29, 2006	—	715,285	—
8% Note paid off June 29, 2006	—	3,550,000	—
6.25% Note due July 5, 2008	21,218,788	21,497,694	21,000,000
12% Note due January 13, 2007	3,782,300	3,365,000	3,000,000
18% Note paid off March 17, 2006	—	4,360,137	—
7% Note due March 1, 2016	863,933	—	—
6.5% Note due August 24, 2010	7,000,000	7,000,000	—
10% Note paid off November 12, 2005	—	—	—
18% Note due September 30, 2007	17,730,497	15,476,448	—
18.01% Note paid off March 15, 2006	—	2,199,891	2,113,000
8% Note due April 1, 2008	313,868	319,374	—
9% Note due February 25, 2015	715,919	752,781	—
6.75% Note due November 30, 2008	52,149,119	53,000,000	46,683,104
9.159% Note due August 15, 2007	12,738	21,559	35,192
9.261% Note due December 15, 2007	15,777	24,408	37,811
9.5% Note due July 15, 2006	—	25,059	67,230
7.48% Note due September 5, 2011	10,488,206	10,582,626	10,697,803
6.95% Note due September 15, 2007	1,950,000	1,950,000	1,950,000
10% Note interest deferred at maturity due December 31, 2006	1,000,000	—	—
9.77% Note due November 1, 2008	653,683	664,371	677,370

Total Fixed rate mortgage notes:	$130,792,128	$136,858,077	$86,261,511

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

7. NOTES PAYABLE SECURED BY REAL ESTATE (Continued)

	September 30 2006	December 31
		2005	2004
	(Unaudited)
Variable rate mortgage notes:
9% Note (prime plus 1%) due October 1, 2008	$7,000,000	$7,000,000	$—
9.25% Note (prime plus 1%) due March 20, 2007	9,440,669	—	—
8.50% Note (prime plus .25%) due March 1, 2007	3,346,750	3,174,998	—
8.5% Note (prime plus .25%) due November 15, 2006	4,097,500	3,797,859	—
9.25% Note (prime plus 1%) due April 1, 2007	14,062,500	14,062,500	—
8.25% Note (prime plus 1%) paid off January 31, 2006	—	8,084,845	—
7.33% Note (prime or LIBOR plus 1%) due March 1, 2008	12,234,918	—	—
9.25% Note (prime plus 1%) paid off August 11, 2006	—	2,000,000	—
8.5% Note (prime plus .25%) due August 1, 2007	2,116,928	—	—
8.75% Note (prime plus .50%) due June 29, 2008	768,752	—	—
8.75% Note (prime plus .50%) due January 5, 2008	3,928,328	—	—
9% Note (prime plus 1.5%) due October 1, 2007	19,000,000	12,000,000	12,000,000
8.75% Note (prime plus .50% or LIBOR plus 2.75%) paid off July 28, 2006	—	10,000,000	—
8.5% Note (prime plus .25%) due August 1, 2011	10,295,281	—	—
8.5% Note (prime plus .25%) due April 1, 2007	1,783,204	1,678,423	—
8.5% Note (prime plus 1%) due March 15, 2007	1,828,463	1,720,194	—
8.75% Note (prime plus .50%) due May 1, 2015	3,870,555	2,883,052	—
8.75% Note (prime plus .50%) due July 1, 2015	1,661,732	1,671,570	—
9.25% Note (prime plus 1%) due November 22, 2006	2,000,000	2,000,000	—
9.25% Note (prime plus 1%) due November 1, 2006	6,837,674	6,400,000	—
8.5% Note (prime plus .25%) due March 16, 2007	625,116	—	—
8.5% Note (prime plus .25% due April 1, 2007	823,766	—	—
8.5% Note (prime plus .25%) due February 15, 2007	926,985	—	—
8.5% Note (prime plus .25%) due March 1, 2007	2,475,000	2,346,097	—
8.5% Note (prime plus .25%) due March 1, 2007	247,500	233,628	—
8.5% Note (prime plus .25%) due April 1, 2007	2,255,000	2,123,111	—
8.5% Note (prime plus .25%) due February 15, 2007	451,365	—	—
9.25% Note (prime plus 1%) due July 1, 2008	5,500,000	5,500,000	—
8.5% Note (prime plus .25%) due October 15, 2006	1,799,884	1,693,308	—
8.5% Note (prime plus .25%) due March 1, 2007	5,107,259	—	—
9.25% Note (prime plus 1%) due December 23, 2006	1,000,000		—
8.5% Note (prime plus .25%) due August 15, 2010	2,623,797	2,625,000	—
8.5% Note (prime plus .25%) due March 1, 2007	894,323	—	—
8.5% Note (prime plus .25%) due February 1, 2007	1,210,240	—	—
8.25% Note (prime or LIBOR plus 2.4%) due November 1, 2007	10,365,620	9,780,637	—
8.24% Note (prime or LIBOR plus 2.75%) due August 1, 2007	25,000,000	24,277,569	—
8.5% Note (prime plus .25%) due March 1, 2007	3,040,998	—	—
8.5% Note (prime plus .25%) due May 1, 2007	6,253,117	5,885,685	—

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

7. NOTES PAYABLE SECURED BY REAL ESTATE (Continued)

	September 30 2006	December 31
		2005	2004
	(Unaudited)
8.75% Note (prime plus .5%) due March 26, 2007	6,033,056	5,924,993	5,121,889
9.25% Note (prime plus 1%) due April 14, 2007	5,000,000	5,000,000	3,360,000
9.25% Note (prime plus 1%) due December 1, 2008	835,795	850,000	1,065,063
9.75% Note (prime plus 1.5%) due August 1, 2007	691,649	698,858	710,592
10.25% Note (prime plus 2%) due September 10, 2007	858,682	870,894	887,361

Total variable rate mortgage notes:	188,292,406	144,283,221	23,144,905

Grand Total	$319,084,534	$281,141,298	$109,406,416

As of December 31, 2005, principal payments due for mortgage notes are as follows:

2006	$65,717,813
2007	95,528,108
2008	94,575,298
2009	339,444
2010	10,563,556
Thereafter	14,417,079

$281,141,298

At December 31, 2005, the carrying value of the real estate securing the fixed and variable rate mortgages was $387,764,636.

Most of the mortgage notes for properties held for development have a related interest reserve. These reserves generally cover the estimated interest carrying costs during the mortgage term. As interest accrues it is added to the note balance up to the amount of the interest reserve. At December 31, 2005 and 2004, there is approximately $10,831,906 and $761,250, respectively in the interest reserve account.

At September 30, 2006, the carrying value of the real estate securing the fixed and variable rate mortgages was $444,212,706 (unaudited).

Most of the mortgage notes for properties held for development have a related interest reserve. These reserves generally cover the estimated interest carrying costs during the mortgage term. As interest accrues it is added to the note balance up to the amount of the interest reserve. At September 30, 2006, there is approximately $9,817,937 in the interest reserve account (unaudited).

Many of the mortgage notes are coming due within one year. Accordingly, Meruelo Maddux has obtained letters of intent and/or commitments from lenders for the notes coming due within the next nine months. For the remaining notes, Meruelo Maddux is actively engaged in extending, refinancing or seeking construction financing. Management believes, based on its relationship with existing lenders and discussion with potential lenders, that it will be able to refinance the existing mortgage notes with comparable terms.

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

8. NOTE PAYABLE TO CalPERS

On February 11, 2005, Meruelo Maddux through Meruelo Maddux California Future Fund, LLC (Future Fund), an affiliate, entered into an agreement with the State of California Public Employees’ Retirement System (CalPERS) and obtained a mezzanine loan facility in the amount of $150,000,000 to acquire and develop Southern California real estate. Meruelo Maddux expanded operations upon the initial funding by CalPERS on February 16, 2005. Under the credit facility, the Future Fund lends funds to affiliated limited liability companies and they in turn use these funds to acquire properties.

The interest rate is 18%. The facility requires monthly interest only payments at a 6.5% pay rate. The remaining 11.5% interest is deferred until the maturity date of the loan facility. At December 31, 2005 and 2004, Meruelo Maddux had drawn $150,000,000 and $0 respectively, from the CalPERS facility. The term of the loan is five years (maturing in February 2010), with two options to extend for one year each at the election of Meruelo Maddux.

At December 31, 2005, Meruelo Maddux owed CalPERS $160,299,568 in principal and accrued interest. During 2005, Meruelo Maddux made interest payments to CalPERS of $5,032,986. Meruelo Maddux has pledged as collateral its membership interests in the underlying limited liabilities companies, its stockholder interest in Alameda Produce Market, Inc. and other entities not combined with Meruelo Maddux. The owner has also provided a personal guarantee in support of the CalPERS note payable.

At September 30, 2006, Meruelo Maddux has drawn $150,000,000 from the CalPERS facility (unaudited). The term of the loan remains five years (maturing in February 2010), with two options to extend for one year each at the election of Meruelo Maddux.

At September 30, 2006, Meruelo Maddux owed CalPERS $176,792,725 in principal and accrued interest (unaudited). During the nine months ended September 30, 2006 and 2005, Meruelo Maddux made interest payments to CalPERS of $6,581,250 and $3,408,153, respectively (unaudited). Meruelo Maddux has pledged as collateral its membership interests in the underlying limited liabilities companies, its stockholder interest in Alameda Produce Market, Inc. and other entities not combined with Meruelo Maddux. The owner has also provided a personal guarantee in support of the CalPERS note payable.

9. RENTAL INCOME

Rental income consists of fixed minimum rents, contingent rents and reimbursements from tenants of common area maintenance expenses and real estate taxes under noncancelable operating lease agreements.

Minimum future rental receipts, excluding any reimbursement of expenses or contingent rents, due to Meruelo Maddux for the years succeeding December 31, 2005, are as follows:

2006	$10,988,132
2007	7,002,790
2008	5,751,261
2009	1,850,374
2010	1,152,250
Thereafter	—

$26,744,807

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

10. COMMITMENTS AND CONTINGENCIES

Meruelo Maddux has an ongoing build-to-suit construction agreement with Dynamic Builders that allows it to identify a property for development and Dynamic Builders will acquire the property and construct the improvements according to Meruelo Maddux’s specifications. As of December 31, 2005, Meruelo Maddux’s agreed-upon price contracts at completion with Dynamic Builders totaled approximately $125,724,801 ($117,775,251 at September 30, 2006 unaudited) of which $7,171,352 ($5,090,952 at September 30, 2006 unaudited) had been paid in deposits and included in real estate held for development. Meruelo Maddux intends to close on the remaining contracts when completed which is expected to occur within two years.

As of December 31, 2005, Meruelo Maddux has entered into other purchase contracts or agreements to acquire real estate development properties from third parties with a total contract price of $48,461,985 ($49,672,000 at September 30, 2006 unaudited).

As of December 31, 2005, Meruelo Maddux has also entered into two purchase contracts with the parents of Richard Meruelo to acquire land for $20,000,000 and $16,950,000 in Pomona and Los Angeles, California, respectively (see also Note 11).

The Company’s commitments and contingencies include the usual obligations of real estate owners, operators and developers incurred in the normal course of business. In the opinion of management, the resolution of these matters will have no material impact on the combined financial position or results of combined operations of Meruelo Maddux.

Meruelo Maddux maintains its cash at insured financial institutions. The combined account balances at each institution periodically exceed FDIC insurance coverage and, as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. Management believes that the risk is not significant.

11. RELATED-PARTY TRANSACTIONS

As of December 31, 2005 and 2004, Meruelo Maddux owes affiliates $1,064,502 and $5,082,917 respectively, related to net advances received for operational and development activities. Interest is charged on affiliate borrowings at Prime plus 1.25% (8.5% and 6.5% at December 31, 2005 and 2004, respectively). As of December 31, 2005 and 2004, Meruelo Maddux has capitalized net interest expense charged by affiliates of $333,867 and $0, respectively.

As of December 31, 2005, Meruelo Maddux was owed $19,059,061 ($20,269,217 at September 30, 2006 unaudited) under notes receivable from affiliates. The notes are due from affiliate entities not included in the combined financial statements of Meruelo Maddux because the properties it owns are subject to condemnation proceedings. The proceeds of the notes were sourced from the CalPERS mezzanine loan facility and carry the same interest rate, repayment terms and maturity date (See Note 8). As of December 31, 2005 and September 30, 2006, the notes receivable from affiliates have been included as a reduction of owners’ equity (deficit) in the combined balance sheets.

Meruelo Maddux provides property management, leasing and development services to properties that are owned by a related party namely Homero and Belinda Meruelo, the parents of Richard Meruelo. Management fees generated for the years ended December 31, 2005, 2004 and 2003, totaled $602,200, $142,000 and $138,000, respectively. Such management fees generated for the nine months ended September 30, 2006 and 2005, totaled $247,700 and $215,700, respectively (unaudited).

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

11. RELATED-PARTY TRANSACTIONS (Continued)

As of September 30, 2006, Meruelo Maddux owes affiliates $4,581,205 (unaudited), related to net advances received for operational and development activities. Interest is charged on affiliate borrowings at Prime plus 1.25% (9.5% at September 30, 2006 unaudited). For the nine months ended, September 30, 2006, Meruelo Maddux has not capitalized net interest expense charged by affiliates as such amounts have been for operating properties and other working capital purposes.

Because of the nature and extent of transactions with affiliates as described in Notes 1, 2 and 8, the accompanying combined financial statements may or may not be indicative of the condition that would have existed or the results of operations that would have occurred if Meruelo Maddux had operated without such affiliates.

12. RECENT ACCOUNTING PRONOUNCEMENTS

In May 2005, the SFAS No. 154, Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS No. 154) replaced APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and that correction of errors in previously issued financial statements should be termed a “restatement.” SFAS is now effective for accounting changes and corrections of errors, however, Meruelo Maddux had no such items.

On December 16, 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payments (SFAS No. 123R). SFAS No. 123R requires that compensation cost relating to share-based payment transactions be recognized in financial statements and measured based on the fair value of the equity or liability instruments issued. The adoption of SFAS No. 123R on January 1, 2006 is not expected to have a significant impact on the financial statements in 2006.

13. SUBSEQUENT EVENTS (Unaudited)

During the nine months ended September 30, 2006, Meruelo Maddux purchased five properties for $22,893,512 with related mortgage debt of $16,310,500 with rates ranging between 6.09% and 8.25% for terms of one to 10 years. Meruelo Maddux has refinanced various notes including all mortgage notes maturing in the nine months after year end December 31, 2005. Additionally, Meruelo Maddux has obtained a three-year construction loan commitment of $28,720,000 for the construction costs associated with The Union Lofts project.

Meruelo Maddux purchased three properties after September 30, 2006 for an aggregate price of $14,165,000. Simultaneous with the acquisition of these properties, the Company obtained mortgage debt totaling $9,795,500. The Company also entered into other financing totaling $16,305,484. The interest rates on these loans range from 8.0% to 12.0%. The Company expects to retain two of these notes after the formation transactions and the offering for $8,250,000 and $4,405,484 respectively. The $8,250,000 note with an interest rate of 12.0% has a one-year minimum amount of interest due. We entered into this note on October 27, 2006. We intend to hold this note for one year or until October 27, 2007. On December 14, 2006, the Company entered into a one year construction note for $4,405,484 at prime plus 50 basis points. There is no prepayment penalty associated with any of the other notes entered into after September 30, 2006. The Company intends to payoff all of these notes with the proceeds from this offering.

MERUELO MADDUX PROPERTIES

SCHEDULE III

COMBINED REAL ESTATE AND ACCUMULATED DEPRECIATION

	Encumbrances at December 31, 2005	Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Carrying Amount at December 31, 2005			Accumulated Depreciation at December 31, 2005	Year Built / Renovated	Year Acquired
Entity		Land	Building & Improvements	Land	Building & Improvements	Land	Building & Improvements	Total
Meruelo Farms, LLC	$7,000,000	$3,984,462	$5,315,538	$—	$27,803	$3,984,462	$5,343,341	$9,327,803	$114,174	1937	2005
MM—845 S. Flower Street, LLC	8,398,447	16,691,116	308,884	—	1,631,644	16,691,116	1,940,528	18,631,644	—	—	2005
MG—1500 Griffith Avenue, LLC	3,174,998	1,939,483	4,891,517	—	259,927	1,939,483	5,151,444	7,090,927	104,732	1978	2005
MMP—2951 Lenwood Road, LLC	3,797,858	1,351,581	5,398,419	—	1,066,491	1,351,581	6,464,910	7,816,491	—	1974	2005
MG—2955 Leonis Boulevard, LLC	2,818,000	900,000	2,857,562	—	111,496	900,000	2,969,058	3,869,058	—	2005	2005
MG—2001—2021 W Mission Blvd, LLC	14,062,500	5,174,693	13,575,307	—	1,872,224	5,174,693	15,447,531	20,622,224	230,497	1985	2005
MMP—760 S. Hill Street, LLC	8,084,845	3,156,792	8,843,208	—	1,704,238	3,156,792	10,547,446	13,704,238	—	1928	2005
MG—3185 E. Washington Blvd., LLC	—	—	—	—	1,607,823	—	1,607,823	1,607,823	—	2006	2006
Wall Street Market, LLC	—	—	—	—	2,326,611	—	2,326,611	2,326,611	—	—	2006
MG—2640 Washington Blvd., LLC	—	—	2,145	—	1,072,600	—	1,074,745	1,074,745	—	2006	2006
MG—Camfield Avenue, LLC	—	—	—	—	518,741	—	518,741	518,741	—	—	2006
MMP—1009 N Citrus Avenue, LLC	2,000,000	3,712,486	—	—	379,226	3,712,486	379,226	4,091,712	—	—	2005
MG—146 E. Front Street, LLC	852,282	1,476,528	—	—	225,024	1,476,528	225,024	1,701,552	—	1970	2004
MMP—12385 San Fernando Road, LLC	3,550,000	5,005,032	—	—	673,563	5,005,032	673,563	5,678,595	—	—	2005
Merco Group—LLC	22,000,000	22,198,157	7,443,308	—	1,558,830	22,198,157	9,002,138	31,200,295	—	1907	2004
Meruelo Wall Street, LLC	24,862,695	14,048,848	17,951,152	—	136,878	14,048,848	18,088,030	32,136,878	690,559	2000	2004
MG—5707 S. Alameda, LLC	1,678,423	3,319,794	—	—	580,905	3,319,794	580,905	3,900,699	—	1944	2005
MMP—1060 N. Vignes, LLC	1,720,194	3,607,638	—	—	345,605	3,607,638	345,605	3,953,243	—	—	2005
MG—1211 E. Washington Blvd., LLC	4,554,622	2,534,067	4,880,933	—	41,574	2,534,067	4,922,506	7,456,574	53,730	1951	2005
MG—4th Street Center, LLC	2,000,000	3,445,688	53,312	—	499,597	3,445,688	552,909	3,998,597	—	1919	2005
MG—425 West 11th Street, LLC	6,400,000	12,222,508	—	—	916,602	12,222,508	916,602	13,139,110	—	1917	2005
MG—620 Gladys Avenue, LLC	—	1,177,107	1,022,893	—	951,526	1,177,107	1,974,419	3,151,526	—	1986	2005
MG—Ceres Street Produce, LLC	—	1,701,655	—	—	312,827	1,701,655	312,827	2,014,482	—	1977	2005
MMP—1000 E. Cesar Chavez, LLC	2,579,725	4,714,978	—	—	230,384	4,714,978	230,384	4,945,362	—	1960	2005
MM—230 W. Avenue 26, LLC	2,123,111	5,012,904	—	—	122,392	5,012,904	122,392	5,135,296	—	1945	2005
MMP—1919 Vineburn Street, LLC	5,500,000	4,483,274	3,616,726	—	15,388	4,483,274	3,632,114	8,115,388	—	1984	2005
MMP—306—330 N. Avenue 21, LLC	1,693,308	1,250,543	2,049,457	—	11,784	1,250,543	2,061,241	3,311,784	8,809	1946	2005
MM—336 W. 11th Street, LLC	4,360,137	8,432,084	—	—	174,819	8,432,084	174,819	8,606,903	—	—	2005
MM—500 Mateo Street, LLC	—	—	—	—	270,635	—	270,635	270,635	—	1953	2006
MM—3rd & Omar Street, LLC	2,625,000	4,414,746	375,254	—	17,099	4,414,746	392,354	4,807,099	3,339	1958	2005

MERUELO MADDUX PROPERTIES

SCHEDULE III

COMBINED REAL ESTATE AND ACCUMULATED DEPRECIATION—(Continued)

	Encumbrances at December 31, 2005	Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Carrying Amount at December 31, 2005			Accumulated Depreciation at December 31, 2005	Year Built / Renovated	Year Acquired
Entity		Land	Building & Improvements	Land	Building & Improvements	Land	Building & Improvements	Total
MMP—2131 Humboldt Street, LLC	7,000,000	13,704,693	—	—	370,641	13,704,693	370,641	14,075,334	—	1990	2005
MM—915—949 S. Hill Street, LLC	9,780,637	20,079,744	—	—	810,127	20,079,744	810,127	20,889,871	—	—	2005
MG—Southpark, LLC	39,754,018	36,073,823	—	—	3,627,025	36,073,823	3,627,025	39,700,848	—	—	2005
MG—Little J, LLC	3,272,045	4,613,508	599,092	—	1,122,625	4,613,508	1,721,717	6,335,225	—	1970	2004
MM—817—825 S. Hill Street, LLC	5,885,685	12,870,775	—	—	185,739	12,870,775	185,739	13,056,514	—	—	2005
788 South Alameda, LLC	5,924,993	3,004,898	—	—	5,340,910	3,004,898	5,340,910	8,345,808	—	2006	2003
Meruelo Chinatown, LLC	5,000,000	5,292,788	—	—	1,142,672	5,292,788	1,142,672	6,435,460	—	—	2003
Alameda Produce Market, Inc.	53,071,026	7,500,000	26,375,000	—	13,081,517	7,500,000	39,456,517	46,956,517	7,657,417	1923	1998
Santa Fe Commerce Center, Inc.	10,582,626	2,126,317	7,328,618	—	368,242	2,126,317	7,696,859	9,823,177	1,554,403	1988	2000
Santa Fe & Washington Market, Inc.	2,419,753	1,576,730	3,504,124	—	(811,113)	1,576,730	2,693,011	4,269,742	162,355	1906	1999
905 8th Street, LLC	1,950,000	873,248	1,768,252	—	1,778,042	873,248	3,546,294	4,419,542	75,505	2004	2003
MG—1308 S. Orchard, LLC	664,371	223,954	417,715	—	281,409	223,954	699,124	923,078	195,996	1926	1990
Meruelo Baldwin Park, LLC	—	—	—	—	980,969	—	980,969	980,969	—	—	2006
MG—801 E. 7th Street, LLC	—	—	—	—	1,573,403	—	1,573,403	1,573,403	—	1951	2006
MG—Overland Terminal, LLC	—	—	—	—	2,962,254	—	2,962,254	2,962,254	—	1921	2006
MM—2415 W Washington Blvd, LLC	—	—	—	—	56,278	—	56,278	56,278	—	1931	2006
MM—3000 E. Washington Blvd., LLC	—	—	—	—	2,329,114	—	2,329,114	2,329,114	—	—	2006
MMP—1800 E. Washington Blvd., LLC	—	—	—	—	679,751	—	679,751	679,751	—	1921	2006
MM—555 Central Avenue, LLC	—	—	—	—	—	—	—	—	—	1981	2006
MG—2529 Santa Fe Avenue, LLC	—	—	—	—	—	—	—	—	—	—	2006
1828 Oak Street, LLC	—	—	—	—	481,431	—	481,431	481,431	—	1925	2006
Meruelo Maddux California Future Fund	150,000,000	—	—	—	—	—	—	—	—	—	—

	$431,141,298	$243,896,641	$118,578,416	$—	$56,025,289	$243,896,641	$174,603,705	$418,500,346	$10,851,516

MERUELO MADDUX PROPERTIES

SCHEDULE III

COMBINED REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)

The following is a reconciliation of real estate assets and accumulated depreciation:

	Years Ended December 31,
	2005	2004	2003
Real Estate Assets
Balance, beginning of period	$130,619,789	$71,530,309	$54,785,297
Additions – property acquisitions	248,842,587	56,729,568	9,701,892
– improvements*	39,037,970	9,960,405	7,043,120
Deductions – property dispositions	—	(7,600,493)	—

Balance, end of period	$418,500,346	$130,619,789	$71,530,309

Accumulated Depreciation
Balance, beginning of period	$8,429,831	$6,861,524	$5,675,718
Additions – depreciations	2,421,685	1,568,307	1,185,806
Deductions – disposals

Balance, end of period	$10,851,516	$8,429,831	$6,861,524

*	Includes non-cash accruals for capital items.

Depreciation of real estate assets reflected in the statements of operations is calculated over the

estimated	original lives of the assets as follows:

Building and improvements	39 years
Tenant improvements	Live of respective lease
Tenant origination costs	Live of respective lease

MERUELOMADDUX
PROPERTIES

717 W. 9th Street
(rendering of development/ commenced construction in October 2006)

Meruelo Wall Street

Ullman Tower Two (currently a parking lot)

788 S. Alameda

Alameda Square

801 E. 7th Street (under contract)

Seventh Street Produce Market

Until             , 2007 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

40,000,000 Shares

Common Stock

PROSPECTUS

FRIEDMAN BILLINGS RAMSEY

UBS INVESTMENT BANK

KEYBANC CAPITAL MARKETS

RBC CAPITAL MARKETS

BLAYLOCK & COMPANY, INC.

CABRERA CAPITAL MARKETS, INC.

DE LA ROSA & CO.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses of the sale and distribution of the securities being registered, all of which are being borne by the registrant.

Securities and Exchange Commission registration fee	$68,908
NASD filing fee	64,900
Nasdaq Global Market™ Listing Fees	125,000
Transfer agent and registrar fees	15,000
Legal fees and expenses	2,750,000
Accounting fees and expenses	1,100,000
Printing and engraving fees	500,000
Miscellaneous	376,192

Total	$5,000,000

All expenses, except the Securities and Exchange Commission registration fee and the NASD filing fee, are estimated.

Item 32. Sales to Special Parties.

See the response to Item 33 below.

Item 33. Recent Sales of Unregistered Securities.

Upon the registrant’s formation, affiliates of Messrs. Meruelo and Maddux were issued 200 shares of the registrant’s common stock for total consideration of $3,000 in cash in a private offering exempt from the registration requirements pursuant to Section 4(2) of the Securities Act in order to provide its initial capitalization.

In connection with the formation transactions, up to 40,000,000 shares of the registrant’s common stock, including shares subject to forfeiture but excluding shares that we have a contingent obligation to issue, will be issued to entities controlled by Messrs. Meruelo and Maddux in exchange for the equity interests in the entities owning the projects to be contributed to the registrant or to be acquired by the registrant through merger. The entities controlled by Messrs. Meruelo and Maddux irrevocably committed to contributing such interests, causing such mergers and receiving such common stock prior to the filing of this Registration Statement and are “accredited investors” as defined under Regulation D of the Securities Act. The issuance of these shares of common stock will be effected in reliance upon an exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

Upon consummation of the offering, 327,835 LTIP units will be issued to the registrant’s executive officers, pursuant to its 2007 Equity Incentive Plan. See “Management — 2007 Equity Incentive Plan.” The issuance of such LTIP units will be effected in reliance upon an exemption from registration under Section 4(2) of the Securities Act.

Item 34. Indemnification of Directors and Officers.

Under Section 145 of the Delaware General Corporation Law (“Delaware Law”), the registrant has broad powers to indemnify its directors and officers against liabilities they may incur in these capacities, including liabilities under the Securities Act. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any suit to which they are or are threatened to be made a party by reason of their serving in these positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interest of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful.

Section 102(b)(7) of Delaware Law, permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

The registrant’s certificate of incorporation and bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of Delaware Law and (ii) require the registrant to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. The registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors’ duty of care, and, in appropriate circumstances, equitable remedies including injunctive or other forms of non-monetary relief will remain available under Delaware Law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

The registrant has entered and intends to enter into indemnification agreements with each of its current and future directors, executive officers and other key employees that require the registrant to indemnify these persons against all expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any a person may be made a party by reason of the fact that a person is or was a director, an executive officer or employee of the registrant or any of its affiliated enterprises, provided that the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving a director or officer of the registrant as to which indemnification is being sought nor is the registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

The registrant maintains directors’ and officers’ liability insurance and intends to continue to maintain this insurance in the future.

In addition, the registrant’s directors and officers are indemnified for specified liabilities and expenses pursuant to the partnership agreement of Meruelo Maddux Properties, L.P., the limited partnership in which the registrant serves as the sole general partner.

Item 35. Treatment of Proceeds from Stock Being Registered.

None of the proceeds will be credited to an account other than the appropriate capital share account.

Item 36. Financial Statements, Schedules and Exhibits.

(a) Financial Statements.    See page F-1 for an index of the financial statements included in this registration statement.

(b) Exhibits.    The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibit No.	Description of Document

1	Form of Underwriting Agreement*

3.1	Form of Amended and Restated Certificate of Incorporation of Meruelo Maddux Properties, Inc.**

3.2	Form of Bylaws of Meruelo Maddux Properties, Inc.**

4	Form of Certificate for Common Stock of Meruelo Maddux Properties, Inc.**

5	Opinion of DLA Piper US LLP*

10.1	Form of Amended and Restated Agreement of Limited Partnership of Meruelo Maddux Properties, L.P.**

10.2	2007 Equity Incentive Plan†

10.3	Form of LTIP Unit Agreement†

10.4	Form of Restricted Stock Agreement†

10.5	Form of Employment Agreement with Mr. Meruelo**†

10.6	Form of Employment Agreement with Mr. Maddux**†

10.7	Form of Employment Agreement with Mr. Beckemeyer**†

10.8	Form of Employment Agreement with Mr. Skaggs**†

10.9	Form of Employment Agreement with Mr. McGonagle**†

10.10	Form of Employment Agreement with Mr. Nielsen**†

10.11	Form of Employment Agreement with Mr. Echemendia**†

10.12	Contribution Agreement, dated September 19, 2006, by and among Meruelo Maddux Properties, Inc., Meruelo Maddux Properties, L.P., Richard Meruelo, as Trustee of the Richard Meruelo Living Trust U/D/T dated September 15, 1989, Merco Group – Roosevelt Building, LLC, and Sunstone Bella Vista, LLC**

10.13	Merger Agreement dated September 19, 2006, by and among Meruelo Maddux Properties, Inc., Santa Fe & Washington Market, Inc., Santa Fe & Washington Market, LLC and Richard Meruelo, as Trustee of the Richard Meruelo Living Trust U/D/T dated September 15, 1989**

10.14	Merger Agreement dated September 19, 2006, by and among Meruelo Maddux Properties, Inc., Alameda Produce Market, Inc., Alameda Produce Market, LLC, Richard Meruelo, as Trustee of the Richard Meruelo Living Trust U/D/T dated September 15, 1989**

10.15	Form of Indemnification Agreement between Meruelo Maddux Properties, Inc. and its directors and officers**

10.16	Form of Registration Rights Agreement**

10.17	Form of Non-Competition Agreement with Messrs. Meruelo and Maddux**

21	Subsidiaries of Meruelo Maddux Properties, Inc.**

23.1	Consent of Ernst & Young LLP

23.2	Consent of DLA Piper US LLP (included in Exhibit 5)*

24.1	Powers of Attorney**

99.1	Consent of John B. Hansen to be named as a director

99.2	Consent of [•] to be named as a director*

99.3	Consent of Philip S. Payne to be named as a director

99.4	Consent of Richard Garcia Polanco to be named as a director

99.5	Consent of American Apparel**

*	To be filed by amendment.
**	Previously filed.
†	Compensatory plan or arrangement.

Item 37. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES AND POWERS OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, California on December 18, 2006.

MERUELO MADDUX PROPERTIES, INC.

By:	/S/ RICHARD MERUELO
Name:	Richard Meruelo
Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amended registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ RICHARD MERUELO Richard Meruelo	Chairman of the Board of Directors and Chief Executive Officer	December 18, 2006

/S/ JOHN CHARLES MADDUX John Charles Maddux	President and Chief Operating Officer and Director	December 18, 2006

/S/ LYNN BECKEMEYER Lynn Beckemeyer	Executive Vice President and Director	December 18, 2006

/S/ FRED SKAGGS Fred Skaggs	Chief Financial Officer (principal financial and accounting officer)	December 18, 2006

EXHIBIT INDEX

Exhibit No.	Description of Document

1	Form of Underwriting Agreement*

3.1	Form of Amended and Restated Certificate of Incorporation of Meruelo Maddux Properties, Inc.**

3.2	Form of Bylaws of Meruelo Maddux Properties, Inc.**

4	Form of Certificate for Common Stock of Meruelo Maddux Properties, Inc.**

5	Opinion of DLA Piper US LLP*

10.1	Form of Amended and Restated Agreement of Limited Partnership of Meruelo Maddux Properties, L.P.**

10.2	2007 Equity Incentive Plan†

10.3	Form of LTIP Unit Agreement†

10.4	Form of Restricted Stock Agreement†

10.5	Form of Employment Agreement with Mr. Meruelo**†

10.6	Form of Employment Agreement with Mr. Maddux**†

10.7	Form of Employment Agreement with Mr. Beckemeyer**†

10.8	Form of Employment Agreement with Mr. Skaggs**†

10.9	Form of Employment Agreement with Mr. McGonagle**†

10.10	Form of Employment Agreement with Mr. Nielsen**†

10.11	Form of Employment Agreement with Mr. Echemendia**†

10.12	Contribution Agreement, dated September 19, 2006, by and among Meruelo Maddux Properties, Inc., Meruelo Maddux Properties, L.P., Richard Meruelo, as Trustee of the Richard Meruelo Living Trust U/D/T dated September 15, 1989, Merco Group – Roosevelt Building, LLC, and Sunstone Bella Vista, LLC**

10.13	Merger Agreement dated September 19, 2006, by and among Meruelo Maddux Properties, Inc., Santa Fe & Washington Market, Inc., Santa Fe & Washington Market, LLC, and Richard Meruelo, as Trustee of the Richard Meruelo Living Trust U/D/T dated September 15, 1989**

10.14	Merger Agreement dated September 19, 2006, by and among Meruelo Maddux Properties, Inc., Alameda Produce Market, Inc., Alameda Produce Market, LLC, Richard Meruelo, as Trustee of the Richard Meruelo Living Trust U/D/T dated September 15, 1989**

10.15	Form of Indemnification Agreement between Meruelo Maddux Properties, Inc. and its directors and officers**

10.16	Form of Registration Rights Agreement**

10.17	Form of Non-Competition Agreement with Messrs. Meruelo and Maddux**

21	Subsidiaries of Meruelo Maddux Properties, Inc.**

23.1	Consent of Ernst & Young LLP

23.2	Consent of DLA Piper US LLP (included in Exhibit 5)*

24.1	Powers of Attorney**

99.1	Consent of John B. Hansen to be named as a director

99.2	Consent of [•] to be named as a director*

99.3	Consent of Philip S. Payne to be named as a director

99.4	Consent of Richard Garcia Polanco to be named as a director

99.5	Consent of American Apparel**

*	To be filed by amendment.
**	Previously filed.
†	Compensatory plan or arrangement.